Amendment No. 2 to confidential submission
As submitted confidentially with the Securities and Exchange Commission on August 5, 2021
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Sovos Brands, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	2000 (Primary Standard Industrial Classification Code Number)	81-5119352 (I.R.S. Employer Identification Number)

168 Centennial Parkway, Suite 200
Louisville, CO 80027
(720) 316-1225
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Corporation Service Company
251 Little Falls Drive
Wilmington, DE 19808
(302) 636-5400
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000 (Phone) (212) 310-8007 (Fax)	Isobel A. Jones, Esq. Chief Legal Officer Sovos Brands, Inc. 1901 Fourth St #200 Berkeley, CA 94710 (510) 210-5096	Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company”and “emerging growth company” in Rule 12b-2 of the Exchange Act. in Rule 12b-2 of the Exchange Act.
Large accelerated filer   ☐Accelerated filer   ☐Non-accelerated filer   ☐Smaller reporting company   ☐Emerging growth company   ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.   ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, $0.001 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933, as amended.

(2)
Includes shares of common stock that may be issuable upon exercise of an option to purchase additional shares granted to the underwriters.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion, Dated August 5, 2021
PRELIMINARY PROSPECTUS
Shares
Sovos Brands, Inc.
Common Stock

This is an initial public offering of common stock by Sovos Brands, Inc. (the “Company”). We are offering             shares of our common stock.
Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $      and $      . We intend to apply to have our common stock listed on the NASDAQ Global Market (“NASDAQ”) under the symbol “SOVO.”
We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company.” After the completion of this offering, we expect to be a “controlled company” within the meaning of the corporate governance standards of NASDAQ.

See “Risk Factors” on page 24 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
We refer you to “Underwriting,” beginning on page 132 of this prospectus, for additional information regarding total underwriter compensation.

We have agreed to reimburse underwriters for certain expenses with this offering.
To the extent that the underwriters sell more than           shares of common stock, the underwriters have an option to purchase up to an additional           shares from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on           , 2021.
Goldman Sachs & Co. LLCJ.P. Morgan BofA Securities Credit Suisse
BarclaysUBS Investment Bank Cowen Piper Sandler Stifel William Blair
Telsey Advisory Group Drexel Hamilton Loop Capital Markets

sovos brands™

One SERVING
MICHAEL
Angelo's
EGGPLANT
PARMIGIANA
RAO'S
HOMEMADE
BIRCH BENDERS
MICRO-PANCAKERY
PANCAKE & WAFFLE MIX
KETO
lemon
noosa
finest yoghurt
RAO'S
HOMEMADE
"All Natural, Premium"
MARINARA
RAO'S
MADE FOR HOME
ITALIAN STYLE
SLOW SIMMERED SOUP
ITALIAN WEDDING
4 pack
blueberry
noosa
finest yoghurt
all natural ingredients
gluten free
probiotic

DELICIOUS FOOD FOR JOYFUL LIVING

We invest in unique brands that have exciting growth potential, combining industry expertise with fresh thinking to bring our products into more homes across America.

RAO'S
MADE FOR HOME
CHICKEN PARMESAN

BIRCH BENDERS
PANCAKE & WAFFLE MIX
CLASSIC RECIPE

RAO'S
MADE FOR HOME
SLOW SIMMERED SOUP
CHICKEN NOODLE

noosa
fruit smoothie

MICHAEL
Angelo's
EGGPLANT
PARMIGIANA

lemon
noosa
finest yoghurt

BIRCH BENDERS
KETO

RAO'S
HOMEMADE
MARINARA

BIRCH BENDERS
CAKE
MIX
KETO
CHOCOLATE

RAO'S
MADE FOR HOME
MEATBALLS & SAUCE

We're dedicated to bringing today's consumers simple, great tasting food that fits the way they live.

RAO'S
HOMEMADE
MARINARA
SPAGHETTI

noosa

MICHAEL
Angelo's
SHRIMP
SCAMPI
NET WT. 10 OZ (283 G)

coconut
noosa
finest yoghurt

RAO'S
HOMEMADE
All Natural, Premium
ARRABBIATA
Spicy Marinara

"As one who is of half Sicilian and half northern Italian heritage... **I was thunderstruck by the excellent flavor of Rao's!"**

-Rao's lover

RAO'S
HOMEMADE
"All Natural, Premium"
TOMATO BASIL
NET WT 24 OZ (1.5 LB) 680G
RAO'S
HOMEMADE
"All Natural, Premium"
MARINARA
NET WT 24 OZ (1.5 LB) 680G
RAO'S
HOMEMADE
All Natural, Premium
ARRABBIATA
Spicy Marinara
NET WT 24 OZ (1.5 LB) 680G

lemon
noosa
finest yoghurt

strawberry
noosa
strawberry
noosa
strawberry
noosa

vanilla bean
noosa
honey
noosa
plain
noosa
honey
noosa
finest yoghurt

"This is seriously the best yogurt ever... If you like yogurt and you haven't tried this brand do yourself a favor and get some."

-noosa hungry adventurer

blueberry
noosa
finest yoghurt
strawberry rhubarb
noosa
finest yoghurt
mango
noosa
finest yoghurt
raspberry
noosa
finest yoghurt
lemon
noosa
finest yoghurt
tart cherry
noosa
finest yoghurt

noosa
fruit smoothie
noosa
fruit smoothie
noosa
fruit smoothie
noosa
fruit smoothie

"Birch Benders is the best commercial pancake mix I've ever had. **It rivals my grandmothers from-scratch recipe.**"

–Birch Benders fan

BIRCH BENDERS
MICRO-PANCAKERY
PANCAKE & WAFFLE MIX
ORGANIC CLASSIC
BIRCH BENDERS
MICRO-PANCAKERY
PANCAKE & WAFFLE MIX
PALEO
BIRCH BENDERS
MICRO-PANCAKERY
PANCAKE & WAFFLE MIX
5G NET CARBS
9G PROTEIN
KETO

"I tried Michael Angelo's recently and **I'm blown away at how close to homemade it really is.**"

–Michael Angelo's connoisseur

Family SIZE
MICHAEL Angelo's
HOMEMADE TASTE
EGGPLANT PARMIGIANA
One SERVING
MICHAEL Angelo's
SHRIMP SCAMPI
One SERVING
MICHAEL Angelo
VEGETABLE LASAGNA

You should rely only on the information contained in this prospectus or in any free-writing prospectus we may specifically authorize to be delivered or made available to you. Neither we nor the underwriters (or any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters (or any of our or their respective affiliates) are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any free-writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
Our fiscal year ends on the last Saturday closest to December 31 and as a result, a 53rd week is added approximately every sixth year. Fiscal 2020 and fiscal 2019 each had 52 weeks. Our fiscal quarters are comprised of 13 weeks each, ending on the 13th Saturday of each quarter, except for the 53-week fiscal years for which the fourth quarter will be comprised of 14 weeks, ending on the 14th Saturday of such fourth quarter.

i

Trademarks and Trade Names
We own or have the rights to use various trademarks, trade names, service marks and copyrights, including the following: Sovos™, Sovos Brands™, Rao’s®, Rao’s Homemade®, Rao’s Homemade Since 1896®, Rao’s Homestyle Since 1896®, Rao’s Homestyle™, Rao’s Made for Home™, noosa®, noosa finest yoghurt®, noosa mates®, Birch Benders®, Micro-Pancakery®, Magic Syrup® and Michael Angelo’s®, and various logos used in association with these terms. Some of the more important trademarks that we own or have rights to use that appear in this prospectus may be registered in the United States and other jurisdictions. Solely for convenience, any trademarks, trade names, service marks or copyrights referred to or used herein are listed without the applicable ©, ® or ™ symbol, but such references or uses are not intended to indicate, in any way, that we, or the applicable owner, will not assert, to the fullest extent under applicable law, our or their, as applicable, rights to these trademarks, trade names, service marks and copyrights. Other trademarks, trade names, service marks or copyrights of any other company appearing in this prospectus are, to our knowledge, the property of their respective owners.
Unless we indicate otherwise or the context otherwise requires, all references in this prospectus to our Rao’s brand include our Rao’s Homemade, Rao’s Homestyle and Rao’s Made for Home brands, and all references to our Rao’s products include our Rao’s Homemade pasta sauces (including tomato-based sauces, Alfredo sauces and Pesto sauces), pizza sauces and dry pastas; Rao’s Homestyle meat-based pasta sauces; and Rao’s Made for Home frozen entrées and soups.
Our subsidiary, Rao’s Specialty Foods, Inc. (“RSF” or “Rao’s Specialty Foods”), is party to a worldwide co-existence agreement with an unaffiliated third party, Rao’s Bar & Grill, Inc. (“RBG”), that governs each party’s rights to use and register trademarks consisting of or compromising Rao’s and associated logos (collectively, the “Rao’s Marks”). Pursuant to this agreement, RSF owns the right to use and register the Rao’s Marks in connection with foods, food products, beverages, sauces and related goods and services (including, without limitation, cookbooks and online and retail store services), while RBG owns the right to use and register the Rao’s Marks in connection with restaurant and bar services, including the Rao's restaurant in New York City, which is not affiliated with us. See “Business — Intellectual Property.”
Market and Industry Information
We relied, to the extent available, upon management’s review of independent industry surveys and publications and other publicly available information from a number of sources, including Information Resources, Inc. (“IRI”) and SPINS LLC (“SPINS”). The information regarding the fastest growing food company of scale in the United States is based on U.S. multi-outlet (“MULO”) retail and natural channel information from SPINS for the 52 weeks ended July 11, 2021 as compared to the 52 weeks ended December 28, 2019 and includes food companies with over $500 million in retail sales in the 52 weeks ended July 11, 2021 in the frozen, grocery, produce and refrigerated departments, and excludes beverage companies. The information regarding Michael Angelo’s dollar sales growth in the 52 weeks ended June 13, 2021 is based on information from IRI regarding U.S. food channel sales. Unless otherwise indicated, market share, retail sales, distribution and velocity information and panel data (including household penetration, repeat purchase rates, basket size and consumer demographics information) included in this prospectus are based on U.S. MULO channel information from IRI, and NPS (as defined herein) and aided awareness information included in this prospectus is based on Company-sponsored third-party studies. References to percentage growth included in this prospectus compare the relevant period to the comparable period in the prior year. Combined categories include the pasta and pizza sauce, ready-to-serve soup, dry pasta, frozen dinner, baking mix (inclusive of pancake and waffle mix), frosting, frozen waffle, syrup and yogurt categories. Although we believe that these sources are reliable, neither we nor the underwriters can guarantee the accuracy or completeness of this information and neither we nor the underwriters have independently verified this information. Additionally, from time to time, these sources may change their input information or methodologies, which may change the related results. While we believe the estimated market position, market opportunity and market size information included in this prospectus is generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Other market data and industry information is based on management’s knowledge of the industry and good faith estimates of management. All of the market data, panel data and industry information used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.
This prospectus also presents metrics related to visitors to our brand websites and to our presence on third-party social media sites, such as the number of visitors to our registered domains. These metrics contain certain limitations. The number of visitors to our websites has not been independently verified, and there are inherent challenges in measuring our unique visitors accurately. Further, we have relied on the calculations and analysis conducted by the social media sites and our use of third-party analytics tools to present metrics that, as closely as possible, reflect genuine users and legitimate user activity on the respective platforms. However, data from such sources may include inaccuracies, such as information relating to fraudulent accounts or interactions with our sites and social media accounts or those of the social media “influencers” with whom we partner. Such inaccuracies and fraudulent accounts or interactions may be caused by the use of bots or other mechanisms to generate false impressions, persons with multiple accounts on one service, persons with deactivated or inactive accounts and multiple views by the same user. We have only a limited ability to independently verify the metrics provided by social media sites and third-party analytics tools. Investors should not place undue reliance or emphasis on website visits or social media measures given these limitations and the fact that such measures do not bear any direct relationship to our financial condition or results of operations.
Basis of Presentation
Prior to this offering, 100% of the common equity of Sovos Brands, Inc. was held by Sovos Brands Limited Partnership (the “Partnership”). The limited partners of the Partnership include funds managed by Advent International Corporation (“Advent” or the “Sponsor”), our executive officers, other employees and other investors. An affiliate of Advent is the general partner of the Partnership.
The Partnership previously awarded incentive units to our executive officers and certain of our employees as equity-based compensation (the “Incentive Units”). The Incentive Units include: (i) service-based Incentive Units that vest at a rate of 6.25% quarterly, subject to continued employment through the vesting date (the “Time-Based Incentive Units”), and (ii) performance-based Incentive Units that vest, subject to continued employment through the vesting date, upon Advent’s receipt of aggregate cash amounts (including marketable securities, as such term is defined in the Incentive Unit award agreements) representing at least a multiple on Advent’s invested capital (“MOIC”) of 2.0 MOIC, 2.5 MOIC, 3.0 MOIC and 4.0 MOIC, as applicable, with linear interpolation between MOIC achievement levels (the “Performance-Based Incentive Units”).
In connection with this offering, the Partnership intends to distribute its shares of our common stock to its limited partners, in accordance with the applicable terms of its partnership agreement. As a result of the distribution, the limited partners holding capital interests will receive an aggregate of                 shares of our common stock.
With respect to the Incentive Units, in connection with this offering, holders of vested Time-Based Incentive Units will receive shares of our common stock and holders of unvested Time-Based Incentive Units and Performance-Based Incentive Units will receive shares of restricted common stock pursuant to a restricted stock award agreement with us. The restricted stock award agreements will set forth the terms of the restrictions, including vesting terms, which will be substantially the same as those of the previously awarded Incentive Units. Accordingly, upon the consummation of the offering: (i) holders of Time-Based Incentive Units will receive an aggregate of                 shares of our common stock for their Time-Based Incentive Units,                 shares of which will be shares of restricted common stock subject to continued time-based vesting; and (ii) holders of Performance-Based Incentive Units will receive an aggregate of                 shares of our common stock for their Performance-Based Incentive Units, which remain subject to performance-based vesting. For purposes of estimating the number of shares issuable to the holders of the Time-Based Incentive Units and Performance-Based Incentive Units, we deemed all of the Incentive Units vested and assumed a hypothetical liquidation of the Partnership based

on a value equal to the initial public offering price of $      per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). The actual number of shares of restricted common stock subject to time-based vesting and performance-based vesting is dependent upon the final public offering price in this offering. Pursuant to the applicable restricted stock award agreements, any shares of restricted common stock issued to holders of Incentive Units that do not vest will be forfeited back to the Partnership and distributed to the limited partners when the Partnership is liquidated.

PROSPECTUS SUMMARY
This summary highlights certain significant aspects of our business and this offering. This is a summary of information contained elsewhere in this prospectus, is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus, including the information presented under the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and the consolidated financial statements and the notes thereto, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Unless the context requires otherwise, references to “our company,” “we,” “us,” “our,” “Sovos” and “Sovos Brands” refer to Sovos Brands, Inc. and its direct and indirect subsidiaries on a consolidated basis.
Sovos Brands: A “One-of-a-Kind” Company
SO•VOS (sew-vōs) adaptation from old Latin for in a class by itself, therefore “unique” or “one-of-a-kind”
Sovos Brands is the fastest growing food company of scale in the United States, focused on acquiring and building disruptive growth brands that bring today’s consumers great tasting food that fits the way they live. Our brands, Rao’s, noosa, Birch Benders and Michael Angelo’s, are built with authenticity at their core, providing consumers food experiences that are genuine, delicious and unforgettable, making each of our brands “one-of-a-kind.” Our products are premium and made with simple, high-quality ingredients. Our people are at the center of all that we do. We empower our teams to lead with courage and tenacity, providing them with the confidence and agility to connect with our consumers and retail partners to drive unparalleled growth. We believe our focus on “one-of-a-kind” brands, products that people love and passion for our people makes Sovos Brands a “one-of-a-kind” company and enables us to deliver on our objective of creating a growing and sustainable food enterprise yielding financial growth ahead of industry peers.
In 2017, our Founder, President and Chief Executive Officer, Todd R. Lachman, together with our Chairman, William R. Johnson, identified an opportunity within the broader food landscape to acquire and build a portfolio of disruptive growth brands whose high-quality products support premium positioning. With the backing of the globally established private equity firm, Advent International Corporation (“Advent” or the “Sponsor”), Sovos Brands was formed and has become a leading and differentiated premium player within the packaged food industry.
Since our inception, we have been focused on building an organization with the capabilities to acquire, integrate and grow brands as we continue to scale. Our leadership team has extensive experience managing portfolios of global brands at some of the most respected consumer packaged goods (“CPG”) companies. To unlock our full potential, we combined a distinctive mix of industry veterans, entrepreneurs and food lovers and built a culture designed so that everyone has a voice. We believe our highly distinctive culture has attracted leading talent from across the CPG landscape to join our team and has meaningfully contributed to our success.
Sovos Brands delivers attractive growth at scale and profitability. From 2018 to 2020, our net sales increased at a compound annual growth rate (“CAGR”) of 66% (including the impact of noosa which we acquired in 2018 and Birch Benders which we acquired in 2020), and net sales of the four brands we own today increased at a CAGR of 28% (“brand net sales,” representing the brands’ organic growth) over the same period. We delivered this growth together with strong profitability. Despite our success, we have significant whitespace to drive continued growth as we increase household penetration across our portfolio, broaden our total addressable market (“TAM”) through innovation and pursue more acquisitions of disruptive growth brands.
We seek to acquire brands with the following attributes:
✓
Tastes delicious

✓
Simple, high-quality ingredients

✓
Ability to support premium pricing

✓
High consumer affinity / leading net promoter score (“NPS”)

✓
Attractive category dynamics / opportunity to disrupt

✓
Category and TAM whitespace

✓
Underdeveloped household penetration and brand awareness

Our business model is grounded in acquiring “one-of-a-kind” brands and leveraging a common infrastructure and shared playbook to drive growth. Our brands share multiple attributes, including: being delicious, possessing a leading consumer affinity, acting as potential category disruptors in large categories and utilizing brand strength to extend into new categories. Our brands generally over-index with young and family-oriented consumers who have higher disposable incomes. Our consumers are passionate about taste and quality and value clean ingredients according to Company-sponsored third-party studies and have higher basket sizes at retail compared to the category averages. We believe we are a strategic and valuable partner to retailers as our brands generally drive incremental sales in our categories according to SPINS panel data, offer better unit economics than key competitors and attract a highly coveted consumer base who are willing to spend more per trip than category averages. Our brands share a common playbook for growth, which is single mindedly focused on increasing household penetration by:
1.
Increasing distribution;

2.
Expanding brand awareness;

3.
Improving sales and marketing execution; and

4.
Innovating into new categories.

Our platform was designed to provide a foundation for future growth and to capture material synergies as we scale and add new brands. Over time, we expect to continue acquiring additional “one-of-a-kind” brands that have our targeted attributes and significant growth potential, and to combine our industry expertise with fresh thinking to bring these brands into more homes.

Our diverse brand and product portfolio includes:
Brand Net Sales by Brand(1)	Brand Net Sales by Product(1)

(1)
Brand net sales represents sales during the last 12 months ended June 26, 2021 regardless of Sovos ownership during such period. See “— Summary Historical Consolidated Financial and Other Data — EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Brand Net Sales and Adjusted Net Income” for a reconciliation of our net sales to brand net sales.

Our portfolio is diversified across brands and categories, with exposure to all meal occasions, especially breakfast and dinner where we believe consumers have the highest propensity to purchase food for their homes.
•
Our largest brand, Rao’s, was the fastest growing non-confectionary center-of-store food brand above $100 million in tracked retail sales from 2018 to 2020 and commanded the #1 NPS in the sauce category as of December 2020. The Rao’s brand offers a selection of pasta sauces, pizza sauces, dry pastas, frozen entrées and soups, including the #1 selling stock-keeping unit (“SKU”) in the pasta and pizza sauce category (Rao’s Homemade 24oz marinara) in the 52 weeks ended June 13, 2021 based on dollar sales. We plan to continue leveraging Rao’s brand equity with the addition of new categories of products. Rao’s sauces are simmered slowly and made in small batches with only high-quality ingredients, like pure olive oil and hand-picked, naturally ripened tomatoes from southern Italy. Our sauces have no tomato blends, no paste, no water, no starch, no fillers and no added sugar. Since our acquisition in July 2017, Rao’s has improved from #7 in dollar sales in the pasta and pizza sauce category in the 26 weeks ended July 2, 2017 to #3 in dollar sales, standing at 12.5% market share, in the 26 weeks ended June 13, 2021, despite Rao’s sauces having only 9.6% household penetration in the 52 weeks ended June 13, 2021 and less than half the total points of distribution (“TDPs”) of our top competitors. Our pasta and pizza sauce dollar sales grew 26.0% in the four weeks ended June 13, 2021 supported by double- or triple-digit growth across 9 of our top-10 retail partners. Rao’s total unit sales grew 37% across the sauce, dry pasta, ready-to-serve soup and frozen entree categories in the four weeks ended June 13, 2021, compared to a 1.9% unit sales growth for these categories combined.

Rao’s Dollar Sales and Share % in Pasta and Pizza Sauce Category
IRI (MULO), 26W periods with end dates as shown

Rao's dollar sales ($mm)
Sovos Brands closes acquisition of Rao's Specialty Foods
Rao's is the #7 brand in the pasta & pizza sauce category(1)
Rao's overtakes the #6 brand(2)
Rao's overtakes the #5 brand(3)
Rao's overtakes the #3 brand(4)
Closing in on #2 position with a ~350bps share gap(5)
3.3%
3.6%
4.0%
4.5%
5.7%
6.5%
7.6%
8.5%
10.9%
12.5%
$42
$45
$52
$58
$73
$85
$100
$146
$163
$186
Jan-17
Jul-17
Dec-17
Jul-18
Dec-18
Jun-19
Dec-19
Jun-20
Dec-20
Jun-21

(1)
Pasta and pizza sauce category in the 26 weeks ended July 2, 2017, with ranking based on dollar sales.

(2)
Pasta and pizza sauce category in the 26 weeks ended July 1, 2018, with ranking based on dollar sales.

(3)
Pasta and pizza sauce category in the 26 weeks ended June 28, 2020, with ranking based on dollar sales.

(4)
Pasta and pizza sauce category in the 26 weeks ended December 27, 2020, with ranking based on dollar sales.

(5)
Pasta and pizza sauce category in the 26 weeks ended June 13, 2021, with ranking and gap based on dollar share.

•
Michael Angelo’s serves as a frozen complement to Rao’s and was the #1 most preferred Italian frozen entrée brand among families as of January 2021 according to a Company-sponsored third-party study. Michael Angelo’s is an established brand with a homemade, authentic Italian heritage offering a variety of signature dishes, such as eggplant parmesan, lasagna, shrimp scampi and other Italian entrée favorites, made without preservatives or artificial ingredients for a homemade taste. All of our recipes were inspired by Nonna Foti, who grew up in Sicily. Following her unwavering commitment to quality, we are dedicated to using fresh ingredients, such as fresh Ricotta cheese, fresh onions and naturally vine-ripened tomatoes. Michael Angelo’s grew with dollar sales growth of 8.4% in the 52 weeks ended June 13, 2021.

•
noosa is one of the best tasting brands in the yogurt category according to a Company-sponsored third-party study and had one of the highest NPS in the category as of December 2020. noosa products are creamy and delicious and made with high-quality ingredients, such as whole milk from cows that are not treated with the growth hormone rBGH, real fruit and 100% pure North American wildflower honey. We acquired noosa in 2018 when the business was struggling in the face of broader category headwinds, and recognized its potential as a Sovos brand. We spent the first two years investing in strategic actions to return to growth. As a result of these strategic actions, noosa outperformed against the category in unit sales percentage growth for 30 months from the four weeks ended March 24, 2019 to the four weeks ended June 13, 2021, and noosa outpaced the yogurt category in dollar sales percentage growth with 3.0% growth in the 52 weeks ended June 13, 2021, compared to 2.6% growth for the category.
•
Birch Benders, our most recent acquisition, has grown faster than the combined pancake and waffle mix and frozen waffle categories with 50% dollar sales growth in the 52 weeks ended June 13, 2021, compared to 9% growth for the combined pancake and waffle mix and frozen waffle categories in the same period. Birch Benders outpaced the pancake and waffle mix category in dollar sales percentage growth with 6.6% growth in the 52 weeks ended June 13, 2021, compared to 2.7% decline for the category. Birch Benders frozen waffle dollar sales grew 386.1% in the same period, compared to 3.0% growth for the category. Birch Benders differentiates itself through its better-for-you, diet friendly and “guilt-free” offerings across traditionally “high-guilt” categories. Birch Benders’ product offerings of “clean ingredient” breakfast foods and snacks includes pancake and waffle mixes, baking mixes and frosting, cups, syrups and frozen waffles that cater to a variety of lifestyles, including organic, “keto,” “paleo,” protein and plant-based diets. With the #1 NPS score among organic pancake and waffle mix consumers as of January 2021, Birch Benders enjoys consumers’ brand advocacy and loyalty.

Sovos Brands Outperformed Before, During and After the 2020 COVID-19 Demand Surge

Consumers purchase our products through several channels, primarily grocery, club, mass, natural and specialty stores. We strategically position our brands to be valuable partners for retailers as our brands generally drive basket size trade up, strong gross profit per unit and, according to SPINS panel data, incremental sales to the category. We price many of our products to be premium, yet even at a higher price point than some competitors our average price point is affordable and accessible to a broad demographic, which allows us to penetrate multiple classes of retail. Our products are carried by a diverse array of leading retailers, including Walmart Inc. (‘‘Walmart’’), Costco Wholesale Corporation (‘‘Costco’’), Whole Foods Market, Inc. (‘‘Whole Foods’’), The Kroger Company (‘‘Kroger’’), Publix Super Markets, Inc. (‘‘Publix’’), Albertsons Companies, Inc. (‘‘Albertsons’’), Safeway Inc. (‘‘Safeway’’), Target Corporation (‘‘Target’’) and Koninklijke Ahold Delhaize N.V. (‘‘Ahold’’).
We have a proven track record of innovation which has allowed us to methodically expand the TAM for our brands and has bolstered our presence on retailers’ shelves. Our research and development and marketing teams have been able to identify adjacent categories where we can develop products that we believe have rapidly resonated with consumers. Our introduction of Rao’s soup demonstrates our innovation capabilities. We launched our Rao’s Made For Home ready-to-serve soup nationally in late 2019, which is now the #5 ready-to-serve soup brand by dollar sales in the 52 weeks ended June 13, 2021 with the #3 NPS in the category as of December 2020. For noosa, innovation has come in the form of delivering against new usage occasions. Recently, the fiscal 2019 national introduction of a 4.5oz size (smaller size than the well-known 8oz SKU) has driven trial for the brand, contributing to 6.9% unit sales growth in the 52 weeks ended June 13, 2021. Our ability to innovate allows us to expand the potential of our brands.
Despite our success, we believe significant opportunities remain for additional growth. For example, for the 52 weeks ended June 13, 2021, the household penetration of our Rao’s sauces stood at 9.6% compared to the #1 and #2 brands that each had over 30% household penetration, with 83.6% household penetration for the sauce category as a whole. In the same time period, the household penetration of noosa yogurts stood at 7.8% (compared to the yogurt category at 82.0%), Michael Angelo’s frozen dinners stood at 4.9% (compared to frozen dinner category at 71.5%) and Birch Benders pancake and waffle mixes and frozen waffles stood at 2.9% and 1.0%, respectively (compared to 50.6% and 43.5% for the pancake and waffle mix and frozen waffle categories, respectively). Additionally, the largest brands in our categories generally have significantly more TDPs than our brands. For example, the top two competitors in the pasta and pizza sauce category each had approximately 2-3x more TDPs than Rao’s in the 52 weeks ended June 13, 2021. We plan to continue to grow our household penetration by closing distribution gaps and increasing sales velocity alongside product offerings per retail location, supported by our enhanced brand awareness activities and product innovation efforts.
Our Performance: “One-of-a-Kind” Results
The success of our “one-of-a-kind” strategic approach is reflected in the following results:
•
Net sales increased from $203 million in the year ended December 29, 2018 to $560 million in the year ended December 26, 2020, representing a CAGR of 66% (including the impact of noosa which we acquired in 2018 and Birch Benders which we acquired in 2020).

•
During the same period, net sales of the four brands we own today increased from $374 million to $609 million, representing a CAGR of 28% (“brand net sales,” representing the brands’ organic growth). Brand net sales represents the sales of our brands in fiscal 2018, 2019 and 2020 including periods within those fiscal years prior to our acquisition of the brand.

•
Net income increased from a $27 million loss in the year ended December 28, 2019 to an $11 million profit in the year ended December 26, 2020.

•
Adjusted net income increased from a $11 million profit in the year ended December 28, 2019 to a $44 million profit in the year ended December 26, 2020.

•
Gross margin increased from 29% in the year ended December 28, 2019 to 33% in the year ended December 26, 2020.

•
Adjusted EBITDA increased from $42 million in the year ended December 28, 2019 to $91 million in the year ended December 26, 2020, representing a growth rate of approximately 115%.

•
Adjusted EBITDA margin increased from 11% in the year ended December 28, 2019 to 16% in the year ended December 26, 2020.

GAAP Net Sales
(in millions)
Brand Net Sales
(in millions)
See “— Summary Historical Consolidated Financial and Other Data — EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Brand Net Sales and Adjusted Net Income” for a reconciliation of our net sales to brand net sales.
Our Strengths: “One-of-a-Kind” for a Reason
We believe the following strengths are our “secret sauce,” positioning us to deliver on our mission of creating a growing and sustainable food enterprise yielding attractive financial results:
Highly differentiated brands:   Our guidelines for what it takes to be a Sovos brand:
✓
Tastes delicious

✓
Simple, high-quality ingredients

✓
Differentiated products to support premium pricing

✓
High consumer affinity / leading NPS

✓
Attractive category dynamics / opportunity to disrupt

✓
Category and TAM whitespace

✓
Underdeveloped household penetration and brand awareness

We are relentlessly focused on delivering consumers brands with authenticity at their core. We share the authentic origin stories behind our brands and create delicious food with simple ingredients and maximum consumer impact. We are obsessed with quality. We participate in the premium segments of our brands’ categories, which experienced high dollar sales growth in the 52 weeks ended June 13, 2021, and our brands outpaced their combined categories by approximately 25 percentage points in the same period.
Our brands’ stand-out attributes have and continue to win over an attractive and passionate consumer base. Consumers award our brands with strong NPSs and purchase our products because of their favorable perceptions of our products, such as “restaurant quality,” “tastes as good as homemade” and “made with high quality ingredients,” according to Company-sponsored third-party studies. Many of our consumers are young and family-oriented and purchase our products not just for themselves, but also to feed their families. Purchasers of our brands often trade up within the category to buy our products or are new shoppers within the category according to SPINS panel data. By delivering on expectations for quality, we have built a loyal consumer base as demonstrated by their strong repeat purchasing rates. For example, 62% of Rao’s buyers and 61% of noosa buyers were repeat purchasers in the 52 weeks ended June 13, 2021.
Rao’s Growth Outperforms Top Sauce Brands
IRI (MULO), 52W ended June 13, 2021

YoY Change in L52W Dollar Sales
TDPs Pasta & Pizza Sauce Category
$ Share Pasta & Pizza Sauce Category
RAO'S HOMEMADE
42%
958
12%
Competitor A
(2%)
311
1%
Competitor B
1%
2,588
21%
Competitor C
(9%)
1,751
10%
Competitor D
(12%)
2,039
16%
~2x
More TDPs than Rao's

***Rao's* commands the highest NPS score in the sauce category…**

Net Promoter Score (NPS)[1]

49
46
33
30
29
24
RAO'S
Competitor A
Competitor B
Competitor C
Competitor D
Competitor E

… driving the strongest consumer loyalty…

Brand Share of Requirements[2]

53%
37%
35%
33%
28%
23%
RAO'S
Competitor A
Competitor B
Competitor C
Competitor D
Competitor E

… resulting in consumers choosing it most frequently

Average Purchase Cycle

68
71
77
79
82
83
RAO'S
Competitor A
Competitor B
Competitor C
Competitor D
Competitor E

(1)
Company-sponsored third-party study, December 2020.

(2)
SPINS Consumer Panel Data, 52 weeks ended June 13, 2021.

Culture of innovation:   Inherent in our value creation playbook is our culture of continuous innovation. Our in-house marketing and research and development teams identify new opportunities where we can leverage our brand strength and infrastructure to develop new usage occasions for our brands. Across our portfolio, through innovation alone, we have successfully entered into new categories that have expanded our brands’ TAM by approximately $7 billion from approximately $19 billion to approximately $26 billion, and we believe that we have done so at a pace that few, if any, other CPG companies have achieved. Since acquiring our brands, we have expanded them nationally into the ready-to-serve soup, frozen entrées, dry pasta, drinkable yogurt, baking mixes and frosting categories.
For example, since acquiring Rao’s in 2017, we have already introduced the brand into three new categories nationally, including the frozen entrée, dry pasta and ready-to-serve soup categories. For Rao’s Made for Home soup, we began product development in 2018, launched in retail in 2019 and grew dollar sales 73.5% in the 52 weeks ended June 13, 2021, making Rao’s the #5 brand in the category by dollar sales in the same period with the #3 NPS in the category as of December 2020. Aside from entering new categories, we also pursue in-category innovation to further capitalize on our brand’s existing positioning. Within the spoonable yogurt category, we launched nationally a 4.5oz size for noosa, one of the key drivers of 30 months of outperformance against the category in unit sales percentage growth from the four weeks ended March 24, 2019 to the four weeks ended June 13, 2021.
We have a promising pipeline of new products, and have the team, the capabilities and most importantly, brands with leading consumer affinity, to execute on efficiently bringing these innovations to market.

Planned Evolution of Total Addressable Market for Rao’s, Birch Benders and noosa(1)

(1)
All category size data for categories at acquisition and additional categories today is presented as of the 52 weeks ended June 13, 2021. All category size data for future potential categories, except spoonable yogurt, is presented as of the 52 weeks ended December 27, 2020. Addressable market information for the dry pasta, frozen entrée, frozen pizza, salad dressing, baking mix, ready-to-eat baked goods, refrigerated baking, spoonable yogurt, drinkable yogurt, frozen novelties and ice cream categories is based on U.S. multi-outlet retail and natural channel information from SPINS.

(2)
Excludes both the double impact of the frozen entrée category captured in Rao’s existing TAM and Michael Angelo’s existing TAM and the double impact of the spoonable yogurt category captured in Birch Benders’ future potential TAM and noosa’s existing TAM.

Strategic and valuable brands for retailers:   We believe that our retail customers value our brands for the premium price points and strong sales velocities, which generate high gross profit per unit to retailers. Our brands help grow categories in the center of the store. While our prices are premium for their categories, our price points are accessible to the average consumer, providing us access to a broad demographic and across classes of retail. We have significant whitespace among distributors/retailers, and we believe that our compelling value proposition to retailers will provide us with significant opportunities to grow distribution across our portfolio.
Proven M&A platform with ability to drive growth through integration:   We have substantial experience successfully identifying, acquiring and integrating additional brands with high growth potential into our “one-of-a-kind” portfolio. In the last four years, we have successfully completed four acquisitions. We maintain selective criteria for evaluating potential acquisition targets, beginning with “what it takes to be a Sovos brand,” and have evaluated over 200 brands since Sovos Brands was formed. We have a proven track record of accelerating growth under Sovos ownership. We have built a sales and shared services team to support a larger organization, which will enable us to support future growth. Our track record reflects the success of our completed deals, as we have been able to grow each of our brands since we acquired them, grow our TAM, derive cost savings and enhance productivity and capture synergies. We believe our disciplined approach and deep bench of tenured industry professionals supporting our M&A effort will provide a successful platform for us to add value-enhancing brands to our portfolio over time.
Highly experienced leadership team anchored by a growth oriented culture:   Our leadership team is comprised of industry veterans and entrepreneurs with deep experience running portfolios significantly larger than Sovos today. We are led by our Founder, President and Chief Executive Officer, Todd R. Lachman,

who has over 30 years of experience delivering growth and value creation for some of the biggest names in CPG, serving as global president of Mars Petcare, president of Mars Chocolate North America and Latin America and executive vice president of Del Monte Foods. Our management team has an average of over 20 years of experience from companies including PepsiCo, Inc., the H.J. Heinz Company, Keurig Dr. Pepper Inc., Pinnacle Foods, Inc., the J.M. Smucker Company, the Kellogg Company, Annie’s, Inc. and many others.
Across our brands, Sovos team members share an unwavering commitment and accountability to our guiding principles:
•
Lead with courage and tenacity

•
Focus on quality

•
Obsess with the front line

•
Communicate with candor and respect

•
Be nimble

•
Enjoy the ride

We are entrepreneurial. We are passionate. We are a challenger culture. Our Sovos team is driven by our unrelenting focus on delivering delicious food for joyful living. Our organizational culture is based in our unwavering commitment to delivering the best — across every aspect of our business and products. We have the soul, hunger and swagger of a start-up, balanced by the wisdom, fortitude and confidence of a large incumbent.
Attractive financial profile:   We have an attractive financial profile with a track record of delivering sustained growth. Net sales increased from $203 million in the year ended December 29, 2018 to $560 million in the year ended December 26, 2020, representing a CAGR of 66% (including the impact of noosa which we acquired in 2018 and Birch Benders which we acquired in 2020). Our brand net sales increased from $374 million to $609 million in the same period, representing a CAGR of 28%. Our net income increased from $27 million loss in the year ended December 28, 2019 to $11 million profit in the year ended December 26, 2020. Similarly, Adjusted EBITDA increased from $42 million in the year ended December 28, 2019 to $91 million in the year ended December 26, 2020, representing an annual growth rate of approximately 115%.
We believe that we are at the cross section of scale, high growth and high margin, but still have room to continue growing and improving. Our cash flow benefits from the fact that our business model requires minimal capital requirements. We have an attractive financial profile and robust cash flow generation, which allows us to continue to reinvest in our platform and, most importantly, pursue value creating acquisitions.
Our Growth Strategies: “One-of-a-Kind” Opportunity
We intend to grow sales and profitability through the following growth strategies:
Continue to increase household penetration:   We have a clear and tangible opportunity to increase household penetration for each of our brands. For example, our household penetration for Rao’s sauces in the 52 weeks ended June 13, 2021 was 9.6% compared to the sauce category of 83.6%. Each 1% of household penetration for Rao’s pasta and pizza sauces equated to approximately $36 million in retail sales in the same period. Household penetration for noosa yogurt, Michael Angelo’s frozen dinners, Birch Benders pancake and waffle mixes and Birch Benders frozen waffles was 7.8%, 4.9%, 2.9% and 1.0% compared to their categories of 82.0%, 71.5%, 50.6% and 43.5%, respectively.

Household Penetration
IRI (MULO), L52W 6/13/21
We are focused on and committed to expanding our presence across retail channels, and in doing so, driving consumers to try our products and enhancing our brand awareness, utilizing the following key strategies:
•
Expand TDPs:   The largest brands in our categories today generally have more than twice the TDPs as our brands. For example, in the 26 weeks ended June 13, 2021, Rao’s was the #3 brand by dollar share in the pasta and pizza sauce category with total dollar market share of 12.5%, surpassing a leading brand at 9.5%. That same leading brand had 1.3 times the TDPs nationally in the same period. We expect to grow TDPs, closing distribution gaps, by leveraging our strong value proposition to retailers. noosa had one of the strongest dollar velocities in the yogurt category, with dollar sales over TDP growth 3.1 times higher than the yogurt category’s, in the 52 weeks ended June 13, 2021, which serves as a critical proof-point to this future distribution growth opportunity. In the long term, we also believe there is significant opportunity to expand our retail footprint into new, currently untapped channels in the United States and to introduce our brands internationally.

•
Grow awareness and drive trial:   We have a significant opportunity to grow brand awareness of each of our brands and we intend to leverage our track record of successful engagement with consumers. As of February 3, 2021, aided awareness for Rao’s and noosa was less than half their top competitors, and only 12% of consumers had aided awareness of Birch Benders. As a result of recent marketing investments, consumer awareness and trial of our brands has grown significantly. Because of our strong NPSs, as we drove trial of our brands, we have grown our loyal base of consumers with strong repeat purchasing rates. As we scale, we will evaluate the best methods to reach our target consumer base and continue to invest in marketing to drive awareness and trial to attract new loyal consumers to our brands. Our industry-recognized digital marketing capabilities and innovative brand campaigns differentiate us from our competitors and resonate with our loyal consumer base.

Continue to broaden our TAM through innovation:   We strategically develop our brands to allow them to extend into new categories over time to grow their TAM, and we are relentlessly focused on innovation to drive broader consumer adoption and new usage occasions. We target entering attractive new categories where our brands can make an immediate and measurable impact, and also where we believe consumers are increasing their expenditures. We are actively expanding our TAM through the launch of new and growing products, such as Rao’s soups and frozen entrées, noosa’s 4.5oz size and Birch Benders’ frozen waffles and baking mixes, and expect to nearly double the approximately $26 billion TAM for our brands through further innovation.
Continue to pursue acquisitions of “one-of-a-kind” brands:   We will continue to pursue acquisitions of brands that have key attributes and attractive growth potential, and combine our industry expertise with fresh thinking to bring these brands into more homes. We maintain a disciplined approach to identify and evaluate attractive brands with the potential to be a Sovos brand. Given our breadth of categories, temperature states and supply chain insight, we believe we have a significant opportunity to add new brands across the food landscape. Our team has the talent and experience to support a larger portfolio as we scale. We intend to leverage our proven value creation playbook to accelerate growth and realize synergies under our ownership. Given our robust capabilities and numerous brands that we can target, we expect to continue adding “one-of-a-kind” brands to our portfolio over time.
Continue to drive margin expansion and achieve long-term financial targets:   In addition to continuing to pursue acquisitions of brands with key attributes and attractive growth potential, we will continue to increase our scale in order to promote cost of goods sold (“COGS”) efficiencies and improve our ability to leverage our selling, general and administrative spending. We will also continue to seek to improve gross profit, through trade and net pricing management and promotion and slotting efficiencies, through value engineering and capital expenditure-enabled productivity. Through these measures, we aim to enhance net sales and Adjusted EBITDA growth and increase our Adjusted EBITDA margin.
Summary of Risk Factors
Investing in our common stock involves a number of risks. These risks represent challenges to the successful implementation of our strategy and the growth of our business. The occurrence of one or more of the events or circumstances described in the section entitled “Risk Factors,” alone or in combination with other events or circumstances, could have a material adverse effect on our business, financial condition and results of operations. In that event, the trading price of our common stock could decline, and you could lose all or part of your investment. Some of these risks are:
•
competition in the packaged food industry and our product categories;

•
the COVID-19 pandemic and associated effects;

•
our inability to identify, consummate or integrate new acquisitions or realize the projected benefits of acquisitions;

•
our inability to effectively manage our growth;

•
our inability to successfully introduce new products or failure of recently launched products to meet expectations or remain on-shelf;

•
our inability to expand household penetration and successfully market our products;

•
erosion of the reputation of one or more of our brands;

•
issues with the major retailers, wholesalers, distributors and mass merchants on which we rely, including if they give higher priority to other brands or products, perform poorly or declare bankruptcy;

•
our vulnerability to decreases in the supply of and increases in the price of raw materials and labor, manufacturing, distribution and other costs, and our inability to offset increasing costs through cost savings initiatives or pricing;

•
our vulnerability to the impact of severe weather conditions, natural disasters and other natural events on our manufacturing facilities, co-packers or raw material supplies;

•
failure by us or third-party co-packers or suppliers of raw materials to comply with food safety, environmental or other laws or regulations, or new laws or regulations;

•
our dependence on third-party distributors and third-party co-packers, including one co-packer for the substantial majority of our Rao’s Homemade sauce products;

•
failure to protect, or litigation involving, our tradenames or trademarks and other rights;

•
our level of indebtedness, which as of June 26, 2021 was $787.1 million, and our duty to comply with covenants under each of our Credit Facilities (as defined herein); and

•
the interests of Advent may differ from those of public stockholders.

For a discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk Factors.”

Our Sponsor
Founded in 1984, Advent has invested in more than 375 private equity transactions in 42 countries and as of March 31, 2021, had $74.6 billion in assets under management. Advent’s current portfolio comprises investments across five sectors — Retail, Consumer & Leisure; Business and Financial Services; Healthcare; Industrial and Technology. The Advent team includes more than 240 investment professionals across Europe, North America, Latin America and Asia.
Following the closing of this offering, funds managed by the Sponsor are expected to own approximately    % of our outstanding common stock, or    %, if the underwriters’ option to purchase additional shares is fully exercised. As a result, the Sponsor will be able to exercise significant voting influence over fundamental and significant corporate matters and transactions. See “Risk Factors — Risks Related to this Offering and Ownership of Our Common Stock” and “Principal Stockholders.”
Corporate Information
Sovos Brands, Inc. was incorporated in Delaware on January 17, 2017, under the name “Sovos Brands Super Holdings, Inc.” Our principal executive offices are located at 168 Centennial Parkway, Suite 200, Louisville, Colorado 80027, and our telephone number is (720) 316-1225. Our corporate website address is www.sovosbrands.com. Our website, the websites of our brands and the information contained on, or that can be accessed through, these websites is not deemed to be incorporated by reference in, and is not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our common stock.
Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in gross revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other regulatory requirements for up to five years that are otherwise applicable generally to public companies. These provisions include, among other matters:
•
requirement to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•
exemption from the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•
exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•
exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•
an exemption from the requirement to seek non-binding advisory votes on executive compensation and golden parachute arrangements; and

•
reduced disclosure about executive compensation arrangements.

We will remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of our initial public offering unless, prior to that time, we have more than $1.07 billion in annual gross revenue, have a market value for our common stock held by non-affiliates of more than $700 million as of the last day of our second fiscal quarter of the fiscal year and a determination is made that we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or issue more than $1.0 billion of non-convertible debt over a three-year period, whether or not issued in a registered offering. We have availed ourselves of the reduced reporting obligations with respect to audited financial statements and related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and executive compensation disclosure in this prospectus and expect to continue to avail ourselves of the reduced reporting obligations available to emerging growth companies in future filings.
In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. An emerging growth company can, therefore, delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.
As a result of our decision to avail ourselves of certain provisions of the JOBS Act, the information that we provide may be different than what you may receive from other public companies in which you hold an equity interest. In addition, it is possible that some investors will find our common stock less attractive as a result of our elections, which may cause a less active trading market for our common stock and more volatility in our stock price.

THE OFFERING
Issuer
Sovos Brands, Inc.
Common stock offered by us
        shares of common stock (          shares if the underwriters exercise their option to purchase additional shares in full).
Common stock to be outstanding after this offering
         shares of common stock (         shares if the underwriters exercise their option to purchase additional shares in full).
Option to purchase additional shares of common stock
The underwriters have an option to purchase an additional         shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.
Use of proceeds
We estimate that the net proceeds from the sale of our common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $      million ($      million if the underwriters exercise their option to purchase additional shares in full) based on an assumed initial public offering price of $      per share (the midpoint of the price range set forth on the cover of this prospectus).
We intend to use the net proceeds from this offering to repay borrowings outstanding under our Credit Facilities and for general corporate purposes. See “Use of Proceeds.”
Dividend policy
We do not anticipate paying any dividends on our common stock for the foreseeable future; however, we may change this policy in the future. See “Dividend Policy.”
Risk Factors
Investing in our common stock involves a high degree of risk. See the “Risk Factors” section of this prospectus beginning on page 24 for a discussion of factors you should carefully consider before investing in our common stock.
Listing
We intend to apply to have our common stock listed on NASDAQ under the symbol “SOVO.”
Except as otherwise indicated, the number of shares of our common stock outstanding after this offering:
•
gives effect to the distribution of shares of common stock to the limited partners of the Partnership as set forth in “Basis of Presentation,” including the distribution of            shares of restricted stock to the holders of Incentive Units awarded under our Sovos Brands Limited Partnership 2017 Equity Incentive Plan (the “2017 Plan”), which will occur upon the consummation of this offering as set forth in “Basis of Presentation;”

•
excludes           shares of our common stock issuable under equity awards that we intend to grant under our Sovos Brands, Inc. 2021 Equity Incentive Plan (the “2021 Plan”) at the time of this offering as set forth in “Executive and Director Compensation — Anticipated Changes to our Compensation Program Following this Offering — 2021 Equity Incentive Plan;”

•
excludes an aggregate of           shares of our common stock that will be available for future equity awards under the 2021 Plan that we intend to a dopt at the time of this offering;

•
gives effect to a           for           stock split of our common stock that will occur prior to the consummation of this offering;

•
gives effect to our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect prior to the consummation of this offering; and

•
assumes no exercise of the underwriters’ option to purchase additional shares.

Unless otherwise indicated, this prospectus assumes an initial public offering price of $      per share (the midpoint of the price range set forth on the cover of this prospectus).

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables set forth our summary historical consolidated financial and other data for the periods as of the dates indicated. We derived the summary consolidated statement of operations data for the years ended December 26, 2020 (“fiscal 2020”) and December 28, 2019 (“fiscal 2019”) and the summary consolidated balance sheet data at December 26, 2020 and December 28, 2019 from the audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our summary consolidated statement of operations data for fiscal 2020 and summary consolidated balance sheet data as of December 26, 2020 include the results of the Birch Benders business for the period from October 23, 2020 to December 26, 2020. We derived the summary consolidated statements of operations data for the 26 weeks ended June 26, 2021 and June 27, 2020 and the consolidated balance sheet data at June 26, 2021 and June 27, 2020 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that we consider necessary to state fairly the financial information set forth in those statements.
Our historical results are not necessarily indicative of future operating results. You should read the information set forth below together with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.
	26 Weeks Ended			Fiscal Year Ended
	June 26, 2021		June 27, 2020	December 26, 2020		December 28, 2019
	(in thousands, except per share data)
Consolidated Statement of Operations Data
Net sales		$351,209	$261,408		$560,067	$388,004
Cost of sales		239,764	174,726		373,314	275,386
Gross Profit		111,445	86,682		186,753	112,618
Operating expenses:
Selling, general and administrative expenses		60,178	50,199		124,612	94,480
Depreciation and amortization expense		14,395	11,872		24,744	23,771
Loss on extinguishment of debt		9,717	—		—	—
Impairment of goodwill and intangible assets(1)		—	—		—	17,163
Total operating expenses		84,290	62,071		149,356	135,414
Operating income (loss)		27,155	24,611		37,397	(22,796)
Interest expense		12,066	10,619		19,895	22,975
Income (loss) before income tax (expense) benefit		15,089	13,992		17,502	(45,771)
Income tax (expense) benefit		(4,716)	(4,924)		(6,677)	18,626
Net income (loss)		$10,373	$9,068		$10,825	$(27,145)
Earnings per share data:
Basic earnings (loss) by common share		$16.92	$14.79		$17.66	$(44.37)
Diluted earnings (loss) by common share		$16.26	$14.39		$17.22	$(44.37)
Weighted average basic common shares outstanding		613,067	613,069		613,068	611,860
Weighted average diluted common shares outstanding		637,763	629,992		628,486	611,860
Pro forma basic earnings (loss) by common share(2).	$			$
Pro forma diluted earnings (loss) by common share(2)	$			$
Pro forma weighted average basic common shares outstanding(2)
Pro forma weighted average diluted common shares outstanding(2)

	At June 26, 2021
	Actual	As Adjusted(3)
	(in thousands)
Consolidated Balance Sheet Data (at end of period)
Total assets	$1,182,405	$
Long-term debt(4)	780,000
Capital leases	7,129
Total stockholders’ equity	214,179
	26 Weeks Ended		Fiscal Year Ended
	June 26, 2021	June 27, 2020	December 26, 2020	December 28, 2019
	(in thousands)
Other Financial Data
Brand net sales(5)	$351,209	$290,997	$608,754	$421,804
Adjusted net income(5)	$34,125	$23,681	$44,105	$10,835
EBITDA(5)	$45,963	$41,071	$71,194	$10,259
Adjusted EBITDA(5)	$62,879	$47,292	$91,132	$42,346
EBITDA margin(5)	13.1%	15.7%	12.7%	2.6%
Adjusted EBITDA margin(5)	17.9%	18.1%	16.3%	10.9%

(1)
For fiscal 2019, the Company recorded impairment charges totaling $17.2 million for the impairment of goodwill and intangible assets. The impairment charges related to the Michael Angelo’s reporting unit and tradename.

(2)
The unaudited pro forma earnings per share reflects the application of the proceeds from the sale of                 shares from this offering, at an assumed initial public offering price of $      per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) that are necessary to repay a portion of debt. Net income (loss) has been adjusted to assume no interest on the portion of debt paid with the proceeds.

Dollars and shares in thousands, except per share amounts	26 Weeks Ended June 26, 2021 (unaudited)	Fiscal Year Ended December 26, 2020 (unaudited)
Numerator
Net income attributable to basic common shares	$	$
Adjust for interest paid on term loans
Pro forma net income attributable to basic common shares	$	$
Denominator
Weighted average basic common shares outstanding
Add: common shares offered hereby to repay a portion of debt
Pro forma weighted average basic common shares outstanding
Weighted average diluted common shares outstanding
Pro forma weighted average diluted common shares outstanding
Pro forma basic earnings (loss) by common share	$	$
Pro forma diluted earnings (loss) by common share	$	$

(3)
We present certain information on an as adjusted basis to give effect to (i) the sale by us of shares of our common stock in this offering, assuming no exercise of the underwriters’ option to purchase additional shares, at an assumed initial public offering price of $       per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), less estimated underwriting discounts and commissions and estimated expenses, and (ii) the application of the net proceeds to be received by us from this offering as described in “Use of Proceeds.”

(4)
Amounts excluding unamortized debt issuance costs. For a description of our debt, see “Description of Material Indebtedness.”

(5)
EBITDA, Adjusted EBITDA, EBITDA margin, Adjusted EBITDA margin, brand net sales and adjusted net income as presented in this prospectus are supplemental measures of our performance that are neither required by, nor presented in accordance with, generally accepted accounting principles (“GAAP”).

See “— EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Brand Net Sales and Adjusted Net Income” for a discussion of our results of operations for definitions and a reconciliation of our net income (loss) to Adjusted EBITDA, net sales to brand net sales and net income (loss) to adjusted net income.
EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Brand Net Sales and Adjusted Net Income
We report our financial results in accordance with GAAP. To supplement this information, we also use EBITDA, Adjusted EBITDA, EBITDA margin, Adjusted EBITDA margin, brand net sales and adjusted net income, non-GAAP financial measures in this prospectus. We define EBITDA as net income (loss) before net interest expense, income tax expense (benefit), depreciation and amortization. We define Adjusted EBITDA as EBITDA adjusted for impairment of goodwill and intangible assets, transaction and integration costs, initial public offering readiness, non-cash equity-based compensation, supply chain optimization and non-recurring costs. EBITDA margin is determined by calculating the percentage EBITDA is of net sales. Adjusted EBITDA margin is determined by calculating the percentage Adjusted EBITDA is of net sales. Brand net sales consists of net sales from the Rao’s, noosa, Birch Benders and Michael Angelo’s brands for the identified period regardless of our ownership of the brand at that time. Adjusted net income consists of net income (loss) before impairment of goodwill and intangible assets, transaction and integration costs, initial public offering readiness, non-cash equity-based compensation, supply chain optimization, non-recurring costs, acquisition amortization and tax related adjustments that we do not consider in our evaluation of our ongoing operating performance from period to period as discussed further below. EBITDA, Adjusted EBITDA, EBITDA margin, Adjusted EBITDA margin, brand net sales and adjusted net income are included in this prospectus because they are key metrics used by management to assess our operating performance. Management believes that EBITDA, Adjusted EBITDA, EBITDA margin, Adjusted EBITDA margin, brand net sales and adjusted net income are helpful in highlighting performance trends because these metrics eliminate non-recurring and unusual items and non-cash expenses, which we do not consider indicative of ongoing operational performance. Our presentation of EBITDA, Adjusted EBITDA, EBITDA margin, Adjusted EBITDA margin, brand net sales and adjusted net income should not be construed to imply that our future results will be unaffected by these items. By providing these non-GAAP financial measures, management believes we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
EBITDA, Adjusted EBITDA, EBITDA margin, Adjusted EBITDA margin, brand net sales and adjusted net income are not defined under GAAP. Our use of the terms EBITDA, Adjusted EBITDA, EBITDA margin, Adjusted EBITDA margin, brand net sales and adjusted net income may not be comparable to similarly titled measures of other companies in our industry and are not measures of performance calculated in accordance with GAAP. Our presentation of EBITDA, Adjusted EBITDA, EBITDA margin, Adjusted EBITDA margin, brand net sales and adjusted net income are intended as supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. EBITDA, Adjusted EBITDA, EBITDA margin, Adjusted EBITDA margin, brand net sales and adjusted net income should not be considered as alternatives to operating income (loss), net income (loss), earnings per share, net sales or any other performance measures derived in accordance with GAAP, or as measures of operating cash flows or liquidity.
EBITDA, Adjusted EBITDA, EBITDA margin, Adjusted EBITDA margin and adjusted net income have important limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are:
•
EBITDA, Adjusted EBITDA, EBITDA margin and Adjusted EBITDA margin do not reflect any charges for the assets being depreciated and amortized that may need to be replaced in the future;

•
EBITDA, Adjusted EBITDA, EBITDA margin and Adjusted EBITDA margin do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•
EBITDA, Adjusted EBITDA, EBITDA margin and Adjusted EBITDA margin do not reflect our income tax expense or the cash requirements to pay our income taxes;

•
EBITDA, Adjusted EBITDA, EBITDA margin, Adjusted EBITDA margin and adjusted net income do not reflect the impact of impairments of goodwill or intangible assets;

•
EBITDA, Adjusted EBITDA, EBITDA margin, Adjusted EBITDA margin and adjusted net income do not reflect the impact of transaction costs and certain integration costs associated with the acquisition of the Birch Benders business (the “Birch Benders Acquisition”) in October 2020 and the Noosa Acquisition as well as costs associated with incomplete potential acquisitions and substantial one-time costs in fiscal 2020 and the 26 weeks ended June 26, 2021 related to a large uncompleted transaction;

•
EBITDA, Adjusted EBITDA, EBITDA margin, Adjusted EBITDA margin and adjusted net income do not reflect costs associated with preparing for this offering;

•
EBITDA, Adjusted EBITDA, EBITDA margin, Adjusted EBITDA margin and adjusted net income do not reflect the impact of write-downs of fixed assets, product write-offs related to manufacturing optimization, certain operation rationalization initiatives and strategic initiatives;

•
EBITDA, Adjusted EBITDA, EBITDA margin, Adjusted EBITDA margin and adjusted net income do not reflect the impact of share-based compensation upon our results of operations; and

•
EBITDA, Adjusted EBITDA, EBITDA margin, Adjusted EBITDA margin and adjusted net income do not include certain expenses that are non-recurring, infrequent and unusual in nature, including extinguishment of debt, costs associated with the dividend, enterprise resource planning (“ERP”) implementation costs related to integrating acquisitions, severance costs and certain legal settlements related to the exit of facilities.

In evaluating EBITDA, Adjusted EBITDA, EBITDA margin, Adjusted EBITDA margin and adjusted net income, you should be aware that in the future we may incur expenses similar to those eliminated in this presentation.
The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income (loss), their most directly comparable GAAP measure, for each of the periods presented:
	26 Weeks Ended		Fiscal Year Ended
	June 26, 2021	June 27, 2020	December 26, 2020	December 28, 2019
	(in thousands)
Net Income (Loss)	$10,373	$9,068	$10,825	$(27,145)
Interest	12,066	10,619	19,895	22,975
Income Tax Expense (Benefit)	4,716	4,924	6,677	(18,626)
Depreciation and amortization	18,808	16,460	33,797	33,055
EBITDA	45,963	41,071	71,194	10,259
Impairment of Goodwill and Intangible Assets(1)	—	—	—	17,163
Transaction and Integration Costs(2)	3,510	3,382	12,396	5,425
Initial Public Offering Readiness(3)	2,059	154	2,701	280
Non-Cash Equity-Based Compensation(4)	1,105	973	1,915	2,134
Supply Chain Optimization(5)	—	992	1,914	2,459
Non-recurring Costs(6)	10,242	720	1,012	4,626
Adjusted EBITDA	$62,879	$47,292	$91,132	$42,346
EBITDA margin	13.1%	15.7%	12.7%	2.6%
Adjusted EBITDA margin	17.9%	18.1%	16.3%	10.9%

(1)
Consists of expenses for impairment of goodwill and intangible assets.

(2)
Consists of transaction costs and certain integration costs associated with the Birch Benders Acquisition and the Noosa Acquisition as well as costs associated with incomplete potential acquisitions and substantial one-time costs in fiscal 2020 and the 26 weeks ended June 26, 2021 related to a large uncompleted transaction.

(3)
Consists of costs associated with preparing us for this offering, primarily comprised of professional fees.

(4)
Consists of non-cash equity based compensation expense associated with the grant of equity-based compensation provided to our officers, directors and employees.

(5)
Consists of expenses for professional fees related to supply-chain manufacturing optimization and costs associated with SKU rationalization and certain other rationalization initiatives.

(6)
Consists of costs related to loss on extinguishment of debt, costs associated with the dividend, our ERP implementation related to integrating acquisitions, executive separation costs and legal settlement costs related to the exit of facilities.

Brand net sales includes actual or estimated net sales for all of our brands for the periods presented regardless of Sovos’ ownership during such period. Net sales for fiscal 2020 under GAAP only includes net sales for the Birch Benders brand after the Birch Benders Acquisition in October 2020. Net sales for fiscal 2018 and fiscal 2019 under GAAP do not include net sales for the Birch Benders brand. The relative performance of Birch Benders prior to our acquisition may not be indicative of the results for Birch Benders in any future periods. Net sales for fiscal 2018 under GAAP only includes net sales for the noosa brand after the Noosa Acquisition in November 2018. Brand net sales includes net sales of the Birch Benders brand prior to the Birch Benders Acquisition and net sales of the noosa brand prior to the Noosa Acquisition and were derived from estimates prepared by, and are the responsibility of, management. Neither the Company’s independent auditors, nor any other independent accountants, have audited, compiled, examined or performed any procedures with respect to such information, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the such information. We are providing this information to provide investors with information regarding the relative net sales growth of all of our brands during the periods presented.
The following table provides a reconciliation of brand net sales to net sales, its most directly comparable GAAP measure, for each of the periods presented:
	26 Weeks Ended			Fiscal Year Ended
	June 26, 2021	June 27, 2020	June 29, 2019	December 26, 2020	December 28, 2019	December 29, 2018
	(in thousands)
Net Sales	$351,209	$261,408	—	$560,067	$388,004	$203,352
noosa net sales prior to acquisition	—	—	—	—	—	149,486
Birch Benders net sales prior to acquisition	—	29,589	—	48,687	33,800	21,129
Brand Net Sales	$351,209	$290,997	—	$608,754	$421,804	$373,967

The following table provides a reconciliation of adjusted net income to net income (loss), its most directly comparable GAAP measure, for each of the periods presented:
	26 Weeks Ended		Fiscal Year Ended
	June 26, 2021	June 27, 2020	December 26, 2020	December 28, 2019
	(in thousands)
Net Income (Loss)	$10,373	$9,068	$10,825	$(27,145)
Impairment of Goodwill and Intangible Assets(1)	—	—	—	17,163
Transaction and Integration Costs(2)	3,510	3,382	12,396	5,425
Initial Public Offering Readiness(3)	2,059	154	2,701	280
Non-Cash Equity-Based Compensation(4)	1,105	973	1,915	2,134
Supply Chain Optimization(5)	—	992	1,914	2,459
Non-Recurring Costs(6)	10,242	720	1,012	4,626
Acquisition amortization(7)	13,619	11,213	23,228	22,539
Tax Effect of Adjustments(8)	(7,103)	(2,821)	(10,391)	(8,624)
One-Time Tax Expense (Benefit) Items(9)	320	—	505	(8,022)
Adjusted Net Income	$34,125	$23,681	$44,105	$10,835

(1)
Consists of expenses for impairment of goodwill and intangible assets.

(2)
Consists of transaction costs and certain integration costs associated with the Birch Benders Acquisition and the Noosa Acquisition as well as costs associated with incomplete potential acquisitions and substantial one-time costs in fiscal 2020 and the 26 weeks ended June 26, 2021 related to a large uncompleted transaction.

(3)
Consists of costs associated with preparing us for this offering, primarily comprised of professional fees.

(4)
Consists of non-cash equity-based compensation expense associated with the grant of equity-based compensation provided to our officers, directors and employees.

(5)
Consists of expenses for professional fees related to supply chain manufacturing optimization and costs associated with SKU rationalization and certain other rationalization initiatives.

(6)
Consists of costs related to loss on extinguishment of debt, costs associated with the dividend, for our ERP implementation related to integrating acquisitions, executive separation costs and legal settlement costs related to the exit of facilities.

(7)
Amortization costs associated with acquired trade names and customer lists.

(8)
Tax effect was calculated using the Company's adjusted annual effective tax rate.

(9)
Represents the removal for remeasurement of deferred taxes related to intangibles for changes in deferred rate and the removal of the tax effect of non-deductible transaction costs.

RISK FACTORS
An investment in our common stock involves a high degree of risk. You should carefully consider each of the following risk factors, as well as other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes, before investing in our common stock. The occurrence of any of the following risks could materially and adversely affect our business, financial condition, results of operations, in which case the trading price of our common stock could decline and you could lose all or part of your investment.
Risks Related to Our Business and Our Industry
The packaged food industry is highly competitive. Our product categories face a high level of competition, which could have a material adverse effect on our business, financial condition and results of operations.
The packaged food industry is highly competitive. Numerous brands and products, including private label products and insurgent brands, compete for shelf space and sales, with competition based primarily on product quality and taste, convenience, price, trade promotion, brand recognition and loyalty, customer service, effective consumer advertising and promotional activities, access to shelf space and the ability to identify and satisfy emerging consumer preferences.
We compete with a significant number of companies of varying sizes, including large multi-brand consumer packaged food companies, smaller product-focused companies, emerging companies and dairy products- and dairy alternative-focused companies. Some of our markets are dominated by multinational corporations with greater resources and more substantial operations than us. Many of these large multi-brand competitors have substantial financial, marketing, research and development and other resources and we may not be able to successfully compete for sales to distributors or retailers that purchase from larger competitors. Competing large multi-brand consumer packaged food companies, including B&G Foods, Inc., Barilla Holding S.p.A., Campbell Soup Company, Conagra Brands, Inc., Continental Mills, Inc., General Mills, Inc., The Hain Celestial Group, Inc., the J.M. Smucker Company, the Kellogg Company, The Kraft Heinz Company, Mizkan Holdings, Nestle S.A. and PepsiCo, Inc. may be able to use their resources and scale to respond to competitive pressures and changes in consumer preferences by introducing new products or reformulating their existing products, reducing prices or increasing promotional activities. We also compete with smaller and more product-focused companies, including Amy’s Kitchen, Bob’s Red Mill Natural Foods, Inc., G.L. Mezzetta, Inc., Kodiak Cakes, LLC, Newman’s Own, Inc. and Van’s International Foods, which may be more innovative and able to bring new products to market faster and more quickly exploit and serve niche markets or new or burgeoning consumer preferences. Smaller insurgent brands we compete with may develop a customer base and customer loyalty quickly. In addition, we compete against companies focused on dairy and dairy-alternative products, such as Chobani, LLC, Danone S.A., Fage International S.A. and The Lactalis Group.
In addition, reduced barriers to entry, easier access to funding and factors associated with the COVID-19 pandemic, such as increased cash flows caused by spikes in consumer demand and efforts by retailers to reduce the numbers of SKUs on their shelves, could cause competition to intensify. Our Rao’s Made for Home and Michael Angelo’s frozen products may compete with each other, and most retailers also offer private label products that also compete for retail shelf space and consumer purchases. As a result of competition, retailers may take actions that negatively affect us. Consequently, we may need to increase our marketing, advertising and promotional spending to protect our existing market share. The inability to increase our market share, the loss of market share to our competitors and increased costs associated with increasing our market share or protecting our existing market share could have a material adverse effect on our business, financial condition and results of operations.
The COVID-19 pandemic and associated responses could have a material adverse effect on our business, financial condition and results of operations.
The COVID-19 pandemic has significantly impacted economic activity and markets throughout the world. In response, governmental authorities have implemented numerous measures in an attempt to contain the virus, such as travel bans and restrictions, quarantines, shelter-in-place orders and business shutdowns. Although our business has benefitted from some of these measures, the impact and associated responses of the COVID-19 pandemic could have a material adverse effect on our business, financial condition and results of operations in a number of ways, including but not limited to:
•
shutdown of one or more of our manufacturing, warehousing or distribution facilities, or disruption in our supply chain, including but not limited to as a result of illness, government restrictions or other workforce disruptions;

•
the failure of third parties on which we rely, including but not limited to third parties that supply our co-packed products, raw materials, packaging materials and other necessary operating materials, to meet their obligations to us, or significant disruptions in their ability to do so;

•
increased costs and limited supply as well as a strain on our supply chain, which could result from continued increased customer and consumer demand for our products;

•
a disruption to the production of our products in Italy and delays in shipment of our products from Italy, including those caused by reduced shipping container availability or congestion at the ports where we or our co-packer do business;

•
a disruption to our distribution capabilities or to our distribution channels, including those of our suppliers, co-packers, logistics service providers or third-party distributors;

•
a disruption to, and increased costs of, distribution and transportation of our frozen and refrigerated products due to the frozen or refrigerated transportation required for distribution of a COVID-19 vaccine;

•
reductions in the availability of one or more of our products as we prioritize the production of other products due to increased demand;

•
a disruption to the operability or availability of our equipment, including equipment necessary to expand our or our co-packers’ and suppliers’ production capacity;

•
changes to and delays in our product innovation efforts;

•
new or escalated government or regulatory responses in markets where we manufacture, sell or distribute our products, or in the markets of third parties on which we rely, which could prevent or disrupt our business operations;

•
a significant portion of our workforce, including our management team, could become unable to work as a result of illness, or the attention of our management team could be diverted if key employees become ill from COVID-19 and unable to work;

•
higher costs in certain areas, such as front-line employee compensation, as well as incremental costs associated with newly added health screenings, temperature checks and enhanced cleaning and sanitation protocols to protect our employees, which could continue or could increase in these or other areas;

•
the temporary inability of consumers to purchase our products due to illness, quarantine or other travel restrictions or financial hardship, decrease in demand due to the easing of governmental authority restrictions and business closings or decrease in pantry-loading activity;

•
a change in demand for or availability of our products as a result of retailers, distributors or carriers modifying their inventory, fulfillment or shipping practices;

•
an inability to effectively modify our trade promotion and advertising activities to reflect changing consumer shopping habits due to, among other things, reduced in-store visits and travel restrictions;

•
a shift in consumer spending as a result of an economic downturn could result in consumers purchasing more generic, private label or lower-price products or foregoing certain purchases altogether;

•
an increased reliance on our information technology systems due to many employees working remotely, which could cause us to be increasingly susceptible to cyberattacks and other cyber incidents; and

•
continued business disruptions and uncertainties related to the COVID-19 pandemic for a sustained period of time, which could result in additional delays or modifications to our strategic plans and other initiatives and hinder our ability to achieve anticipated cost savings and efficiency initiatives on the original timelines.

These and other impacts of the COVID-19 pandemic could also have the effect of heightening many of the other risk factors included in this section. The ultimate impact of the COVID-19 pandemic depends on the severity and duration of the pandemic and actions taken by governmental authorities and other third parties in response, each of which is uncertain, rapidly changing and difficult to predict. Any of these disruptions could have a material adverse effect on our business, financial condition and results of operations. Additionally, a decrease in at-home eating after the COVID-19 pandemic or reduction of related restrictions could negatively impact the categories in which we compete and demand for our products, which could have a material adverse effect on our business, financial condition and results of operations.
We may have difficulties identifying, consummating or integrating new acquisitions or realizing the projected benefits of acquisitions.
A core part of our strategy is to grow through acquisitions. We successfully completed the Birch Benders Acquisition and the Noosa Acquisition in October 2020 and November 2018, respectively, and we expect to pursue additional acquisitions. However, we may be unable to identify and consummate additional acquisitions, and we may incur significant transaction costs for acquisitions that we do not complete. Brands are often sold through an auction process, and although we may invest significant resources and devote considerable amounts of time to the auction process, we may not be the winning bidder.
In addition, we may not successfully integrate and manage brands that we acquire or achieve anticipated cost savings and targeted synergies from acquisitions in the timeframe we anticipate or at all. Acquisitions involve numerous risks, including difficulties in assimilating and realizing targeted synergies in the sales, distribution, purchasing, manufacturing and warehousing capabilities of the acquired companies, personnel turnover and the diversion of management’s attention from other business concerns. We may not successfully complete our integration of the Birch Benders business, and realization of the expected benefits from the Birch Benders Acquisition will depend, in part, on our ability to realize the projected growth opportunities and cost synergies as a result of the acquisition. Our projections for the Birch Benders Acquisition were based on assumptions which may not be reliable or accurate and may be impacted by uncertainties, including those related to the COVID-19 pandemic. Projected growth opportunities could require a greater-than-anticipated amount of trade and promotional spending. There can be no assurance that we will successfully or efficiently integrate any brands that we may acquire in the future, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations. Future acquisitions by us could also result in our issuing additional equity securities, which could be dilutive to our then existing stockholders, as well as incurring substantial additional indebtedness, exposure to contingent liabilities or incurring the impairment of goodwill and other intangible assets, all of which could have a material adverse effect on our business, financial condition and results of operations.
Financial market conditions may impede our access to, or increase the cost of, financing for acquisitions.
The COVID-19 pandemic has increased volatility and pricing in the capital markets, and any future financial market disruptions or tightening of the credit markets may make it more difficult for us to obtain financing on terms we find acceptable for acquisitions or other purposes or increase the cost of obtaining financing. In addition, our future borrowing costs may be affected by short- and long-term debt ratings assigned by independent rating agencies that are based, in significant part, on our performance as measured by credit metrics, such as interest coverage and leverage ratios. A decrease in these ratings could increase our cost of borrowing or make it more difficult for us to obtain financing when needed or on terms we find acceptable. Limited access to or increased cost associated with financing acquisitions may limit our ability to acquire additional brands, which could have a material adverse effect on our business, financial condition and results of operations.
We may not be able to effectively manage our growth, which could have a material adverse effect on our business, financial condition and results of operations.
We have a limited operating history as a combined company due to our recent completions of the Birch Benders Acquisition and the Noosa Acquisition in October 2020 and November 2018, respectively.

Our rapid growth has placed, and may continue to place, significant demands on our organizational, administrative and operational infrastructure, including manufacturing operations, supply chain, quality control, regulatory support, customer service, sales force management and general and financial administration. As we continue to grow and acquire brands, we will need to continue building our operational, financial and management controls as well as our reporting systems and procedures. Managing our planned growth effectively may require us to:
•
enhance our facilities and purchase additional equipment at our facilities;

•
upgrade or enhance our information technology systems; and

•
successfully hire, train and motivate additional employees.

If we are unable to manage our growth effectively, we may be unable to execute our business plan, which could have a material adverse effect on our business, financial condition and results of operations.
Our future growth and continued success depend upon consumer preferences for our products, which could change. If we fail to anticipate and respond to changes in consumer preferences, demand for our products could decline.
Our business is primarily focused on sales of premium, on-trend and high-quality products, and a future decrease in consumer demand for such products could have a material adverse effect on our business, financial condition and results of operations. Consumer demand could change based on a number of possible factors, including dietary and nutritional values, such as the popularity of “keto” and “paleo” diets, and lifestyle habits, such as a potential shift away from eating at home; concerns regarding the health effects of ingredients; product packaging preferences; and factors associated with an economic downturn or the COVID-19 pandemic, such as increased unemployment, decreases in disposable income and declines in consumer confidence. While we continue to diversify our product offerings, developing new products entails risks. A failure to offer products that consumers want to buy, accurately predict which shifts in consumer preferences will be long-lasting or introduce new and improved products to satisfy those preferences could have a material adverse effect on our business, financial condition and results of operations. In addition, given the variety of backgrounds and identities of consumers in our consumer base, we must offer a sufficient array of products to satisfy the broad spectrum of consumer preferences. As such, we must be successful in developing innovative products across a multitude of product categories. A failure to anticipate and respond to changes in consumer preferences or a significant shift in consumer demand away from our products could reduce the sales of our brands or our market share, any of which could have a material adverse effect on our business, financial condition and results of operations.
If we are unable to successfully introduce new products or if recently launched products do not meet expectations or are de-listed, it could have a material adverse effect on our business, financial condition and results of operations.
Our success is dependent on anticipating changes in consumer preferences and successful new product development and product launches in both our existing and adjacent market categories in response to such changes. Trends within the packaged food industry change often, and failure to identify and react to changes in these trends, could lead to, among other things, reduced loyalty, reduced demand and price reductions for our brands and products. In addition, our misperception of the acceptance of our brands, or brands that we may acquire in the future, could limit our ability to innovate in adjacent market categories. While we devote significant efforts to the development of new products and to the research, development and technology process functions of our business, we may underestimate the costs of new products or we may not be successful in developing new products cost-effectively or at all. We could incur significant costs, including for slotting, for products that are commercially successful as well as for products that may initially gain customer or consumer acceptance but are ultimately unsuccessful. The success of our innovation and product improvement efforts is affected by our ability to anticipate changes in consumers’ preferences; the level of funding that can be made available; the technical capability of our research and development staff in developing, formulating and testing product prototypes; our compliance with governmental regulations; and the success of our management in introducing the resulting new products or improvements in a timely manner.

Even if we are successful in introducing new or recently launched products, sales generated by new products could cause a decline in sales of our existing products, or new products could have lower margins than our existing products. Our future results and our ability to maintain or improve our competitive position will depend on our capacity to gauge the direction of our key markets and our ability to successfully identify, develop, manufacture, market and sell new or improved products in these changing markets, and a failure to do so effectively could have a material adverse effect on our business, financial condition and results of operations.
Our sales and profit growth are dependent on our ability to expand existing market penetration and enter into new markets. If we are unable to increase distribution of our products, it could adversely affect our ability to grow our business.
Successful growth depends on our ability to secure increased distribution of our products by adding new customers, increasing the number of stores that sell our products, increasing the number of our products our customers offer for sale and enhancing our product portfolio with innovative and profitable products. This growth would also include expanding our retail shelf placement and priority as well as increasing access to alternative retail channels, such as e-commerce retailers, to sell our products. If our customers reduce the frequency of their shelf resets, whether as a result of increased labor costs, labor shortages or other factors, or decrease the shelf space devoted to the categories in which we compete, our ability to expand distribution of our products could be adversely impacted. The COVID-19 pandemic impacted our product innovation and growth efforts in fiscal 2020 as a result of our customers modifying their shelf reset timings, reducing in store-displays and promotional activities and shifting their ordering patterns. Additionally, the COVID-19 pandemic caused our customers to focus on ensuring that key products remain in stock. To the extent customers continue to focus on ensuring shelf space for key products, future shelf-space opportunities for new products may be impacted. Our inability to successfully increase distribution of our products could have a material adverse effect on our business, financial condition and results of operations.
Our sales and profit growth are dependent on our ability to expand household penetration and the success of our marketing programs. If we are unable to increase household penetration of our products, it could adversely affect our ability to grow our business.
Successful growth depends on our ability to increase our household penetration by reaching new consumers and on our ability to increase purchases by existing consumers of our products, and we seek to maintain and improve our brand image through marketing investments, including advertising and consumer promotions. However, retailers and our competitors may continue to aggressively market their branded and private label products, which could reduce demand for our products. To compete effectively, increase our household penetration, increase purchases by our existing consumers and maintain and improve our brand image, we may need to increase or reallocate spending on marketing and promotional activities, such as rebates, temporary price reductions, off-invoice discounts, retailer advertisements, product coupons and other trade activities. These expenditures are subject to risks, including risks related to consumer acceptance of our efforts, the rapidly changing media environment, costs of advertising through social and digital media outlets and consumers’ use of the social and digital media outlets where we market our brands. We rely primarily on social media and online dissemination of our advertising campaigns, and the success of our brands, and our growth, may suffer if our marketing plans or product initiatives do not have the desired impact on a brand’s image or its ability to attract consumers or drive frequency of purchase. Our inability to successfully increase household penetration of our products or increase purchases by our existing consumers could have a material adverse effect on our business, financial condition and results of operations.
Economic downturns could limit consumer and customer demand for our products.
The willingness of consumers to purchase our products depends in part on changes in local, national and global economic conditions. Deteriorating economic and political conditions in our major markets, such as increased unemployment, decreases in disposable income and declines in consumer confidence, whether as a result of the COVID-19 pandemic or other factors, could cause a decrease in demand for our overall product set, particularly higher priced products.

In an economic downturn, consumers may purchase more generic, private label and other products that are lower in price than our products and may forego certain purchases altogether. Consumers may reduce the number of premium products that they purchase where there are mid-tier alternatives, given that premium products generally have higher retail prices than their mid-tier counterparts. Due to changes in consumer demand, we could experience a reduction in sales, a reduction in sales of higher margin products or a shift in our product mix to lower margin offerings. Our customers may also become more conservative in response to these conditions and seek to reduce their inventories or change their shelf sets to prioritize lower-price products. In addition, as a result of economic conditions or competition, we may be unable to raise our prices sufficiently to protect margins. The impacts of an economic downturn and the COVID-19 pandemic may be greater than we expect, and demand for our products may not meet our expectations in the future following the end of an economic downturn or the COVID-19 pandemic. Prolonged unfavorable economic conditions may have an adverse effect on any of these factors and could have a material adverse effect on our business, financial condition and results of operations.
Our business is highly concentrated in the United States, with little global diversification.
Our operations and our customers are mainly in the United States and, therefore, we are particularly susceptible to consumer trends, market fluctuations, including commodity price fluctuations or supply shortages of key raw materials, adverse regulations, the economic climate and other adverse events in the United States. The concentration of our businesses in the United States could present challenges and increases the likelihood that an adverse event in the United States would have a material adverse effect on our business, financial condition and results of operations.
Erosion of the reputation of one or more of our brands could have a material adverse effect on our business, financial condition and results of operations.
Maintaining and continually enhancing the value of our brands is critical to the success of our business, and consumer perceptions have a significant impact on the value of our brands. Our reputation could be adversely impacted by any of the following, or by negative publicity (whether or not valid) relating thereto: the failure to maintain high standards for the quality of our products; concerns about food safety, product recalls or other issues, such as product contamination, mislabeling or tampering; the failure to meet ethical, social and environmental expectations or standards for all of our operations, activities, employees or co-packers; the failure to achieve any stated goals with respect to the nutritional or ingredient profile of our products; the loss of third-party certifications for certain of our products as, for example, “gluten-free,” “non-GMO” or “organic;” our research and development efforts; or our environmental impact, including use of agricultural materials, packaging, energy use and waste management. A failure to comply with laws and regulations, maintain an effective system of internal controls or provide accurate and timely financial information could also hurt our reputation.
In particular, a significant product recall or any assertion that our products caused injury, illness or death could result in negative publicity, damage to our reputation with existing and potential customers or our brand image and loss of consumer confidence in the safety and/or quality of our products, ingredients or packaging. In addition, if another company recalls or experiences negative publicity related to a product in a category in which we compete, consumers might reduce their overall consumption of products in that category or customers may cancel orders for such products as a result of such events. A widespread product recall could result in significant losses due to the costs of a recall, the destruction of product inventory and lost sales due to the unavailability of product for a period of time, and we could suffer losses from a significant adverse product liability judgment.
Further, the widespread use of social and digital media by consumers has increased the speed and extent that information or misinformation and opinions can be shared, and negative posts or comments about us or our brands, employees, co-packers, products or packaging on social or digital media could seriously damage the value of our brands. Consumers have been increasingly focused on food safety and health and wellness with respect to the food products they buy. If we fail to adequately respond to any consumer concerns, we could suffer lost sales and damage our brand image or our reputation. Publicity concerning the health implications of food products generally, or changes in public perception of certain ingredients, packaging or food products, such as “keto” products, could negatively influence consumer perception and acceptance of our products and marketing programs. Damage to our reputation or loss of consumer confidence in the safety or quality our products for any of these or other reasons could result in decreased demand for our products, harm our ability to maintain premium pricing over private label products and have a material adverse effect on our business, financial condition and results of operations, as well as require additional resources to rebuild our reputation.
A substantial amount of our net sales and EBITDA comes from our Dinners and Sauces operating segment, and a slow-down or decrease in sales of Rao’s sauce products could have a material adverse effect on our business, financial condition and results of operations.
A substantial amount of our net sales is derived from our Dinners and Sauces operating segment. Sales of products in our Dinners and Sauces operating segment, which includes our Rao’s sauce products, represented approximately 70% of our net sales in fiscal 2020. We believe that sales of products in our Dinners and Sauces operating segment will continue to constitute a substantial amount of our net sales for the foreseeable future. If we gain or maintain our market share in the market for products in our Dinners and Sauces operating segment, such as our Rao’s sauce products, competitors, including companies with greater resources and more substantial operations than us, could respond by increasing competition in this market. Our business, financial condition and results of operations would be harmed by a decline in the market for products in our Dinners and Sauces operating segment, increased competition in the market for those products, disruptions in our ability to procure those products (whether due to manufacturer inability, supply chain failures or otherwise) or our failure or inability to provide sufficient investment to support and market, promote and display those products as needed to maintain or grow their competitive position or to achieve more widespread market acceptance.
Due to seasonality or changes in our promotional activities, our revenue and operating results may vary from quarter to quarter.
We have experienced, and expect to continue to experience, fluctuations in our quarterly results of operations due to the seasonal nature of our business. Consumer purchasing patterns are impacted by seasonal factors, including weather and holidays. Seasonality could cause our results of operations for an interim financial period to fluctuate and not be indicative of our full year results. Seasonality also impacts relative net sales and profitability of each quarter of the year, both on a quarter-to-quarter and year-over-year basis. If we fail to effectively manage our inventories or fluctuations in business as a result of promotional activities or other factors, seasonality could have a material adverse effect on our business, financial condition and results of operations.
We rely on the performance of major retailers, wholesalers, distributors and mass merchants for the success of our business, and if they give higher priority to other brands or products, perform poorly or declare bankruptcy, it could have a material adverse effect on our business, financial condition and results of operations.
We sell our products principally to retail outlets and wholesale distributors, including traditional supermarkets, mass merchants, warehouse clubs, wholesalers, specialty food distributors, military commissaries and non-food outlets, such as drug store chains, dollar stores and e-commerce retailers. The poor performance of our major wholesalers, retailers or chains or our inability to collect accounts receivable from our customers could have a material adverse effect on our business, financial condition and results of operations.
In addition, our customers offer branded and private label products that compete directly with our products for retail shelf space and consumer purchases. Accordingly, there is a risk that our customers may give higher priority to their own products or to the products of our competitors. In the future, our customers may not continue to purchase our products or provide our products with adequate levels of promotional support or shelf space or may replace our branded products with private label products. For example, in 2020, one club retailer chose to discontinue carrying our Michael Angelo’s lasagna, electing to only carry the leading national brand and its private label brand. Such risks may be particularly acute in historically declining market categories, such as yogurt. Emerging alternative retail channels, such as online-only grocery delivery services, also continue to evolve and impact the packaged food industry. The performance of major retailers, wholesalers, specialty distributors and mass merchants and their prioritization of our brands could have a material adverse effect on our business, financial condition and results of operations.
We may be unable to grow or maintain our profitability in the face of a consolidating retail environment, and the loss of any of our largest customers could have a material adverse effect on our business, financial condition and results of operations.
In fiscal 2020, our largest customers, Costco, Walmart and KeHE Distributors, LLC (“KeHE”), accounted for approximately 16%, 13% and 11%, respectively, of our gross sales, and our top four largest customers together accounted for approximately 48% of our gross sales. We expect that a significant portion of our revenues will continue to be derived from a limited number of customers. Our customers are generally not contractually obligated to purchase from us, and make purchase decisions based on a combination of price, promotional support, product quality, consumer demand, customer service performance, their desired inventory levels and other factors. As the retail grocery trade continues to consolidate and our customers grow larger and become more sophisticated, our customers may demand lower pricing, increased promotional programs, increased deductions and allowances and consistent terms or a single ordering system. There can be no assurance that our largest customers will continue to purchase our products in the same mix or quantities, or on the same terms, as in the past. Disruption of sales to any of these customers, or to any of our other large customers, for an extended period of time could have a material adverse effect on our business, financial condition and results of operations.
Further, our customers are seeking to improve their profitability through improving efficiency, reducing their inventories, changing their shelf sets, reducing the number of brands they carry and increasing their emphasis on products that hold either the number one or number two market position and increasing their reliance on private label products, their own brand name products and generic and other economy brands. A focus by our customers on ensuring shelf space for the most popular products to avoid out-of-stocks accelerated due to the COVID-19 pandemic and may continue to accelerate. If we fail to use our sales and marketing expertise to maintain and grow retail shelf space or priority for our products, or if we lower our prices or increase promotional support of our products and are unable to increase the volume of our products sold, it could have a material adverse effect on our business, financial condition and results of operations.
In addition, alternative retail channels, such as e-commerce retailers (including key retailers with integrated traditional and digital operations and online-only grocery delivery services), subscription services, discount and dollar stores, direct-to-consumer brands, limited assortment specialty retailers, drug stores and club stores, have become more prevalent. Substantial growth in e-commerce has encouraged the entry of new competitors and business models, intensifying competition by simplifying distribution and lowering barriers to entry. This trend away from traditional retail grocery, and towards such channels, is expected to continue in the future. We have seen a shift in consumption towards the e-commerce channel during the COVID-19 pandemic and may see a more substantial shift in the future. Typically, products we sell via the e-commerce channel present unique challenges in order fulfillment. Securing trial of our products by new consumers may be challenging in e-commerce settings if consumers focus on re-ordering products that they customarily consume. The expanding presence of e-commerce retailers has impacted, and may continue to impact, consumer preferences and market dynamics, which in turn may negatively affect our sales or profits. In addition, these alternative retail channels may create consumer price deflation, affecting our customer relationships and presenting additional challenges to increasing prices in response to commodity or other cost increases. Also, if these alternative retail channels, such as e-commerce retailers, take significant share away from traditional retailers, this could have a material adverse effect on our business, financial condition and results of operations. If we are not successful in expanding sales in alternative retail channels, it could have a material adverse effect on our business, financial condition and results of operations.
Any future financial market disruptions or tightening of the credit markets could expose us to additional credit risks from customers and supply risks from suppliers and co-packers.
Any future financial market disruptions or tightening of the credit markets could result in some of our customers experiencing a significant decline in profits and/or reduced liquidity, and a significant adverse change in the financial and/or credit position of a customer could require us to assume greater credit risk relating to that customer and limit our ability to collect receivables. Such disruptions could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged.
A significant adverse change in the financial and/or credit position of one of our suppliers or co-packers or a significant change in the Euro to U.S. dollar exchange rate that adversely affects one of our suppliers or co-packers could result in an interruption to the supply of our products and increased costs. This could have a material adverse effect on our business, financial condition and results of operations.
We are vulnerable to decreases in the supply of and increases in the price of ingredients and other materials and labor, manufacturing, distribution and other costs, and we may not be able to offset increasing costs through cost savings initiatives.
We purchase raw materials, including agricultural products, whole milk, almond and other flours, tomatoes, cheese, chicken and meat, and other ingredients, such as fruit preparations, from growers, commodity processors, ingredient suppliers and other food companies located primarily in the United States. We also purchase packaging materials, including tubs, caps and lids, trays, labels, corrugated cardboard, cartons and other packaging, from packaging manufacturers located primarily in the United States. Our co-manufacturers also purchase ingredients and packaging materials and can pass along cost increases to us subject, in some instances, to certain contractual limitations. Ingredients and packaging materials are subject to increases in price attributable to a number of factors, including drought and excessive rain, temperature extremes and other adverse weather events, water scarcity, scarcity of suitable agricultural land, crop size, cattle cycles, herd and flock disease, crop disease and crop pests and trade disputes, tariffs or sanctions. Certain ingredients used in some of our products are organic or non-GMO, and organic and non-GMO raw materials may be subject to additional pressures from increased demand or greater supply vulnerability. We are particularly vulnerable to agricultural disasters or pestilence resulting in price increases associated with the tomato crops in Italy and the United States, the eggplant crop in the United States and Mexico, the production of milk in the United States, honey production in the United States and Canada and powdered egg supply because of our and our co-packers’ large purchases of these materials. Crop disease and crop pests, such as insects, plant diseases and fungi, as well as herd and flock diseases, such as mad cow disease, swine influenza and avian influenza, and issues impacting pollinators and bee colonies, could impact the cost and availability of the agricultural products, meat, poultry and eggs used in our products. Factors associated with the COVID-19 pandemic have resulted in increased demand for and disrupted supply of some ingredients and packaging materials. Fluctuations in commodity prices can lead to retail price volatility and increased price competition and can influence consumer and trade buying patterns.
In addition, the costs of labor, manufacturing, energy, fuel and packaging materials and other costs related to the production and distribution of our products can from time to time increase significantly and unexpectedly. We attempt to manage these risks by entering into supply contracts and advance commodities purchase agreements from time to time and implementing cost saving measures. Our suppliers may also close, causing us to seek suitable suppliers elsewhere. Factors associated with the COVID-19 pandemic have resulted in increased demand for transportation, and due to the frozen or refrigerated transportation required for distribution of a COVID-19 vaccine, the availability and cost of transportation for our products could be impacted. Moreover, we are exposed to higher costs in certain areas, such as front-line employee compensation as well as incremental costs associated with newly added health screenings, temperature checks and enhanced cleaning and sanitation protocols to protect our employees, due to the COVID-19 pandemic. Third parties, such as co-packers, suppliers, distributors, retailers and transportation companies, are subject to similar cost pressures and may seek to pass these increased costs on to us. Competition for co-packers, including increased demand for co-packed products, could also increase the costs of manufacturing and packing our products. To the extent we are unable to offset present and future cost increases related to the production and distribution of our products, it could have a material adverse effect on our business, financial condition and results of operations.
Severe weather conditions, natural disasters and other natural events can affect our manufacturing facilities, co-packers, raw material supplies or logistics and could have a material adverse effect on our business, financial condition and results of operations.
Severe weather conditions, natural disasters and other natural events, such as floods, droughts, fires, hurricanes, earthquakes, extreme temperature events, volcanic eruptions, pestilence or health pandemics, such as the COVID-19 pandemic, may affect the supply of the raw materials that we (or our co-packers) use for our products, our manufacturing facilities, our operations or the operations of third-party co-packers, transportation companies or retailers or access to ports used to import our products. For example, our yogurt plant in Colorado, which is the sole manufacturing location of our noosa spoonable yogurts, is located in a region which is affected by fires, and production at our Texas facility was temporarily interrupted in February 2021 due to severe weather conditions. La Regina di San Marzano USA, Inc. (together with its subsidiaries and affiliates, “La Regina”), the third-party co-packer that produces the substantial majority of our Rao’s Homemade sauce products, is located near Mount Vesuvius, an active volcano. Additionally, earthquakes in California, where many of our key personnel reside, could result in office closures or impact the communications infrastructure, impacting the ability of key personnel to operate our business. Competing manufacturers and co-packers may be affected differently by weather conditions, natural disasters or other natural events, depending on the location of their supplies and facilities. If our supplies of ingredients, packaging materials or finished goods are delayed or reduced, or if our or our co-packers’ manufacturing capabilities are disrupted, we may not be able to find adequate supplemental supply sources or alternative manufacturers on favorable terms or at all, which could have a material adverse effect on our business, financial condition and results of operations.
Climate change, water scarcity or legal, regulatory or market measures to address climate change or water scarcity could have a material adverse effect on our business, financial condition and results of operations.
There is growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain commodities that are necessary for our products, such as whole milk, tomatoes, fruit, honey and eggplant. For example, we rely on the successful harvest of tomatoes in both the United States and Italy and purchase large quantities of eggplant, and tomato or eggplant crop sizes and quality could be adversely impacted by climate change, which in turn could harm our supply of raw materials, increase our cost of transporting and storing raw materials or disrupt the production of our products. In addition, our operations and the operations of our co-packers are dependent on the availability of water. As a result of climate change, we or our co-packers may be subject to decreased availability or less favorable pricing for water, which could impact our manufacturing or other operations.
The increasing concern over climate change also may result in more regional, federal, foreign and/or global legal and regulatory requirements to reduce or mitigate the effects of greenhouse gases. In the event that such regulations are enacted and are more aggressive than the sustainability measures that we or our co-packers are already pursuing, we or our co-packers may experience significant increases in our manufacturing and distribution costs. In particular, increasing regulation of fuel emissions could substantially increase the supply chain and distribution costs associated with our products. As a result, climate change or increased concern over climate change could have a material adverse effect on our business, financial condition and results of operations.
Failure by us or third-party co-packers or suppliers of raw materials to comply with food safety, environmental or other laws or regulations, or new laws or regulations, could have a material adverse effect on our business, financial condition and results of operations.
Our operations, and the operations of certain of our co-packers and other supplies, are subject to extensive regulation by the Food and Drug Administration (“FDA”), the United States Department of Agriculture (“USDA”), the Federal Trade Commission (“FTC”) and various other federal, state, local and foreign authorities where our products are produced or sold. We and our co-packers are also subject to U.S. laws affecting operations outside of the United States, including anti-bribery laws, such as the Foreign Corrupt Practices Act (“FCPA”), and state laws, such as the California Safe Drinking Water and Toxic Enforcement Act of 1986 (better known as “Proposition 65”). Failure by us or any of our co-packers or other suppliers to comply with applicable laws and regulations, or allegations of compliance failure, may disrupt operations, expose us to potential fines and cause us to incur costs to ensure compliance.
Any changes in the laws and regulations to which we or our co-packers and other suppliers are subject, or any changes in how existing or future laws or regulations will be enforced, administered or interpreted, could increase the cost of developing, manufacturing and distributing our products or otherwise increase the cost of conducting our business, adversely impact how we are able to market our products, require us to change or reformulate products or expose us to additional risk of liabilities and claims. For example, if FDA or other regulations restrict us from labeling and marketing certain product attributes, such as “net carb” count or “keto,” we may be unable to effectively reach our target consumer for certain of our Birch Benders products or promote what we believe to be the key differentiating attributes for those products. Failure by us or our co-packers and other suppliers to comply with applicable laws and regulations, including future laws and regulations, could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, any of which have a material adverse effect on our business, financial condition and results of operations.
Governmental and administrative bodies within the United States are considering a variety of tax, trade and other regulatory reforms, including tariffs on certain materials used in the manufacture of our products and tariffs on certain finished products. We regularly move data across state borders to conduct our operations and, consequently, are subject to a variety of laws and regulations in the United States regarding privacy, data protection and data security, including those related to the collection, storage, handling, use, disclosure, transfer and security of personal data. There is significant uncertainty with respect to compliance with such privacy and data protection laws and regulations because they are continuously evolving and developing and may be interpreted and applied differently from state to state and may create inconsistent or conflicting requirements.
We and our co-packers and other suppliers are subject to various federal, state, local and foreign environmental laws and regulations. Our primary environmental compliance obligations relate to wastewater and solid waste generated by our manufacturing operations and ammonia and freon used in our refrigerant systems, all of which are subject to special handling requirements. In addition, as a current or former operator of real property, we may be liable for the cost to remove or remediate contamination resulting from the presence or release of hazardous substances from or on such property, whether or not we knew of or caused such contamination, and such liability may be joint and several. We also may be liable for costs of remediating contamination at off-site disposal or treatment facilities to which we arranged for the disposal or treatment of hazardous substances, without regard to whether we complied with applicable laws in doing so. Our failure to comply with environmental laws and regulations could subject us to lawsuits, administrative penalties and civil remedies. Due to regulatory complexities, uncertainties inherent in litigation and the risk of unidentified contaminants on our or any of our co-packers’ or other suppliers’ current and former properties, the potential exists for remediation, liability, indemnification and compliance costs to differ from our estimates. We cannot guarantee that our costs in relation to these matters, or compliance with environmental laws in general, will not exceed our established liabilities or otherwise have a material adverse effect on our business, financial condition and results of operations.
Future litigation may lead us to incur significant costs or harm our or our brands’ reputations.
The sale of food products for human consumption involves the risk of injury to consumers. Such injuries may result from mislabeling, tampering or product contamination or spoilage, including the presence of foreign objects, undeclared allergens, substances, chemicals, other agents or residues introduced during the growing, processing, manufacturing, storage, handling or transportation phases of production. We may become party to various lawsuits and claims arising in the normal course of business, which may include lawsuits or claims relating to product labeling, product recalls and product liability as well as the marketing of our products, intellectual property, contracts, employment matters, environmental matters or other aspects of our business. Even when not merited, the defense of these lawsuits may divert our management’s attention, and we may incur significant expenses in defending these lawsuits. In addition, we may be required to pay damage awards or settlements or become subject to injunctions or other equitable remedies, and such claims or liabilities may not be covered by our insurance or by any rights of indemnity or contribution that we have against others. Although we maintain insurance, including product liability insurance and product contamination insurance, in amounts we believe to be adequate, we cannot assure you that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage. The outcome of litigation is often difficult to predict, and the outcome of future litigation could have a material adverse effect on our business, financial condition and results of operations.

Our cost savings and efficiency initiatives may not be successful, which could have a material adverse effect on our business, financial condition and results of operations.
We are pursuing several cost-saving and efficiency initiatives, such as a trade efficiency project, category bids, supplier and co-packer negotiations, product reformulations, SKU rationalizations, increased automation and other efforts to simplify production and reduce costs. We are also working to leverage our scale as we grow our business, with products in three temperature states at retailers (refrigerated, frozen and shelf-stable), and reduce the amount of products that are sold to customers through distributors and increase our direct engagement with customers through our “go-direct” initiative.
However, certain of our initiatives may lead to increased costs in other aspects of our business, such as increased research and development, conversion, outsourcing or distribution costs, or cause other disruptions to our business. We must accurately predict costs, be efficient in executing any plans to achieve cost savings and operate efficiently in the highly-competitive packaged food industry. To capitalize on our efforts, we must carefully evaluate investments in our business and execute in those areas with the most potential return on investment. If we are unable to realize the anticipated benefits from any cost-saving or efficiency initiatives or if such initiatives disrupt our business, it could have a material adverse effect on our business, financial condition and results of operations.
If we are unable to retain our key management personnel, it could have a material adverse effect on our business, financial condition and results of operations.
Our success depends to a significant degree upon the continued contributions of senior management, certain of whom would be difficult to replace. In particular, our Founder, President and Chief Executive Officer, Todd R. Lachman, is critical to our vision, strategic direction, culture, products and growth. We do not maintain key-man insurance for Mr. Lachman or any other member of our senior management team. We compete with other companies both within and outside of our industry for talented personnel, and we may lose key personnel or fail to attract, train and retain other talented personnel. Any such loss or failure could adversely affect our product sales, financial condition and operating results. The departure of members of our key employees or senior management could have a material adverse effect on our business, financial condition and results of operations.
Fluctuations in our tax obligations and effective tax rate and realization of our deferred tax assets may result in volatility of our results of operations.
We are subject to income taxes in various U.S. jurisdictions. We record tax expense based on our estimates of future payments, which may in the future include reserves for uncertain tax positions in multiple tax jurisdictions, and valuation allowances related to certain net deferred tax assets. At any one time, many tax years may be subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. We expect that throughout the year there could be ongoing variability in our quarterly tax rates as events occur and exposures are evaluated.
In addition, our effective tax rate in a given financial reporting period may be materially impacted by a variety of factors including, but not limited to, changes in the mix and level of earnings, varying tax rates in the different jurisdictions in which we operate, fluctuations in the valuation allowance or by changes to existing accounting rules or regulations. Further, tax legislation may be enacted in the future, including current proposals in Congress to increase corporate taxes. New or revised tax legislation could negatively impact our current or future tax structure and effective tax rates.
A change in the assumptions used to value our goodwill or our intangible assets, or the impairment of our goodwill or our intangible assets, could have a material adverse effect on our business, financial condition and results of operations.
Our total assets include substantial goodwill and intangible assets, such as tradenames and trademarks. Goodwill and indefinite-lived intangible assets are tested for impairment annually and when indicators of impairment exist. The annual goodwill and indefinite-lived intangible impairment test involves a qualitative evaluation and a quantitative test. The qualitative assessment evaluates factors including macro-economic conditions, industry- and company-specific factors and historical company performance in assessing fair value. If it is determined that it is more likely than not that the fair value of the reporting unit or indefinite-lived asset is less than the carrying value, a quantitative test is then performed. Otherwise, no further testing is required. When using a quantitative approach to assess goodwill for impairment, we compare the fair value of the reporting unit to the carrying amount, including goodwill. For indefinite-lived intangible assets, impairment is assessed by comparing the fair value of the asset with its carrying value. In addition, we evaluate definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the estimated fair value of the reporting unit or indefinite-lived asset is less than its carrying amount, impairment is indicated, requiring recognition of an impairment charge for the differential. Determining the fair value of a reporting unit or indefinite-lived asset is judgmental in nature and involves the use of significant estimates and assumptions. Factors, such as future adverse changes in market conditions or poor operating results of these underlying assets, could result in losses or an inability to recover the carrying value of the asset that may not be reflected in the asset’s current carrying value, thereby requiring impairment charges in the future. We completed our annual impairment test for fiscal 2020 with no adjustments to the carrying values of goodwill and intangible assets. However, we recorded an impairment loss to Michael Angelo’s goodwill of approximately $14.4 million and an impairment loss to the Michael Angelo’s trade name, a definite-lived intangible asset, of approximately $2.8 million for fiscal 2019. If operating results for any of our other brands, including brands that we have recently acquired or may acquire in the future, deteriorate or fail to meet our projections or expectations, we may be required to record additional non-cash impairment charges to certain intangible assets. In addition, any significant decline in our market capitalization, even if due to macroeconomic factors that could be affected by the COVID-19 pandemic or otherwise, could put pressure on the carrying value of our goodwill. A determination that all or a portion of our goodwill or intangible assets are impaired, although such determination would result in a non-cash charge to operations, could have a material adverse effect on our business, financial condition and results of operations.
If we do not maintain effective internal controls over financial reporting, we may not be able to accurately and timely report our financial results, which could have a material adverse effect on our business, financial condition and results of operations, and investors may lose confidence in the accuracy and completeness of our financial reports and the price of our common stock may decline.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on the effectiveness of our system of internal control. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP. As a public company, we will be required to comply with the Sarbanes-Oxley Act and other rules that govern public companies. In particular, we will be required to certify our compliance with Sections 302, 404 and 906 of the Sarbanes-Oxley Act, which requires us to furnish annually a report by management on the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to report on the effectiveness of our internal control over financial reporting in the future to the extent that we are no longer an emerging growth company or smaller reporting company.
If we are unable to successfully remediate any future material weaknesses or other deficiencies in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected; our liquidity, our access to capital markets, the perceptions of our creditworthiness and our ability to complete acquisitions may be adversely affected; we may be unable to maintain compliance with applicable securities laws, the NASDAQ listing requirements and the covenants under our debt agreements regarding the timely filing of periodic reports; we may be subject to regulatory investigations and penalties; investors may lose confidence in our financial reporting; we may suffer defaults, accelerations or cross-accelerations under our debt agreements to the extent we are unable to obtain waivers from the required creditors or counterparties or are unable to cure any breaches; and our stock price may decline.
We have related party transactions which present possible conflicts of interest.
We have engaged in related party transactions with our directors or related entities. For example, the Bellvue, Colorado facility where we manufacture all of our noosa spoonable yogurts is owned indirectly by

Robert Graves, our Vice President, Strategic Initiatives and a member of our board of directors (the “Board”), and leased pursuant to a facilities lease agreement and a ground lease agreement that each expire on December 31, 2027 and contain options for extension for a total of 15 additional two-year extensions. In addition, the close proximity of our employees to the employees of Mr. Graves’ manufacturing facility and the interrelatedness of our operations with the operations of Mr. Graves’ manufacturing facility could expose us to risks or influence our business decisions. See “Certain Relationships and Related Party Transactions — Lease Agreements.” In all related party transactions, there is a risk that a related party’s influence may be such that the transaction terms could be viewed as favorable to that related party, even if we strive to ensure that the terms of the transaction are arms-length. The appearance of conflicts of interest created by related party transactions could impair the confidence of our investors.
Failure by us, or the third-party partners on which we rely, to maintain good employee relations could have a material adverse effect on our business, financial condition and results of operations.
We have approximately 615 employees. Although none of our employees are currently covered under collective bargaining agreements, our employees may elect to be represented by labor unions in the future. If a significant number of our employees were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could have a material adverse effect on our business, financial condition and results of operations. In addition, a labor dispute involving some or all our employees could harm our reputation, disrupt our operations and reduce our revenues, and resolution of disputes could increase our costs. Further, we rely on third parties whose employees may be, or may elect to be, represented by labor unions, and such disruptions in their operations could in turn have a material adverse effect on our business, financial condition and results of operations. Failure to maintain good relations with our employees, or the failure of third parties on which we rely to maintain good relations with their employees, could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Distribution and Manufacturing
We are dependent on third-party distributors.
Third-party distributors purchase our products directly for their own account for resale, and we rely on sales made by or through these third-party distributors to customers. For instance, one of our largest customers, KeHE is also a distributor of our products. The loss of, or business disruption at, one or more of these distributors could have a material adverse effect on our business, financial condition and results of operations. Although we are striving to decrease our reliance on distributors for sales to certain customers as part of our “go-direct” cost-savings initiative, we may not be successful in this initiative, and this initiative may disrupt our relationships with our distributors who we rely on for the portion of our business that is conducted through distributors. If we are required to obtain additional or alternative distribution agreements or arrangements in the future, we cannot be certain that we will be able to do so on satisfactory terms or in a timely manner. Our inability to enter into satisfactory distribution agreements could inhibit our ability to implement our business plan or impact our ability to maintain or successfully expand the distribution of our products, which could have a material adverse effect on our business, financial condition and results of operations.
We rely on third-party co-packers for a significant portion of our manufacturing needs, including one co-packer for the substantial majority of our Rao’s Homemade sauce products. If our co-packers do not accept or fulfill purchase orders from us or we are unable to enter into additional or future co-packing agreements, it could have a material adverse effect on our business, financial condition and results of operations.
We rely upon co-packers for a significant portion of our manufacturing needs. Our success depends, in part, on maintaining a strong sourcing and manufacturing platform. We believe that there are a limited number of high-quality, fiscally stable co-packers in the industry with the equipment and operational capabilities required to make our products, and many of our co-packing agreements do not include purchase or supply minimums. If we were required to obtain additional or alternative co-packing agreements or arrangements in the future, or if co-packers experience capacity issues or disruptions (whether as a result of the COVID-19 pandemic or otherwise), production of our products may be delayed or postponed and/or the availability of some of our products may be reduced or delayed. To meet certain service level minimums for our customers and avoid financial penalties that could result from a failure to meet such minimums under our agreements with customers, we may incur additional expenses, including paying a premium for faster, more expensive transportation methods or agreeing to production premiums with our co-packers.
In addition, we rely on La Regina, a third-party co-packer, for the substantial majority of our Rao’s Homemade sauce products. La Regina currently produces our Rao’s Homemade sauce products in Italy. Any disruption to La Regina’s production or delivery of our Rao’s Homemade sauce products, whether due to the political environment in Italy, COVID-19 pandemic related government restrictions, agricultural disasters or pestilence in Italy, issues with production, events affecting ports in Italy or the United States or otherwise, could have a material adverse effect on our business, financial condition and results of operations. To facilitate La Regina’s establishment of a U.S. production location in Alma, Georgia, we have agreed to provide La Regina with exclusivity for the third-party production of certain of our products once this facility is qualified to begin production. However, because the Alma, Georgia production location will use tomatoes from Italy for the production of our Rao’s Homemade and Rao’s Homestyle sauce products, production in Georgia may still be impacted by events in Italy. We have, from time to time, paid La Regina for our products more quickly than required under our contract and we may make similar or other concessions in the future. La Regina is also expected to be our landlord for a distribution center that we plan to open in Alma, Georgia. La Regina does not currently have manufacturing operations in the United States and may encounter unexpected challenges in opening and operating a production location in Alma, Georgia. Business disruptions related to the COVID-19 pandemic, such as availability of necessary equipment, travel restrictions or employee recruiting challenges, could impact the commencement of manufacturing in Alma, Georgia and the opening of our planned distribution center. In the event of a breach by La Regina, we have a right to purchase the facility in Alma, Georgia at cost, including the underlying real property, fixtures and equipment; however, we may encounter difficulties or delays with the exercise of the right to purchase or with assuming the operations at the Alma, Georgia facility. If our relationship with La Regina deteriorates, or if La Regina experiences financial, operational or other issues, we would be required to make alternative arrangements to produce Rao’s Homemade sauce products, such as assuming manufacturing operations on our own, developing our own internal manufacturing capabilities or finding one or more alternative co-packing arrangements, which may be costly or time-consuming to complete. If such an event were to occur, and we were unable to find alternative arrangements in a timely manner or on satisfactory terms, it could have a material adverse effect on our business, financial condition and results of operations.
A significant portion of our products are sourced from a single manufacturing site, which means disruption in, or capacity constraints affecting, our or our co-packers’ operations for any number of reasons could have a material adverse effect on our business, financial condition and results of operations.
Our products are manufactured at several different manufacturing facilities, including our two manufacturing facilities and manufacturing facilities operated by our co-packers, but in most cases, individual products are produced only at a single location. We produce all noosa spoonable yogurts at our Bellvue, Colorado manufacturing facility and all Rao’s Made for Home and Michael Angelo’s frozen products at our Austin, Texas manufacturing facility. We may leverage a co-packer from time to time to supplement our in-house production of select Michael Angelo’s products. The substantial majority of our Rao’s Homemade sauce products are produced at a single La Regina facility in Italy, the majority of our Rao’s Made for Home soup products are produced at a single location in Canada, the majority of our Birch Benders frozen waffles are produced at a single location in Belgium and our noosa smoothies are co-packed at a single facility. If any of these manufacturing locations experiences a disruption for any reason, including but not limited to work stoppages, governmental actions, disease outbreaks or pandemics, acts of war, terrorism, power failure or weather-related condition or natural disaster, including fire, earthquake, extreme temperatures, volcanic eruption or flooding, or issues associated with efforts to increase manufacturing capacity or improve manufacturing efficiency, this could result in a significant reduction or elimination of the availability of some of our products. If we were not able to obtain alternate production capability in a timely manner or on satisfactory terms, this disruption could have a material adverse effect on our business, financial condition and results of operations.

We rely on third-party warehouse and transportation providers in the distribution of our products.
Our success depends, in part, on dependable and cost-effective storage and transportation systems and a strong distribution network. We utilize third-party warehouse and transportation providers for these services, and the costs of these services could increase due to factors outside of our control. For example, factors associated with the COVID-19 pandemic have resulted in increased demand for transportation, and due to the frozen or refrigerated transportation required for distribution of a COVID-19 vaccine, the cost of transportation for our products could be further impacted. Third-party warehouse and transportation providers are also subject to numerous cost pressures, including costs associated with fuel and labor, and may seek to pass these increased costs on to us.
In addition, a disruption in storage or transportation services could be caused by a number of factors, including labor issues; failure to meet customer standards; acts of war; terrorism; fire, earthquakes, extreme temperatures, volcanic eruption, flooding or other natural disasters; or bankruptcy or other financial issues affecting the third-party providers of such services, and could result in an inability to supply materials to our or our co-packers’ facilities or finished products to our distribution centers or customers. Any disruption in the distribution chain of our products or an increase in the cost of these services could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Information Technology and Intellectual Property
We are increasingly dependent on information technology; disruptions, failures or security breaches of our information technology infrastructure or failure to comply with privacy laws could have a material adverse effect on our business, financial condition and results of operations.
Information technology is critically important to our business operations. We rely on information technology networks and systems, including the internet, to process, transmit and store electronic and financial information, manage a variety of business processes and activities (including our manufacturing, financial, logistics, sales, marketing and administrative functions), communicate internally and externally with customers, suppliers, carriers and others and comply with regulatory, legal and tax requirements. We also use mobile devices, social networking and other online activities to connect with our employees, suppliers, customers and consumers, and we have become more reliant on mobile devices, remote communication and other technologies during the COVID-19 pandemic. These information technology systems, many of which are managed by third parties or used in connection with shared service centers, may be susceptible to damage, disruptions or shutdowns due to factors outside of our control, including failures during the process of upgrading or replacing software, databases or components thereof, maintenance or security issues or errors, issues with migration of applications to the “cloud,” power outages, hardware or software failures, cyberattacks and other cyber incidents, telecommunication failures, denial of service, user errors, natural disasters, terrorist attacks or other catastrophic events.
Cyberattacks and other cyber incidents are occurring more frequently in the United States, constantly evolving in nature, becoming more sophisticated and being made by various groups and individuals with a wide range of expertise and motives. The decentralized nature of our operations and our increased reliance on our information technology systems due to many employees working remotely during, and potentially following, the COVID-19 pandemic could increase our vulnerability to cyberattacks and other cyber incidents. We may incur significant costs in protecting against or remediating cyberattacks or other cyber incidents.
In addition, if our suppliers or customers experience a breach or system failure, their businesses could be disrupted or otherwise negatively affected, which could in turn result in a disruption in our supply chain or reduced customer orders. If our information technology networks and systems suffer severe damage, disruption or shutdown, and our disaster recovery and business continuity plans, or those of our third-party providers, suppliers or customers, do not effectively respond to or resolve the issues in a timely manner, it could have a material adverse effect on our business, financial condition and results of operations.
Further, if we are unable to prevent physical and electronic break-ins, cyberattacks and other information security breaches, we may suffer financial and reputational damage, be subject to litigation or incur remediation costs or penalties as a result of unauthorized disclosure of confidential information belonging to us or to our partners, customers, suppliers, employees or consumers. The mishandling or inappropriate disclosure of non-public sensitive or protected information could lead to the loss of intellectual property, negatively impact planned corporate transactions or damage our reputation and brand image. Misuse, leakage or falsification of legally protected information could also result in a violation of data privacy laws and regulations and have a material adverse effect on our business, financial condition and results of operations.
Our intellectual property rights are valuable. Failure to protect, or litigation involving, our tradenames or trademarks and other rights could have a material adverse effect on our business, financial condition and results of operations.
Our intellectual property rights, including our trademarks, are a significant and valuable aspect of our business. We attempt to protect our intellectual property rights by pursuing remedies available to us under intellectual property laws, entering into third-party nondisclosure and assignment agreements and policing third-party misuses of our intellectual property. If we fail to adequately protect the intellectual property rights that we have now or may acquire in the future, or if there is any change in law or otherwise that serves to reduce or remove the current legal protections of our intellectual property rights, it could have a material adverse effect on our business, financial condition and results of operations. Further, although we own rights to “Rao’s” trademarks for our packaged food products, a third party owns rights to “Rao’s” trademarks for restaurant services and bar services. We have a co-existence agreement with this third party. See “Business — Intellectual Property.”
There is also a risk that other parties may have or claim to have intellectual property rights covering some of our brands, products or technology. If any third parties bring a claim of intellectual property infringement against us, we may be subject to costly and time-consuming litigation which could divert the attention of management and our employees. If we are unsuccessful in defending against such claims, we may be subject to, among other things, significant damages and injunctions against development and sale of certain products, we may be unable to utilize certain of our brand or product names or we may be required to enter into costly licensing agreements, any of which could have a material adverse effect on our business, financial condition and results of operations.
A third party owns the “Rao’s” trademarks for use in connection with restaurant and bar services. Disputes regarding our co-existence agreement with this third party or negative publicity relating to the Rao’s restaurants could have a material adverse effect on our business, financial condition and results of operations.
We are party to a worldwide co-existence agreement relating to our and an unrelated third-party’s respective rights to use and register trademarks containing the term “Rao’s.” As between the parties, we own the right to use and register “Rao’s” trademarks for packaged food products, while the third party owns the right to use and register “Rao’s” trademarks for restaurant services and bar services. See “Business — Intellectual Property.” We believe that the “Rao’s” trademarks have significant value and are instrumental in our ability to market and sustain demand for our Rao’s product offerings. Any disputes concerning this co-existence agreement may cause us to incur significant litigation costs. In addition, any negative publicity, social media or other information relating to the restaurants bearing the “Rao’s” trademark, or their owners or employees, could harm consumer perceptions of our Rao’s sauces and other products. Any such disputes or negative information could have a material adverse effect on our business, financial condition and results of operations.
We may experience difficulties fully implementing and integrating our ERP system, including with respect to acquired businesses.
We are in the process of transitioning the Birch Benders business from its current legacy ERP system to our ERP system and, as part of this transition, are adding new capabilities to our ERP system. This transition has required, and will continue to require, the investment of significant financial and human resources. We have experienced ERP delays and complications as a result of the remote work environment necessitated by the COVID-19 pandemic, and we may not be able to complete the integration and full transition to our ERP system without experiencing additional difficulties. This transition involves greater utilization of third-party “cloud” computing services in connection with our business operations. Problems faced by us or our third-party “cloud” computing providers, including technological or business-related disruptions, as well as cybersecurity threats, could have a material adverse effect on our business, financial condition and results of operations. Any disruptions, delays or deficiencies in the design or implementation of the transition of the Birch Benders business to our ERP system could adversely affect our ability to produce products, order products from co-packers, process customer orders, ship products, provide services and customer support, send invoices and track payments, fulfill contractual obligations, achieve integration synergies or otherwise operate our business and could adversely affect our internal controls. It is also possible that the transition of the Birch Benders business to our ERP system could adversely affect our internal controls if errors are made in the transition. If we are unable to transition the Birch Benders business to our ERP system smoothly or successfully, or if we otherwise do not capture anticipated benefits of the transition, it could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Our Indebtedness
Any default under our debt agreements could have significant consequences.
Each Credit Agreement (as defined herein) contains covenants imposing certain restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. Each Credit Agreement contains restrictive covenants including, with specified exceptions, limitations on our ability to incur debt and liens; make certain investments, acquisitions and loans; pay dividends or make other distributions; make payments on subordinated debt; enter into burdensome agreements or affiliate transactions; consolidate, merge or dissolve; acquire or dispose of assets not in the ordinary course; materially alter our business; and modify our fiscal year-end. The First Lien Credit Agreement (as defined herein) also contains a springing financial covenant that, if outstanding revolving loans (excluding any undrawn letters of credit) minus unrestricted cash exceed 35% of the aggregate revolving credit commitments, requires us to maintain, on a consolidated basis, a maximum ratio of consolidated first lien net debt to consolidated EBITDA (with certain adjustments as set forth in the First Lien Credit Agreement) of 6.95:1.00, tested as of the last day of any fiscal quarter on which such 35% threshold is exceeded.
Our ability to comply with these covenants under each Credit Agreement may be affected by events beyond our control, including prevailing economic, financial and industry conditions. The breach of any of these covenants could result in an event of default, which would permit the relevant administrative agent or the specified threshold of lenders under each facility to declare all outstanding debt to be due and payable, together with accrued and unpaid interest. Further, the First Lien Credit Agreement contains cross-default provisions with respect to indebtedness in excess of a specified threshold amount, and the Second Lien Credit Agreement includes cross-acceleration provisions with respect to first lien indebtedness in excess of a specified threshold amount, in either case, which may result in an event of default or acceleration of borrowings under such Credit Agreement if such provisions are triggered. Our obligations under (i) the First Lien Credit Agreement are secured by a first priority lien on substantially all of our assets and (ii) the Second Lien Credit Agreement (as defined herein) are secured by a second priority lien on substantially all of our assets, subject to agreed upon exceptions. Any default by us under either Credit Agreement could have a material adverse effect on our business, financial condition and results of operations.
We may be adversely impacted by the potential discontinuation of the London Interbank Offered Rate (“LIBOR”).
We have loans under our Credit Facilities that use LIBOR as a reference rate. The financial authority that regulates LIBOR has announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2023. It is unclear precisely how any alternative reference rates would be calculated and published or whether alternative reference rates will gain market acceptance as a replacement for LIBOR The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S.dollar LIBOR with a new index calculated by short-term repurchase agreements, backed by Treasury securities. Any transition from LIBOR may cause us to incur increased costs and additional risk. In connection with the LIBOR discontinuation, some or all of the loans under our Credit Agreements may use alternate base rate as a reference rate. If LIBOR is discontinued, interest rates will generally be based on an alternative variable rate as determined between the applicable Administrative Agent (as defined herein) and the Borrower (as defined herein). The alternative variable rate could be higher and more volatile than LIBOR prior to its discontinuance. At this time, due to a lack of consensus as to what rate or rates may become accepted alternatives to LIBOR, it is impossible to predict the effect of any such alternatives on our liquidity, our interest expense or the value of the loans under our Credit Facilities.
Our level of indebtedness could have a material adverse effect on our business, financial condition and results of operations.
The total principal amount of debt outstanding under our Credit Facilities, excluding unamortized debt issuance costs, as of June 26, 2021 was $780.0 million. Our indebtedness could have significant effects on our business, such as:
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limiting our ability to borrow additional amounts to fund acquisitions, debt service requirements, execution of our growth strategy, capital expenditures and other purposes;

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limiting our ability to make investments, including acquisitions, loans and advances, and to sell, transfer or otherwise dispose of assets;

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requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our borrowings, which would reduce availability of our cash flow to fund working capital, acquisitions, execution of our growth strategy, capital expenditures and other general corporate purposes;

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making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our ability to plan for and react to changing conditions;

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placing us at a competitive disadvantage compared with our competitors that have less debt; and

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exposing us to risks inherent in interest rate fluctuations because our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

In addition, we may not be able to generate sufficient cash flow from our operations to repay our indebtedness when it becomes due and to meet our other cash needs. If we are not able to pay our borrowings as they become due, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. We may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, and if we must sell our assets, it could have a material adverse effect on our business, financial condition and results of operation.
Pursuant to our First Lien Credit Agreement, if outstanding revolving loans (excluding any undrawn letters of credit) minus unrestricted cash exceed 35% of the aggregate revolving credit commitments, we are required to maintain, on a consolidated basis, a maximum ratio of consolidated first lien net debt to consolidated EBITDA (with certain adjustments as set forth in the First Lien Credit Agreement) of 6.95:1.00, tested as of the last day of any fiscal quarter on which such 35% threshold is exceeded. Events beyond our control, including changes in general economic and business conditions, may affect our ability to satisfy the financial covenant. We cannot assure you that we will satisfy the financial covenant in the future, or that our lenders will waive any failure to satisfy the financial covenant.
The failure to comply with the covenants under each Credit Agreement or volatility in the credit and capital markets could have a material adverse effect on our business, financial condition and results of operation.
Our ability to manage our debt is dependent on our level of positive cash flow from the sale of our products. An economic downturn may negatively impact our cash flows. Credit and capital markets can be volatile, which could make it more difficult for us to refinance our existing debt or to obtain additional debt or equity financings in the future. Such constraints could increase our costs of borrowing and could restrict our access to other potential sources of future liquidity. Future volatility or disruption in the credit and capital markets could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Our failure to comply with the covenants under each Credit Agreement or to have sufficient liquidity to make interest and other payments required by our debt could result in a default of such debt and acceleration of our borrowings, which could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to this Offering and Ownership of Our Common Stock
Future offerings of debt or equity securities by us may have a material adverse effect on the market price of our common stock.
In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our common stock or by offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity or shares of preferred stock.
Any future debt financing could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which might make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Moreover, if we issue debt securities, the debt holders would have rights to make claims on our assets senior to the rights of our holders of our common stock. The issuance of additional shares of our common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may have a material adverse effect on the amount, timing, or nature of our future offerings. Thus, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us.
If the ownership of our common stock continues to be highly concentrated, it may prevent you and other minority stockholders from influencing significant corporate decisions and may result in conflicts of interest.
Following the closing of this offering, Advent will indirectly beneficially own approximately           of our outstanding common stock, or           if the underwriters’ option to purchase additional shares is fully exercised. As a result, Advent will indirectly beneficially own shares sufficient for majority votes over all matters requiring stockholder votes, including the election of directors; mergers, consolidations and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; amendments to our certificate of incorporation or our bylaws; and our winding up and dissolution.
This concentration of ownership may delay, deter or prevent acts that would be favored by our other stockholders. The interests of Advent may not always coincide with our interests or the interests of our other stockholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of us. Also, Advent may seek to cause us to take courses of action that, in its judgment, could enhance its investment in us, but which might involve risks to our other stockholders or adversely affect us or our other stockholders, including investors in this offering. As a result, the market price of our common stock could decline or stockholders might not receive a premium over the then-current market price of our common stock upon a change in control. In addition, this concentration of share ownership may adversely affect the trading price of our common stock because investors may perceive disadvantages in owning shares in a company with significant stockholders. See “Principal Stockholders” and “Description of Capital Stock — Anti-takeover Provisions.”
As a controlled company, we will not be subject to all of the corporate governance rules of NASDAQ.
Upon the listing of our common stock on NASDAQ in connection with this offering, we will be considered a “controlled company” under the rules of NASDAQ. Controlled companies are exempt from the NASDAQ corporate governance rules requiring that listed companies have (i) a majority of the board of directors consist of “independent” directors under the listing standards of NASDAQ, (ii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/

corporate governance committee charter meeting the NASDAQ requirements and (iii) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of NASDAQ. Following this offering, we intend to use some or all these exemptions. As a result, we may not have a majority of independent directors, our nominating and corporate governance committee and compensation committee may not consist entirely of independent directors and such committees may not be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ. See “Management — Director Independence and Controlled Company Exemption.”
We do not anticipate paying any dividends on our common stock in the foreseeable future.
We do not currently intend to pay any dividends on our common stock, and our Credit Facilities limit our ability to pay dividends on our common stock. We may also enter into other credit agreements or other borrowing arrangements in the future that restrict or limit our ability to pay dividends on our common stock. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it. See “Dividend Policy.”
Our quarterly results of operations may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.
Our quarterly results of operations may fluctuate due to seasonal or other factors. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year. In addition, if we increase our marketing or promotional activity in certain periods, the seasonality of our business may be amplified. In the future, results of operations may fall below the expectations of securities analysts and investors. In that event, the price of our common stock could be adversely impacted.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.
The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of us, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if our results of operations do not meet the expectations of the investor community, or one or more of the analysts who cover our company downgrade our stock, our stock price could decline. As a result, you may not be able to sell shares of our common stock at prices equal to or greater than the initial public offering price.
No market currently exists for our common stock, and we cannot assure you that an active market will develop for such stock.
Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock has been determined through negotiations among us and the representatives of the underwriters and may not be indicative of the market price of our common stock after this offering or to any other established criteria of the value of our business. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market on NASDAQ or otherwise or how liquid that market might become. An active public market for our common stock may not develop or be sustained after this offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you or at all.

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders, and you may lose all or part of your investment.
Shares of our common stock sold in this offering may experience significant volatility on NASDAQ. An active, liquid and orderly market for our common stock may not be sustained, which could depress the trading price of our common stock or cause it to be highly volatile or subject to wide fluctuations. The market price of our common stock may fluctuate or may decline significantly in the future and you could lose all or part of your investment. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:
•
variations in our quarterly or annual results of operations;

•
changes in our earnings estimates (if provided) or differences between our actual results of operations and those expected by investors and analysts;

•
the contents of published research reports about us or our industry or the failure of securities analysts to cover our common stock;

•
additions or departures of key management personnel;

•
any increased indebtedness we may incur in the future;

•
announcements by us or others and developments affecting us;

•
actions by institutional stockholders;

•
litigation and governmental investigations;

•
legislative or regulatory changes;

•
judicial pronouncements interpreting laws and regulations;

•
changes in government programs;

•
changes in market valuations of similar companies;

•
speculation or reports by the press or investment community with respect to us or our industry in general;

•
announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic relationships, joint ventures or capital commitments; and

•
general market, political and economic conditions, including local conditions in the markets in which we operate.

These broad market and industry factors may decrease the market price of our common stock, regardless of our actual financial performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including recently. In addition, in the past, following periods of volatility in the overall market and decreases in the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.
The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.
After this offering, we will have           shares of common stock outstanding. Of our issued and outstanding shares, all the common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Following closing of this offering, approximately    % of our outstanding common stock, or    % if the underwriters exercise their option to purchase additional shares in full, will be indirectly beneficially owned by Advent, and can be resold into the public markets in the future in accordance with the requirements of Rule 144. See “Shares Eligible For Future Sale.”

We and our officers, directors and holders of substantially all of our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:
•
sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act,

•
otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

•
publicly announce an intention to do any of the foregoing

for a period of 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters.
This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus. The representatives of the underwriters may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. See “Underwriting.”
The market price of our common stock may decline significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of our common stock might impede our ability to raise capital through the issuance of additional common stock or other equity securities.
The future issuance of additional common stock in connection with any equity plans, acquisitions or otherwise will dilute all other stockholdings.
After this offering, we will have an aggregate of           shares of common stock authorized but unissued and not reserved for issuance under our equity incentive plans. We may issue all these shares of common stock without any action or approval by our stockholders, subject to certain exceptions. The issuance of any common stock in connection with any equity incentive plan, the exercise of outstanding stock options or otherwise would dilute the percentage ownership held by the investors who purchase common stock in this offering.
You will incur immediate dilution as a result of this offering.
If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate dilution of $      per share, representing the difference between the assumed initial public offering price of $      per share (the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus) and our pro forma net tangible book value (deficit) per share after giving effect to this offering. See “Dilution.”
Risks Related to Our Company and Organizational Structure
The interests of Advent may conflict with our interests or the interests of the holders of our common stock in the future.
Advent engages in a range of investing activities, including investments in consumer products companies and other consumer-related companies in particular. In the ordinary course of its business activities, Advent may engage in activities where its interests conflict with our interests or those of our stockholders. Our certificate of incorporation will contain provisions renouncing any interest or expectancy held by our directors affiliated with Advent in certain corporate opportunities. Accordingly, the interests of Advent may supersede ours, causing them or their affiliates to compete against us or to pursue opportunities instead of us, for which we have no recourse. Such actions on the part of Advent and inaction on our part could have a material adverse effect on our business, financial condition and results of operations. In addition, Advent may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment in us, even though such transactions might involve risks to you, such as debt-financed acquisitions.

With certain exceptions, Advent and its affiliates, including certain of our directors who are affiliated with Advent, will not have any obligation to present business opportunities to us and may compete with us.
Our certificate of incorporation will provide that Advent and its affiliates, including certain of our directors who are affiliated with Advent, do not have any obligation to offer us an opportunity to participate in business opportunities presented to them even if the opportunity is one that we might reasonably have pursued (and therefore may be free to compete with us in the same business or similar businesses) and that, to the extent permitted by law, such directors, Advent and its affiliates, will not be liable to us or our stockholders for breach of any duty by reason of any such activities.
As a result, Advent and its affiliates, including certain of our directors who are affiliated with Advent, will not be prohibited from investing in competing businesses or doing business with our customers. Therefore, we may be in competition with Advent or certain of our directors or their respective affiliates, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose certain corporate opportunities or suffer competitive harm, which could have a material adverse effect on our business, financial condition and results of operations.
We are a holding company with no operations and rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations and to pay dividends, if any.
We are a holding company with no material direct operations. Our principal assets are the equity interests we hold in our operating subsidiaries which own our operating assets. As a result, we are dependent on loans, dividends and other payments from our operating subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends, if any, on our common stock. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends, including by the restrictions contained in our Credit Facilities, or otherwise making funds available to us under certain conditions. Although we do not expect to pay dividends on our common stock for the foreseeable future, if we are unable to obtain funds from our subsidiaries, we may be unable to pay dividends.
As a public company, we incur significant costs to comply with the laws and regulations affecting public companies, which could harm our business and results of operations.
As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the listing requirements of NASDAQ, and other applicable securities rules and regulations. These rules and regulations have increased and will continue to increase our legal, accounting and financial compliance costs and have made and will continue to make some activities more time-consuming and costly, particularly after we cease to be an emerging growth company as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. For example, these rules and regulations could make it more difficult and more costly for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or to incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board or our board committees or as executive officers. Our management and other personnel will devote a substantial amount of time to these compliance initiatives. As a result, management’s attention may be diverted from other business concerns, which could harm our business, financial condition and results of operations. We will need to hire more employees in the future to comply with these requirements, which will increase our costs and expenses.
Our management team and other personnel devote a substantial amount of time to new compliance initiatives, and we may not successfully or efficiently manage our transition to a public company. To comply with the requirements of being a public company, including the Sarbanes-Oxley Act, we will need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff or outsourcing certain functions to third parties, which could have a material adverse effect on our business, financial condition and results of operations.
Our current resources may not be sufficient to fulfill our public company obligations.
Following the closing of this offering, we will be subject to various regulatory requirements, including those of the SEC and NASDAQ. These requirements include record keeping, financial reporting and corporate governance rules and regulations. Historically, our management team has not had the resources typically found in a public company. Our internal infrastructure may not be adequate to support our increased reporting obligations and we may be unable to hire, train or retain necessary staff and may be reliant on engaging outside consultants or professionals to overcome our lack of experience or employees. If our internal infrastructure is inadequate, we are unable to engage outside consultants at a reasonable rate or attract talented employees to perform these functions or are otherwise unable to fulfill our public company obligations, it could have a material adverse effect on our business, financial condition and results of operations.
For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.
We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and of stockholder approval of any golden parachute payments not previously approved. We may take advantage of some of these exemptions. If we do, we do not know if some investors will find our common stock less attractive as a result. The result may be a less-active trading market for our common stock and our stock price may be more volatile.
In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.
We could remain an emerging growth company for up to five years or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (b) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in non-convertible debt securities in the preceding three-year period.
Delaware law and our organizational documents, as well as our existing and future debt agreements, may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.
We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, provisions of our certificate of incorporation and bylaws that will be effective upon closing of this offering may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our Board. Among other things, these provisions:
•
provide for a classified Board with staggered three-year terms until the first annual meeting of stockholders following the Sunset (as defined herein), which will prevent a third party who acquires control of a majority of our outstanding voting stock from obtaining control of our Board until the second annual stockholders meeting following the date the acquiror obtains the controlling interest;

•
do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•
delegate the sole power of a majority of the Board to fix the number of directors;

•
provide the power of our Board to fill any vacancy on our Board, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•
authorize the issuance of preferred stock without any need for action by stockholders;

•
do not permit stockholders to call special meetings of stockholders; and

•
establish advance notice requirements for nominations for election to our Board or for proposing matters that can be acted on by stockholders at stockholder meetings.

In addition, our Credit Facilities impose, and we anticipate that documents governing our future indebtedness may impose, limitations on our ability to enter into change of control transactions. The occurrence of a change of control transaction could constitute an event of default thereunder permitting acceleration of the indebtedness, thereby impeding our ability to enter into certain transactions.
The foregoing factors, as well as the significant common stock ownership by Advent, could impede a merger, takeover or other business combination, or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock. See “Description of Capital Stock.”
Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
Our amended and restated certificate of incorporation and bylaws that will be in effect prior to the completion of this offering provide that we will indemnify our directors and officers, in each case, to the fullest extent permitted by Delaware law. Pursuant to our amended and restated certificate of incorporation, our directors will not be liable to us or any stockholders for monetary damages for any breach of fiduciary duty, except (i) for acts that breach his or her duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) pursuant to Section 174 of the Delaware General Corporate Law (the “DGCL”), which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. The bylaws also require us, if so requested, to advance expenses that such director or officer incurred in defending or investigating a threatened or pending action, suit or proceeding, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware and the federal district courts of the United States of America as the sole and exclusive forums for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.
Our amended and restated certificate of incorporation will provide that, subject to certain exceptions, unless we consent in writing in advance to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty or other wrongdoing by any current or former director, officer, employee, agent or stockholder to us or our stockholders, (iii) action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware. For the avoidance of doubt, our amended and restated certificate of incorporation will also provide that the foregoing exclusive forum provision will not apply to actions brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or any other claim or cause of action for which the federal courts have exclusive jurisdiction.
Our amended and restated certificate of incorporation will also provide that, unless we consent in writing to an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act or the rules and regulations promulgated thereunder, and that its provisions will not preclude or contract the scope of exclusive federal jurisdiction for suits brought under the Exchange Act or the rules and regulations promulgated thereunder. Pursuant to the Exchange Act, claims arising thereunder must be brought in federal district courts of the United States of America.
This choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring an action in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to assert the validity and enforceability of our exclusive forum provisions, which may require significant additional costs associated with resolving such action in other jurisdictions, and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions. If a court were to find either exclusive forum provision in amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business.
Our ability to issue preferred stock may deter takeover attempts.
Our Board is empowered to issue, without stockholder approval, preferred stock with dividends, liquidation, conversion, voting or other rights, which could decrease the amount of earnings and assets available for distribution to holders of our common stock and adversely affect the relative voting power or other rights of the holders of our common stock. In the event of issuance, the preferred stock could be used as a method of discouraging, delaying or preventing a change in control. Our certificate of incorporation authorizes the issuance of up to        shares of “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by our Board. Although we have no present intention to issue any shares of our preferred stock, we may do so in the future under appropriate circumstances.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. Forward-looking statements can be identified by words, such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods, or by the inclusion of forecasts or projections. Examples of forward-looking statements include, but are not limited to, statements we make regarding the outlook for our future business and financial performance, such as those contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, our actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national or global political, economic, business, competitive, market and regulatory conditions and the following:
•
competition in the packaged food industry and our product categories;

•
the COVID-19 pandemic and associated effects;

•
our inability to identify, consummate or integrate new acquisitions or realize the projected benefits of acquisitions;

•
our inability to effectively manage our growth;

•
our inability to successfully introduce new products or failure of recently launched products to meet expectations or remain on-shelf;

•
our inability to expand household penetration and successfully market our products;

•
erosion of the reputation of one or more of our brands;

•
issues with the major retailers, wholesalers, distributors and mass merchants on which we rely, including if they give higher priority to other brands or products, perform poorly or declare bankruptcy;

•
our vulnerability to decreases in the supply of and increases in the price of raw materials and labor, manufacturing, distribution and other costs, and our inability to offset increasing costs through cost savings initiatives or pricing;

•
our vulnerability to the impact of severe weather conditions, natural disasters and other natural events on our manufacturing facilities, co-packers or raw material supplies;

•
failure by us or third-party co-packers or suppliers of raw materials to comply with food safety, environmental or other laws or regulations, or new laws or regulations;

•
our dependence on third-party distributors and third-party co-packers, including one co-packer for the substantial majority of our Rao’s Homemade sauce products;

•
failure to protect, or litigation involving, our tradenames or trademarks and other rights;

•
our level of indebtedness and our duty to comply with covenants under our Credit Facilities;

•
the interests of Advent may differ from those of public stockholders; and

•
the other factors set forth under “Risk Factors.”

See “Risk Factors” for a further description of these and other factors. For the reasons described above, we caution you against relying on any forward-looking statements, which should also be read in conjunction with the other cautionary statements that are included elsewhere in this prospectus. Any forward-looking statement made by us in this speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

USE OF PROCEEDS
We estimate that the net proceeds to us from our sale of           shares of common stock in this offering will be approximately $      million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. The underwriters also have an option to purchase up to an additional           shares of common stock from us. We estimate that the net proceeds to us, if the underwriters exercise their right to purchase the maximum of           additional shares of common stock from us, will be approximately $      million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. This assumes a public offering price of $      per share, which is the midpoint of the price range set forth on the cover of this prospectus.
We intend to use the net proceeds from this offering to repay borrowings outstanding under our Credit Facilities and for general corporate purposes. Our Credit Facilities are comprised of our Initial First Lien Term Loan Facility, our Revolving Facility and our Initial Second Lien Facility (each as defined herein). The Initial First Lien Term Loans (as defined herein) mature on June 8, 2028, the Initial Revolving Loans (as defined herein) mature on June 8, 2026 and the Initial Second Lien Loans (as defined herein) mature on June 8, 2029. As of June 26, 2021, the Initial First Lien Term Loans bear interest at a rate of 5.00%, our Initial Revolving Loans bear interest at a rate of 5.00% and the Initial Second Lien Loans bear interest at a rate of 8.75%. We used the proceeds of the Initial First Lien Term Loans and the Initial Second Lien Loans were used to repay the full amounts outstanding under our Senior Credit Facilities (as defined herein) and finance a dividend of $400.0 million to the sole stockholder of Sovos Brands Intermediate, Inc., a wholly-owned subsidiary of the Company (“Sovos Intermediate”), in June 2021, which was ultimately distributed to the limited partners of the Partnership. See “Description of Material Indebtedness.”
Assuming no exercise of the underwriters’ option to purchase additional shares, a $1.00 increase (decrease) in the assumed initial public offering price of $      per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) the net proceeds to us from this offering by $      million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

DIVIDEND POLICY
We do not currently intend to pay dividends on our common stock in the foreseeable future. However, in the future, subject to the factors described below and our future liquidity and capitalization, we may change this policy and choose to pay dividends. In June 2021, we used the proceeds of the Initial First Lien Term Loans and the Initial Second Lien Loans to repay the full amounts outstanding under our Senior Credit Facilities and finance a dividend of $400.0 million to the sole stockholder of Sovos Intermediate, which was ultimately distributed to the limited partners of the Partnership.
Our ability to pay dividends is currently restricted by the terms of our Credit Facilities and may be further restricted by any future indebtedness we incur.
We are a holding company that does not conduct any business operations of our own. As a result, our ability to pay dividends on our common stock is dependent upon cash dividends and distributions and other transfers from our subsidiaries.
In addition, under Delaware law, our Board may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year.
Any future determination to pay dividends will be at the discretion of our Board and will take into account:
•
restrictions in our debt instruments, including our Credit Facilities;

•
general economic business conditions;

•
our earnings, financial condition, and results of operations;

•
our capital requirements;

•
our prospects;

•
legal restrictions; and

•
such other factors as our Board may deem relevant.

See “Risk Factors — Risks Related to this Offering and Ownership of Our Common Stock — We do not anticipate paying any dividends on our common stock in the foreseeable future,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” “Description of Material Indebtedness” and “Description of Capital Stock.”

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of June 26, 2021:
•
on an actual basis; and

•
on an as adjusted basis to give effect to (i) our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the consummation of this offering and (ii) the sale of           shares of our common stock in this offering at an assumed public offering price of $      per share, which is the midpoint of the price range set forth on the cover of this prospectus, and the application of the net proceeds received by us from this offering as described under “Use of Proceeds.”

This table should be read in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.
	As of June 26, 2021
	Actual	As Adjusted(1)
	(in thousands)
Cash and cash equivalents	$39,977	$
Debt, including current and long-term:
Revolving credit facility	—
Long-term debt	$787,129	$
Total Debt(2)	$787,129	$
Stockholders’ equity:
Common stock, $0.01 par value per share, actual, $0.001 par value per share, as adjusted, 750,000 shares authorized, actual, authorized, as adjusted, shares issued and outstanding, actual and shares issued and outstanding, as adjusted	6
Preferred common stock, 0 shares authorized, actual, 0.001 par value per share, as adjusted, shares authorized, as adjusted, 0 shares issued and outstanding, as adjusted.	—
Additional paid in capital	255,559
Accumulated deficit	(41,386)
Total stockholders’ equity	214,179
Total capitalization	$1,041,285	$

(1)
Each $1.00 increase or decrease in the public offering price per share would increase or decrease , as applicable, our net proceeds, after deducting the underwriting discount and estimated offering expenses payable by us, by $      million (assuming no exercise of the underwriters’ option to purchase additional shares). Similarly, an increase or decrease of one million shares of common stock sold in this offering by us would increase or decrease, as applicable, our net proceeds, after deducting the underwriting discount and estimated offering expenses payable by us, by $      , based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover of this prospectus.

(2)
Amounts excluding unamortized debt issuance costs. For a description of our debt, see “Description of Material Indebtedness.”

DILUTION
If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock upon the consummation of this offering. Dilution results from the fact that the per share offering price of our common stock is in excess of the book value per share attributable to new investors.
Our pro forma net tangible book value as of June 26, 2021 was $      , or $      per share of common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of common stock outstanding.
After giving effect to (i) the sale of           shares of common stock in this offering at the assumed initial public offering price of $      per share (the midpoint of the price range set forth on the cover of this prospectus) and (ii) the application of the net proceeds from this offering, our pro forma as adjusted net tangible book value as of June 26, 2021 would have been $      million, or $      per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $      per share to our existing investors and an immediate dilution in pro forma as adjusted net tangible book value of $      per share to new investors.
The following table illustrates this dilution on a per share of common stock basis given the assumptions above:
Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of
Increase in pro forma net tangible book value per share attributable to new investors	$
Pro forma as adjusted net tangible book value per share after this offering
Dilution in net tangible book value per share to new investors in this offering	$
The following table summarizes, on an as adjusted basis as of June 26, 2021, after giving effect to this offering, the total number of shares of common stock purchased from us, the total cash consideration paid to us, or to be paid, and the average price per share paid, or to be paid, by new investors purchasing shares in this offering, at an assumed initial public offering price of $      per share, which is the midpoint of the range set forth on the cover of this prospectus, before deducting the estimated underwriting discounts and commissions:
	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Pre-IPO owners		%	$	%	$
Investors in this offering
Total		100.0%	$	100.0%	$
A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our pro forma as adjusted net tangible book value by $      million, the pro forma as adjusted net tangible book value per share after this offering by $      and the dilution per share to new investors by $      , in each case assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters were to fully exercise their option to purchase           additional shares of our common stock, the percentage of shares of our common stock held by existing investors would be    %, and the percentage of shares of our common stock held by new investors would be    %. In addition, if the underwriters exercise their option to purchase addition shares of our common stock in full, a $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our pro forma as adjusted net tangible book value by $      million, the pro forma as adjusted net

tangible book value per share after this offering by $      and the dilution per share to new investors by $      , in each after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The above discussion and tables are based on the number of shares outstanding at                 . In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
The following tables set forth our selected historical consolidated financial data for the periods as of the dates indicated. We derived the summary consolidated statement of operations data for fiscal 2020 and fiscal 2019 and the summary consolidated balance sheet data at December 26, 2020 and December 28, 2019 from the audited financial statements and related notes thereto included elsewhere in this prospectus. Our summary consolidated statement of operations data for fiscal 2020 and summary consolidated balance sheet data as of December 26, 2020 include the results of the Birch Benders business for the period from October 23, 2020 to December 26, 2020. We derived the summary consolidated statements of operations data for the 26 weeks ended June 26, 2021 and June 27, 2020 and the consolidated balance sheet data at June 26, 2021 and June 27, 2020 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that we consider necessary to state fairly the financial information set forth in those statements.
Our historical results are not necessarily indicative of future operating results. You should read the information set forth below together with “Prospectus Summary — Summary Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.
	26 Weeks Ended		Fiscal Year Ended
	June 26, 2021	June 27, 2020	December 26, 2020	December 28, 2019
	(in thousands, except per share data)
Consolidated Statement of Operations Data
Net sales	$351,209	$261,408	$560,067	$388,004
Cost of sales	239,764	174,726	373,314	275,386
Gross Profit	111,445	86,682	186,753	112,618
Operating expenses:
Selling, general and administrative expenses	60,178	50,199	124,612	94,480
Depreciation and amortization expense	14,395	11,872	24,744	23,771
Loss on extinguishment of debt	9,717	—	—	—
Impairment of goodwill and intangible assets(1)	—	—	—	17,163
Total operating expenses	84,290	62,071	149,356	135,414
Operating income (loss)	27,155	24,611	37,397	(22,796)
Interest expense	12,066	10,619	19,895	22,975
Income (loss) before income tax (expense) benefit	15,089	13,992	17,502	(45,771)
Income tax (expense) benefit	(4,716)	(4,924)	(6,677)	18,626
Net income (loss)	$10,373	$9,068	$10,825	$(27,145)
Earnings per share data:
Basic earnings (loss) by common share	$16.92	$14.79	$17.66	$(44.37)
Diluted earnings (loss) by common share	$16.26	$14.39	$17.22	$(44.37)
Weighted average basic common shares outstanding	613,067	613,069	613,068	611,860
Weighted average diluted common shares outstanding	637,763	629,992	628,486	611,860

	26 Weeks Ended				Fiscal Year Ended
	June 26, 2021		June 27, 2020		December 26, 2020	December 28, 2019
	(in thousands, except per share data)
Pro forma basic earnings (loss) by common share(2).	$		$
Pro forma diluted earnings (loss) by common share(2)	$		$
Pro forma weighted average basic common shares outstanding(2)
Pro forma weighted average diluted common shares outstanding(2)
Consolidated Balance Sheet Data (at end of period)
Total assets		$1,182,405		$1,011,257	$1,144,826	$992,540
Long-term debt(3)		780,000		276,500	374,146	277,200
Capital leases		7,129		7,078	7,161	7,031
Total stockholders’ equity		214,179		594,003	596,701	583,997

(1)
For fiscal 2019, the Company recorded impairment charges totaling $17.2 million for the impairment of goodwill and intangible assets. The impairment charges related to the Michael Angelo’s reporting unit and tradename.

(2)
The unaudited pro forma earnings per share reflects the application of the proceeds from the sale of       shares from this offering, at an assumed initial public offering price of $      per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) that are necessary to repay a portion of debt. Net income (loss) has been adjusted to assume no interest on the portion of debt paid with the proceeds.

Dollars and shares in thousands, except per share amounts	26 Weeks Ended June 26, 2021 (unaudited)	Fiscal Year Ended December 26, 2020 (unaudited)
Numerator
Net income attributable to basic common shares	$	$
Adjust for interest paid on term loans
Pro forma net income attributable to basic common shares	$	$
Denominator
Weighted average basic common shares outstanding
Add: common shares offered hereby to repay a portion of debt
Pro forma weighted average basic common shares outstanding
Weighted average diluted common shares outstanding
Pro forma weighted average diluted common shares outstanding
Pro forma basic earnings (loss) by common share	$	$
Pro forma diluted earnings (loss) by common share	$	$

(3)
Amounts excluding unamortized debt issuance costs. For a description of our debt, see “Description of Material Indebtedness.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The following is a discussion and analysis of our financial condition and results of operations as of, and for, the periods presented. You should read the following discussion and analysis of our financial condition and results of operations together with the sections entitled “Prospectus Summary — Summary Historical Consolidated Financial and Other Data,” “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Selected Historical Consolidated Financial Data” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements, including statements regarding industry outlook, our expectations for the future of our business and our liquidity and capital resources as well as other non-historical statements. These statements are based on current expectations and are subject to numerous risks and uncertainties, including but not limited to the risks and uncertainties described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by these forward-looking statements.
The Company’s fiscal year ends on the last Saturday closest to December 31 and as a result, a 53rd week is added approximately every sixth year. Fiscal 2020 and fiscal 2019 each had 52 weeks. Our fiscal quarters are comprised of 13 weeks each, ending on the 13th Saturday of each quarter, except for the 53-week fiscal years for which the fourth quarter will be comprised of 14 weeks, ending on the 14th Saturday of such fourth quarter.
Overview
We are the fastest growing food company of scale in the United States, focused on acquiring and building disruptive growth brands that bring today’s consumers great tasting food that fits the way they live. Our brands, Rao’s, noosa, Birch Benders and Michael Angelo’s, are built with authenticity at their core, providing consumers food experiences that are genuine, delicious and unforgettable, making each of our brands “one-of-a-kind.” Our products are premium and made with simple, high-quality ingredients. Our people are at the center of all that we do. We empower our teams to lead with courage and tenacity, providing them with the confidence and agility to connect with our consumers and retail partners to drive unparalleled growth. We believe our focus on “one-of-a-kind” brands, products that people love, and passion for our people makes Sovos Brands a “one-of-a-kind” company and enables us to deliver on our objective of creating a growing and sustainable food enterprise yielding financial growth ahead of industry peers.
Since our inception, we have been focused on building an organization with the capabilities to acquire, integrate, and grow brands as we continue to scale. Our business model is grounded in acquiring “one-of-a-kind” brands, and leveraging a common infrastructure and shared playbook to drive growth. We have a track record of successful deals and have successfully completed four acquisitions:
•
in January 2017, we completed the acquisition of Bottom Line Food Processors, Inc. d/b/a Michael Angelo’s Gourmet Foods;

•
in July 2017, we completed the acquisition of Rao’s Specialty Foods;

•
in November 2018, we completed the Noosa Acquisition; and

•
in October 2020, we completed the Birch Benders Acquisition.

Growth Strategies and Outlook
We intend to grow sales and profitability through the following growth strategies:
Continue to Increase Household Penetration
We have a clear and tangible opportunity to increase household penetration for each of our brands. For example, our household penetration for Rao’s sauces in the 52 weeks ended June 13, 2021 was 9.6% compared to the sauce category of 83.6%. Each 1% of household penetration for Rao’s pasta and pizza sauces equated to approximately $36 million in retail sales in the same period. Household penetration for noosa yogurt, Michael Angelo’s frozen dinners, Birch Benders pancake and waffle mixes and Birch Benders frozen waffles was 7.8%, 4.9%, 2.9% and 1.0% compared to their categories of 82.0%, 71.5%, 50.6% and 43.5%, respectively.

We are focused on and committed to expanding our presence across retail channels, and in doing so, driving consumers to try our products and enhancing our brand awareness, utilizing the following key strategies:
•
Expand TDPs:    The largest brands in our categories today generally have more than twice the TDPs as our brands. For example, in the 26 weeks ended June 13, 2021, Rao’s was the #3 brand by dollar share in the pasta and pizza sauce category with total dollar market share of 12.5%, surpassing a leading brand at 9.5%. That same leading brand had 1.3 times the TDPs nationally in the same period. We expect to grow TDPs, closing distribution gaps, by leveraging our strong value proposition to retailers. noosa had one of the strongest dollar velocities in the yogurt category, with dollar sales over TDP growth 3.1 times higher than the yogurt category's, in the 52 weeks ended June 13, 2021, which serves as a critical proof-point to this future distribution growth opportunity. In the long term, we also believe there is significant opportunity to expand our retail footprint into new, currently untapped channels in the United States and to introduce our brands internationally.

•
Grow awareness and drive trial:    We have a significant opportunity to grow brand awareness of each of our brands and we intend to leverage our track record of successful engagement with consumers. As of February 3, 2021, aided awareness for Rao’s and noosa was less than half their top competitors, and only 12% of consumers had aided awareness of Birch Benders. As a result of recent marketing investments, consumer awareness and trial of our brands has grown significantly. Because of our strong NPSs, as we drove trial of our brands, we have grown our loyal base of consumers with strong repeat purchasing rates. As we scale, we will evaluate the best methods to reach our target consumer base and continue to invest in marketing to drive awareness and trial to attract new loyal consumers to our brands. Our industry-recognized digital marketing capabilities and innovative brand campaigns differentiate us from our competitors and resonate with our loyal consumer base.

Continue to Broaden our TAM through Innovation
We strategically develop our brands to allow them to extend into new categories over time to grow their TAM, and we are relentlessly focused on innovation to drive broader consumer adoption and new usage occasions. We target entering attractive new categories where our brands can make an immediate and measurable impact, and also where we believe consumers are increasing their expenditures. We are actively expanding our TAM through the launch of new and growing products, such as Rao’s soups and frozen entrées, noosa’s 4.5oz size and Birch Benders’ frozen waffles and baking mixes, and expect to nearly double the approximately $26 billion TAM for our brands through further innovation.
Continue to Pursue Acquisitions of “One-of-a-Kind” Brands
We will continue to pursue acquisitions of brands that have key attributes and attractive growth potential, and combine our industry expertise with fresh thinking to bring these brands into more homes. We maintain a disciplined approach to identify and evaluate attractive brands with the potential to be a Sovos brand. Given our breadth of categories, temperature states and supply chain insight, we believe we have a significant opportunity to add new brands across the food landscape. Our team has the talent and experience to support a larger portfolio as we scale. We intend to leverage our proven value creation playbook to accelerate growth and realize synergies under our ownership. Given our robust capabilities and numerous brands that we can target, we expect to continue adding “one-of-a-kind” brands to our portfolio over time.
Continue to Drive Margin Expansion and Achieve Long-Term Financial Targets
In addition to continuing to pursue acquisitions of brands with key attributes and attractive growth potential, we will continue to increase our scale in order to promote COGS efficiencies and improve our ability to leverage our selling, general and administrative spending. We will also continue to seek to improve gross profit, through trade and net pricing management and promotion and slotting efficiencies, through value engineering and capital expenditure-enabled productivity. Through these measures, we aim to enhance net sales and Adjusted EBITDA growth and increase our Adjusted EBITDA margin.
Impact of COVID-19
We have closely monitored and implemented the emerging shifts in government and health agency protocols and safety guidelines related to the COVID-19 pandemic throughout the past year. We experienced incremental operating costs at our manufacturing and warehouse facilities in 2020 to promote safe operations and maintain our ability to supply our products, including frontline worker pay, employee protective equipment and higher utilization of temporary labor, as well as additional investments in thermal technology. Partially mitigating these higher operating costs were reduced employee travel and meeting costs. These impacts have continued into 2021. We benefited from changes in consumer shopping and consumption patterns, including accelerated household penetration. We have continued to benefit from these changes and resulting increase in household penetration in 2021. We cannot predict the degree to, or the period over, which we will be affected by the COVID-19 pandemic and resulting governmental and other measures or changes thereto, including easing of restrictions. The global impact of the COVID-19 pandemic continues to rapidly evolve, and we continue to closely monitor the impact of the COVID-19 pandemic on our business and remain focused on prioritizing the health of our employees while maintaining the continuity of our product supply throughout the supply chain.
Factors Affecting Our Results of Operations
The following is a discussion of the key factors impacting our business:
Revenue Factors
Net sales for our brands are primarily affected by (i) the percentage of households buying a particular brand in a given year, or household penetration, and (ii) the consumption levels of our brands by consumers. As a result, we focus on expanding household penetration through market awareness and trial driving initiatives designed to get consumers to try our products for the first time. We also seek to expand distribution at the store level and the share of shelf space at the store level through marketing and trade activities targeting our customers, new product introductions and other selling activities, as well as consumer targeted advertising and promotional activities. The timing of the introduction and discontinuation of such activities also impact net sales. Our net sales are also impacted by the size and timing of acquisitions of new brands.
Cost Factors
Our cost of sales as a percentage of net sales can vary as a result of fluctuations in (i) raw material and other ingredient costs, primarily whole milk, fruit preparations, almond flour, tomatoes, mozzarella cheese and chicken; (ii) packaging costs, including tubs, caps and lids, glass jars and labels, trays, corrugated cardboard and cartons; (iii) contract manufacturing and internal manufacturing costs associated with converting raw materials to finished products, such as variations in utility costs and changes in contractual terms with third-party manufacturers and co-packers; (iv) warehousing costs, which include internal and external ambient, refrigerated and frozen warehousing, which are impacted by utility costs; and (v) freight costs related to the transport of our finished goods to customers, which are impacted by fuel prices and lane rates.
Seasonality
We have experienced, and expect to continue to experience, fluctuations in our quarterly results of operations due to the seasonal nature of our business. Consumer purchasing patterns are impacted by seasonal factors, including weather and holidays. Seasonality could cause our results of operations for an interim financial period to fluctuate and not be indicative of our full year results. Seasonality also impacts relative net sales and profitability of each quarter of the year, both on a quarter-to-quarter and year-over-year basis.
Key Performance Indicators
We regularly review a number of metrics to evaluate our business, measure our progress and make strategic decisions. EBITDA, Adjusted EBITDA, EBITDA margin, Adjusted EBITDA margin, brand net sales and adjusted net income, which are non-GAAP measures, are currently utilized by management and may be used by our competitors to assess performance. We believe these measures assist our investors in gaining a meaningful understanding of our performance. Because not all companies use identical calculations, our presentation of these measures may not be comparable to other similarly titled measures of other companies. See “Prospectus Summary — Summary Historical Consolidated Financial and Other

Data — EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Brand Net Sales and Adjusted Net Income” and “— Results of Operations.”
Components of Results of Operations
The following briefly describes the components of revenue and expenses as presented in our consolidated statements of operations.
Net Sales
Net sales consists primarily of product sales to our customers less cost of trade promotions such as consumer incentives, coupon redemptions, other marketing activities and allowances for unsalable product.
Cost of Sales
Cost of sales represents costs directly related to the manufacturing and distribution of products. Such costs include raw materials, labor and overhead required to produce the products, co-manufacturing, packaging, warehousing, shipping and handling, third-party distribution, and depreciation of equipment and leasehold improvements. The cost of sales is expected to increase in the second half of 2021 due to inflation, which could impact our margins. We manufacture our products in our Austin, Texas and Bellvue, Colorado manufacturing locations. We also use third-party contract manufacturers in the United States and the European Union. We procure selected elements of raw materials and packaging and receive finished goods. We incur tolling charges related to our contract manufacturing arrangements.
Gross Profit
Gross profit consists of our net sales less cost of sales.
Selling, General and Administrative Expenses
Selling, general and administrative expenses includes sales and marketing costs and general and administrative expenses. Selling and marketing costs primarily include consumer facing marketing costs and customer and consumer facing selling expenses, principally comprised of advertising and marketing costs and broker commissions, as well as research and development expenses. General and administrative expenses are comprised of expenses associated with our corporate and administrative functions that support our business, including expenses for employee salaries and benefits, travel and entertainment, professional services, insurance and other corporate expenses, including auditor and tax fees, third-party consultancy fees, office leases and equity-based compensation expense. We expect selling, general and administrative expenses to increase in absolute dollars as we increase our expansion efforts to meet our product demand but to decrease as a percentage of net sales over time. After the consummation of this offering, we expect to incur significant additional legal, accounting and other expenses associated with being a public company, including costs associated with our compliance with the Sarbanes-Oxley Act.
Depreciation and Amortization Expense
Depreciation and amortization expense consists of the depreciation of non-production property and equipment, including leasehold improvements, equipment, capitalized leases and the amortization of customer relationships and finite-lived trademarks.
Impairment of Goodwill and Intangible Assets
We test our goodwill and intangible assets for impairment at least on an annual basis and record any related impairment loss as an expense.
Loss on Extinguishment of Debt
Loss on extinguishment of debt consists primarily of recorded losses in connection with the repayment of the full amounts outstanding under our Senior Credit Facilities. We expect our loss on extinguishment of debt will be correlated with our use of the proceeds from this offering to repay borrowings outstanding under our Credit Facilities. See “Use of Proceeds.”
Interest Expense
Interest expense primarily consists of interest and fees on our Credit Facilities, our Senior Credit Facilities and amortization of deferred financing costs.
We have incurred, and may incur, additional indebtedness to fund acquisitions. In fiscal 2020, we incurred additional indebtedness to fund our Birch Benders Acquisition, and in fiscal 2021, we incurred additional indebtedness to finance a $400.0 million dividend. We intend to use the net proceeds from this offering to repay borrowings outstanding under our Credit Facilities and for general corporate purposes. We expect that after such repayment our annual interest expense will be $      million following this offering. See “Use of Proceeds” and “Description of Material Indebtedness.”
Income Tax (Expense) Benefit
Income tax (expense) benefit consists of various state taxes. At December 26, 2020, we had a consolidated net operating loss carryforward for federal tax purposes of approximately $41 million, of which $16.3 million pertained to operating losses generated prior to 2018 and subject to expiration if not utilized, beginning in 2037 for federal income tax purposes. We can carry forward $24.7 million in net operating losses indefinitely.
Equity-Based Compensation Expense
We grant equity-based compensation awards to certain employees, officers and non-employee directors as long-term incentive compensation. We recognize the related expense for these awards ratably over the applicable vesting period. Such expense is recognized as a selling, general and administrative expense. In connection with the IPO, we are modifying our existing equity-based compensation awards which will result in a non-cash expense of approximately $     in our 2021 third quarter. In addition, based on an assumed initial public offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, we expect to record equity-based compensation expense of approximately $          million resulting from the issuance of grants under the 2021 Plan at the time of this offering. We will also incur equity-based compensation expense in the future related to additional equity grants.

Results of Operations
The following table reflects our results of operations for the periods presented:
	26 Weeks Ended				Increase / (Decrease)
	June 26, 2021	% of Sales	June 27, 2020	% of Sales	$ Change	% Change
	(in thousands)
Net sales	$351,209	100%	$261,408	100%	$89,801	34%
Cost of sales	239,764	68%	174,726	67%	65,038	37%
Gross profit	111,445	32%	86,682	33%	24,763	29%
Operating expenses:
Selling, general and administrative expenses	60,178	17%	50,199	19%	9,979	20%
Depreciation and amortization expenses	14,395	4%	11,872	5%	2,523	21%
Impairment of goodwill and intangible assets	—	—	—	—	—	—
Loss on extinguishment of debt	9,717	3%	—	—%	9,717	—%
Total operating expenses	84,290	24%	62,071	24%	22,219	36%
Operating income	27,155	8%	24,611	9%	2,544	10%
Interest expense	12,066	3%	10.619	4%	1,447	14%
Income before income taxes	15,089	4%	13,992	5%	1,097	8%
Income tax expense	(4,716)	(1)%	(4,924)	(2)%	208	(4)%
Net income	$10,373	3%	$9,068	3%	$1,305	14%
Other financial data:
Brand net sales	$351,209	—	$290,997	—	$60,212	21%
Adjusted net income	$34,125	—	$23,681	—	$10,444	44%
EBITDA	$45,963	13%	$41,071	16%	$4,892	12%
Adjusted EBITDA	$62,879	18%	$47,292	18%	$15,587	33%
EBITDA margin	13.1%	—	15.7%	—	—	(17)%
Adjusted EBITDA margin	17.9%	—	18.1%	—	—	(1)%
26 Weeks Ended June 26, 2021 Compared to June 27, 2020
Net Sales
Net sales of $351.2 million represented an increase of $89.8 million, or 34%, for the 26 weeks ended June 26, 2021 as compared to the 26 weeks ended June 27, 2020. The net sales increase of 34% was primarily attributable to our Rao’s brand, which contributed $56.3 million to the increase and, to a lesser extent noosa, which contributed $5.9 million to the increase, partially offset by a decrease in Michael Angelo’s net sales of $4.9 million. Rao’s growth was driven by higher sales volumes associated with increased TDPs, increased awareness and new product innovation. In addition, the Birch Benders Acquisition in October 2020 resulted in increased net sales of $32.5 million for the 26 weeks ended June 26, 2021.
Cost of Sales
Cost of sales of $239.8 million represented an increase of $65.0 million, or 37%, for the 26 weeks ended June 26, 2021 as compared to the 26 weeks ended June 27, 2020. $42.0 million of the increase was attributable to the overall higher net sales volume. The Birch Benders brand, which was acquired in October 2020, contributed $23.0 million to the increase. Cost of sales as a percentage of net sales increased from 67% for the 26 weeks ended June 27, 2020 to 68% for the 26 weeks ended June 26, 2021. The increase in cost of sales as percentage of net sales is primarily due to the impact of inflation on material and labor inputs, higher shipping costs due to disruption in domestic and international supply chains, and product mix associated with the inclusion of Birch Benders for the 26 weeks ended June 26, 2021.

Gross Profit
Gross profit of $111.4 million represented an increase of $24.8 million, or 29%, for the 26 weeks ended June 26, 2021 as compared to the 26 weeks ended June 27, 2020. Gross profit decreased from 33% of net sales for the 26 weeks ended June 27, 2020 to 32% of net sales for the 26 weeks ended June 26, 2021, and was a result of the items discussed above.
Operating Expenses
Operating expenses of $84.3 million represented an increase of $22.2 million, or 36%, for the 26 weeks ended June 26, 2021 compared to the 26 weeks ended June 27, 2020 due to the following:
•
Selling, General and Administrative expenses:   Selling, general and administrative expenses of $60.2 million represented an increase of $10.0 million, or 20%, for the 26 weeks ended June 26, 2021 compared to the 26 weeks ended June 27, 2020. The increase was driven by a 17% increase in marketing expense to drive brand awareness, trial and household penetration and reflecting reduced marketing investments in the prior year period during the initial phase of the COVID-19 pandemic; a 38% increase in research and development driven by product innovation as well as inclusion of associated Birch Benders expenses for the 26 weeks ended June 26, 2021; a 37% increase in selling costs, primarily due to the inclusion of Birch Benders for the 26 weeks ended June 26, 2021 as well as increased demos and rate-based broker commissions; and a 7% increase in general administrative costs, approximately half of which relates to the inclusion of Birch Benders for the 26 weeks ended June 26, 2021, and the remainder of which primarily resulted from transaction and financing-related professional fees and personnel costs, including costs associated with a large uncompleted transaction, costs associated with the dividend and costs associated with preparing us for this offering.

•
Depreciation and Amortization expenses:   Depreciation and amortization expenses of $14.4 million represented an increase of $2.5 million, or 21%, for the 26 weeks ended June 26, 2021 compared to the 26 weeks ended June 27, 2020. The increase was primarily due to amortization for the intangible assets recognized as a result of the Birch Benders Acquisition.

•
Loss on Extinguishment of Debt:   Loss on extinguishment of debt of $9.7 million for the 26 weeks ended June 26, 2021 resulted from the extinguishment of the loans associated with our Senior Credit Facilities in June 2021. There was no loss on extinguishment of debt for the 26 weeks ended June 27, 2020.

Interest Expense
Interest expense of $12.1 million represented an increase of $1.4 million, or 14%, for the 26 weeks ended June 26, 2021 compared to the 26 weeks ended June 27, 2020. The increase in interest expense resulted primarily from higher interest expense related to our Credit Facilities as a result of higher balance of borrowings outstanding during the 26 weeks ended June 26, 2021 compared to the 26 weeks ended June 27, 2020, partially offset by lower variable interest rates. The higher balance of borrowings outstanding was primarily related to the borrowings associated with the Birch Benders Acquisition and the debt refinance as of June 8, 2021.
Income Tax Expense
Income tax expense of $4.7 million represented a decrease of $0.2 million, or 4%, for the 26 weeks ended June 26, 2021 compared to the 26 weeks ended June 27, 2020. The decrease in our income tax expense is primarily attributable to a reduction in expenses not deductible for tax purposes, partially offset by an increase in net income before income taxes for the 26 weeks ended June 26, 2021 as compared to the 26 weeks ended June 27, 2020.
Net Income
Net income for the 26 weeks ended June 26, 2021 was $10.4 million compared to net income of $9.1 million the 26 weeks ended June 27, 2020. The increase was attributable to the items described above.

Adjusted Net Income
Adjusted net income for the 26 weeks ended June 26, 2021 was $34.1 million compared to adjusted net income of $23.7 million for the 26 weeks ended June 27, 2020. The increase was attributable to the items described above. See “Prospectus Summary — Summary Historical Consolidated Financial and Other Data — EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Brand Net Sales and Adjusted Net Income” for a discussion of Adjusted net income and a reconciliation of our net income (loss) to adjusted net income.
EBITDA
EBITDA of $46.0 million for the 26 weeks ended June 26, 2021 represented an increase of $4.9 million, or 12%, as compared to the 26 weeks ended June 27, 2020. The increase was driven by improvement in gross profit, excluding depreciation, due to increases in both volume-related and acquisition-related net sales as discussed in “— Net Sales” above partially offset by the increase in operating expenses, net of depreciation and amortization, as described in “— Operating Expenses” above. See “Prospectus Summary — Summary Historical Consolidated Financial and Other Data — EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Brand Net Sales and Adjusted Net Income” for a discussion of EBITDA and a reconciliation of our net income (loss) to EBITDA.
Adjusted EBITDA
Adjusted EBITDA of $62.9 million for the 26 weeks ended June 26, 2021 represented an increase of $15.6 million, or 33%, as compared to the 26 weeks ended June 27, 2020. See “Prospectus Summary —Summary Historical Consolidated Financial and Other Data — EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Brand Net Sales and Adjusted Net Income” for a discussion of Adjusted EBITDA and a reconciliation of our net income (loss) to Adjusted EBITDA.

The following table reflects our results of operations for the periods presented:
	Fiscal Year Ended				Increase / (Decrease)
	December 26, 2020	% of Net Sales	December 28, 2019	% of Net Sales	$ Change	% Change
	(in thousands)
Net sales	$560,067	100%	$388,004	100%	$172,063	44%
Cost of sales	373,314	67%	275,386	71%	97,928	36%
Gross profit	186,753	33%	112,618	29%	74,135	66%
Operating expenses:
Selling, general and administrative expenses	124,612	22%	94,480	24%	30,132	32%
Depreciation and amortization expenses	24,744	4%	23,771	6%	973	4%
Impairment of goodwill and intangible assets	—	0%	17,163	4%	(17,163)	(100)%
Loss on extinguishment of debt	—	—	—	—	—	—
Total operating expenses	149,356	27%	135,414	35%	13,942	10%
Operating income (loss)	37,397	7%	(22,796)	(5)%	60,193	264%
Interest expense	19,895	4%	22,975	6%	(3,080)	(13)%
Income (loss) before income taxes	17,502	3%	(45,771)	(11)%	63,273	138%
Income tax (expense) benefit	(6,677)	(1)%	18,626	5%	(25,303)	(136)%
Net income (loss)	$10,825	2%	$(27,145)	(6)%	$37,970	140%
Other financial data:
Brand net sales	$608,754	—	$421,804	—	$186,950	44%
Adjusted net income	$44,105	—	$10,835	—	$33,270	307%
EBITDA	$71,194	13%	$10,259	3%	$60,935	594%
Adjusted EBITDA	$91,132	16%	$42,346	11%	$48,786	115%
EBITDA margin	12.7%	—	2.6%	—	—	388%
Adjusted EBITDA margin	16.3%	—	10.9%	—	—	50%
Fiscal 2020 Compared to Fiscal 2019
Net Sales
Net sales of $560.1 million represented an increase of $172.1 million, or 44%, for fiscal 2020 as compared to fiscal 2019. The net sales increase of 44% was primarily attributable to our Rao’s brand, which contributed $155.1 million to the increase and, to a lesser extent, to the Michael Angelo’s and noosa brands, which contributed $5.9 million, and $2.0 million, respectively. Rao’s growth was driven by increased TDPs, increased awareness and new product innovation. In addition, the Birch Benders Acquisition in October 2020 increased net sales by $9.1 million.
Cost of Sales
Cost of sales of $373.3 million represented an increase of $97.9 million, or 36%, for fiscal 2020 as compared to fiscal 2019. $91.3 million of the increase was attributable to the overall higher net sales volume. The Birch Benders brand, which was acquired in in October 2020, contributed $6.6 million to the increase. Cost of sales as a percentage of net sales decreased from 71% for fiscal 2019 to 67% for fiscal 2020. The decrease in cost of sales as percentage of net sales is primarily due to realized and ongoing productivity initiatives at our internal and third-party manufacturing facilities, further consolidation of our ambient, refrigerated and frozen warehousing network, improved shipping costs due to improved load factors, positive product mix primarily related to sauce and commodity/packaging deflation.

Gross Profit
Gross profit of $186.8 million represented an increase of $74.1 million, or 66%, for fiscal 2020 as compared to fiscal 2019. Gross profit increased from 29% of net sales for fiscal 2019 to 33% of net sales for fiscal 2020.
Operating Expenses
Operating expenses of $149.3 million represented an increase of $13.9 million, or 10%, for fiscal 2020 compared to fiscal 2019 due to the following:
•
Selling, General and Administrative expenses:    Selling, general and administrative expenses of $124.6 million represented an increase of $30.1 million, or 32%, for fiscal 2020 compared to fiscal 2019. The increase was driven by a 36% increase in marketing expense to drive brand awareness, trial and household penetration, a 34% increase in selling costs, primarily rate based broker commissions as well as demos and a 30% increase in general administrative costs, primarily from transaction and financing-related professional fees and personnel costs, including potential uncompleted and completed acquisitions and costs associated with preparing us for this offering.

•
Depreciation and Amortization expenses:   Depreciation and amortization expenses of $24.7 million represented an increase of $1.0 million, or 4%, for fiscal 2020 compared to fiscal 2019. The increase was primarily due to amortization for the intangible assets recognized as a result of the Birch Benders Acquisition.

•
Impairment of goodwill and intangible assets:   No impairment charges were recorded in fiscal 2020. In fiscal 2019, we recognized impairment charges of approximately $14.4 million and $2.8 million, in connection with the impairment of the Michael Angelo’s goodwill and tradename, respectively.

Interest Expense
Interest expense of $19.9 million represented a decrease of $3.1 million, or 13%, for fiscal 2020 compared to fiscal 2019.The decrease in interest expense resulted primarily from lower interest expense related to our Senior Credit Facilities as a result of lower variable interest rates, partially offset by a higher balance of borrowings outstanding during fiscal 2020 compared to fiscal 2019 primarily related to the borrowings associated with the Birch Benders Acquisition.
Income Tax (Expense) Benefit
Income tax expense of $6.7 million represented an increase of $25.3 million or 136% for fiscal 2020 compared to fiscal 2019. The increase in our income tax expense is primarily attributable to our pre-tax income in fiscal 2020 as compared to a pre-tax loss in fiscal 2019.
Net Income (Loss)
Net income for fiscal 2020 was $10.8 million compared to net loss of $27.1 million for fiscal 2019. The increase was attributable to the items described above.
Adjusted Net Income
Adjusted net income for fiscal 2020 was $44.1 million compared to $10.8 million for fiscal 2019. See “Prospectus Summary — Summary Historical Consolidated Financial and Other Data — EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Brand Net Sales and Adjusted Net Income” for a discussion of adjusted net income and a reconciliation of our net income (loss) to adjusted net income.
EBITDA
EBITDA of $71.2 million in fiscal 2020 represented an increase of $60.9 million as compared to fiscal 2019. The increase was driven by improvement in gross profit, excluding depreciation, due to the improvement in net sales as discussed in “— Net Sales” above partially offset by the increase in operating expenses, net of depreciation and amortization, as described in “— Operating Expenses” above. See “Prospectus Summary — Summary Historical Consolidated Financial and Other Data — EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Brand Net Sales and Adjusted Net Income” for a discussion of EBITDA and a reconciliation of our net income (loss) to EBITDA.
Adjusted EBITDA
Adjusted EBITDA of $91.1 million in fiscal 2020 represented an increase of $48.8 million as compared to fiscal 2019. See “Prospectus Summary — Summary Historical Consolidated Financial and Other Data — EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Brand Net Sales and Adjusted Net Income” for a discussion of Adjusted EBITDA and a reconciliation of our net income (loss) to Adjusted EBITDA.
Quarterly Results of Operations
The following table reflects our results of operations for the periods presented:
	13 Weeks Ended
	June 26, 2021	March 27, 2021	December 26, 2020	September 26, 2020	June 27, 2020	March 28, 2020	December 28, 2019	September 28, 2019
	(in thousands)
Consolidated Statement of Operations Data
Net sales	$161,838	$189,371	$161,731	$136,928	$141,306	$120,102	$105,194	$96,778
Cost of sales	112,135	127,629	107,325	91,263	92,079	82,647	73,806	68,671
Gross Profit	49,703	61,742	54,406	45,665	49,227	37,455	31,388	28,107
Operating expenses:
Selling, general and administrative expenses	26,745	33,433	41,102	33,311	26,532	23,667	25,901	24,086
Depreciation and amortization expense	7,205	7,190	6,821	6,051	5,969	5,903	7,926	6,517
Loss on extinguishment of debt	9,717
Impairment of goodwill and intangible assets	—	—	—	—	—	—	17,163	—
Total operating expenses	43,667	40,623	47,923	39,362	32,501	29,570	50,990	30,603
Operating income (loss)	6,036	21,119	6,483	6,303	16,726	7,885	(19,602)	(2,496)
Interest expense	6,699	5,367	4,983	4,293	5,496	5,123	5,646	5,661
Income (loss) before income tax (expense) benefit	(663)	15,752	1,500	2,010	11,230	2,762	(25,248)	(8,157)
Income tax (expense) benefit	(676)	(4,040)	(1,979)	226	(3,953)	(971)	15,860	1,010
Net income (loss)	$(1,339)	$11,712	$(479)	$2,236	$7,277	$1,791	$(9,388)	$(7,147)
Liquidity and Capital Resources
Our primary sources of liquidity include cash flow from operations, cash and cash equivalents and credit capacity under our Credit Facilities and proceeds from equity offerings, including this offering. As of June 26, 2021, we had cash and equivalents of $40.0 million and availability under our Senior Credit Facilities of $125.0 million. Our total indebtedness was $787.1 million as of June 26, 2021. See “Description of Material Indebtedness.” After giving effect to the application of the estimated net proceeds from this offering, our total indebtedness will be $      million. See “Use of Proceeds.” We expect to use cash primarily for working capital, capital expenditures, lease obligations and principal and interest payments on our debt. The capital lease liability for the Company’s Bellvue, Colorado facility at June 26, 2021 was $6.8 million, recorded net of imputed interest of $15.0 million. The current portion of the capital lease liability of $22 thousand is included in accrued expenses and the long-term portion of $6.8 million is recorded within other liabilities in the consolidated balance sheets. The imputed interest rate is 7.9%.

We estimate that our capital expenditures will total approximately $13 million in fiscal 2021, which we plan to fund primarily with cash generated from our operating activities as well as with borrowings under the undrawn portions of our Credit Facilities.
We believe that our cash flow from operations, availability under our Credit Facilities and available cash and cash equivalents will be sufficient to meet our liquidity needs for at least the next 12 months. We anticipate that to the extent that we require additional liquidity, it will be funded through the incurrence of additional indebtedness, the issuance of equity, or a combination thereof. We cannot assure you that we will be able to obtain this additional liquidity on reasonable terms, or at all. Additionally, our liquidity and our ability to meet our obligations and fund our capital requirements are also dependent on our future financial performance, which is subject to general economic, financial and other factors that are beyond our control. Accordingly, we cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available from additional indebtedness or otherwise to meet our liquidity needs. We may incur additional debt or sell additional equity to finance future acquisitions, which would result in additional expenses or dilution.
Credit Facilities and Unused Borrowing Capacity
On June 8, 2021, Sovos Intermediate entered into (i) the First Lien Credit Agreement with the First Lien Lenders (as defined herein), consisting of (a) the Initial First Lien Term Loans in an original principal amount of $580.0 million and (b) the Revolving Facility in an original principal amount of $125.0 million, including a letter of credit facility with a $45.0 million sublimit, and (ii) the Second Lien Credit Agreement, consisting of the Initial Second Lien Loans in an original principal amount of $200.0 million. We used the proceeds of the Initial First Lien Term Loans and the Initial Second Lien Loans to repay the full amounts outstanding under our Senior Credit Facilities and finance a dividend of $400.0 million to the sole stockholder of Sovos Intermediate, which was ultimately distributed to the limited partners of the Partnership. See “Description of Material Indebtedness — Credit Facilities.”
The interest rate for the Initial First Lien Term Loans and the Initial Revolving Loans is (at the Borrower's option) either (a) LIBO Rate (as defined in the First Lien Credit Agreement) plus the applicable LIBO Rate spread or (b) Alternate Base Rate (as defined in the First Lien Credit Agreement) plus the applicable Alternate Base Rate spread. The interest rate for the Initial Second Lien Loans is (at the Borrower’s option) either (a) the LIBO Rate (as defined in the Second Lien Credit Agreement) plus 8.00% per annum or (b) the Alternate Base Rate (as defined in the Second Lien Credit Agreement) plus 7.00% per annum. The Initial First Lien Term Loans mature on June 8, 2028; the Initial Revolving Loans mature on June 8, 2026 and the Intial Second Lien Loans mature on June 8, 2029.
As of June 26, 2021, we have available credit of $125.0 million under the Initial Revolving Facility.
The Credit Facilities contain various financial, affirmative and negative covenants that the Company must adhere to. Under the First Lien Credit Agreement, the Borrower is required to comply with a springing financial covenant, which requires the Borrower to maintain a first lien net leverage ratio of consolidated first lien net debt to consolidated EBITDA (with certain adjustments as set forth in the First Lien Credit Agreement) of no greater than 6.95:1.00. Such financial covenant is tested only if outstanding revolving loans (excluding any undrawn letters of credit) minus unrestricted cash exceeds 35% of the aggregate revolving credit commitments. The financial covenant is subject to customary “equity cure” rights.

Long-term debt as of June 26, 2021 consisted of the following:
	June 26, 2021
	Principal	Unamortized debt issuance costs	Total debt, net
	(in thousands)
Senior debt	$780,000	$(12,704)	$767,296
Revolver	—	—	—
Finance lease liabilities	7,129	—	7,129
Total debt	$787,129	$(12,704)	774,425
Less: current portion of long-term debt			5,800
Less: current portion of finance lease liabilities			95
Long-term debt			$768,530
Long-term debt as of December 26, 2020 consisted of the following:
	December 26, 2020
	Principal	Unamortized debt issuance costs	Total debt, net
	(in thousands)
Senior debt	$374,146	$(10,282)	$363,864
Revolver	—	—	—
Total debt	$374,146	$(10,282)	363,864
Less: current portion of long-term debt			3,818
Long-term debt			$360,046
Long-term debt as of December 28, 2019 consisted of the following:
	December 28, 2019
	Principal	Unamortized debt issuance costs	Total debt, net
	(in thousands)
Senior debt	$277,200	$(8,602)	$268,598
Revolver	—	—	—
Total debt	$277,200	$(8,602)	268,598
Less: current portion of long-term debt			2,800
Long-term debt			$265,798

Statement of Cash Flows
The following table presents a summary of our cash flows provided by (used in) operating, investing and financing activities for the periods presented:
	26 Weeks Ended		Fiscal Year Ended
	June 26, 2021	June 27, 2020	December 26, 2020	December 28, 2019
	(in thousands)
Cash provided by (used in):
Operating activities	$12,605	$29,294	$62,914	$11,561
Investing activities	(2,604)	(2,451)	(150,139)	(12,682)
Financing activities	(7,050)	(752)	93,570	2,401
Change in cash and cash equivalents	$2,951	$26,091	$6,345	$1,280
Cash Provided by Operating Activities
Cash provided by operating activities was $12.6 million for the 26 weeks ended June 26, 2021, a decrease of $16.7 million from $29.3 million for the 26 weeks ended June 27, 2020. The decrease was due to use of cash in operating assets and liabilities of $29.6 million in the 26 weeks ended June 26, 2021 primarily for inventory, including replenishment due to low inventory levels from high COVID-19 demand in the previous year. This was offset by cash provided from a $1.3 million increase in net income and $11.6 million increase in non-cash charges primarily related to the loss on extinguishment of debt from the June 8, 2021 debt refinance, and incremental amortization of intangibles related to the Birch Benders Acquisition.
Cash provided by operating activities was $62.9 million for fiscal 2020, an increase of $51.3 million from $11.6 million in fiscal 2019. The increase in cash provided by operating activities in fiscal 2020 resulted primarily from an improvement of $43.7 million in net income and non-cash charges due to a $38.0 million increase in net income and $6.7 million increase in non-cash charges primarily related to deferred tax expense in fiscal 2020 versus a benefit in fiscal 2019, offset by the loss on impairment of goodwill and intangibles in fiscal 2019. Improvement in changes in operating assets and liabilities of $7.6 million was due primarily to an increase in accrued liabilities related to a $5.0 million earn-out liability associated with the Birch Benders Acquisition expected to be paid in fiscal 2021.
Cash Used in Investing Activities
Cash used in investing activities was $2.6 million for the 26 weeks ended June 26, 2021, an increase of $0.1 million from $2.5 million for the 26 weeks ended June 27, 2020. The increase in cash used by investing activities was related to capital expenditures.
Cash used in investing activities was $150.1 million for fiscal 2020, an increase of $137.4 million from $12.7 million in fiscal 2019. The increase in cash used by investing activities in fiscal 2020 reflected $146.4 million used in connection with the Birch Benders Acquisition, partially offset by a decrease in capital expenditures of $8.9 million.
Cash Provided by (Used in) Financing Activities
Cash used in financing activities was $7.1 million for the 26 weeks ended June 26, 2021, an increase of $6.3 million from cash used in financing activities of $0.8 million for the 26 weeks ended June 27, 2020. The increase in cash used in financing activities was primarily due to principal payments and the payoff of the Senior Credit Facilities of $373.4 million and a dividend payment of $400.0 million, largely offset by proceeds from the Credit Facilities of $766.1 million.
Cash provided by financing activities was $93.6 million for fiscal 2020, an increase of $91.2 million from $2.4 million in fiscal 2019. The increase in cash provided by financing activities in 2020 was primarily due to increased borrowings of $96.5 million net of debt issuance costs, partially offset by a $5.9 million reduction in contributions from the Partnership, resulting from the Noosa Acquisition.

Contractual Obligations
The following table sets forth certain contractual obligations as of June 26, 2021:
	Payments Due by Period
	Total	Less Than One Year	1 – 3 Years	3 – 5 Years	More Than Five Years
	(in thousands)
Long-term Debt Obligations(1)	$1,162,198	$55,101	$109,845	$117,013	$880,239
Operating Lease Obligations(2)	24,400	3,907	7,475	5,688	7,330
Finance Lease Obligations(2)	22,112	605	1,197	1,081	19,229
Purchase Obligations(3)	49,744	13,950	14,971	11,968	8,855
Total	$1,258,454	$73,563	$133,488	$135,750	$915,653

(1)
Long-term debt obligations consists of principal payments and interest over the remaining life of the term loans.

(2)
Lease obligations consist of minimum rental payments under noncancelable operating and finance leases of property, plant and equipment used for our operations, including operating and storage facilities, land, office space, equipment and vehicles, as shown in Note 10, Leases, to the unaudited condensed consolidated financial statements.

(3)
Purchase obligations are legally binding agreements to purchase raw materials, packaging, co-packing, warehousing and distribution services that specify all significant terms, including fixed or minimum quantities to be purchased and/or penalties imposed for failing to meet contracted minimum purchase quantities; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our failure to purchase the minimum amounts specified may require us to pay shortfall fees. However, the minimum quantities set forth in the agreements are not in excess of our current expected future requirements.

Off-Balance Sheet Arrangements
The Company had no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, income or expenses, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Policies
Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements and related notes included elsewhere in this prospectus, which have been prepared in accordance with GAAP. The preparation of these financial statements and related notes requires us to make estimates and judgments regarding matters that are uncertain and susceptible to change and that affect the reported amounts of assets, liabilities, revenue and expenses. Critical accounting policies are defined as those policies that are reflective of significant judgments, estimates and uncertainties, which could potentially result in materially different results under different assumptions and conditions. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, current conditions, terms of existing contracts, our evaluation of trends in the industry, information provided by our customers, information available from other outside sources and various other assumptions that we believe to be reasonable under the circumstances, as appropriate. We regularly evaluate our estimates, judgments and assumptions for reasonableness and adequacy. Our actual results may differ from these estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows may be affected. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. The accounting policies that we believe to be the most critical to an understanding of our financial condition and results of operations and that require significant, difficult, subjective or complex judgments are discussed below. See Note 2, Summary of Significant Accounting Policies, to the audited consolidated financial statements for further details.

Revenue Recognition
We sell a variety of Italian sauces, dry pastas, soups, yogurts, frozen entrées, pancake and waffle mixes, other baking mixes and frozen waffles to retailers through a variety of channels across the United States.
We recognize revenue when performance obligations are satisfied by transferring control of the goods to our customers. Control is transferred at a point in time, upon delivery of the goods to the customer. The customer is invoiced with payment terms which are commensurate with the customer’s credit profile. Shipping and/or handling costs that occur before the customer obtains control of the good are deemed to be fulfillment activities (i.e., an expense) rather than a promised service and are recorded in cost of sales.
We assess the goods promised in our customers’ purchase orders and identify a performance obligation for each promise to transfer a good (or bundle of goods) that is distinct. To identify the performance obligations, we consider all the goods promised, whether explicitly stated or implied based on customary business practices.
Revenue is measured as the amount of consideration expected to be entitled to in exchange for fulfilled product orders, including estimates of variable consideration. The most common forms of variable consideration include trade promotions, such as consumer incentives, coupon redemptions and other marketing activities, allowances for unsaleable product, and any additional amounts where a distinct good or service cannot be identified or the value cannot be reasonably estimated. Trade promotions are recorded as a reduction to the transaction price with a corresponding reduction to accounts receivable at the time of revenue recognition for the underlying sale. The recognition of trade promotions requires management to make estimates regarding the volume of incentives that will be redeemed and their total cost.
We do not adjust the promised amount of consideration for the effects of significant financing components as we expect, at contract inception, that the period between the transfer of a promised good to a customer and when the customer pays for that good will be one year or less.
Business Combinations
The Company uses the acquisition method of accounting in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, Business Combinations. Each acquired company’s operating results are included in the Company’s consolidated financial statements starting on the date of acquisition. The purchase price is equivalent to the fair value of consideration transferred. Tangible and identifiable intangible assets acquired and liabilities assumed as of the date of acquisition are recorded at the acquisition date fair value. Goodwill is recognized for the excess of purchase price over the net fair value of assets acquired and liabilities assumed. Amounts allocated to assets and liabilities are based upon estimated fair values. Such values require management to make significant estimates and assumptions, especially with respect to the identifiable intangible assets. Management makes estimates of fair value based upon assumptions believed to be reasonable and that of a market participant. These estimates are based on historical experience and information obtained from the management of the acquired companies, which are inherently uncertain. The separately identifiable intangible assets generally include customer relationships and tradenames.
For any given acquisition, we may identify certain pre-acquisition contingencies. We estimate the fair value of such contingencies, which are included as part of the assets acquired or liabilities assumed, as appropriate. Differences from these estimates are recorded in the consolidated statement of operations in the period in which they are identified.
Goodwill and Other Intangible Assets
Our total assets include substantial goodwill intangible assets, such as tradenames and trademarks. Goodwill and indefinite-lived intangible assets are tested for impairment at least annually and whenever events or circumstances occur indicating that goodwill or indefinite-lived intangible assets might be impaired. We perform the annual impairment tests on the first day of the Company’s fourth quarter. Goodwill is tested for impairment at the reporting unit level. A reporting unit is an operating segment or a component of an operating segment.

Goodwill and indefinite-lived intangible assets are tested for impairment by performing a qualitative evaluation and a quantitative test. The qualitative assessment evaluates factors including macro-economic conditions, industry- and company-specific factors and historical company performance in assessing fair value. If it is determined that it is more likely than not that the fair value of the reporting unit or indefinite-lived asset is less than the carrying value, a quantitative test is then performed. Otherwise, no further testing is required.
When using a quantitative approach to assess goodwill for impairment, the Company compares the fair value of the reporting unit to the carrying amount, including goodwill. If the estimated fair value of the reporting unit is less than its carrying amount, impairment is indicated, requiring recognition of an impairment charge for the differential. The Company uses a blended analysis of a discounted cash flow model and a market valuation approach to determine the fair values of its reporting units. Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. Future adverse changes in market conditions or poor operating results of these underlying assets could result in losses or an inability to recover the carrying value of the asset that may not be reflected in the asset’s current carrying value, thereby possibly requiring impairment charges in the future.
For indefinite-lived intangible assets, impairment is assessed by comparing the fair value of the asset with its carrying value, and a loss is recognized for the difference if the fair value is less than the carrying value. When estimating the fair value, the Company uses certain assumptions, such as forecasted growth rates and cost of capital. These assumptions are consistent with internal projections and operating plans. Unanticipated market or macroeconomic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions. For example, future changes in the judgments, assumptions and estimates that are used in our tradename impairment testing could result in significantly different estimates of the fair values. In addition, changes to, or a failure to achieve business plans or deterioration of macroeconomic conditions could result in reduced cash flows or higher discount rates, leading to a lower valuation that would trigger an impairment of the tradename.
Qualitative and Quantitative Disclosure about Market Risk
We are exposed to the following market risks:
Commodity and Packaging Prices and Inflation
We purchase a variety of commodities and other raw materials, such as dairy, fruit, flour, vegetables and meat, as well as packaging materials, which we use to manufacture our products. These inputs are subject to price fluctuations that may create price risk. While we do not use any derivative commodity instruments to hedge against commodity price risk, we manage a portion of the risk by locking in prices on the quantities for certain key ingredients through purchase commitments required to meet our production requirements. In addition, we attempt to offset the effect of increased costs through a combination of cost savings initiatives and efficiencies, and price increases. Furthermore, inflationary pressures can have an adverse effect on our business through higher raw material costs. We believe that inflation has not had a material adverse impact on our business, results of operations, or financial condition but could have a material impact in the future if inflation rates were to increase and significantly exceed our ability to achieve price increases. As of December 26, 2020, a hypothetical 10% increase or 10% decrease in the weighted-average cost of dairy, our primary ingredient, would have resulted in an increase/decrease of approximately $1.9 million to cost of sales. We are working to diversify our sources of supply and intend to enter into long-term contracts to better ensure supply continuity of ingredient inputs traded on a public market, as well as stability of prices of inputs that are not tied to a regulated index.
Interest Rate Risk
We are exposed to interest rate risk through fluctuations in interest rates on our debt obligations. Interest rate changes do not affect the market value of such debt, but could impact the amount of our interest payments, and accordingly, our future earnings and cash flows, assuming other factors are held constant. As of June 26, 2021, we had $780.0 million of variable rate debt outstanding under our Credit Facilities. See “— Liquidity and Capital Resources — Credit Facilities and Unused Borrowing Capacity”

above. Based upon our principal amount of long-term debt outstanding at June 26, 2021, a hypothetical 1% increase or decrease in average interest rates would have impacted our annual interest expense by approximately $7.9 million.
Recently Issued Accounting Pronouncements
See Note 2, Summary of Significant Accounting Policies, to the audited consolidated financial statements and Note 2, Summary of Significant Accounting Policies, to the unaudited condensed consolidated financial statements for a discussion regarding new accounting pronouncements.
The JOBS Act
As a company with less than $1.07 billion in gross revenue during our last fiscal year, we qualify as an emerging growth company as defined in the JOBS Act. As an emerging growth company, the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, for as long as we continue to be an emerging growth company. We intend to take advantage of certain other exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved, for as long as we continue to be an emerging growth company.

BUSINESS
Sovos Brands: A “One-of-a-Kind” Company
SO•VOS (sew-vōs) adaptation from old Latin for in a class by itself, therefore “unique” or “one-of-a-kind”
Sovos Brands is the fastest growing food company of scale in the United States, focused on acquiring and building disruptive growth brands that bring today’s consumers great tasting food that fits the way they live. Our brands, Rao’s, noosa, Birch Benders and Michael Angelo’s, are built with authenticity at their core, providing consumers food experiences that are genuine, delicious and unforgettable, making each of our brands “one-of-a-kind.” Our products are premium and made with simple, high-quality ingredients. Our people are at the center of all that we do. We empower our teams to lead with courage and tenacity, providing them with the confidence and agility to connect with our consumers and retail partners to drive unparalleled growth. We believe our focus on “one-of-a-kind” brands, products that people love and passion for our people makes Sovos Brands a “one-of-a-kind” company and enables us to deliver on our objective of creating a growing and sustainable food enterprise yielding financial growth ahead of industry peers.
In 2017, our Founder, President and Chief Executive Officer, Todd R. Lachman, together with our Chairman, William R. Johnson, identified an opportunity within the broader food landscape to acquire and build a portfolio of disruptive growth brands whose high-quality products support premium positioning. With the backing of the globally established private equity firm, Advent, Sovos Brands was formed and has become a leading and differentiated premium player within the packaged food industry.
Since our inception, we have been focused on building an organization with the capabilities to acquire, integrate and grow brands as we continue to scale. Our leadership team has extensive experience managing portfolios of global brands at some of the most respected CPG companies. To unlock our full potential, we combined a distinctive mix of industry veterans, entrepreneurs and food lovers and built a culture designed so that everyone has a voice. We believe our highly distinctive culture has attracted leading talent from across the CPG landscape to join our team and has meaningfully contributed to our success.
Sovos Brands delivers attractive growth at scale and profitability. From 2018 to 2020, our net sales increased at a CAGR of 66% (including the impact of noosa which we acquired in 2018 and Birch Benders which we acquired in 2020), and net sales of the four brands we own today increased at a CAGR of 28% (“brand net sales,” representing the brands’ organic growth) over the same period. We delivered this growth together with strong profitability. Despite our success, we have significant whitespace to drive continued growth as we increase household penetration across our portfolio, broaden our TAM through innovation and pursue more acquisitions of disruptive growth brands.
We seek to acquire brands with the following attributes:
✓
Tastes delicious

✓
Simple, high-quality ingredients

✓
Ability to support premium pricing

✓
High consumer affinity / leading NPS

✓
Attractive category dynamics / opportunity to disrupt

✓
Category and TAM whitespace

✓
Underdeveloped household penetration and brand awareness

Our business model is grounded in acquiring “one-of-a-kind” brands and leveraging a common infrastructure and shared playbook to drive growth. Our brands share multiple attributes, including: being delicious, possessing a leading consumer affinity, acting as potential category disruptors in large categories and utilizing brand strength to extend into new categories. Our brands generally over-index with young and family-oriented consumers who have higher disposable incomes. Our consumers are passionate about taste and quality and value clean ingredients according to Company-sponsored third-party studies and have higher basket sizes at retail compared to the category averages. We believe we are a strategic and valuable partner to retailers as our brands generally drive incremental sales in our categories according to SPINS panel data, offer better unit economics than key competitors and attract a highly coveted consumer base who are willing to spend more per trip than category averages. Our brands share a common playbook for growth, which is single mindedly focused on increasing household penetration by:
1.
Increasing distribution;

2.
Expanding brand awareness;

3.
Improving sales and marketing execution; and

4.
Innovating into new categories.

Our platform was designed to provide a foundation for future growth and to capture material synergies as we scale and add new brands. Over time, we expect to continue acquiring additional “one-of-a-kind” brands that have our targeted attributes and significant growth potential, and to combine our industry expertise with fresh thinking to bring these brands into more homes.
Our portfolio is diversified across brands and categories, with exposure to all meal occasions, especially breakfast and dinner where we believe consumers have the highest propensity to purchase food for their homes.

Our diverse brand and product portfolio includes:
Brand Net Sales by Brand(1)	Brand Net Sales by Product(1)

(1)
Brand net sales represents sales during the last 12 months ended June 26, 2021 regardless of Sovos ownership during such period. See “Prospectus Summary — Summary Historical Consolidated Financial and Other Data — EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Brand Net Sales and Adjusted Net Income” for a reconciliation of our net sales to brand net sales.

•
Our largest brand, Rao’s, was the fastest growing non-confectionary center-of-store food brand above $100 million in tracked retail sales from 2018 to 2020 and commanded the #1 NPS in the sauce category as of December 2020. The Rao’s brand offers a selection of pasta sauces, pizza sauces, dry pastas, frozen entrées and soups, including the #1 selling SKU in the pasta and pizza sauce category (Rao’s Homemade 24oz marinara) in the 52 weeks ended June 13, 2021 based on dollar sales. We plan to continue leveraging Rao’s brand equity with the addition of new categories of products. Rao’s sauces are simmered slowly and made in small batches with only high-quality ingredients, like pure olive oil and hand-picked, naturally ripened tomatoes from southern Italy. Our sauces have no tomato blends, no paste, no water, no starch, no fillers and no added sugar. Since our acquisition in July 2017, Rao’s has improved from #7 in dollar sales in the pasta and pizza sauce category in the 26 weeks ended July 2, 2017 to #3 in dollar sales, standing at 12.5% market share, in the 26 weeks ended June 13, 2021, despite Rao’s sauces having only 9.6% household penetration in the 52 weeks ended June 13, 2021 and less than half the TDPs of our top competitors. Our pasta and pizza sauce dollar sales grew 26.0% in the four weeks ended June 13, 2021 supported by double- or triple-digit growth across 9 of our top-10 retail partners. Rao’s total unit sales grew 37% across the sauce, dry pasta, ready-to-serve soup and frozen entree categories in the four weeks ended June 13, 2021, compared to a 1.9% unit sales growth for these categories combined.

Rao’s Dollar Sales and Share % in Pasta and Pizza Sauce Category
IRI (MULO), 26W periods with end dates as shown

(1)
Pasta and pizza sauce category in the 26 weeks ended July 2, 2017, with ranking based on dollar sales.

(2)
Pasta and pizza sauce category in the 26 weeks ended July 1, 2018, with ranking based on dollar sales.

(3)
Pasta and pizza sauce category in the 26 weeks ended June 28, 2020, with ranking based on dollar sales.

(4)
Pasta and pizza sauce category in the 26 weeks ended December 27, 2020, with ranking based on dollar sales.

(5)
Pasta and pizza sauce category in the 26 weeks ended June 13, 2021, with ranking and gap based on dollar share.

•
Michael Angelo’s serves as a frozen complement to Rao’s and was the #1 most preferred Italian frozen entrée brand among families as of January 2021 according to a Company-sponsored third-party study. Michael Angelo’s is an established brand with a homemade, authentic Italian heritage offering a variety of signature dishes, such as eggplant parmesan, lasagna, shrimp scampi and other Italian entrée favorites, made without preservatives or artificial ingredients for a homemade taste. All of our recipes were inspired by Nonna Foti, who grew up in Sicily. Following her unwavering commitment to quality, we are dedicated to using fresh ingredients, such as fresh Ricotta cheese, fresh onions and naturally vine-ripened tomatoes. Michael Angelo’s grew with dollar sales growth of 8.4% in the 52 weeks ended June 13, 2021.

•
noosa is one of the best tasting brands in the yogurt category according to a Company-sponsored third-party study and had one of the highest NPS in the category as of December 2020. noosa products are creamy and delicious and made with high-quality ingredients, such as whole milk from cows that are not treated with the growth hormone rBGH, real fruit and 100% pure North American wildflower honey. We acquired noosa in 2018 when the business was struggling in the face of broader category headwinds, and recognized its potential as a Sovos brand. We spent the first two years investing in strategic actions to return to growth. As a result of these strategic actions, noosa outperformed against the category in unit sales percentage growth for 30 months from the four weeks ended March 24, 2019 to the four weeks ended June 13, 2021, and noosa outpaced the yogurt category in dollar sales percentage growth with 3.0% growth in the 52 weeks ended June 13, 2021, compared to 2.6% growth for the category.
•
Birch Benders, our most recent acquisition, has grown faster than the combined pancake and waffle mix and frozen waffle categories with 50% dollar sales growth in the 52 weeks ended June 13, 2021, compared to 9% growth for the combined pancake and waffle mix and frozen waffle categories in the same period. Birch Benders outpaced the pancake and waffle mix category in dollar sales percentage growth with 6.6% growth in the 52 weeks ended June 13, 2021, compared to 2.7% decline for the category. Birch Benders frozen waffle dollar sales grew 386.1% in the same period, compared to 3.0% growth for the category. Birch Benders differentiates itself through its better-for-you, diet friendly and “guilt-free” offerings across traditionally “high-guilt” categories. Birch Benders’ product offerings of “clean ingredient” breakfast foods and snacks includes pancake and waffle mixes, baking mixes and frosting, cups, syrups and frozen waffles that cater to a variety of lifestyles, including organic, “keto,” “paleo,” protein and plant-based diets. With the #1 NPS score among organic pancake and waffle mix consumers as of January 2021, Birch Benders enjoys consumers’ brand advocacy and loyalty.

Sovos Brands Outperformed Before, During and After the 2020 COVID-19 Demand Surge
Consumers purchase our products through several channels, primarily grocery, club, mass, natural and specialty stores. We strategically position our brands to be valuable partners for retailers as our brands generally drive basket size trade up, strong gross profit per unit and, according to SPINS panel data, incremental sales to the category. We price many of our products to be premium, yet even at a higher price point than some competitors our average price point is affordable and accessible to a broad demographic, which allows us to penetrate multiple classes of retail. Our products are carried by a diverse array of leading retailers, including Walmart, Costco, Whole Foods, Kroger, Publix, Albertsons, Safeway, Target and Ahold.
We have a proven track record of innovation which has allowed us to methodically expand the TAM for our brands and has bolstered our presence on retailers’ shelves. Our research and development and marketing teams have been able to identify adjacent categories where we can develop products that we believe have rapidly resonated with consumers. Our introduction of Rao’s soup demonstrates our innovation capabilities. We launched our Rao’s Made for Home ready-to-serve soup nationally in late 2019, which is now the #5 ready-to-serve soup brand by dollar sales in the 52 weeks ended June 13, 2021 with the #3 NPS in the category as of December 2020. For noosa, innovation has come in the form of delivering against new usage occasions. Recently, the fiscal 2019 national introduction of a 4.5oz size (smaller size than the well-known 8oz SKU) has driven trial for the brand, contributing to 6.9% unit sales growth in the 52 weeks ended June 13, 2021. Our ability to innovate allows us to expand the potential of our brands.
Despite our success, we believe significant opportunities remain for additional growth. For example, for the 52 weeks ended June 13, 2021, the household penetration of our Rao’s sauces stood at 9.6% compared to the #1 and #2 brands that each had over 30% household penetration, with 83.6% household penetration for the sauce category as a whole. In the same time period, the household penetration of noosa yogurts stood at 7.8% (compared to the yogurt category at 82.0%), Michael Angelo’s frozen dinners stood at 4.9% (compared to frozen dinner category at 71.5%) and Birch Benders pancake and waffle mixes and frozen waffles stood at 2.9% and 1.0%, respectively (compared to 50.6% and 43.5% for the pancake and waffle mix and frozen waffle categories, respectively). Additionally, the largest brands in our categories generally have significantly more TDPs than our brands. For example, the top two competitors in the pasta and pizza sauce category each had approximately 2-3x more TDPs than Rao’s in the 52 weeks ended June 13, 2021. We plan to continue to grow our household penetration by closing distribution gaps and increasing sales velocity alongside product offerings per retail location, supported by our enhanced brand awareness activities and product innovation efforts.
Our Performance: “One-of-a-Kind” Results
The success of our “one-of-a-kind” strategic approach is reflected in the following results:
•
Net sales increased from $203 million in the year ended December 29, 2018 to $560 million in the year ended December 26, 2020, representing a CAGR of 66% (including the impact of noosa which we acquired in 2018 and Birch Benders which we acquired in 2020).

•
During the same period, net sales of the four brands we own today increased from $374 million to $609 million, representing a CAGR of 28% (“brand net sales,” representing the brands’ organic growth). Brand net sales represents the sales of our brands in fiscal 2018, 2019 and 2020 including periods within those fiscal years prior to our acquisition of the brand.

•
Net income increased from a $27 million loss in the year ended December 28, 2019 to an $11 million profit in the year ended December 26, 2020.

•
Adjusted net income increased from a $11 million profit in the year ended December 28, 2019 to a $44 million profit in the year ended December 26, 2020.

•
Gross margin increased from 29% in the year ended December 28, 2019 to 33% in the year ended December 26, 2020.

•
Adjusted EBITDA increased from $42 million in the year ended December 28, 2019 to $91 million in the year ended December 26, 2020, representing a growth rate of approximately 115%.

•
Adjusted EBITDA margin increased from 11% in the year ended December 28, 2019 to 16% in the year ended December 26, 2020.

GAAP Net Sales
(in millions)

Brand Net Sales
(in millions)
See “Prospectus Summary — Summary Historical Consolidated Financial and Other Data — EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Brand Net Sales and Adjusted Net Income” for a reconciliation of our net sales to brand net sales.
Our Strengths: “One-of-a-Kind” for a Reason
We believe the following strengths are our “secret sauce,” positioning us to deliver on our mission of creating a growing and sustainable food enterprise yielding attractive financial results:
Highly differentiated brands:    Our guidelines for what it takes to be a Sovos brand:
✓
Tastes delicious

✓
Simple, high-quality ingredients

✓
Differentiated products to support premium pricing

✓
High consumer affinity / leading NPS

✓
Attractive category dynamics / opportunity to disrupt

✓
Category and TAM whitespace

✓
Underdeveloped household penetration and brand awareness

We are relentlessly focused on delivering consumers brands with authenticity at their core. We share the authentic origin stories behind our brands and create delicious food with simple ingredients and maximum consumer impact. We are obsessed with quality. We participate in the premium segments of our brands’ categories, which experienced high dollar sales growth in the 52 weeks ended June 13, 2021, and our brands outpaced their combined categories by approximately 25 percentage points in the same period.
Our brands’ stand-out attributes have and continue to win over an attractive and passionate consumer base. Consumers award our brands with strong NPSs and purchase our products because of their favorable perceptions of our products, such as “restaurant quality,” “tastes as good as homemade” and “made with high quality ingredients,” according to Company-sponsored third-party studies. Many of our consumers are young and family-oriented and purchase our products not just for themselves, but also to feed their families. Purchasers of our brands often trade up within the category to buy our products or are new shoppers within the category according to SPINS panel data. By delivering on expectations for quality, we have built a loyal consumer base as demonstrated by their strong repeat purchasing rates. For example, 62% of Rao’s buyers and 61% of noosa buyers were repeat purchasers in the 52 weeks ended June 13, 2021.

Rao’s Growth Outperforms Top Sauce Brands
IRI (MULO), 52W ended June 13, 2021

(1)
Company-sponsored third-party study, December 2020.

(2)
SPINS Consumer Panel Data, 52 weeks ended June 13, 2021.

Culture of innovation:    Inherent in our value creation playbook is our culture of continuous innovation. Our in-house marketing and research and development teams identify new opportunities where we can leverage our brand strength and infrastructure to develop new usage occasions for our brands. Across our portfolio, through innovation alone, we have successfully entered into new categories that have expanded our brands’ TAM by approximately $7 billion from approximately $19 billion to approximately $26 billion, and we believe that we have done so at a pace that few, if any, other CPG companies have achieved. Since acquiring our brands, we have expanded nationally into the ready-to-serve soup, frozen entrées, dry pasta, drinkable yogurt, baking mixes and frosting categories.
For example, since acquiring Rao’s in 2017, we have already introduced the brand into three new categories nationally, including the frozen entrée, dry pasta and ready-to-serve soup categories. For Rao’s Made for Home soup, we began product development in 2018, launched in retail in 2019 and grew dollar sales 73.5% in the 52 weeks ended June 13, 2021, making Rao’s the #5 brand in the category by dollar sales in the same period with the #3 NPS in the category as of December 2020. Aside from entering new categories, we also pursue in-category innovation to further capitalize on our brand’s existing positioning. Within the spoonable yogurt category, we launched nationally a 4.5oz size for noosa, one of the key drivers of 30 months of outperformance against the category in unit sales percentage growth from the four weeks ended March 24, 2019 to the four weeks ended June 13, 2021.
We have a promising pipeline of new products, and have the team, the capabilities and most importantly, brands with leading consumer affinity, to execute on efficiently bringing these innovations to market.
Planned Evolution of Total Addressable Market for Rao’s, Birch Benders and noosa(1)

(1)
All category size data for categories at acquisition and additional categories today is presented as of the 52 weeks ended June 13, 2021. All category size data for future potential categories, except spoonable yogurt, is presented as of the 52 weeks ended December 27, 2020. Addressable market information for the dry pasta, frozen entrée, frozen pizza, salad dressing, baking mix, ready-to-eat baked goods, refrigerated baking, spoonable yogurt, drinkable yogurt, frozen novelties and ice cream categories is based on U.S. multi-outlet retail and natural channel information from SPINS.

(2)
Excludes both the double impact of the frozen entrée category captured in Rao’s existing TAM and Michael Angelo’s existing TAM and the double impact of the spoonable yogurt category captured in Birch Benders’ future potential TAM and noosa’s existing TAM.

Strategic and valuable brands for retailers:    We believe that our retail customers value our brands for the premium price points and strong sales velocities, which generate high gross profit per unit to retailers.

Our brands help grow categories in the center of the store. While our prices are premium for their categories, our price points are accessible to the average consumer, providing us access to a broad demographic and across classes of retail. We have significant whitespace among distributors/retailers, and we believe that our compelling value proposition to retailers will provide us with significant opportunities to grow distribution across our portfolio.
Proven M&A platform with ability to drive growth through integration:   We have substantial experience successfully identifying, acquiring and integrating additional brands with high growth potential into our “one-of-a-kind” portfolio. In the last four years, we have successfully completed four acquisitions. We maintain selective criteria for evaluating potential acquisition targets, beginning with “what it takes to be a Sovos brand,” and have evaluated over 200 brands since Sovos Brands was formed. We have a proven track record of accelerating growth under Sovos ownership. We have built a sales and shared services team to support a larger organization, which will enable us to support future growth. Our track record reflects the success of our completed deals, as we have been able to grow each of our brands since we acquired them, grow our TAM, derive cost savings and enhance productivity and capture synergies. We believe our disciplined approach and deep bench of tenured industry professionals supporting our M&A effort will provide a successful platform for us to add value-enhancing brands to our portfolio over time.
Highly experienced leadership team anchored by a growth oriented culture:    Our leadership team is comprised of industry veterans and entrepreneurs with deep experience running portfolios significantly larger than Sovos today. We are led by our Founder, President and Chief Executive Officer, Todd R. Lachman, who has over 30 years of experience delivering growth and value creation for some of the biggest names in CPG, serving as global president of Mars Petcare, president of Mars Chocolate North America and Latin America and executive vice president of Del Monte Foods. Our management team has an average of over 20 years of experience from companies including PepsiCo, Inc., the H.J. Heinz Company, Keurig Dr. Pepper Inc., Pinnacle Foods, Inc., the J.M. Smucker Company, the Kellogg Company, Annie’s, Inc. and many others.
Across our brands, Sovos team members share an unwavering commitment and accountability to our guiding principles:
•
Lead with courage and tenacity

•
Focus on quality

•
Obsess with the front line

•
Communicate with candor and respect

•
Be nimble

•
Enjoy the ride

We are entrepreneurial. We are passionate. We are a challenger culture. Our Sovos team is driven by our unrelenting focus on delivering delicious food for joyful living. Our organizational culture is based in our unwavering commitment to delivering the best — across every aspect of our business and products. We have the soul, hunger and swagger of a start-up, balanced by the wisdom, fortitude and confidence of a large incumbent.
Attractive financial profile:    We have an attractive financial profile with a track record of delivering sustained growth. Net sales increased from $203 million in the year ended December 29, 2018 to $560 million in the year ended December 26, 2020, representing a CAGR of 66% (including the impact of noosa which we acquired in 2018 and Birch Benders which we acquired in 2020). Our brand net sales increased from $374 million to $609 million in the same period, representing a CAGR of 28%. Our net income increased from $27 million loss in the year ended December 28, 2019 to $11 million profit in the year ended December 26, 2020. Similarly, Adjusted EBITDA increased from $42 million in the year ended December 28, 2019 to $91 million in the year ended December 26, 2020, representing an annual growth rate of approximately 115%.
We believe that we are at the cross section of scale, high growth and high margin, but still have room to continue growing and improving. Our cash flow benefits from the fact that our business model requires minimal capital requirements. We have an attractive financial profile and robust cash flow generation, which allows us to continue to reinvest in our platform and, most importantly, pursue value creating acquisitions.
Our Growth Strategies: “One-of-a-Kind” Opportunity
We intend to grow sales and profitability through the following growth strategies:
Continue to increase household penetration:    We have a clear and tangible opportunity to increase household penetration for each of our brands. For example, our household penetration for Rao’s sauces in the 52 weeks ended June 13, 2021 was 9.6% compared to the sauce category of 83.6%. Each 1% of household penetration for Rao’s pasta and pizza sauces equated to approximately $36 million in retail sales in the same period. Household penetration for noosa yogurt, Michael Angelo’s frozen dinners, Birch Benders pancake and waffle mixes and Birch Benders frozen waffles was 7.8%, 4.9%, 2.9% and 1.0% compared to their categories of 82.0%, 71.5%, 50.6% and 43.5%, respectively.
Household Penetration
IRI (MULO), L52W 6/13/21
We are focused on and committed to expanding our presence across retail channels, and in doing so, driving consumers to try our products and enhancing our brand awareness, utilizing the following key strategies:
•
Expand TDPs:    The largest brands in our categories today generally have more than twice the TDPs as our brands. For example, in the 26 weeks ended June 13, 2021, Rao’s was the #3 brand by dollar share in the pasta and pizza sauce category with total dollar market share of 12.5%, surpassing a leading brand at 9.5%. That same leading brand had 1.3 times the TDPs nationally in the same period. We expect to grow TDPs, closing distribution gaps, by leveraging our strong value proposition to retailers. noosa had one of the strongest dollar velocities in the yogurt category, with dollar sales over TDP growth 3.1 times higher than the yogurt category’s, in the 52 weeks ended June 13, 2021, which serves as a critical proof-point to this future distribution growth opportunity. In the long term, we also believe there is significant opportunity to expand our retail footprint into new, currently untapped channels in the United States and to introduce our brands internationally.

•
Grow awareness and drive trial:    We have a significant opportunity to grow brand awareness of each of our brands and we intend to leverage our track record of successful engagement with consumers. As of February 3, 2021, aided awareness for Rao’s and noosa was less than half their top competitors, and only 12% of consumers had aided awareness of Birch Benders. As a result of recent marketing investments, consumer awareness and trial of our brands has grown significantly. Because of our strong NPSs, as we drove trial of our brands, we have grown our loyal base of consumers with strong repeat purchasing rates. As we scale, we will evaluate the best methods to reach our target consumer base and continue to invest in marketing to drive awareness and trial to attract new loyal consumers to our brands. Our industry-recognized digital marketing capabilities and innovative brand campaigns differentiate us from our competitors and resonate with our loyal consumer base.

Continue to broaden our TAM through innovation:    We strategically develop our brands to allow them to extend into new categories over time to grow their TAM, and we are relentlessly focused on innovation to drive broader consumer adoption and new usage occasions. We target entering attractive new categories where our brands can make an immediate and measurable impact, and also where we believe consumers are increasing their expenditures. We are actively expanding our TAM through the launch of new and growing products, such as Rao’s soups and frozen entrées, noosa’s 4.5oz size and Birch Benders’ frozen waffles and baking mixes, and expect to nearly double the approximately $26 billion TAM for our brands through further innovation.
Continue to pursue acquisitions of “one-of-a-kind” brands:    We will continue to pursue acquisitions of brands that have key attributes and attractive growth potential, and combine our industry expertise with fresh thinking to bring these brands into more homes. We maintain a disciplined approach to identify and evaluate attractive brands with the potential to be a Sovos brand. Given our breadth of categories, temperature states and supply chain insight, we believe we have a significant opportunity to add new brands across the food landscape. Our team has the talent and experience to support a larger portfolio as we scale. We intend to leverage our proven value creation playbook to accelerate growth and realize synergies under our ownership. Given our robust capabilities and numerous brands that we can target, we expect to continue adding “one-of-a-kind” brands to our portfolio over time.
Continue to drive margin expansion and achieve long-term financial targets: In addition to continuing to pursue acquisitions of brands with key attributes and attractive growth potential, we will continue to increase our scale in order to promote COGS efficiencies and improve our ability to leverage our selling, general and administrative spending. We will also continue to seek to improve gross profit, through trade and net pricing management and promotion and slotting efficiencies, through value engineering and capital expenditure-enabled productivity. Through these measures, we aim to enhance net sales and Adjusted EBITDA growth and increase our Adjusted EBITDA margin.
Our Brands and Products
Our portfolio consists of our four brands: Rao’s, noosa, Birch Benders and Michael Angelo’s. Our brands offer premium, on-trend and high-quality products in a variety of product categories and appeal to consumers for consumption in a broad range of situations, including breakfast, lunch, snacks and dinner. We completed the acquisitions of Bottom Line Food Processors, Inc. d/b/a Michael Angelo’s Gourmet Foods and Rao’s Specialty Foods in January 2017 and July 2017, respectively, and our single sales and supply chain organization supported the rapid functional integration of the Michael Angelo’s and Rao’s brands. We completed the Noosa Acquisition in November 2018, and in October 2020, we completed the Birch Benders Acquisition. Rao’s revenue has grown over 450% since our acquisition of Rao’s Specialty Foods in January 2017. With noosa, we leveraged synergies to gain greater scale, and the noosa revenue growth trend has changed by over 1,000 basis points since the Noosa Acquisition. Birch Benders revenue has grown over 15% since the Birch Benders Acquisition, and Birch Benders entered two new categories nationally in 2021. Our robust platform is capable of purchasing and rapidly integrating brands across temperature states, providing a broad aperture to identify potential brand targets.
Rao’s
The iconic Rao’s brand was established as a consumer packaged food brand in 1991 with a storied New York City heritage. The Rao’s brand offers a selection of Rao’s Homemade pasta sauces (including tomato-based sauces, Alfredo sauces and Pesto sauces), pizza sauces and dry pastas; Rao’s Homestyle meat-based pasta sauces; and Rao’s Made for Home frozen entrées and soups. Rao’s sauces are simmered slowly and made in small batches with only high-quality ingredients, like pure olive oil and hand-picked, naturally ripened tomatoes from southern Italy. Our sauces have no tomato blends, no paste, no water, no fillers and no added sugar. Rao’s was the fastest-growing center store brand of scale from 2018 through 2020. The household penetration of Rao’s sauce products has increased from 1.3% in the 52 weeks ended January 3, 2016 to 9.6% in the 52 weeks ended June 13, 2021, and Rao’s sauce products captured 12.5% of the pasta and pizza sauce dollar market share, making Rao’s the #3 pasta and pizza sauce brand by dollar market share in the 26 weeks ended June 13, 2021.

noosa
An Australian expatriate co-founded Noosa Yoghurt in 2008 with a fourth-generation Colorado dairy farmer. In 2010, Noosa Yoghurt began selling yogurt at Colorado farmers markets and local Whole Foods stores. Our noosa brand offers a suite of delicious yogurt products, including spoonable yogurts and drinkable smoothies. noosa products are creamy and delicious and made with high-quality ingredients, such as whole milk from cows never treated with the growth hormone rBGH, real fruit and 100% pure North American wildflower honey. We believe that noosa is one of the fastest growing brands in the yogurt category based on unit sales in the 26 weeks ended June 13, 2021. The household penetration of noosa yogurts was 7.8% in the 52 weeks ended June 13, 2021, and noosa captured 2.6% of the yogurt dollar market share, making noosa the #6 yogurt manufacturer by dollar market share in the 26 weeks ended June 13, 2021.
Birch Benders
Birch Benders was founded in 2011 with the idea of making pancakes that are restaurant quality and easier than from scratch. Birch Benders’ product offerings of “clean ingredient” breakfast foods and snacks includes pancake and waffle mixes, baking mixes and frosting, cups, syrups and frozen waffles that cater to a variety of lifestyles, including organic, plant-based, protein, “paleo” and “keto” diets. We believe that Birch Benders is one of the fastest-growing pancake and waffle mix brands based on unit sales in the 26 weeks ended December 27, 2020 and, according to SPINS, the #1 pancake and waffle mix brand in the natural sales channel, with more than double the sales of the next largest brand, based on dollar sales in the 52 weeks ended June 13, 2021. The household penetrations of Birch Benders pancake and waffle mixes and frozen waffles were 2.9% and 1.0%, respectively, in the 52 weeks ended June 13, 2021, and Birch Benders captured 5.0% of the pancake and waffle mix dollar market share, making Birch Benders the #6 pancake and waffle mix brand by dollar market share, in the 26 weeks ended June 13, 2021. The Birch Benders Acquisition was in October 2020.
Michael Angelo’s
Michael Angelo’s was founded in 1983 with original Italian recipes that had been passed down for generations. Michael Angelo’s frozen products include a variety of signature dishes, such as eggplant parmesan, lasagna made with fresh Ricotta cheese, shrimp scampi and other pastas, and are made without preservatives or artificial ingredients for a homemade taste. We believe that our Michael Angelo’s brand is a leading producer of premium frozen entrées inspired by Italian traditions. The household penetration of Michael Angelo’s frozen dinners was 4.9% in the 52 weeks ended June 13, 2021, and Michael Angelo’s captured 1.5% of the frozen entrée dollar market share, making Michael Angelo’s the #10 brand by dollar market share, in the 26 weeks ended June 13, 2021.
Our Customers
We sell our products to customers primarily in the United States and principally to retail outlets and wholesale distributors, including traditional supermarkets, mass merchants, warehouse clubs, wholesalers, specialty food distributors, military commissaries and non-food outlets, such as drug store chains, dollar stores and e-commerce retailers. In fiscal 2020, less than 1% of our gross sales were to international customers. We believe that the strength of our brands and our premium, on-trend and high-quality product portfolio make us a strategic partner for our customers and that we have opportunities for international growth. We utilize our direct sales force and brokers as well as third-party distributors, some of whom also purchase our products directly for their own accounts for resale, for the sale and distribution of our products to our customers.
In fiscal 2020, our largest customers, Costco, Walmart and KeHE, accounted for approximately 16%, 13% and 11%, respectively, of our gross sales, and our top four largest customers together accounted for approximately 48% of our gross sales.
Marketing, Advertising and Consumer Research
We utilize a variety of marketing channels to drive household penetration and brand awareness through paid, earned and owned marketing channels. We focus our marketing efforts on building an authentic connection with our consumers. We primarily use digital marketing and dedicate the majority of our marketing expenditures to paid advertising on digital marketing channels through videos, e-commerce advertisements, paid search, paid social advertisements and branded content. We also engage with consumers through, for example, social media “influencers,” public relations outreach to editors and incentives, such as coupons or other advertising placed on or near our products in stores.
Digital Advertising
Our digital marketing efforts include video advertisements that play as viewers stream content like television shows on online video channels and applications, content and paid social advertisements for social media networks, paid advertisements and paid preferable placement of our products on e-commerce sites, paid advertisements for our brands and products in search results, online and mobile coupons and promotions and paid advertisements on third-party and retailer mobile sites, third-party and retailer websites and in-store near our products or at check-outs to drive purchases of our products. In addition, we maintain an active email program, which we leverage to deliver information on new product launches and promotions for our Rao’s, noosa and Birch Benders brands, and we maintain registered domains at www.sovosbrands.com, www.raos.com, www.noosayoghurt.com, www.birchbenders.com and www.michaelangelos.com, which serve to communicate news about our brands directly to consumers who access our websites and social media sites and to address questions, comments or concerns about our products. From January 1, 2020 to December 31, 2020, the websites for our Rao’s, noosa and Birch Benders brands had an average of approximately 210,000 visitors per month according to Google Analytics.
Social Media, Influencers, Earned Media and Branded Content
We have an active presence on social media platforms, including Facebook, Instagram and Twitter, to connect with our consumers for each of our brands. For example, we showcase our products and feature recipes on our brands’ Instagram accounts. We also partner with a number of social media “influencers” who generate further awareness of our brands through sponsored content, such as custom posts and “micro-sweeps” or giveaway offerings, on various social media platforms. We focus on selecting social media “influencers” who are real-life, approachable fans with whom our consumers can relate as well as chefs and experts on food or dietary lifestyles. In fiscal 2020, we estimate that our influencers delivered 7.7 million impressions for our brands through social media and other channels. In addition, we utilize public relations outreach to editors and journalists, partner with companies to create branded content featuring our brand names or products and collaborate from time to time with celebrities or chefs to promote and endorse our products. Our paid marketing efforts are supplemented by earned media when editors, journalists, celebrities and consumers feature our brands and products in their articles, recipes, and posts as well as by word-of-mouth recommendations of our products. In fiscal 2020, we estimate that earned media efforts generated approximately 8 billion impressions for our brands.
Raw Materials, Ingredients and Packaging
We purchase raw materials, including agricultural products, whole milk, almond and other flours, tomatoes, cheese, chicken and meat, and other ingredients, such as fruit preparations, from growers, commodity processors, ingredient suppliers and other food companies located primarily in the United States. We also purchase packaging materials, including tubs, caps and lids, trays, labels, corrugated cardboard, cartons and other packaging, from packaging manufacturers located primarily in the United States. The principal raw materials we purchase for our products include whole milk, fruit preparation, tubs and lids, cheese, tomatoes, chicken and folding cartons. The co-packers we use for production of our Rao’s, noosa and Michael Angelo’s products and for a portion of our Birch Benders frozen waffles independently schedule and purchase the raw materials, ingredients and packaging they use in manufacturing our products, although we may provide some packaging (such as labels) for our Rao’s co-packers. Under our arrangements with co-packers for our other Birch Benders products (including the remainder of our Birch Benders frozen waffles), we purchase and supply the raw materials, ingredients and packaging to our co-packers. In the future, Birch Benders’ co-packers may independently schedule and purchase the raw materials, ingredients and packaging that they use in manufacturing our products. We purchase the majority of our packaging materials under contracts that include escalator and de-escalator formulas for the purchase of the raw materials used in our packaging, which include resin, paperboard and aluminum.

The profitability of our business relies in substantial part on the prices we and our co-packers pay for these and other raw materials, ingredients and packaging materials, which can fluctuate due to a number of factors, including changes in weather, crop size, cattle cycles, crop disease and crop pests, commodity market fluctuations, such as those caused by supply and demand, costs of carrying stock and inventory and government subsidies, natural disasters and crude oil prices. In addition, certain materials required for the manufacture of our products, such as glass and aluminum, have been or may be impacted by tariffs. The availability of certain raw materials, including resin, aluminum, glass, meat, poultry, agricultural products and other commodities, has been adversely impacted by the COVID-19 pandemic because of increased demand and supply constraints due to reduced production shifts, among other factors. Additionally, certain less commonly used raw materials and ingredients, such as tiger nut flour and monk fruit used in our Birch Benders products, can experience more price volatility and may be available in limited supply due to less mature supply chains than those of more mainstream materials.
Fluctuations in commodity prices can lead to retail price volatility and intensive price competition, and can influence consumer and trade buying patterns. We attempt to manage the risks of increased costs of raw materials, ingredients, packaging and other costs related to the production of our products by entering into supply contracts that offer price and supply certainty and implementing cost-saving programs to offset any rising commodity costs.
Production and Manufacturing
Manufacturing
We operate two manufacturing facilities for our products. We produce our Rao’s Made for Home and Michael Angelo’s frozen products in Austin, Texas and we produce all noosa spoonable yogurts in Bellvue, Colorado. See “— Properties.”
Co-Packing Arrangements
In addition to our own manufacturing facilities, we source a significant portion of our products under “co-packing” arrangements, a common industry practice in which manufacturing is outsourced to other companies. Co-packing arrangements offer flexibility and improved speed to market by leveraging equipment and technology already in place. Our co-packer La Regina currently produces the substantial majority of our Rao’s Homemade tomato-based sauce products in Italy and is establishing a manufacturing facility in Alma, Georgia that will use imported Italian tomatoes for the production of our tomato-based sauces. We have entered into an agreement that provides La Regina the exclusive rights to be the third-party supplier of certain of our tomato-based sauce products when manufacturing begins in the United States. We have the right to purchase the La Regina U.S. facility under certain circumstances. Our U.S. agreement with La Regina has a base term ending December 31, 2031, with five-year extensions (unless three years’ notice of non-renewal is provided), and limits La Regina’s ability to produce products for other brands. Our Italy agreement with La Regina has a base term ending December 31, 2027, with a seven-year extension (unless three years’ notice of non-renewal is provided), and limits La Regina’s ability to produce products for other brands. We also use co-packers located in the United States and Italy to supplement our supply of Rao’s Homemade tomato-based sauce products and for the production of our Rao’s Homestyle tomato-based sauces with meat as well as our Rao’s Homemade Alfredo sauces and Pesto sauces. We use co-packers located in the United States, Italy and Canada for our Rao’s Made for Home soups. For our Rao’s Homemade dry pastas, we use a co-packer in Italy. All of our Birch Benders products are produced by co-packers located in the United States and Belgium. The remainder of our noosa products, including fruit smoothies, are each produced by a different co-packer located in the United States. We may leverage a co-packer located in the United States from time to time to supplement our in-house production of select Michael Angelo’s products.
All of the companies with which we have co-packing arrangements produce products for other companies as well as for us, except for La Regina, which produces products exclusively for us and their own branded products. Most of our co-packers may periodically pass production cost adjustments as well as ingredients and packaging adjustments based on market pricing on to us. Our contract with La Regina is set as a fixed pricing model. We believe that there are alternative sources of co-packing production readily available for the majority of our products, although we may experience disturbances in our operations and delays in delivery or production or higher costs if we are required to change our co-packing arrangements unexpectedly. We monitor capacity and performance of our co-packers and seek to qualify alternate suppliers as needed.
Distribution and Logistics
We distribute our products to our customers’ distribution centers directly from our production facilities, our co-packers’ production facilities or from warehouses operated by third-party logistics (“3PL”) providers. Certain of our customers are also distributors. With respect to the noosa spoonable yogurts that we produce at our Bellvue, Colorado production facility, we distributed 54% by weight directly to our customers in fiscal 2020. With respect to the Rao’s Made for Home and Michael Angelo’s frozen products that we produce at our Austin, Texas production facility, we distributed 39% by weight directly to our customers in fiscal 2020. In fiscal 2019, we increased our frozen warehousing capacity at our Austin, Texas facility to reduce our reliance on third-party warehouses as part of a productivity savings initiative. The remainder of the products we produce in Bellvue, Colorado and Austin, Texas, as well as our noosa drinkable smoothies, certain Rao’s and Michael Angelo’s products and our Birch Benders products, are distributed through 3PL warehouses. In addition, some of our customers, including some that are distributors, pick up certain of our products from our 3PL providers’ warehouses or from our co-packers’ production facilities. Customers, including those that are distributors, picked up approximately 98% of our Rao’s shelf-stable products in fiscal 2020. To the extent we do not deliver products directly to customers or customers do not pick up our products, our products are delivered from 3PL warehouses to our customers via common carrier.
Due in part to the different demands of distribution for frozen, refrigerated and shelf-stable products, each of our brands currently utilizes a different 3PL network. As part of our ongoing integration of the Birch Benders business, we plan to utilize existing 3PL relationships for distribution of shelf-stable Birch Benders products in the future. We partner with two 3PL providers with locations in Fontana, California and Edison, New Jersey for distribution of our Rao’s products, one 3PL provider located in Fort Morgan, Colorado for distribution of our noosa products, three 3PL providers with locations in Romeoville, Illinois, Woodridge, Illinois and Hobart, Indiana for distribution of our Birch Benders products and one 3PL provider located in Dallas, Texas for distribution of our Michael Angelo’s products. We have warehouse agreements with our 3PL providers that we believe provide us with adequate flexibility and capacity to accommodate incremental product volume.
We also sell and distribute shelf-stable Rao’s and Birch Benders products directly to consumers through our websites and Amazon.
Research and Development
Innovation, including new product development, is a key component of our growth strategy. We have a demonstrated track record of extending our product offerings into other product categories. A team of food and culinary scientists, food engineers and microbiologists work to develop products to meet identified opportunities. In addition to developing new products, our research and development team regularly reformulates existing products based on advances in ingredients, equipment, materials and technology as well as to facilitate cost reduction initiatives, improve our products and support ownership of recipes. In addition to our Company-sponsored research and development activities, in order to quickly and economically introduce our new products to market or supplement our internal expertise, we may partner with contract manufacturers that make our products according to our formulas or other specifications. We also supplement our internal expertise from time to time with innovation consultants and our ingredient and material suppliers. Our research and development team also provides technical services, providing input on production line design, initial production runs on new equipment and start-up runs for new products at our facilities and some of our co-packers. We plan to invest approximately $700,000 of capital by January 1, 2022 to improve our research and development facility in Austin, Texas, and we expect that we will continue to build our research and development capabilities in order to support the recently acquired Birch Benders brand, any future acquired brands and entrance into new categories.
Intellectual Property
We believe that brand awareness is a significant component in a consumer’s decision to purchase one product over another in the highly competitive consumer products industry. We believe the protection and enforcement of our trademarks, copyrights, domain names, trade dress, unpatented proprietary expertise, recipes and formulations and other proprietary rights are important to our success. To establish and protect our proprietary rights, we rely on a combination of trademark law, copyright law, trade dress, domain names, confidentiality procedures, employee disclosure and invention assignment agreements and other intellectual property laws and contractual rights.
We own or have the rights to use a number of trademarks, brand names and other proprietary rights that are important to our business and consumer awareness of our brands. We own registered trademarks for our principal product brand names in the United States, including “Rao’s,” “Rao’s Homemade,” “Rao’s Homemade Since 1896,” “noosa,” “noosa finest yoghurt,” “Birch Benders,” “Micro-Pancakery” and “Michael Angelo’s,” and various logos used in association with these terms. We have also applied for or obtained trademark registrations for many of our principal product brand names internationally, including in Canada, the European Union, the United Kingdom and select countries in Asia. We own domain names which correspond to our primary brand names, including www.raos.com, www.noosayoghurt.com, www.birchbenders.com and www.michaelangelos.com. In addition, we rely on copyrights and proprietary expertise, recipes and formulations, as well as continuing innovation, to develop and maintain our competitive position.
Our subsidiary, RSF, is party to a worldwide co-existence agreement (the “Co-Existence Agreement”) with an unaffiliated third party, Rao’s Bar & Grill, Inc. (“RBG”), that governs each party’s rights to use and register trademarks consisting of or compromising Rao’s and associated logos (collectively, the “Rao’s Marks”). Pursuant to the Co-Existence Agreement, RSF owns the right to use and register the Rao’s Marks in connection with foods, food products, beverages, sauces and related goods and services (including, without limitation, cookbooks and online and retail store services), while RBG owns the right to use and register the Rao’s Marks in connection with restaurant and bar services, including the Rao’s restaurant in New York City which is not affiliated with us. RSF and RBG have agreed to reimburse one another for reasonable cooperation and assistance in connection with actions relating to any unauthorized or improper use of a Rao’s Mark. Further, each of RSF and RBG’s obligations under the Co-Existence Agreement last until the other party abandons all rights in each of its Rao’s Marks, and the Co-Existence Agreement may not otherwise be terminated by RSF or RBG.
In March 2018, Noosa Yoghurt acquired from Queensland Yoghurt International Pty Ltd. (“Queensland”) the intellectual property rights for the “Added Fat Vat Set” yoghurt formula and process, together with all improvements (the “IP”), which Queensland had previously licensed to Noosa Yoghurt on an exclusive basis in the United States, Mexico, Canada and the Caribbean Islands. As a result of this purchase, Noosa Yoghurt has worldwide ownership of the IP for “Added Fat Vat Set” yoghurt (i.e., yoghurt product that has a milk fat content of 4.5% or more manufactured using a vat set fermentation process), subject to (i) certain pre-existing rights with respect to such IP granted to (a) a Queensland affiliate for exclusive use in Australia and (b) Hauraki Dairy Limited for exclusive use in Japan, New Zealand, Singapore and certain Pacific Islands and (ii) a nonexclusive, worldwide, perpetual, irrevocable and fully-paid license to Queensland to use the IP to manufacture and sell products other than “Added Fat Vat Set” yoghurt (e.g., frozen yoghurt, low-fat yoghurt or other dairy products).
Food Safety and Quality Assurance
Food safety and product quality are essential to the successful distribution of our products. Food safety and product quality begin in the design phase of new products and continue as we establish the supply chain and commercialization of the products. We employ FDA Compliant Food Safety Plans or USDA Compliant Hazard Analysis and Critical Control Points (“HACCP”) for our products at each of our manufacturing facilities. To monitor product quality at our facilities, we maintain quality control programs to test products during various processing stages. We use quality control laboratories in both of our manufacturing facilities to test raw ingredients for qualities, such as the presence of antibiotics in milk, and test finished products for microbiological, nutrient and analytical composition, such as pH value and viscosity. We also conduct on-site assessments of our co-packers to address topics, such as food safety plans, allergen control, ingredients, packaging and product specifications and sanitation.
In addition, both of our facilities have achieved a Safe Quality Food, or SQF, certification under the Global Food Safety Initiative (“GFSI”). GFSI standards are integrated food safety and quality management protocols designed specifically for the food sector and offer a comprehensive methodology to manage food safety and quality. Certification provides an independent and external validation that a product, process or service complies with applicable regulations and standards. Although inspection delays associated with the COVID-19 pandemic may impact our, and our co-packers’ GFSI certifications, we believe that we, and all of our co-packers, remain in compliance with GFSI requirements.
Competition
The packaged food industry is highly competitive. We compete with large multi-brand consumer packaged food companies, smaller product-focused companies, emerging companies and dairy products- and dairy alternative-focused companies. Numerous brands and products, including private label products and insurgent brands, compete for shelf space and sales, with competition based primarily on product quality and taste, convenience, price, trade promotion, brand recognition and loyalty, customer service, effective consumer advertising and promotional activities, access to shelf space and the ability to identify and satisfy emerging consumer preferences.
Competing large, multi-brand consumer packaged food companies include B&G Foods, Inc., Barilla Holding S.p.A., Campbell Soup Company, Conagra Brands, Inc., Continental Mills, Inc., General Mills, Inc., The Hain Celestial Group, Inc., the J.M. Smucker Company, the Kellogg Company, The Kraft Heinz Company, Mizkan Holdings, Nestle S.A. and PepsiCo, Inc. These competitors are large, multinational corporations with substantial financial, marketing, research and development and other resources. Smaller product-focused companies that we compete with include Amy’s Kitchen, Bob’s Red Mill Natural Foods, Inc., G.L. Mezzetta, Inc., Kodiak Cakes, LLC, Newman’s Own, Inc. and Van’s International Foods. Smaller and more product-focused competitors may be more innovative and able to bring new products to market faster and more quickly exploit and serve niche markets or new or burgeoning consumer preferences, and smaller insurgent brands may develop a customer base and customer loyalty quickly. In addition, we complete against companies focused on dairy and dairy-alternative products, such as Chobani, LLC, Danone S.A., Fage International S.A. and The Lactalis Group.
We primarily compete on the basis of product quality and taste, convenience, price, trade promotion, brand recognition and loyalty, customer service, effective consumer advertising and promotional activities, access to shelf space and the ability to identify and satisfy emerging consumer preferences. Given limited retailer shelf space, competitors actively support their respective brands with marketing, advertising and promotional spending. In addition, most retailers offer private label products that also compete for retail shelf space and consumer purchases. We believe that consumers are increasingly willing to pay a premium for quality, great-tasting products and that we are well-positioned to compete with a wide range of packaged food brands and other companies.
Seasonality
We have experienced, and expect to continue to experience, fluctuations in our quarterly results of operations due to the seasonal nature of our business. Consumer purchasing patterns are impacted by seasonal factors, including weather and holidays. Seasonality could cause our results of operations for an interim financial period to fluctuate and not be indicative of our full year results. Seasonality also impacts relative net sales and profitability of each quarter of the year, both on a quarter-to-quarter and year-over-year basis.
Human Capital, Employees and Labor Relations
As of June 27, 2021, we had 615 full-time employees. None of our employees are represented by a labor union or covered under a collective bargaining agreement, and we have never experienced a labor-related work stoppage. We believe that our relations with our employees are good. We value our employees and believe that employee loyalty and engagement are key elements of our operating performance.
Our human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and new employees. The principal purpose of our cash incentive plan is to attract, retain and reward personnel across our company through the granting of cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives. Our equity-based incentive plan has a similar purpose, and equity awards have historically been given to executives, senior management and directors. We monitor our progress toward achieving our human capital resources objectives by measuring human capital metrics, such as turn-over and retention of our employees.
Employee safety at our two manufacturing facilities is a top priority. We develop and administer policies designed to ensure the safety of our manufacturing personnel and compliance with Occupational Safety and Health Administration (OSHA) standards. This includes regular safety training and assessments, annual safety audits and regularly informing the Board of OSHA-reportable incidents.
Properties
Our corporate headquarters is located at 168 Centennial Parkway, Louisville, Colorado 80024. In addition, we have office locations in Berkeley, California, Montclair, New Jersey and Denver, Colorado. Our manufacturing locations are in Austin, Texas and Bellvue, Colorado. Management believes that our manufacturing facilities have sufficient capacity to accommodate our planned growth. All of our offices and facilities are leased.
Segments
Our operations are organized into two operating segments, (1) Dinner and Sauces and (2) Breakfast and Snacks. Due to similar economic characteristics between the two operating segments, Dinner and Sauces and Breakfast and Snacks are aggregated into one single reporting segment. The operating segments are also similar in the following areas: (a) the nature of the products, (b) the nature of the production processes, (c) the methods used to distribute products to customers, (d) the type of customer for the products and (e) the nature of the regulatory environment.
Regulation and Compliance
The manufacture and sale of consumer food products is highly regulated. Our operations are subject to extensive regulation by the FDA, the USDA, the United States Environmental Protection Agency and various other federal, state, local and foreign authorities where our products are sold. We are also subject to laws regulating labor and employment, advertising and privacy; health and safety regulations; and laws affecting operations outside of the United States, including anti-bribery laws, such as the FCPA.
Food-Related Regulations
As a manufacturer and distributor of food products, we are subject to a number of food-related regulations, including the Federal Food, Drug and Cosmetic Act and regulations promulgated thereunder by the FDA, as well as the Federal Meat Inspection Act, Poultry Products Inspection Act and regulations promulgated thereunder by the USDA for meat and poultry products. This comprehensive regulatory framework governs the manufacture (including composition and ingredients), labeling, packaging and safety of food in the United States. Both the FDA and the USDA regulate manufacturing practices for foods through food safety regulations, specify the standards of identity for certain foods, including many of the products we sell, and prescribe the format and content of certain information required to appear on food product labels. Our manufacturing facility in Austin, Texas is subject to regular inspection by the USDA, and our products containing meat and poultry are subject to USDA regulation. The USDA has jurisdiction over our Rao’s Homemade, Rao’s Made for Home, Rao’s Homestyle and Michael Angelo’s sauces, soups and frozen entrées containing at least 3% raw or 2% cooked meat or poultry, and our and our U.S. co-packers’ facilities producing these products are subject to inspection by the USDA, with an inspector regularly present in our establishment when it is producing meat or poultry products. The FDA has jurisdiction over all of our other products with no meat or poultry content and conducts inspections on a more intermittent basis.
We are also subject to the FDA Food Safety Modernization Act, which, among other things, amended the Federal Food, Drug, and Cosmetic Act to require FDA-regulated food facilities to develop and implement a written food safety plan including a hazard analysis and preventive controls program to minimize or prevent food safety hazards. The FDA also enforces the Public Health Service Act and regulations issued thereunder, which authorizes regulatory activity necessary to prevent the introduction, transmission or spread of communicable diseases. In addition, the USDA requires that establishments under its jurisdiction develop and implement HACCP plans, which require establishments to conduct a hazard analysis and implement critical control points to reduce or eliminate reasonably foreseeable food safety hazards, and Sanitation Standard Operating Procedures, which detail procedures to ensure sanitary conditions in the establishment. We are subject to numerous other federal, state and local regulations involving such matters as the licensing and registration of our manufacturing facilities, enforcement by government health agencies of standards for our products, inspection of our facilities and regulation of our trade practices in connection with the sale of food products.
We believe our facilities and manufacturing practices are in material compliance with all government regulations applicable to our business.
Labeling Regulations
We are subject to various labeling requirements with respect to our products at the federal, state and local levels. At the federal level, the FDA has authority to review product labels, labeling and, increasingly, website and social media content, the FTC has the primary authority to regulate advertising materials, including online and television advertisements, to determine if advertising materials are misleading, while the USDA requires producers of USDA-regulated products to obtain premarket approval of labels. In addition, we are subject to various state and local consumer protection laws, including laws that allow for private class action litigation challenges to the labeling, marketing and advertising of foods. We are also subject to the disclosure requirements of California’s Proposition 65, which requires businesses to provide warnings prior to any exposures to a chemical listed by California as a carcinogen or as having reproductive or developmental effects, including food products.
We believe we are in material compliance with all labeling laws and regulations applicable to our business.
Milk Regulations
The FDA publishes the Grade A Pasteurized Milk Ordinance (the “PMO”), which includes administrative and technical requirements for production, transportation, processing, handling, sampling, examination, labeling and sale of all Grade “A” milk. Some of our products containing milk, including our yogurt products, are subject to compliance with the PMO, in addition to the above-described general regulatory requirements for manufacturing foods. Our products are also subject to manufacturing and labeling requirements for dairy products under state laws, including California state law, which do not always mirror federal requirements.
In addition, the federal government establishes minimum prices that we must pay to producers in federally regulated areas for raw milk. Raw milk delivered to our facilities is tested to determine the percentage of butterfat and other milk components, and we pay our suppliers for the raw milk based on the results of these tests. The federal government’s minimum prices for Class II milk vary depending on the processor’s geographic location or sales area and the type of product manufactured. Federal minimum prices change monthly. Class II raw skim milk prices (which are the minimum prices we are required to pay for raw milk that is processed into Class II products, such as yogurt) for each month are announced by the federal government during the immediately preceding month. Some states have established their own rules for determining minimum prices for raw milk. In addition to the federal or state minimum prices, we also may pay producer premiums, procurement costs and other related charges that vary by location and supplier.
We believe that we are in material compliance with all milk regulations applicable to our business.
Employee Safety Regulations
We are subject to certain occupational health and safety laws, regulations and directives, including regulations issued pursuant to the U.S. Occupational Safety and Health Act, which require us to comply with certain manufacturing safety standards to protect our employees from accidents and injuries.
We believe that we are in material compliance with all employee safety regulations applicable to our business.

Environmental Regulations
We are subject to various local, state and federal environmental laws, regulations and directives that regulate, among other things, environmental protection and the use, generation, storage, handling, release and disposal of hazardous substances, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Federal Insecticide, Fungicide and Rodenticide Act and the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, and analogous state laws. As a food manufacturer, our primary environmental compliance obligations relate to wastewater and solid waste generated by our manufacturing operations and ammonia and Freon used in our refrigerant systems, all of which are subject to special handling requirements. If we fail to comply with such laws, regulations and directives or fail to obtain and comply with any requisite permits, we could face substantial fines and penalties, possible revocation of our permits or the imposition of limitations or prohibitions on our operations.
We believe that we are in material compliance with the environmental laws, regulations and directives applicable to our business; however, there can be no assurance that we are in full compliance with all environmental laws, regulations and directives or that we will be able to comply with any future requirements or changes in such laws, regulations and directives without significant costs. We do not expect the cost of our continued compliance to have a material impact on our capital expenditures, earnings, cash flows or competitive position in the foreseeable future; however, new environmental laws or regulations may be enacted or environmental laws may change or become more stringent over time. If that happens, we do not know whether such changes would require us to make significant, but currently unexpected expenditures.
Legal Proceedings
From time to time, we may become involved in actions, claims, suits and other legal proceedings arising in the ordinary course of our business, including lawsuits or claims relating to product labelling, product recalls and product liability as well as the marketing of our products, intellectual property, contracts, employment matters, environmental matters or other aspects of our business. We are not currently a party to any actions the outcome of which would, individually or in the aggregate, have a material adverse effect on our business, financial condition and results of operations if determined adversely to us.

MANAGEMENT
Directors and Executive Officers
The following table sets forth the names and ages, as of June 26, 2021, of the individuals who will serve as our executive officers and members of our Board at the time of the offering.
Name	Age	Position
Todd R. Lachman	58	Founder, President and Chief Executive Officer; Director
Christopher W. Hall	60	Chief Financial Officer
Wendy K. Behr	52	Chief R&D Officer
Risa Cretella	41	Executive Vice President and Group General Manager
Richard P. Greenberg	44	Chief Commercial Officer
Katie Gvazdinskas	42	Chief Human Resources Officer
Kirk A. Jensen	47	Chief Supply Chain Officer
Isobel A. Jones	54	Chief Legal Officer and General Counsel; Secretary
Lisa Y. O’Driscoll	47	Chief Administrative Officer
Jason D. Vieth	48	Executive Vice President and Group General Manager
William R. Johnson	72	Chairman of the Board
Jefferson M. Case	44	Director
Robert Graves	54	Vice President, Strategic Initiatives; Director
Dan Poland	58	Director
David Roberts	37	Director
Our Executive Officers
Todd R. Lachman
Mr. Lachman has served as our President and Chief Executive Officer since January 2017 and has served as a director since January 2017.
Prior to joining Sovos, Mr. Lachman served as operating partner of Altamont Capital Partners, a private equity firm, from May 2015 to March 2016 and a senior advisor to Advent from March 2016 to January 2017.
For over 25 years, Mr. Lachman has delivered growth and value creation for some of the largest CPG companies in the United States. Prior to May 2015, Mr. Lachman served as global president of Mars Petcare, served as president of Mars Chocolate North America and Latin America and held various positions at Del Monte Foods Company, the H.J. Heinz Company and The Procter & Gamble Company. Mr. Lachman currently serves on the board of a private company.
He earned his B.A. in economics and art history from Colby College and his M.B.A. from the Northwestern University Kellogg School of Management.
We believe Mr. Lachman’s experience and perspective as our founder and Chief Executive Officer as well as his extensive CPG experience make him well qualified to serve as a director.
Christopher W. Hall
Mr. Hall has served as our Chief Financial Officer since November 2019.
Prior to joining Sovos, Mr. Hall served as chief financial officer of Woodbolt Distribution LLC (Nutrabolt), a nutritional life science company, from March 2017 to November 2019 and chief financial officer of Sabra Dipping Company, LLC, a producer of refrigerated dips and spreads, from April 2015 to

March 2017. Prior to April 2015, Mr. Hall held various positions for PepsiCo, Inc. and its operating divisions and subsidiaries, including Quaker Foods North America, Frito-Lay Canada and Frito-Lay, Inc.
He earned his B.A. in marketing from Indiana University and his M.B.A. from the University of Texas.
Wendy K. Behr
Ms. Behr has served as our Chief R&D Officer since October 2020.
Prior to joining Sovos, from September 2019 to October 2020, Ms. Behr served as product and supply innovation consultant of Concept to Commercialization Integrated Solutions, a growth and innovation business consultancy. Ms. Behr served as vice president, coffee R&D and packaging innovation of Keurig Dr. Pepper Inc., a beverage company, from February 2018 to October 2019 and senior vice president, R&D and corporate sustainability of WhiteWave Foods Company, a consumer packaged food and beverage company, from January 2013 to December 2017. Prior to January 2013, Ms. Behr held various positions for Diageo plc, Kraft Foods, Inc. and Givaudan Roure.
She earned her B.S.in chemical engineering from the University of Illinois and her master of nutrition science of policy and certificate in graduate studies in sustainable agriculture and food systems from Tufts University.
Risa Cretella
Ms. Cretella manages our Dinners and Sauces operating segment and has served as our Executive Vice President and Group General Manager since April 2020. From September 2018 until March 2020, Ms. Cretella served as our Senior Vice President, Group Manager. Ms. Cretella joined us as General Manager, Rao’s Homemade in April 2018.
Prior to joining Sovos, Ms. Cretella served as senior vice president of marketing and frozen leadership brands and held various other management positions for Pinnacle Foods, Inc., a manufacturer, marketer and distributor of high-quality branded food products, from January 2013 to March 2018. Prior to January 2013, Ms. Cretella held various positions for the J.M. Smucker Company.
She earned her B.A. in marketing from the University of Notre Dame and her M.B.A. from Kent State University.
Richard P. Greenberg
Mr. Greenberg has served as our Chief Commercial Officer since May 2019. Mr. Greenberg also served as a General Manager for Noosa Yoghurt, one of our subsidiaries, from September 2019 to January 2020 and served as our Chief Customer Officer from June 2017 to May 2019.
Prior to joining Sovos, from September 2016 through June 2017, Mr. Greenberg served as general manager and chief customer officer of Henkel Consumer Goods, a consumable goods company. Prior to Henkel Consumer Goods acquiring Sun Products Corporation in 2016, Mr. Greenberg held various management and executive positions for Sun Products Corporation, a provider of laundry detergent, fabric softeners and other household products, from January 2013 to September 2016. Prior to January 2013, Mr. Greenberg held various positions for the Kashi Company, the Kellogg Company and Aramark Corporation. Mr. Greenberg currently serves on the board of a private company.
He earned his B.S. in business from Penn State University.
Katie Gvazdinskas
Ms. Gvazdinskas has served as our Chief Human Resources Officer since July 2021. Ms. Gvazdinskas also served as our Vice President, People and Organization from February 2019 to July 2021.
Prior to joining Sovos, Ms. Gvazdinskas served as vice president of global talent management and total rewards for Crocs, Inc., a casual footwear retailer, from July 2014 to June 2017. Prior to July 2014, Ms.Gvazdinskas held various management positions for Crocs, Inc.

She earned her B.A. in liberal arts and sciences at Northern Arizona University.
Kirk A. Jensen
Mr. Jensen has served as our Chief Supply Chain Officer since May 2018.
Prior to joining Sovos, Mr. Jensen served as chief supply chain officer and vice president of manufacturing of Snyder’s-Lance, Inc. from April 2017 to April 2018 and from March 2016 to April 2017, respectively. Mr. Jensen also held various management positions for Diamond Foods, Inc., a snack food and culinary nut company, from December 2010 to March 2016. Prior to December 2010, Mr. Jensen held various positions for Darigold, Inc. and Frito-Lay, Inc.
He earned his B.S. in electrical engineering from Oregon State University.
Isobel A. Jones
Ms. Jones has served as our Chief Legal Officer and General Counsel since February 2020 and has served as our Secretary since June 2020.
Prior to joining Sovos, Ms. Jones served as general counsel of Sun Basket, Inc., an e-commerce food company, from June 2017 to July 2019. Ms. Jones was a contract attorney for the law firm of BraunHagey & Borden LLP from September 2016 to June 2017. She served as executive vice president and general counsel for Diamond Foods, Inc. from October 2014 to February 2016. Prior to October 2014, Ms. Jones served as general counsel and secretary of Annie’s, Inc. and vice president, general counsel and secretary of Peet’s Coffee and Tea, Inc.
She earned her A.B. in East Asian studies and economics from Harvard University and her J.D. from Harvard Law School.
Lisa Y. O’Driscoll
Ms. O’Driscoll has served as our Chief Administrative Officer since July 2021. Ms. O’Driscoll also served as our Chief People Officer from May 2019 to July 2021 and our Senior Vice President, People, Organization and Business Integration from February 2017 to May 2019.
Prior to joining Sovos, Ms. O’Driscoll served as principal, M&A/human capital of Ernst & Young, a network of firms that provide assurance, tax, transaction and advisory services, from May 2016 to January 2017 and a director of Willis Tower Watson PLC, a global advisory, broking and solutions company, from May 2012 to May 2016. Prior to May 2012, Ms. O’Driscoll held various management positions for Diamond Foods, Inc. and Willis Tower Watson PLC.
She earned her B.S.W. from Campbell University.
Jason D. Vieth
Mr. Vieth manages our Breakfast and Snacks operating segment and has served as our Executive Vice President and Group General Manager since October 2020. From April 2020 to October 2020, Mr. Vieth served as our Executive Vice President and General Manager. Mr. Vieth joined us as Senior Vice President and General Manager, Noosa Yoghurt in January 2020.
Prior to joining Sovos, Mr. Vieth served as chief executive officer of poppi, a producer of prebiotic soda, from April 2019 to January 2020 and president of Life Time Fitness’ Life Cafe from April 2017 to April 2020 and held various management positions for WhiteWave Foods Company from January 2008 to April 2017.
He earned his B.S. in finance from Miami University and his M.B.A. from the Northwestern University Kellogg School of Management.
Our Directors
William R. Johnson
Mr. Johnson has served as Chairman of the Board and a director since January 2017.

Mr. Johnson has served as an operating partner of Advent since June 2014. Prior to June 2014, Mr. Johnson held various management and executive positions, including chairman, president and chief executive officer, for H.J. Heinz Company, a global packaged foods manufacturer. Previously, Mr. Johnson also held various positions for Drackett Company, a manufacturer of household cleaning products, Ralston Purina Company, an animal feed, food and pet food company, and Anderson-Clayton & Co., a food products company. Mr. Johnson currently serves as chairman of the board of United Parcel Service, Inc. and serves on the board of a private company.
He earned his B.A. in political science from the University of California, Los Angeles and his M.B.A. from the University of Texas.
We believe Mr. Johnson’s significant senior management experience gained through over 13 years of service as the chairman and over 15 years as chief executive officer of the H.J. Heinz Company, a corporation with significant international operations and a large, labor intensive workforce, as well as his deep experience in operations, marketing, brand development and logistics make him well qualified to serve as a director. Mr. Johnson has also served as a director on the boards of other CPG companies, including The Clorox Company and PepsiCo, Inc.
Jefferson M. Case
Mr. Case has served as a director since January 2017.
Mr. Case has been a managing director at Advent since January 2014 and served in various positions at Advent since August 2001. Mr. Case also previously served as a director of Party City Holdco Inc., a party goods and Halloween specialty retailer, and a director of Noosa Yoghurt and currently serves as a director on the boards of various private companies.
He earned his B.A. in economics from Davidson College and his M.B.A. from Harvard Business School.
We believe Mr. Case’s experience serving as a director of various companies and his affiliation with Advent, whose managed funds’ common stock holdings represent a majority of our outstanding common stock, make him well qualified to serve as a director.
Robert Graves
Mr. Graves has served as our Vice President, Strategic Initiatives and as a director since November 2018.
Mr. Graves has served as the owner of Morning Fresh Dairy Farm, LLC since May 1989. Previously, Mr. Graves served as co-founder of Noosa Yoghurt from December 2009 to November 2018. Mr. Graves also previously served as a director of Noosa Yoghurt.
We believe Mr. Graves’s role as a co-founder of Noosa Yoghurt makes him well qualified to serve as a director.
Dan Poland
Mr. Poland has served as a director since August 2019.
Mr. Poland has served as chief operating officer of KIND, LLC, a snack company, since July 2019. Previously, Mr. Poland served as executive vice president and chief supply chain officer of Pinnacle Foods, Inc. from January 2018 to January 2019, chief supply chain officer of North American operations of DanoneWave, a business unit of Danone S.A. formed following the acquisition of WhiteWave Foods Company by Danone S.A., from May 2016 to November 2017 and senior vice president of North American supply chain for WhiteWave Foods Company from April 2014 to May 2016. Prior to April 2014, Mr. Poland held various positions for McCain Foods Limited, the H.J. Heinz Company, Nestle S.A. and Gerber Products Corporation.
He earned his B.S. in engineering from Michigan State University and his M.B.A. from the University of Iowa Tippie College of Business.

We believe Mr. Poland’s experience as a chief operating officer of KIND, LLC and his substantial supply chain management experience make him well qualified to serve as a director.
David Roberts
Mr. Roberts has served as a director since January 2017.
Mr. Roberts has been a principal at Advent since January 2017 and served in various positions at Advent since July 2012. Mr. Roberts currently serves as a director on the boards of various private companies and previously served as a director of Noosa Yoghurt.
He earned his B.A. in economics from Princeton University and his M.B.A. from The Wharton School of the University of Pennsylvania.
We believe Mr. Roberts’s experience as a director of various companies and his affiliation with Advent, whose managed funds’ common stock holdings represent a majority of our outstanding common stock, make him well qualified to serve as a director.
Board of Directors
Our business and affairs are managed under the direction of our Board. Our amended and restated certificate of incorporation will provide that our Board consist of between           and            directors. Contemporaneously with this offering, our Board will be composed of           directors divided into three classes, with terms staggered according to class. Class I will initially consist of             directors, Class II will initially consist of           directors and Class III will initially consist of             directors. The Class I directors, whose terms will expire at the first annual meeting of our stockholders following the filing of our amended and restated certificate of incorporation, will be                 . The Class II directors, whose terms will expire at the second annual meeting of our stockholders following the filing of our amended and restated certificate of incorporation, will be                 . The Class III directors, whose terms will expire at the third annual meeting of our stockholders following the filing of our amended and restated certificate of incorporation, will be                 . Beginning at the first annual meeting of stockholders following the earlier of (i) the fifth anniversary of this offering and (ii) a fiscal year end at which our Sponsor and its affiliates hold less than 50% of the voting power of our common stock necessary to elect our directors (the “Sunset”), the directors whose terms expire at such annual meeting and any subsequent annual meeting will be elected to hold office for a one-year term expiring at the next annual meeting of stockholders and until such director’s successor shall have been elected and qualified. The Board will be fully declassified following the third annual meeting after the Sunset with all directors standing for election for one-year terms. See “Description of Capital Stock — Anti-takeover Provisions” for more information.
Director Independence and Controlled Company Exemption
We intend to avail ourselves of the “controlled company” exemption under the corporate governance rules of NASDAQ. Accordingly, we will not be required to have a majority of “independent directors” on our Board as defined under the rules of NASDAQ nor will we be required to have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors. However, we anticipate that our Board will be composed of a majority of independent directors. The “controlled company” exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and NASDAQ, which require that our audit committee be composed of at least three members, one of whom will be independent upon the listing of our common stock, a majority of whom will be independent within 90 days of listing and each of whom will be independent within one year of listing.
If at any time we cease to be a “controlled company” under the rules of NASDAQ, our Board will take all action necessary to comply with the NASDAQ corporate governance rules, including appointing a majority of independent directors to the Board and establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Board Committees
Our Board currently has an audit committee and a compensation committee and, in connection with the consummation of this offering, the Board will also establish a nominating and corporate governance committee. Each committee will have a charter that has been approved by our Board and that will be available on our website. Each committee will have the composition and responsibilities described below. Members serve on our Board committees until their resignations or until otherwise determined by our Board.
Audit Committee
The primary purposes of our audit committee under the committee’s charter will be to assist the Board’s oversight of:
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audits of our financial statements;

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the integrity of our financial statements;

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our process relating to risk management and the conduct and systems of internal control over financial reporting and disclosure controls and procedures;

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the qualifications, engagement, compensation, independence and performance of our independent auditor; and

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the performance of our internal audit function.

Upon the consummation of this offering, our audit committee will be composed of                 ,                 and                 .                 will serve as chair of the audit committee.                 qualifies as an “audit committee financial expert” as such term has been defined by the SEC in Item 407(d) of Regulation S-K. Our Board has affirmatively determined that                 and                 meet the definition of an “independent director” for the purposes of serving on the audit committee under applicable NASDAQ rules and Rule 10A-3 under the Exchange Act. We intend to comply with these independence requirements for all members of the audit committee within the time periods specified under such rules. The audit committee will be governed by a charter that complies with the rules of NASDAQ.
Compensation Committee
The primary purposes of our compensation committee under the committee’s charter will be to assist the Board in overseeing our management compensation policies and practices, including:
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determining and approving the compensation of our executive officers; and

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reviewing and approving incentive compensation and equity compensation policies and programs.

Upon the consummation of this offering, our compensation committee will be composed of                   and                 .                 will serve as chair of the compensation committee. Although we intend to avail ourselves of the “controlled company” exemption under the rules of NASDAQ, we anticipate that our compensation committee will be composed entirely of independent directors. The compensation committee will be governed by a charter that complies with the rules of NASDAQ.
Nominating and Corporate Governance Committee
Upon the consummation of this offering, our Board will establish a nominating and corporate governance committee. The primary purposes of our nominating and corporate governance committee will be to recommend candidates for appointment to the Board and to review the corporate governance guidelines of the Company, including:
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identifying and screening individuals qualified to serve as directors and director succession planning;

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developing, recommending to the Board and reviewing the Company’s corporate governance guidelines;

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coordinating and overseeing the annual self-evaluation of the Board and its committees; and

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reviewing on a regular basis the overall corporate governance of the Company and recommending improvements to the Board where appropriate.

The nominating and corporate governance committee will be comprised of                 ,                   and                 .                 will serve as the chair of the nominating and corporate governance committee. Although we intend to avail ourselves of the “controlled company” exemption under the rules of NASDAQ, we anticipate that our nominating and corporate governance committee will be composed entirely of independent directors. The nominating and corporate governance committee will be governed by a charter that complies with the rules of NASDAQ.
Compensation Committee Interlocks and Insider Participation
The members of our compensation committee during 2020 were William R. Johnson, Jefferson M. Case, David Roberts and Carol Tomé. During 2020, none of our executive officers served (i) as a member of the compensation committee or board of directors of another entity, one of whose executive officers served on our compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose executive officers served on our Board. See the section titled “Certain Relationships and Related Party Transactions” for information about related party transactions involving members of our compensation committee or their affiliates.
Indemnification of Directors and Executive Officers
Our amended and restated certificate of incorporation will provide that we will indemnify our executive officers and directors to the fullest extent permitted by the DGCL.
We intend to enter into indemnification agreements with each of our executive officers and directors prior to the completion of this offering. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.
Code of Business Conduct and Ethics
Prior to the completion of this offering, we will amend our code of business conduct and ethics. A copy of the amended code, which will apply to all of our employees, officers and directors, will be available on our website located at www.sovosbrands.com. Any amendments or waivers from our code for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, to our code will be disclosed on our Internet website promptly following the date of such amendment or waiver.
Corporate Governance Guidelines
Our Board will adopt corporate governance guidelines in accordance with the applicable corporate governance rules of NASDAQ that serve as a flexible framework within which our Board and its committees operate. These guidelines will cover a number of areas including the duties and responsibilities of the Board, director independence, Board leadership structure, majority-voting Board resignation policy, executive sessions, Chief Executive Officer evaluations, management development and succession planning, director nomination, qualification and election, director orientation and continuing education, Board agenda, materials, information and presentations, director access to company employees and independent advisers, Board communication with stockholders and others, director compensation and annual board and committee performance evaluations. A copy of our corporate governance guidelines will be posted on our website.

EXECUTIVE AND DIRECTOR COMPENSATION
The following compensation tables and related disclosure should be read together. This discussion contains forward-looking statements that are based on our current plans and expectations regarding future compensation programs. See “Cautionary Note Regarding Forward-Looking Statements.” Actual compensation programs that we adopt may differ materially from the programs summarized in this discussion.
Overview
This section provides an overview of our executive compensation program, including a narrative description of the material factors necessary to understand the information disclosed in the compensation tables below with respect to our “named executive officers,” or “NEOs,” namely our principal executive officer during fiscal 2020 and our two other most highly compensated executive officers serving at the end of fiscal 2020. Our NEOs for fiscal 2020 were:
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Todd R. Lachman, our Founder, President and Chief Executive Officer and a Director;

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Christopher W. Hall, our Chief Financial Officer; and

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Richard P. Greenberg, our Chief Commercial Officer.

Summary Compensation Table
The following table sets forth certain information relating to the total compensation awarded to, earned by or paid to our NEOs in fiscal 2020.
Name and principal position	Year	Salary	Non-Equity Incentive Plan Compensation(1)	All Other Compensation(2)	Total
Todd R. Lachman President and Chief Executive Officer	2020	$700,000	$1,750,000	$123,687	$2,574,687
Christopher W. Hall Chief Financial Officer	2020	$425,000	$510,000	$21,172	$956,172
Richard P. Greenberg Chief Commercial Officer	2020	$400,200	$620,260	$34,712	$1,055,172

(1)
Represents performance-based amounts earned in fiscal 2020 under our Annual Incentive Plan (as defined herein), and for Mr. Greenberg a one-time $100,000 incentive bonus related to the achievement of sales goals.

(2)
Payments to our NEOs included in the “All Other Compensation” column includes the following:

Name	Long term Disability Insurance Premiums	Life Insurance Premiums	401(k) Matching Contributions	Health Insurance Premiums	Gift	Tax Reimbursements(a)	Total
Todd R. Lachman	$10,581	$37,575	$11,400	$17,388	$775	$47,530	$123,654
Christopher W. Hall	$—	$—	$9,679	$11,256	$775	$58	$21,172
Richard P. Greenberg	$2,001	$1,875	$11,400	$17,388	$775	$2,048	$34,712

(a)
Represents reimbursements by the Company for taxes relating to payments of insurance premiums on behalf of each of the NEOs.

Narrative Discussion of the Summary Compensation Table
In fiscal 2020, we primarily compensated our NEOs through a combination of base salary and annual cash incentive awards. Our NEOs are also entitled to certain other benefits, subject to their enrollment, including a 401(k) plan with matching contributions, life insurance and group health insurance. We cover the tax payments for our NEOs with respect to their life and health insurance premiums.

We did not grant equity awards to our NEOs in 2020. Historically, we granted awards of Incentive Units to our NEOs under the 2017 Plan upon hire and in connection with subsequent equity financing rounds. A portion of these awards are tied to the achievement by Advent of certain specified investment multiples while the remainder are subject to time-based vesting. In connection with this offering, we anticipate that our NEOs will receive shares of our common stock in respect of their Incentive Units and, to the extent the Incentive Units remain subject to vesting, such shares will be restricted shares subject to vesting conditions that are substantially the same as those applicable to the related Incentive Units.
The components of our fiscal 2020 compensation program are described in more detail below:
Base Salary
Base salary is paid to attract and retain qualified talent and is set at a level that is commensurate with the executive’s duties and authorities, contributions, prior experience and sustained performance. The annual base salaries for each of Messrs. Lachman, Hall and Greenberg are set forth in the Summary Compensation Table above in the “Salary” column.
Annual Cash Incentive Awards
In fiscal 2020, we awarded annual cash incentive opportunities to each of our NEOs under the Sovos Annual Cash Incentive Plan (the “Annual Incentive Plan”). We use the Annual Incentive Plan to provide performance-based annual cash incentive awards to motivate and reward eligible employees for the achievement of, meeting and/or exceeding pre-determined performance objectives based on their category of participation. Performance objectives are established annually by our compensation committee for different categories of participation, including Shared Corporate, for employees who have corporate or shared services responsibilities or Brands, for employees who primarily support a particular brand. For fiscal 2021, the Brands category has been changed to an Operating Segment category to reflect our new operating model. Annual cash incentive payments are determined by the level of achievement of the established performance objectives on a weighted basis for the applicable category. For employees, other than our executive officers, the final annual cash incentive payment can also be impacted by the employee’s level of achievement of individual business objectives (IBOs) established at the beginning of the applicable plan year; however, total payments under the Annual Incentive Plan cannot exceed the total “Pool Funding Level” achieved. The Annual Incentive Plan is an important part of our total compensation as it encourages participants to work proficiently toward improving operating performance at the Company.
The performance goals are based on net sales, adjusted EBITDA and cash flow targets, which may vary depending on the applicable category. All of our executive officers, including our NEOs, participate in the Shared Corporate category.
In order for the annual incentive pool to be funded for the Shared Corporate category, the Company must achieve a minimum threshold of 90% of each established performance target for the category. If the minimum performance threshold of 90% of any of the performance targets for the Shared Corporate category is not satisfied, the pool is not funded and no annual cash incentive payments become payable to Shared Corporate category participants, including our NEOs. If the Company achieves the Shared Corporate performance targets exactly, the applicable bonus pool is funded at 100%, and if the Company achieves 120% or more of the Shared Corporate performance targets, the applicable bonus pool is funded at the maximum level of 200%, as illustrated below. The Annual Incentive Plan operates in a similar manner with respect to the Brands category.
Minimum:	90% of Target Performance Metrics	→	50% Annual Incentive Pool Funding Level
Target:	100% of Target Performance Metrics	→	100% Annual Incentive Pool Funding Level
Maximum:	120% of Target Performance Metrics	→	200% Annual Incentive Pool Funding Level
To determine the Annual Incentive Plan payouts, participants are also assigned individual target bonus opportunities as a percentage of their base salary, which percentage is based on their level of responsibility. Each of our NEO’s target bonus opportunity is approved by our Board. For fiscal 2020, our NEOs had the following target bonus opportunities:

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Mr. Lachman: 125%;

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Mr. Hall: 60%; and

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Mr. Greenberg: 65%.

If all performance objectives are achieved at target, our executive officers, including our NEOs, receive a cash payment equal to their target bonus. If performance exceeds or falls short of the targets, then payouts are adjusted according to the level of achievement, as such level of achievement is approved by the compensation committee.
At the beginning of fiscal 2020, our Board approved the performance targets for the Shared Corporate Category, which included for our NEOs, with the following weightings: adjusted net sales (50%), adjusted EBITDA (30%) and cash flow (20%) objectives. Based on achievement of the performance objectives in fiscal 2020, our compensation committee approved a final funding level of 200% of the target annual incentive pool for the Shared Corporate Category, resulting in the following payments to our NEOs: for Mr. Lachman, $1,750,000, representing 250% of his base salary; for Mr. Hall, $510,000, representing 120% of his base salary; and for Mr. Greenberg, $520,260, representing 130% of his base salary.
Employment Arrangements
The following is a summary of the material terms of the employment arrangements that we have with each of our NEOs, which includes our employment agreement with Mr. Lachman and our offer letters with each of Mr. Hall and Mr. Greenberg.
Todd R. Lachman
We entered into an employment agreement with Mr. Lachman (the “Lachman Employment Agreement”) in January 2017. The Lachman Employment Agreement provides for a four-year term beginning on January 31, 2017, with automatic one-year renewals thereafter. The Lachman Employment Agreement provides that Mr. Lachman will receive a base salary, which will be reviewed annually by our Board and may be increased, but not decreased without Mr. Lachman’s consent, by the board. See the “Summary Compensation Table” above for Mr. Lachman’s base salary for fiscal 2020. The Lachman Employment Agreement also provides that Mr. Lachman is eligible to receive an annual performance-based cash bonus under the Annual Incentive Plan based on his performance, with a target annual bonus equal to 100% of his base salary. Additionally, the Lachman Employment Agreement also provides for awards to be issued to Mr. Lachman under the 2017 Plan and the terms of such awards, which awards were made pursuant to certain Incentive Unit award agreements. See the “Outstanding Equity Awards as of December 26, 2020” table below for more information regarding Mr. Lachman’s outstanding Incentive Units and “Potential Payments upon Termination of Employment or Change of Control” below for more information about the treatment of Mr. Lachman’s outstanding Incentive Units in connection with his termination under certain circumstances.
In addition to the above, Mr. Lachman participates in the employee benefits programs offered by us to our similarly-situated employees.
Mr. Lachman may terminate the Lachman Employment Agreement at any time and for any reason with 60 days’ prior written notice, provided, however, that we may accelerate Mr. Lachman’s last day of employment to any date within the 60-day notice period without converting the resignation into anything other than a voluntary resignation. Mr. Lachman’s employment terminates automatically upon his death. We may terminate Mr. Lachman’s employment for “disability” (as defined in the Lachman Employment Agreement) upon 30 days’ prior written notice or immediately upon written notice for “cause” (as defined below). In the event that Mr. Lachman’s employment is terminated due to his death or disability, we must provide Mr. Lachman’s beneficiaries with the Accrued Benefits (as defined below) and a pro rata portion of Mr. Lachman’s annual bonus for the year in which his death or disability occurred.
If we terminate Mr. Lachman’s employment without cause, Mr. Lachman terminates his employment for “good reason” (as defined below) or we elect not to renew the Lachman Employment Agreement, then we must provide Mr. Lachman with (i) any unpaid base salary through the date of termination (b) his unpaid annual bonus for the previous fiscal ending on or before the termination date, as applicable, (c) following submission of proper expense reports by Mr. Lachman, reimbursement for expenses properly incurred under the terms of the Lachman Employment Agreement, and (d) all other accrued payments, benefits or fringe benefits to which he is entitled (collectively, the “Accrued Benefits”) and (ii) subject to Mr. Lachman’s execution and non-revocation of a waiver and release of claims and continued compliance with the applicable obligations and restrictive covenants in the Employment Agreement, (x) a pro rata portion of his annual bonus for the year in which the termination occurs, (y) an amount equal to his target annual bonus plus two times his base salary and (z) to the extent Mr. Lachman elects continued Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) coverage, the applicable COBRA premiums for medical, dental and vision benefits for Mr. Lachman and his eligible dependents for a period of up to 18 months.
For purposes of the Lachman Employment Agreement, “good reason” means the occurrence of one or more of the following conditions, without Mr. Lachman’s consent: (i) a reduction in Mr. Lachman’s title or a material reduction in his responsibility and authority, which is deemed to occur if Mr. Lachman becomes the chief executive officer of a division or subsidiary of an operating company in lieu of being the chief executive officer of our ultimate parent operating company, including following a change in control, (ii) a reduction in his annual base salary or target annual bonus; (iii) a change in his reporting obligations such that he no longer reports directly to the Board; (iv) relocation of his place of employment or our headquarters outside the San Francisco Bay area or (v) a material breach of the Employment Agreement by us, provided that any such condition will only constitute good reason if Mr. Lachman notifies us within 60 days after becoming aware of an event that would constitute good reason and we have not remedied the alleged event within 30 days of such notice.
For purposes of the Lachman Employment Agreement, “cause” means Mr. Lachman’s (i) willful failure or refusal to substantially perform his employment duties, (ii) willful misconduct or gross negligence in the performance of his duties, (iii) willful failure to act in good faith in accordance with specific, reasonable and lawful instructions from our Board, (iv) indictment for, conviction of, or pleading nolo contendere to, a felony, or a crime of moral turpitude that has a material effect on us, (v) intentional theft from, fraud on or embezzlement from us or our affiliates or (vi) material breach of the Lachman Employment Agreement, provided that with respect to items (i), (iii) and (vi), any such action will only constitute cause if the Board notifies Mr. Lachman in writing of such action and Mr. Lachman has not remedied the action within 30 days of such notice.
The Lachman Employment Agreement includes customary confidentiality provisions, as well as provisions relating to assignment of inventions and non-solicitation of our employees.
Christopher W. Hall
We entered into an offer letter with Mr. Hall on July 17, 2019 (the “Hall Offer Letter”) pursuant to which Mr. Hall serves as our Chief Financial Officer. The Hall Offer Letter provides for a base salary that may be increased annually based on merit. See the “Summary Compensation Table” above for Mr. Hall’s base salary for fiscal 2020. Pursuant to the Hall Offer Letter, Mr. Hall is entitled to participate in the Annual Incentive Plan at a target rate of 60% his annual eligible base salary and Mr. Hall received a grant of 3,500 Incentive Units under the 2017 Plan pursuant to a separate Incentive Unit award agreement. See the “Outstanding Equity Awards as of December 26, 2020” table below for more information regarding Mr. Hall’s outstanding Incentive Units.
Mr. Hall is also party to a confidentiality agreement with the Company. Mr. Hall participates in the employee benefits programs offered by us to our similarly-situated employees.
Pursuant to our Executive Severance Plan (defined below), if Mr. Hall’s employment is involuntarily terminated by the Company without “cause” (as such term is defined in the Executive Severance Plan and excluding a termination as a result of the participant’s death or disability) at any time or, within 12 months following a “change in control” (as defined in the Executive Severance Plan), Mr. Hall resigns for “good reason” (as defined in the Executive Severance Plan), Mr. Hall is eligible to receive (i) the continued payment of his base salary for a period of six months, (ii) an amount equal to 0.5 times his annual target bonus for the year of termination, (iii) a pro-rata portion of his annual bonus based on Company performance in the fiscal year of his termination and (iv) up to six months of continued health benefits. In addition, under

Mr. Hall’s Incentive Unit award agreement, he will be entitled to accelerated vesting of his unvested Time-Based Incentive Units outstanding immediately prior to a change in control (as defined in the agreement). For more information about the severance amounts payable to Mr. Hall, see “Executive Severance Plan” below.
Richard P. Greenberg
We entered into an offer letter with Mr. Greenberg on March 20, 2017 (the “Greenberg Offer Letter”), pursuant to which Mr. Greenberg served as our Chief Customer Officer and now serves as our Chief Commercial Officer. The Greenberg Offer Letter provides for a base salary that may be increased annually based on merit. See the “Summary Compensation Table” above for Mr. Greenberg’s base salary for fiscal 2020. Pursuant to the Greenberg Offer Letter, Mr. Greenberg is entitled to participate in the Annual Incentive Plan at a target rate of 50% his annual eligible base salary. We also granted Incentive Unit awards to Mr. Greenberg pursuant to certain Incentive Unit award agreements. See the “Outstanding Equity Awards as of December 26, 2020” table below for more information regarding Mr. Greenberg’s outstanding Incentive Units.
Mr. Greenberg is also party to a confidentiality agreement with the Company. Mr. Greenberg participates in the employee benefits programs offered by us to our similarly-situated employees.
If Mr. Greenberg’s employment is involuntarily terminated, Mr. Greenberg is eligible to receive the continued payment of his base salary for a period of one year as well as a pro-rata portion of his annual bonus based on Company performance in the fiscal year of his termination and up to one year of continued health benefits. In addition, under Mr. Greenberg’s Incentive Unit award agreements, he will be entitled to accelerated vesting of his unvested Time-Based Incentive Units outstanding immediately prior to a change in control (as defined in the agreement).
2017 Equity Incentive Plan
The 2017 Plan provides for the grant of Incentive Units to our employees, independent directors and other service providers, as well as to directors, employees and other service providers of our subsidiaries or affiliates. The maximum number of Incentive Units available for issuance to participants pursuant to awards under the 2017 Plan is 83,614 Incentive Units. A total of           Incentive Units are subject to outstanding awards under the 2017 Plan as of           , 2021. After completion of this offering we do not intend to grant any further awards under the 2017 Plan.
Outstanding Equity Awards as of December 26, 2020
The following table sets forth certain information with respect to outstanding unvested Incentive Units awarded under the 2017 Plan held by our NEOs as of December 26, 2020. The amounts provided in this table reflect the issuance of shares of our restricted common stock to the NEOs in respect of their unvested Incentive Units as of December 26, 2020, immediately prior to the offering. Holders of vested Time-Based Incentive Units will receive shares of our common stock and holders of unvested Time-Based Incentive Units and Performance-Based Incentive Units will receive shares of restricted common stock pursuant to a restricted stock agreement with us and the Partnership. For purposes of estimating the number of shares issuable to the holders of the Time-Based Incentive Units and Performance-Based Incentive Units, we deemed all of the Incentive Units vested and assumed a hypothetical liquidation of the Partnership based on a value equal to the initial public offering price of $       per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). The actual number of shares of restricted common stock subject to time-based vesting and performance-based vesting is dependent upon the final public offering price in this offering. Pursuant to the applicable restricted stock agreements, any shares of restricted common stock issued to holders of Incentive Units that do not vest will be forfeited to the

Partnership and distributed to the limited partners when the Partnership is liquidated. For a more detailed description of the treatment of interests in the Partnership see the “Basis of Presentation” herein.
	Stock Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Todd R. Lachman(4)	6/7/2017	(5)
	8/29/2017	(5)
	5/1/2019	(6)
Richard P. Greenberg	6/26/2017	(7)
	8/23/2017	(8)
	5/1/2019	(6)
Christopher W. Hall	11/14/2019	(9)

(1)
Represents the number of shares of restricted common stock to be issued in respect of the Time-Based Incentive Units (the “Time-Based Restricted Stock Awards”) previously awarded under the 2017 Plan. The number of shares of restricted common stock to be issued is calculated based on the final public offering price in this offering. The table above assumes an initial public offering price of $       per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). Any Time-Based Restricted Stock Awards that do not vest will be forfeited to the Partnership.

(2)
The market value of the restricted stock awards was determined assuming an initial public offering price of $       per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

(3)
Represents the number of shares of restricted common stock to be issued in respect of the Performance-Based Incentive Units (the “Performance-Based Restricted Stock Awards”) previously awarded under the 2017 Plan. The number of shares of restricted common stock to be issued is calculated based on the final public offering price in this offering. The table above assumes an initial public offering price of $       per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). Any Performance-Based Restricted Stock Awards that do not vest will be forfeited to the Partnership. The Performance-Based Restricted Stock Awards vest based on Advent’s receipt of aggregate cash amounts (including marketable securities as such term is defined in the Incentive Unit award agreements) representing at least an MOIC of 2.0 MOIC, 2.5 MOIC, 3.0 MOIC, and 4.0 MOIC, as applicable, with linear interpolation between MOIC achievement levels. Performance will be measured on a change in control or as Advent sells shares of our common stock following this offering. Performance will also be measured on the earlier of (i) the 30 month anniversary of this offering and (ii) the point in time when Advent owns 25% or less of the shares it held before this offering, with, in each case, all shares still held by Advent at such time valued at the average trading price over a period of 30 consecutive days. Within 30 days of the 30-month anniversary of this offering, each of Messrs. Lachman, Greenberg and Hall may elect not to have performance measured on the 30-month anniversary of this offering and instead have performance measured at the point in time when Advent owns 25% or less of the shares it held before this offering. The Performance-Based Restricted Stock Awards that vest on achievement of 2.0 MOIC are also eligible to vest if Advent’s receipt of aggregate cash amounts, including the value of our shares held by Advent following this offering (valuing such shares at the average trading price over the first 30 consecutive days after this offering), would result in Advent’s achievement of 2.0 MOIC. Vesting of Performance-Based Restricted Stock Awards is subject to continued employment on the applicable measurement date, except as described in the section titled “Potential Payments upon Termination of Employment or Change of Control — Treatment of Incentive Units” below.

(4)
Includes shares of restricted common stock held by family trust.

(5)
Vesting commenced 1/31/2017 at a rate of 6.25% per quarter, subject to continued employment.

(6)
Vesting commenced 11/20/2018 at a rate of 6.25% per quarter, subject to continued employment. The Time-Based Restricted Stock Awards issued to Mr. Lachman will accelerate and vest on certain qualifying terminations of employment, as described in the section titled “Potential Payments upon Termination of Employment or Change of Control — Treatment of Incentive Units” below.

(7)
Vesting commenced 6/1/2017 at a rate of 6.25% per quarter, subject to continued employment.

(8)
Vesting commenced 7/18/2017 at a rate of 6.25% per quarter, subject to continued employment.

(9)
Vesting commenced 11/12/2019 at a rate of 6.25% per quarter, subject to continued employment.

Executive Severance Plan
The Sovos Executive Severance Plan (the “Executive Severance Plan”) will take effect upon the consummation of this offering and applies to our senior executive team members and senior vice presidents (other than Messrs. Lachman and Greenberg, who will be entitled to severance as described in the “Employment Agreements” section above).
The Executive Severance Plan provides that (i) upon a termination of a participant’s employment at any time by the Company without “cause” (as such term is defined in the Executive Severance Plan and excluding a termination as a result of the participant’s death or disability), or (ii) a resignation of employment by the participant for “good reason” (as such term is defined in the Executive Severance Plan) at any time during the period beginning on the date a “change in control” (as defined in the Executive Severance Plan) is consummated and ending on the 12-month anniversary of such date the participant will be entitled to receive, subject to the execution and delivery of a general release and waiver of claims in favor of the Company and related parties: (a) continuation of the participant’s base salary for six months, (b) an amount equal to 0.5 times the participant’s annual target bonus for the year in which the termination occurs, (c) a pro rata portion of the participant’s annual bonus for the year in which the termination occurs based on actual performance results achieved by us during such year and (d) reimbursement of the premiums required to continue the participant’s group health plan coverage under COBRA for up to six months.
If a participant is party to an employment agreement, offer letter, or other contractual arrangement with us that contains severance compensation that is more favorable than the severance compensation provided under the Executive Severance Plan, then the Executive Severance Plan shall not be applicable to such participant.
In addition, if any of the payments or benefits provided for under our Executive Severance Plan together with any other payments or benefits would constitute “parachute payments” within the meaning of Section 280G of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and could be subject to the related excise tax, the participant will receive either full payment of such payments and benefits or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the participant.
Potential Payments upon Termination of Employment or Change of Control
As discussed above under “Employment Arrangements,” the Lachman Employment Agreement and Mr. Greenberg’s employment arrangements with us provide for certain severance payments in connection with their respective terminations under certain circumstances. For Mr. Hall, any severance payments for which he is eligible is provided under our Executive Severance Plan. Additionally, each of the NEOs’ Incentive Unit award agreements provide for the treatment of the outstanding Time-Based and Performance-Based Incentive Units in connection with certain termination scenarios and a change in control.
Treatment of Incentive Units
The terms of each NEO’s Incentive Unit award agreement provides for the following treatment of vested and unvested Incentive Units in connection with qualifying terminations of employment or a change in control. All references to “change in control” in this section refer to such term as it is defined in the second amended and restated agreement of limited partnership of the Partnership.
Mr. Lachman
Under the Incentive Unit agreements that we entered into with Mr. Lachman, following this offering, in the event of a termination of Mr. Lachman’s employment without cause, for good reason or due to his death or disability (each, a “Qualifying Termination”), any unvested Time-Based Incentive Units granted to Mr. Lachman will accelerate and vest in full as of such Qualifying Termination. The terms “cause” and

“good reason” are as defined in Mr. Lachman's employment agreement. Upon the consummation of a change in control, the unvested portion of the Time-Based Incentive Units held by Mr. Lachman will become fully vested, subject to continued employment on the date of such change in control.
In the event of a Qualifying Termination, Performance-Based Incentive Units held by Mr. Lachman will remain outstanding and eligible to vest. In the event of a termination of Mr. Lachman’s employment for any reason other than a Qualifying Termination, the unvested portion of the Time-Based and Performance-Based Incentive Units are forfeited and cancelled.
The vested portion of the Time-Based and Performance-Based Incentive Units are forfeited and cancelled in the event of (i) the termination of Mr. Lachman’s employment for cause (as such term is defined in the Incentive Unit award agreements), (ii) Mr. Lachman’s resignation when grounds for cause exist or (iii) Mr. Lachman’s breach of certain restrictive covenants following a termination of employment.
Messrs. Greenberg and Hall
Upon the consummation of a change in control, the unvested portion of the Time-Based Incentive Units held by Messrs. Greenberg and Hall will become fully vested, subject to continued employment on the date of such change in control.
In the event of a termination of Messrs. Greenberg or Hall for any reason, the unvested portion of the Time-Based and Performance-Based Incentive Units are forfeited and cancelled. The vested portion of the Time-Based and Performance-Based Incentive Units are forfeited and cancelled in the event of (i) the termination of such named executive officer’s employment for cause (as such term is defined in the Incentive Unit award agreements), (ii) such named executive officer’s resignation when grounds for cause exist or (iii) such named executive officer’s breach of restrictive covenants following a termination of employment.
Anticipated Changes to our Compensation Program Following this Offering
In connection with this offering, we plan to adopt incentive plans, under which we will be permitted to grant equity and cash-based incentive awards. In addition, we may make revisions to our compensation program.
2021 Equity Incentive Plan
In connection with this offering, we plan to adopt a new equity incentive plan, the 2021 Plan. The 2021 Plan provides flexibility to motivate, attract and retain the service providers who are expected to make significant contributions to our success and allow participants to share in such success.
Director Compensation
Any director who is an employee receives no additional compensation for services as a director or as a member of a committee of our Board. Compensation for our non-employee directors (other than Jefferson M. Case and David Roberts, who are not compensated for their service as directors) for fiscal 2020 included an annual cash retainer of $125,000 for our non-executive chairman, $100,000 for non-employee directors and an additional $25,000 for our audit committee chair, payable quarterly. Certain of our directors previously were granted Incentive Units under our 2017 Plan, but did not receive any additional Incentive Units in fiscal 2020. As discussed above, it is anticipated that in connection with the offering outstanding Incentive Units will convert into shares of our common stock or, to the extent subject to vesting, our restricted common stock.
The following table sets forth information concerning the compensation of our non-employee directors for fiscal 2020:
Name	Fees Earned or Paid in Cash
William R. Johnson	$125,000(1)
Jefferson M. Case	—
Robert Graves	—

Name	Fees Earned or Paid in Cash
Dan Poland	$100,000
David Roberts	—
Carol Tomé	$125,000(2)

(1)
For Mr. Johnson, reflects $125,000 for service as our board chairman.

(2)
For Ms. Tomé, reflects $100,000 for service as a non-employee director and $25,000 for service as our audit committee chair.

The following includes the aggregate number of Time-Based Restricted Stock Awards and Performance-Based Restricted Stock Awards to be issued in respect of the Incentive Units granted to each of our non-employee directors who served on our Board during fiscal 2020: William R. Johnson:     ; Jefferson M. Case: 0; Robert Graves: 0; Dan Poland:     ; David Roberts 0; and Carol Tomé:     . The foregoing number of shares was determined assuming a conversion price of $      per share (the midpoint of the estimated public offering range set forth on the cover page of this prospectus). The Performance-Based Restricted Stock Awards vest on the same terms as described above for our NEOs.
Following this offering, we expect to provide compensation to certain of our directors for their service on our board of directors.

PRINCIPAL STOCKHOLDERS
The following table shows information as of August 31, 2021 regarding the beneficial ownership of our common stock as adjusted to give effect to this offering by:
•
each person or group who is known by us to own beneficially more than 5% of our common stock;

•
each member of our Board and each of our named executive officers; and

•
all members of our Board and our executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.
Percentage of beneficial ownership is based on shares of common stock outstanding as of August 31, 2021 and        shares of common stock outstanding after giving effect to this offering, assuming no exercise of the underwriters’ option to purchase additional shares, or       shares of common stock, assuming the underwriters exercise their option to purchase additional shares in full, and gives effect to the transactions set forth in “Basis of Presentation” elsewhere in this prospectus. Unvested time-based shares of restricted common stock subject to forfeiture are deemed to be beneficially owned by the holders thereof. Shares of common stock subject to options currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Unless otherwise indicated, the address for each holder listed below is 168 Centennial Parkway, Suite 200, Louisville, Colorado 80027.
	Shares of common stock beneficially owned before this offering		Shares of common stock beneficially owned after this offering (assuming no exercise of the option to purchase additional shares)		Shares of common stock beneficially owned after this offering (assuming full exercise of the option to purchase additional shares)
Name and address of beneficial owner	Number of shares	Percentage of shares	Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% stockholders:
Funds managed by Advent International Corporation
Named executive officers and directors:
Todd R. Lachman
Christopher W. Hall
Richard P. Greenberg
William R. Johnson
Jefferson M. Case
Robert Graves
Dan Poland
David Roberts
All directors and executive officers as a group (15 persons)

*
Represents beneficial ownership of less than 1% of our outstanding common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Set forth below is a description of certain relationships and related person transactions between us or our subsidiaries and our directors, executive officers or holders of more than 5% of our voting securities.
Service and Vendor Related Agreements
Morning Fresh Dairy Farm, LLC (“Morning Fresh”) is an entity owned and controlled by Robert Graves, our Vice President, Strategic Initiatives and a member of our Board.
Morning Fresh regularly purchases inventory from Noosa Yoghurt for sale to its customers. Sales of inventory to Morning Fresh totaled $0.2 million, $0.4 million, $0.3 million and $0.3 million during the 26 weeks ended June 26, 2021, fiscal 2020, fiscal 2019 and the fiscal year ended December 29, 2018 (“fiscal 2018”), respectively. On January 1, 2018, Morning Fresh and Noosa Yoghurt entered into a supply and water discharge agreement (the “Milk Supply and Water Discharge Agreement”) with a base term ending December 31, 2027, with the option available for extension for a total of 15 additional two-year periods. Four years’ advance written notice is required for either party to terminate the Milk Supply and Water Discharge Agreement. Pursuant to the Milk Supply and Water Discharge Agreement, Noosa Yoghurt regularly purchases milk from Morning Fresh for use in our manufacturing processes and repays Morning Fresh for certain capital improvements undertaken at its facilities at our behest, and Morning Fresh accepts treated water produced in connection with our yogurt production on a daily basis. Noosa Yoghurt has agreed to accept up to 3,650,000 gallons of milk, as determined by Morning Fresh, in each year for the duration of the Milk Supply and Water Discharge Agreement. Further, milk purchased pursuant to the Milk Supply and Water Discharge Agreement is priced on a month-to-month basis based on the USDA’s Central Federal Order No. 32 for Class II milk, plus surcharges and premiums, and the published Dairy Farmers of America bill for that month. Noosa Yoghurt paid entities affiliated with Robert Graves $3.4 million, $6.0 million, $6.2 million and $5.2 million under the Milk Supply and Water Discharge Agreement during the 26 weeks ended June 26, 2021, fiscal 2020, fiscal 2019 and fiscal 2018, respectively (fiscal 2018 amounts include amounts prior to Sovos ownership).
In addition, we apply the majority of our solid waste from our Colorado facility to the adjoining farmland, which is owned by Mr. Graves, under a beneficial use determination.
We purchase packaging labels from Fort Dearborn Company (“Fort Dearborn”), an affiliate of our Sponsor. Effective July 15, 2021, Rao’s Specialty Foods entered into a supply agreement (the “Supply Agreement”) with Fort Dearborn. Pursuant to the Supply Agreement, Rao’s Specialty Foods has agreed to purchase all of its pasta and pizza sauce labels from Fort Dearborn. Rao’s Specialty Foods may terminate its obligation to purchase all of its pasta and pizza sauce labels from Fort Dearborn in the event that Fort Dearborn fails to meet certain service levels. The Supply Agreement has a base term ending on December 31, 2024, which will automatically renew for two additional one-year periods. Either party may terminate the agreement on ninety days’ written notice during any renewal period. We paid Fort Dearborn $1.3 million, $1.7 million, $0.7 million and $0.1 million in the 26 weeks ended June 26, 2021, fiscal 2020, fiscal 2019 and fiscal 2018, respectively.
Lease Agreements
On November 20, 2014, Morning Fresh and Noosa Yoghurt entered into a lease agreement, as amended and restated effective as of January 1, 2018 (the “Facilities Lease Agreement”) and a ground lease agreement, as amended and restated effective as of January 1, 2018 (the “Ground Lease Agreement”). The Facilities Lease Agreement and the Ground Lease Agreement each expire on December 31, 2027, with the option available for extension for a total of 15 additional two-year extensions. Four years’ advance written notice is required for Noosa Yoghurt to terminate the Facilities Lease Agreement, and Noosa Yoghurt may terminate the Ground Lease Agreement with six months’ advance written notice or, if the Facilities Lease Agreement terminates, with delivery of written notice. The Facilities Lease Agreement contains an ongoing right of first offer for Noosa Yoghurt to purchase all or any portion of the property and an option for Noosa Yoghurt to purchase the manufacturing facility on or before December 31, 2029 for $4.6 million. The rent for both the Facilities Lease Agreement and the Ground Lease Agreement is subject to annual increases. Noosa Yoghurt paid a total of $0.4 million, $0.7 million, $0.6 million and $0.7 million to

Morning Fresh under the Facilities Lease Agreement and the Ground Lease Agreement during the 26 weeks ended June 26, 2021, fiscal 2020, fiscal 2019 and fiscal 2018, respectively.
Transactions with Directors, Equity Holders and Executive Officers
On January 10, 2019, the Partnership entered into an agreement with Todd R. Lachman, our Founder, President and Chief Executive Officer and a member of our Board, to sell and issue 5,217.3913 Class A units in exchange for a $6.0 million stockholder note (the “Stockholder Note”). Interest on the Stockholder Note accrues and compounds quarterly at a rate equal to the long-term applicable federal rate per annum on the date of issuance on the unpaid principal amount of the Stockholder Note. The federal rate used on the date of issuance was the January 2019 long-term applicable federal rates for purposes of Section 1274(d) of the Code, which was 3.12%. The Stockholder Note was secured by a first priority security interest in and to, and a lien upon and right of set-off against, 8,217.3913 Class A units and 16,634.697 Incentive Units owned by Mr. Lachman. The Stockholder Note would have matured and been paid in full plus all accrued and unpaid interest (the “loan balance”) on January 10, 2028. The loan balance would have become immediately due and payable prior to maturity upon the occurrence of certain events. The Stockholder Note accrued interest in the amounts of $0.2 million and $0.2 million in fiscal 2020 and fiscal 2019, respectively. On February 26, 2021, the Stockholder Note was repaid in full and terminated.
On November 20, 2018, Sovos Intermediate acquired 100% of the outstanding capital stock of Noosa Holdings, Inc. (“Noosa Holdings”) (the “Noosa Acquisition”). Prior to the Noosa Acquisition, an affiliate of Advent was an indirect owner of the majority of the equity of Noosa Holdings, and Robert Graves, our Vice President, Strategic Initiatives and a member of our Board, and William R. Johnson, a member of our Board, each held equity in Noosa Yoghurt. Advent received 188,885.908 Class A units, Mr. Graves received $10.4 million and 36,000.80 Class A units and Mr. Johnson received $0.1 million and 1,914.87 Class A units in connection with the Noosa Acquisition.
Board Compensation
Prior to this offering, we paid certain of our directors $100,000 to $125,000 each in annual board fees for service on our Board. See “Executive and Director Compensation — Director Compensation.”
Following this offering, we expect to pay certain of our directors and the chairs of our committees for their service on our Board and committees of the Board.
Employment Arrangements
We have entered into an employment agreement with Todd R. Lachman and have employment arrangements with other executive officers. See “Executive and Director Compensation — Employment Arrangements.”
Registration Rights Agreement
In connection with this offering, the Company intends to enter into a Registration Rights Agreement with certain of its shareholders. See “Shares Eligible for Future Sale — Lock-up Arrangements and Registration Rights.”
Indemnification Agreements
We intend to enter into indemnification agreements with each of our executive officers and directors prior to the completion of this offering. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.
Policies for Approval of Related Person Transactions
In connection with this offering, our Board will adopt a written related person transaction policy setting forth the policies and procedures for the review and approval or ratification by the audit committee of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of

Regulation S-K under the Securities Act, any transaction, arrangement or series of transactions or arrangements in which we participate (whether or not we are a party) and a related person has or will have a direct or indirect material interest in such transaction. A related person includes (i) our directors, director nominees or executive officers, (ii) any 5% record or beneficial owner of our common stock or (iii) any immediate family member of the foregoing. In reviewing and approving any related party transaction, the audit committee is tasked to consider all of the relevant facts and circumstances, and consideration of various factors enumerated in the policy.

DESCRIPTION OF MATERIAL INDEBTEDNESS
Credit Facilities
On June 8, 2021 (the “Closing Date”), Sovos Intermediate (the “Borrower”) entered into (i) a first lien credit agreement (the “First Lien Credit Agreement”), among the Borrower, Sovos Brands Holdings, Inc., a wholly-owned subsidiary of the Company (“Holdings”), Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent (as amended, the “First Lien Administrative Agent”), and the lenders and issuing banks from time to time party thereto (the “First Lien Lenders”), pursuant to which the First Lien Lenders agreed to provide senior secured credit facilities, consisting of (a) an initial term loan facility in an original principal amount equal to $580.0 million (the “Initial First Lien Term Loan Facility” and the loans thereunder, the “Initial First Lien Term Loans”) and (b) a revolving credit facility in an original principal amount equal to $125.0 million (the “Revolving Facility” and the loans thereunder, the “Initial Revolving Loans”), including a letter of credit facility with a $45.0 million sublimit, and (ii) a second lien credit agreement (as amended, the “Second Lien Credit Agreement” and, together with the First Lien Credit Agreement, the “Credit Agreements”), among the Borrower, Holdings, Owl Rock Capital Corporation, as administrative agent and collateral agent (the “Second Lien Administrative Agent” and together with the First Lien Administrative Agent, the “Administrative Agents”), the lenders from time to time party thereto (the “Second Lien Lenders” and together with the First Lien Lenders, the “Lenders”), pursuant to which the Second Lien Lenders agreed to provide a second lien secured credit facility, consisting of an initial term loan facility in an original principal amount equal to $200.0 million (the “Initial Second Lien Facility” and the loans thereunder, the “Initial Second Lien Loans” and, together with the Initial First Lien Term Loans and the Initial Revolving Loans, collectively, the “Credit Facilities”). The proceeds of the Initial First Lien Term Loans and the Initial Second Lien Loans were used to repay the full amounts outstanding under our Senior Credit Facilities and finance a dividend of $400.0 million to the sole stockholder of Sovos Intermediate, which was ultimately distributed to the limited partners of the Partnership.
Interest Rate and Fees
First Lien Credit Agreement
Borrowings under the First Lien Credit Agreement bear interest, at the Borrower’s option, at a rate per annum equal to either (a) LIBO Rate (as defined in the First Lien Credit Agreement) plus the applicable LIBO Rate spread or (b)  Alternate Base Rate (as defined in the First Lien Credit Agreement) plus the applicable Alternate Base Rate spread.
The applicable LIBO Rate and Alternate Base Rate spreads are calculated based upon the first lien net leverage ratio of the Borrower and its restricted subsidiaries on a consolidated basis, as set forth below.
First Lien Net Leverage Ratio	ABR Spread for Initial First Lien Term Loans	LIBO Rate Spread for Initial First Lien Term Loans	ABR Spread for Initial Revolving Loans	LIBO Rate Spread for Initial Revolving Loans
Category 1
Greater than 3.80 to 1.00	3.25%	4.25%	3.25%	4.25%
Category 2
Less than or equal to 3.80 to 1.00	3.00%	4.00%	3.00%	4.00%
Upon the consummation of transaction or series of related transactions (including any initial public offering) that results in any of the common equity interests of Holdings and/or any parent company thereof being publicly traded on any U.S. national securities exchange or over-the-counter market or any analogous exchange in any other jurisdiction, each pricing level is the above grid shall decrease by 0.50%.
Under the First Lien Credit Agreement, the Borrower must pay the following fees:
•
a commitment fee payable to each revolving lender, which shall accrue at a rate equal to the commitment fee rate set forth in the table below payable on the average daily amount of unused revolving credit commitments, which commitment fee shall be payable quarterly in arrears;

First Lien Leverage Ratio	Commitment Fee Rate
Category 1
Greater than 4.25 to 1.00	0.50%
Category 2
Equal to or less than 4.25 to 1.00 and greater than 3.75 to 1.00	0.375%
Category 3
Equal to or less than 3.75 to 1.00	0.25%

•
an annual administrative agency fee payable to the First Lien Administrative Agent;

•
a participation fee payable to each revolving lender quarterly in arrears at a rate equal to the applicable LIBO Rate margin for Initial Revolving Loans on the daily face amount of such revolving lender’s letter of credit exposure; and

•
a fronting fee to each issuing bank (as such term is defined in the First Lien Credit Agreement) payable quarterly in arrears at a rate agreed to by the applicable issuing bank and the Borrower (not to exceed 0.125% per annum) on the daily face amount of such issuing bank’s letter of credit exposure and such issuing bank’s standard fees with respect to the issuance, amendment, renewal or extension of letters of credit or processing of drawings thereunder.

Second Lien Credit Agreement
Borrowings under the Second Lien Credit Agreement bear interest, at the Borrower’s option, at a rate per annum equal to either (a) the LIBO Rate (as defined in the Second Lien Credit Agreement) plus 8.00% per annum or (b) the Alternate Base Rate (as defined in the Second Lien Credit Agreement) plus 7.00% per annum.
Under the Second Lien Credit Agreement, the Borrower must pay an annual administrative agency fee payable to the Second Lien Administrative Agent.
Voluntary Prepayments
Subject to certain notice requirements, the Borrower may voluntarily prepay outstanding loans under the Credit Facilities in whole or in part without premium or penalty other than (i) under the First Lien Credit Agreement, the Borrower must pay a 1.00% prepayment penalty for repricing transactions that occur within six months after the Closing Date and (ii) under each Credit Agreement, customary “breakage” costs with respect to LIBO Rate loans.
Amortization; Mandatory Prepayments; Final Maturity
The Initial First Lien Term Loans amortize at an annual rate equal to 1.00% per annum, payable in equal quarterly installments of 0.25% of the original principal amount of the Initial First Lien Term Loans. The Initial Revolving Loans and the Initial Second Lien Loans do not require amortization payments.
In addition, the each Credit Agreement requires mandatory prepayments of the Term Loans with:
•
under only the First Lien Credit Agreement, 50% of Excess Cash Flow (as defined in the First Lien Credit Agreement), calculated net of certain voluntary prepayments of indebtedness (in the case of any voluntary prepayment of revolving loans, to the extent accompanied by a permanent reduction of the related commitment) and subject to a de minimis threshold for any fiscal year if the first lien net leverage ratio is greater than 4.25:1.00; provided that such prepayments shall be subject to step downs to (i) 25% if the first lien net leverage ratio for such fiscal year is less than or equal to 4.25:1.00 and greater than 3.75:1.00 and (ii) 0% if the first lien net leverage ratio is less than or equal to 3.75:1.00;

•
100% of the net cash proceeds of certain asset sales and/or insurance/condemnation events above a threshold amount, subject to reinvestment rights and other exceptions; provided that such prepayments shall be subject to step downs to (i) 50% if the first lien net leverage ratio is less than or equal to 4.25:1.00 and greater than 3.75:1.00, (ii) 0% if the first lien net leverage ratio is less than or equal to 3.75:1.00; and

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100% of the net cash proceeds of any issuance or incurrence of debt that is not permitted by each Credit Agreement, subject to certain exceptions.

The Initial First Lien Term Loans mature on June 8, 2028, and the Initial Revolving Loans mature on June 8, 2026. The Initial Second Lien Loans mature on June 8, 2029.
Guarantors
The obligations of the Borrower under each Credit Agreement are required to be guaranteed by Holdings and, subject to customary exceptions, each existing and future wholly-owned domestic subsidiary of the Borrower.
Security
The obligations of the Borrower under the First Lien Credit Agreement are secured by first priority security interests in substantially all of the assets of the Borrower and the guarantors, subject to permitted liens and other customary exceptions. The obligations of the Borrower under the Second Lien Credit Agreement are secured by second priority security interests in substantially all of the assets of the Borrower and the guarantors, subject to permitted liens and other customary exceptions.
Certain Covenants; Representations and Warranties
Each Credit Agreement contains customary affirmative covenants (including reporting obligations) and negative covenants and requires the Borrower to make customary representations and warranties. The negative covenants, among other things and subject to certain exceptions, limit the ability of the Borrower and certain of its subsidiaries to:
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incur or guarantee additional indebtedness;

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create liens securing indebtedness;

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pay dividends or make other distributions in respect of equity;

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make payments in respect of certain subordinated debt;

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enter into burdensome agreements, including agreements with restrictions on the ability of loan parties to grant liens on their assets to secure the Credit Facilities;

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make investments, including acquisitions, loans and advances;

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consolidate, merge, liquidate, wind up or dissolve;

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sell, transfer or otherwise dispose of assets not in the ordinary course of business; and

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amend or otherwise modify the subordination terms of the documentation governing certain restricted debt in a manner that is material adverse to the applicable Lenders.

The negative covenants also (a) limit the ability, subject to certain exceptions, of Holdings to create liens, consolidate or merge and sell, transfer or otherwise dispose of assets not in the ordinary course and (b) specifically prohibit (i) under the First Lien Credit Agreement, (x) the Borrower from distributing, by dividend or otherwise, the capital stock of any Rao’s Entity (as defined therein), (y) the Borrower or any of its restricted subsidiaries from contributing the capital stock of any Rao’s Entity or substantially all of the assets comprising the Rao’s Business (as defined therein) to any unrestricted subsidiary or any restricted subsidiary that is not a loan party or (z) the Borrower or any restricted subsidiary from disposing of the capital stock of any Rao’s Entity or substantially all of the assets comprising the Rao’s Business to any unrestricted subsidiary or any restricted subsidiary that is not a loan party and (ii) under the Second Lien

Credit Agreement, (x) the Borrower from distributing, by dividend or otherwise, the capital stock of any Rao’s Entity (as defined therein), (y) the Borrower or any of its restricted subsidiaries from contributing the capital stock of any Rao’s Entity, MichaelAngelo Entity (as defined therein) or Noosa Entity (as defined therein), as applicable, or the assets comprising the Rao’s Business (as defined therein), MichaelAngelo Business (as defined therein) or Noosa Business (as defined therein), as applicable, to any unrestricted subsidiary or contributing the capital stock of any Rao’s Entity or substantially all of the assets comprising the Rao’s Business to any restricted subsidiary that is not a loan party or (z) the Borrower or any restricted subsidiary disposing of the capital stock of any Rao’s Entity, MichaelAngelo Entity or Noosa Entity, as applicable, to any unrestricted subsidiary or disposing of the capital stock of any Rao’s Entity or substantially all of the assets comprising the Rao’s Business to any restricted subsidiary that is not a loan party.
Financial Covenant
The First Lien Credit Agreement contains a springing financial covenant, which requires the Borrower to maintain a first lien net leverage ratio of consolidated first lien net debt to consolidated EBITDA (with certain adjustments as set forth in the First Lien Credit Agreement) no greater than 6.95:1.00. Such financial covenant is tested only if outstanding revolving loans (excluding any undrawn letters of credit) minus unrestricted cash exceed 35% of the aggregate revolving credit commitments. The financial covenant is subject to customary “equity cure” rights.
Events of Default
Each Credit Agreement contains customary events of default, subject in certain circumstances to specified grace periods, thresholds and exceptions, including, among others, payment defaults, cross- defaults and/or cross-acceleration to certain material indebtedness, covenant defaults, material inaccuracy of representations and warranties, bankruptcy events, material judgments, material Employee Retirement Income Security Act events, change of control and material defects with respect to guarantees and collateral. If an event of default occurs, the lenders would be entitled to take various actions, including acceleration of the loans and termination of the commitments under each Credit Agreement, foreclosure on collateral and all other remedial actions available to a secured creditor. The failure to pay certain amounts owing under the Credit Agreements may result in an increased interest rate equal to 2.00% per annum above the interest rate in effect at such time.
Senior Credit Facilities
In June 2021, we used the proceeds of the Initial First Lien Term Loans and the Initial Second Lien Loans to repay the full amounts outstanding under our Senior Credit Facilities and finance a dividend of $400.0 million to the sole stockholder of Sovos Intermediate, which was ultimately distributed to the limited partners of the Partnership. Our Senior Credit Facilities consisted of (i) an initial term loan facility in an original principal amount equal to $280.0 million, (ii) a revolving credit facility in an original principal amount equal to $45.0 million, including a letter of credit facility with a $15.0 million sublimit, and (iii) an incremental term loan commitment in an original principal amount equal to $100.0 million (collectively, the “Senior Credit Facilities”).

DESCRIPTION OF CAPITAL STOCK
The following is a description of (i) the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the consummation of this offering and (ii) certain applicable provisions of Delaware law. We refer you to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.
Authorized Capitalization
Our authorized capital stock shall consist of           shares of common stock, par value $0.001 per share and           shares of preferred stock, par value $0.001 per share. Following the consummation of this offering,           shares of common stock and no shares of preferred stock shall be issued and outstanding.
Common Stock
Holders of our common stock are entitled to the rights set forth below.
Voting Rights
Directors will be elected by a plurality of the votes entitled to be cast except as set forth below with respect to directors to be elected by the holders of common stock. A director who fails to achieve a majority of votes cast in an uncontested election will be required to offer to resign from the Board, and the remaining directors will determine whether to accept the resignation. Vacancies created by resignations or otherwise may be filled by vote of the remaining directors. Our stockholders will not have cumulative voting rights. Except as otherwise provided in our amended and restated certificate of incorporation or as required by law, all matters to be voted on by our stockholders other than matters relating to the election and removal of directors must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter or by a written resolution of the stockholders representing the number of affirmative votes required for such matter at a meeting.
Dividend Rights
Holders of common stock will share equally in any dividend declared by our Board, subject to the rights of the holders of any outstanding preferred stock.
Liquidation Rights
In the event of any voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.
Registration Rights
Certain of our stockholders will have certain registration rights with respect to our common stock pursuant to a registration rights agreement. See ‘‘Certain Relationships and Related Party Transactions —  Registration Rights Agreement.’’
Other Rights
Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and non-assessable.

Preferred Stock
Our Board is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. Our Board has not authorized the issuance of any shares of preferred stock and we have no agreements or plans for the issuance of any shares of preferred stock.
Anti-takeover Provisions
Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that delay, defer or discourage transactions involving an actual or potential change in control of us or change in our management. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions will be designed to encourage persons seeking to acquire control of us to first negotiate with our Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they will also give our Board the power to discourage transactions that some stockholders may favor, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Accordingly, these provisions could adversely affect the price of our common stock.
Special Meetings of Stockholders
Our amended and restated certificate of incorporation and amended and restated bylaws will provide that special meetings of the stockholders may be called only upon the request of a majority of our Board, our Chair or upon the request of the Chief Executive Officer. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.
Advance Notice of Nominations and Other Business
Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with the advance notice requirements of directors, which may be filled only by a vote of a majority of directors then in office, even though less than a quorum, and not by the stockholders. Our amended and restated bylaws will allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.
Classified Board of Directors and Related Provisions
Our amended and restated certificate of incorporation will provide that our Board will be divided into three classes, with one class being elected at each annual meeting of stockholders with termination staggered according to class. Beginning at the first annual meeting of stockholders following the Sunset, the directors whose terms expire at such annual meeting and any subsequent annual meeting will be elected to hold office for a one-year term expiring at the next annual meeting of stockholders and until such director’s successor shall have been elected and qualified. The Board will be fully declassified following the third annual meeting after the Sunset with all directors standing for election for one-year terms. This initial classified board provision will prevent a third party who acquires control of a majority of our outstanding voting stock from obtaining control of our Board until at least the second annual stockholders meeting following the date the acquiror obtains the controlling interest.
The number of directors constituting our Board is determined from time to time by our Board. Our amended and restated certificate of incorporation will also provide that, subject to any rights of any preferred stock then outstanding, any director may be removed from office at any time but only for cause so long as the Board is classified and only by the affirmative vote of the holders of a majority of the voting power of the shares entitled to vote for the election of directors, considered for this purpose as one class. In addition, our amended and restated certificate of incorporation will provide that any vacancy on the Board, including a vacancy that results from an increase in the number of directors, may be filled only by a majority of the directors then in office or by an affirmative vote of the sole remaining director. This provision, in conjunction with the provisions of our amended and restated certificate of incorporation authorizing our Board to fill vacancies on the board of directors, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.
Stockholder Action by Written Consent
Our amended and restated certificate of incorporation will provide that, from and after the time that our Sponsor and its affiliates collectively own less than 50% of our then outstanding common stock, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.
Section 203 of the DGCL
Our amended and restated certificate of incorporation will provide that the provisions of Section 203 of the DGCL, which relate to business combinations with interested stockholders, do not apply to us. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who owns more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as Board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions will apply even if the business combination could be considered beneficial by some stockholders. Our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203 of the DGCL, but such provisions will not apply to our Sponsor and its affiliates. Although we have elected to opt out of the statute’s provisions, we could elect to be subject to Section 203 in the future.
Amendment to Bylaws and Certificate of Incorporation
Any amendment to our amended and restated certificate of incorporation must first be approved by a majority of our Board and if required by law, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment. Our amended and restated bylaws may be amended by (i) the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws, without further stockholder action or (ii) the affirmative vote of at least a majority of the outstanding shares entitled to vote on the amendment, without further action by our Board.
Exclusive Forum
Our amended and restated certificate of incorporation will provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty or other wrongdoing by any current or former director, officer, employee, agent or stockholder to us or our stockholders, (iii) action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware. Our amended and restated certificate of incorporation will also provide that the foregoing exclusive forum provision does not apply to actions brought to enforce any liability or duty created by the Securities Act or Exchange Act, or any other claim or cause of action for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation will also provide that, unless we consent in writing to an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act or the rules and regulations promulgated thereunder. Pursuant to the Exchange Act, claims arising thereunder must be brought in federal district courts of the United States of America. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in any shares of our capital stock shall be deemed to have notice of and consented to the forum provision in our amended and restated certificate of incorporation. In any case, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. This provision will not apply to claims arising under the Exchange Act or the rules and regulations promulgated thereunder, but will specify that nothing in the provision will preclude or contract the scope of exclusive federal jurisdiction for claims arising under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to this choice of forum provision. These exclusive forum provisions may have the effect of discouraging lawsuits against our directors and officers.
Corporate Opportunities
Our amended and restated certificate of incorporation will provide that neither our Sponsor nor a director affiliated with a Sponsor will have any obligation to offer us an opportunity to participate in business opportunities presented to such Sponsor even if the opportunity is one that we might reasonably have pursued (and therefore may be free to compete with us in the same business or similar businesses), and that, to the extent permitted by law, no Sponsor will be liable to us or our stockholders for breach of any duty by reason of any such activities.
Listing
We intend to apply to have our common stock listed on NASDAQ under the symbol “SOVO.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the perception that sales may occur, could materially adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital in the future.
Sale of Restricted Securities
Upon consummation of this offering, we will have           shares of our common stock outstanding (or           shares, if the underwriters exercise their option to purchase additional shares in full). Of these shares, all shares sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. Of the remaining outstanding shares,           shares will be deemed “restricted securities” under the Securities Act.
Lock-up Arrangements and Registration Rights
In connection with this offering, we, each of our directors, executive officers and certain other stockholders, will enter into lock-up agreements that restrict the sale of our securities for up to 180 days after the date of this prospectus, subject to certain exceptions or an extension in certain circumstances.
In addition, following the expiration of the lock-up period, certain stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under federal securities laws. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.” There will not be any maximum cash penalties or additional penalties resulting from delays in registering our common stock associated with such registration rights. If these stockholders exercise this right, our other existing stockholders may require us to register their registrable securities.
Following the lock-up periods described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.
Rule 144
The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:
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one percent of the total number of shares of our common stock outstanding; or

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the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.
Approximately                 shares of our common stock that are not subject to lock-up arrangements described above will be eligible for sale under Rule 144 immediately upon the closing.
Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.
Rule 701
Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.
Additional Registration Statements
We intend to file a registration statement on Form S-8 under the Securities Act to register             shares of our common stock to be issued or reserved for issuance under our equity incentive plans. Such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
The following is a general discussion of certain U.S. federal income tax consequences to non-U.S. holders (as defined herein) of the purchase, ownership and disposition of our common stock. This discussion does not provide a complete analysis of all potential U.S. federal income tax considerations relating thereto. This description is based on the Code, existing and proposed U.S. Treasury regulations promulgated thereunder, administrative pronouncements, judicial decisions, and interpretations of the foregoing, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is limited to non-U.S. holders (as defined herein) who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code (generally for investment). Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to you in light of your particular circumstances, nor does it discuss special tax provisions, which may apply to you if you are a holder who is subject to special treatment under U.S. federal income tax laws, such as certain financial institutions or financial services entities, insurance companies, tax-exempt entities or governmental organizations, tax-qualified retirement plans, “qualified foreign pension funds” (and entities all of the interests of which are held by qualified foreign pension funds), dealers in securities or currencies, persons who have elected to mark securities to market, entities that are treated as partnerships or other pass-through entities for U.S. federal income tax purposes (and partners or beneficial owners thereof), foreign branches, “controlled foreign corporations,” “passive foreign investment companies,” former U.S. citizens or long-term residents, holders that acquired our ordinary shares in a compensatory transaction, holders subject to special tax accounting rules as a result of any item of gross income with respect to our ordinary shares being taken into account in an applicable financial statement, corporations that accumulate earnings to avoid U.S. federal income tax, persons deemed to sell common stock under the constructive sale provisions of the Code, and persons that hold common stock as part of a straddle, hedge, conversion transaction, or other integrated investment. In addition, this discussion does not address estate or gift taxes, the alternative minimum tax or any state, local or foreign taxes or any U.S. federal tax laws other than U.S. federal income tax laws.
You are urged to consult with your own tax advisor concerning the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock, as well as the application of any state, local, or foreign income and other tax laws or tax treaties.
As used in this section, a “non-U.S. holder” is a beneficial owner of our common stock (other than a partnership or any other entity treated as a pass-through entity for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the United States,

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a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

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an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

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a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

If a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes is a holder of our common stock, the tax treatment of a partner in the partnership or an owner of the other pass-through entity will depend upon the status of the partner or owner and the activities of the partnership or other pass-through entity. Any partnership or other pass-through entity, and any partner in such a partnership or owner of such a pass-through entity, holding shares of our common stock is urged to consult its own tax advisor as to the particular U.S. federal income tax consequences applicable to it.
INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL

INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF OTHER FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND APPLICABLE TAX TREATIES.
Distributions on Common Stock
If we pay distributions on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “— Dispositions of Common Stock.”
Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. federal withholding tax at a 30% rate, subject to the discussion below regarding effectively connected income. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. You are urged to consult your own tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a valid Internal Revenue Service (“IRS”) Form W-8BEN or IRS Form W-8BEN-E (or other applicable form), as applicable, to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent. The non-U.S. holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. Even if our current or accumulated earnings and profits are less than the amount of the distribution, the applicable withholding agent may elect to treat the entire distribution as a dividend for U.S. federal tax purposes. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, generally may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder and, if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States, are generally not subject to such withholding tax. To obtain this exemption, a non-U.S. holder must provide the applicable withholding agent with a valid IRS Form W-8ECI (or applicable successor form) properly certifying such exemption. Such effectively connected dividends, although generally not subject to withholding tax (provided certain certification and disclosure requirements are satisfied), are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to the graduated tax described above, such effectively connected dividends received by corporate non-U.S. holders may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.
Dispositions of Common Stock
Subject to the discussion below on backup withholding and other withholding requirements, gain realized by a non-U.S. holder on a sale, exchange or other disposition of our common stock generally will not be subject to U.S. federal income or withholding tax, unless:
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the gain (i) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States (in which case the special rules described below apply),

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the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of such disposition and certain other conditions are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by certain U.S. source capital losses, provided the non-U.S holder has timely filed U.S. federal income tax returns with respect to such losses), or
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we are, or have been, a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our common stock and the non-U.S. holder’s holding period for our common stock.

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals 50% or more of the sum of the fair market value of (a) its worldwide real property interests and (b) its other assets used or held for use in a trade or business. The tax relating to a disposition of stock in a USRPHC does not apply to a non-U.S. holder whose holdings, actual and constructive, amount to 5% or less of our common stock at all times during the applicable period, provided that our common stock is regularly traded on an established securities market. No assurance can be provided that our stock will be regularly traded on an established securities market at all times for purposes of the rules described above. Although there can be no assurances in this regard, we believe we have not been and are not currently a USRPHC, and do not anticipate being a USRPHC in the future. You are urged to consult your own tax advisor about the consequences that could result if we have been, are or become a USRPHC.
If any gain from the sale, exchange or other disposition of our common stock (1) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individuals, a fixed base) maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to the graduated tax described above, such effectively connected gain realized by corporate non-U.S. holders may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.
Backup Withholding and Information Reporting
Any dividends that are paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns also may be made available to the tax authorities of the country in which the non-U.S. holder resides under the provisions of various treaties or agreements for the exchange of information. Dividends paid on our common stock and the gross proceeds from a taxable disposition of our common stock may be subject to additional information reporting and may also be subject to U.S. federal backup withholding if such non-U.S. holder fails to comply with applicable U.S. information reporting and certification requirements. Provision of an IRS Form W-8 appropriate to the non-U.S. holder’s circumstances will generally satisfy the certification requirements necessary to avoid the additional information reporting and backup withholding.
Backup withholding is not an additional tax. Any amounts so withheld under the backup withholding rules will be refunded by the IRS or credited against the non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.
Other Withholding Taxes
Provisions commonly referred to as “FATCA” impose withholding (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30% on payments of U.S.-source dividends (including our dividends) paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign jurisdiction may modify these requirements. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return containing the required information (which may entail significant administrative burden). Non-U.S. holders are urged to consult their own tax advisors regarding the effects of FATCA on their investment in our common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS, INTERGOVERNMENTAL AGREEMENTS OR TAX TREATIES.

UNDERWRITING
The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.                 and                 are the representatives of the underwriters.
Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
BofA Securities, Inc.
Credit Suisse Securities (USA) LLC
Barclays Capital Inc.
UBS Securities LLC
Cowen and Company, LLC
Piper Sandler & Co.
Stifel, Nicolaus & Company, Incorporated
William Blair & Company, L.L.C.
Telsey Advisory Group LLC
Drexel Hamilton, LLC
Loop Capital Markets LLC
Total
The underwriters are committed to take and pay for all of the shares being offered by the Company, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional                 shares from the Company at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                 additional shares.
	Per Share	Total Without Exercise of Option to Purchase Additional Shares	Total With Full Exercise of Option to Purchase Additional Shares
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The Company and its officers, directors and substantially all of its shareholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.
An application has been made to list the common stock on NASDAQ under the symbol “SOVO.” In order to meet one of the requirements for listing the common stock on NASDAQ, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.
In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NASDAO, in the over-the-counter market or otherwise.
The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $      million. The Company has agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority (“FINRA”) up to $      .
The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS
Weil, Gotshal & Manges LLP, New York, New York, has passed upon the validity of the common stock offered hereby on behalf of us. Certain legal matters will be passed upon on behalf of the underwriters by Latham & Watkins LLP, New York, New York.
EXPERTS
The financial statements as of December 26, 2020 and December 28, 2019, and for each of the two years in the period ended December 26, 2020, included in this Prospectus and the related financial statement schedules included elsewhere in the Registration Statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements and financial statement schedules have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. For purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement, including the exhibits. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.
This registration statement, including its exhibits and schedules, will be filed with the SEC. The SEC maintains a website at (http://www.sec.gov) from which interested persons can electronically access the registration statement, including the exhibits and schedules to the registration statement. We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors.
We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholders and the Board of Directors of Sovos Brands, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Sovos Brands, Inc. and subsidiaries (the “Company”), as of December 26, 2020 and December 28, 2019, the related consolidated statements of operations, stockholders’ equity and cash flows, for each of the two years in the period ended December 26, 2020, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 26, 2020 and December 28, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 26, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
Denver, Colorado
August 5, 2021
We have served as the Company’s auditor since 2017.

SOVOS BRANDS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value and share data)
	December 26, 2020	December 28, 2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$37,026	$30,681
Accounts receivable, net	60,996	43,719
Inventories	47,069	26,735
Prepaid expenses and other current assets	4,388	4,622
Total current assets	149,479	105,757
Property and equipment, net	59,481	65,985
Goodwill	437,290	395,399
Intangible assets, net	491,895	418,823
Other assets	6,681	6,576
TOTAL ASSETS	$1,144,826	$992,540
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$31,170	$21,011
Accrued expenses	65,101	37,620
Current portion of long-term debt	3,818	2,800
Total current liabilities	100,089	61,431
Long-term debt, net of debt issuance costs	360,046	265,798
Deferred income taxes	74,733	69,984
Other liabilities	13,257	11,330
TOTAL LIABILITIES	548,125	408,543
COMMITMENTS AND CONTINGENCIES (NOTE 11)
STOCKHOLDERS’ EQUITY:
Common stock – $.01 par value, 750,000 shares authorized, 613,067 and 613,069 shares issued and outstanding as of December 26, 2020 and December 28, 2019	6	6
Stockholder’s note receivable	(6,000)	(6,000)
Additional paid-in capital	654,454	652,575
Accumulated deficit	(51,759)	(62,584)
TOTAL STOCKHOLDERS’ EQUITY	596,701	583,997
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,144,826	$992,540
The accompanying notes are an integral part of these consolidated financial statements.

SOVOS BRANDS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)
	52-Weeks Ended
	December 26, 2020	December 28, 2019
Net sales	$560,067	$388,004
Cost of sales	373,314	275,386
Gross profit	186,753	112,618
Selling, general, and administrative expenses	124,612	94,480
Depreciation and amortization expenses	24,744	23,771
Impairment of goodwill and intangible assets	—	17,163
Operating income (loss)	37,397	(22,796)
Interest expense	19,895	22,975
Income (loss) before income taxes	17,502	(45,771)
Income tax (expense) benefit	(6,677)	18,626
Net income (loss)	$10,825	$(27,145)
Earnings (loss) per share from net income:
Basic	$17.66	$(44.37)
Diluted	$17.22	$(44.37)
Weighted average shares outstanding:
Basic	613,068	611,860
Diluted	628,486	611,860
The accompanying notes are an integral part of these consolidated financial statements.

SOVOS BRANDS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in thousands, except share amounts)
	Common Stock		Stockholders’ Notes Receivable	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance as of December 29, 2018	603,132	$6	$—	$639,081	$(35,439)	$603,648
Cash contributions from Ultimate Parent	5,123	—	—	5,891	—	5,891
Issuance of note to stockholder	5,217	—	(6,000)	6,000	—	—
Equity-based compensation expense	—	—	—	2,119	—	2,119
Cash contributions to Ultimate Parent	(403)	—	—	(516)	—	(516)
Net loss	—	—	—	—	(27,145)	(27,145)
Balance as of December 28, 2019	613,069	6	(6,000)	652,575	(62,584)	583,997
Equity-based compensation expense	—	—	—	1,914	—	1,914
Cash contributions to Ultimate Parent	(2)	—	—	(35)	—	(35)
Net income	—	—	—	—	10,825	10,825
Balance as of December 26, 2020	613,067	$6	$(6,000)	$654,454	$(51,759)	$596,701
The accompanying notes are an integral part of these consolidated financial statements.

SOVOS BRANDS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	52-Weeks Ended
	December 26, 2020	December 28, 2019
Cash flows from operating activities
Net income (loss)	$10,825	$(27,145)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	33,797	33,055
Equity-based compensation expense	1,914	2,119
Deferred income tax	4,749	(16,497)
Amortization of debt issuance costs	1,775	1,670
Loss on sale / impairment of property and equipment	757	123
Loss on impairment of goodwill and intangible assets	—	17,163
Other	201	(225)
Changes in operating assets and liabilities:
Accounts receivable	(11,297)	(5,539)
Inventories	(6,912)	(6,180)
Prepaid expenses and other current assets	(796)	4,267
Other assets	(106)	57
Accounts payable	5,478	8,121
Accrued expenses	20,647	(1,943)
Other liabilities	1,882	2,515
Net cash provided by operating activities	62,914	11,561
Cash flows from investing activities
Acquisition of businesses, net of cash acquired	(146,406)	—
Purchases of property and equipment	(3,733)	(12,682)
Net cash used in investing activities	(150,139)	(12,682)
Cash flows from financing activities
Contributions from Ultimate Parent	—	5,891
Contributions to Ultimate Parent	(35)	(516)
Payments of debt issuance costs	(2,263)	—
Proceeds from long-term debt	99,015	—
Repayments of long-term debt	(3,054)	(2,800)
Repayments of capital lease obligations	(93)	(174)
Proceeds from revolver	42,500	—
Repayments of revolver	(42,500)	—
Net cash provided by financing activities	93,570	2,401
Net increase in cash and cash equivalents	6,345	1,280
Cash and cash equivalents at beginning of period	30,681	29,401
Cash and cash equivalents at end of period	$37,026	$30,681
		(Continued)
The accompanying notes are an integral part of these consolidated financial statements.

SOVOS BRANDS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	52-Weeks Ended
	December 26, 2020	December 28, 2019
Supplemental disclosure of cash flow information
Cash paid (received) during period for:
Interest	$15,493	$24,045
Income taxes	1,203	1,502
Proceeds from income tax refunds	(1,798)	(122)
Non-cash investing and financing activities
Contingent earn out consideration related to Birch Benders acquisition (see Note 3)	$5,000	$—
Acquisition of property and equipment through tenant improvement allowance	822	—
Acquisition of property and equipment through capital leases	224	306
Acquisition of property and equipment not yet paid	153	145
Stockholder note receivable issued in exchange for class A units	—	6,000
		(Concluded)
The accompanying notes are an integral part of these consolidated financial statements.

SOVOS BRANDS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 26, 2020 AND DECEMBER 28, 2019
1.
COMPANY OVERVIEW

Sovos Brands, Inc. and its subsidiaries (the “Company,” “we,” “our”) is a food holding company that creates value for its members through acquisition and executive management of companies in the food industry. Sovos Brands Limited Partnership (the “Ultimate Parent”) owns 100% of Sovos Brands, Inc., which owns 100% of Sovos Brands Holdings, Inc., which owns 100% of Sovos Brands Intermediate, Inc. Sovos Brands Intermediate, Inc. has four wholly owned operating subsidiaries: Bottom Line Food Processors, Inc. doing business as Michael Angelo’s Gourmet Foods, Inc. (“Michael Angelo’s”); Rao’s Specialty Foods, Inc. (“Rao’s”); Noosa Holdings, Inc. (“Noosa”); and Birch Benders, LLC (“Birch Benders”). Through its wholly owned operating subsidiaries, the Company produces and distributes food products in various locations throughout the United States. The Company was founded on January 17, 2017 and has its executive headquarters in Louisville, Colorado.
The Company’s principal products include a variety of Italian sauces and dry pasta, soups, yogurts, frozen ready-to-eat meals, pancake and waffle mixes, other baking mixes, and frozen waffles, which are primarily sold in the United States of America. The Company sells products marketed under the brand names Michael Angelo’s, Rao’s Homemade, noosa yoghurt, and Birch Benders.
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”) and include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated. The consolidated financial statements are presented in U.S. dollars.
The Company’s fiscal year ends on the last Saturday closest to December 31 and as a result, a 53rd week is added approximately every sixth year. The years ended December 26, 2020 (“2020”) and December 28, 2019 (“2019”) each had 52 weeks.
Use of Estimates — The preparation of the consolidated financial statements and related disclosures in conformity with GAAP requires the Company’s management to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates the estimates used. Some of the more significant estimates and assumptions made by management involve allowances for doubtful accounts, revenue recognition as it relates to variable consideration; allocation of purchase price to the estimated fair values of acquired tangible and intangible assets and the liabilities assumed; the recoverability of goodwill, other intangible assets, property and equipment and deferred tax assets; inventory valuation; equity-based compensation; and the determination of the useful life of customer relationship and finite-lived trademark intangible assets. Management bases its estimates on historical experience, current conditions and various other assumptions that it believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities and are not readily apparent from other sources. Actual results may differ from these estimates.
Cash and Cash Equivalents — Cash and cash equivalents include cash on hand and cash invested in short-term securities which have remaining maturities at the date of purchase of less than 90 days. Cash and cash equivalents are carried at cost, which approximates fair value.
Accounts Receivable, Net of Allowance for Doubtful Accounts — Accounts receivable are recorded at invoiced amounts, net of allowance for doubtful accounts. We reduce the carrying value for estimated uncollectible accounts based on several factors including the length of time receivables are past due, economic trends and conditions affecting our customer base, and historical collection experience. Specific allowance for doubtful accounts are recorded for individual receivables when we become aware of a customer’s inability to meet its financial obligations. Accounts receivable balances are written off in the period in which the receivable is deemed uncollectible. The allowance for doubtful accounts was approximately $810 thousand and $658 thousand as of December 26, 2020 and December 28, 2019, respectively, and in the years ended December 26, 2020 and December 28, 2019, actual write-offs were approximately $238 thousand and $475 thousand, respectively.
Deferred Offering Costs — The Company defers as other assets the direct and incremental costs of raising capital until such time as the offering is completed. At the time of the completion of the offering, the costs are charged against the capital raised. Should the offering be terminated, deferred offering costs are charged to operations during the period in which the offering is terminated.
Capitalized deferred offering costs were approximately $305 thousand as of December 26, 2020, which were related to legal, accounting and consulting fees. There were no capitalized deferred offering costs as of December 28, 2019.
Inventories — Inventories are measured at the lower of cost and net realizable value. The Company uses a standard cost and average cost approach to account for inventories which approximates actual costs on the first-in, first-out (“FIFO”) method. The cost of finished products inventories includes raw materials, direct labor, certain freight and warehousing costs, indirect production, and overhead costs. The Company reviews inventory quantities on hand and records a provision for excess and obsolete inventory based primarily on the age of the inventory or discontinued items.
Property and Equipment — Property and equipment are stated at historical cost, or acquisition date fair value for property and equipment acquired in business acquisitions and are depreciated using the straight-line method over their estimated useful lives. The useful lives of property and equipment are as follows:
Furniture and Fixtures	1 – 7 years
Leasehold Improvements	Lesser of useful life or remaining lease term
Machinery and Equipment	7 – 12 years
Computer Equipment	3 – 5 years
Software	3 years
Capital Leases	Based on lease terms
Repairs and maintenance costs are expensed as incurred. Major improvements that extend the life or increase the capacity of property owned are capitalized. Major improvements to leased buildings are capitalized as leasehold improvements.
Impairment of Long-Lived Assets — The Company periodically evaluates long-lived assets, excluding goodwill and indefinite life intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company determines if the assets are recoverable by comparing the sum of the undiscounted future cash flows to the carrying value. Events or changes in circumstances that could result in an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, and significant negative industry or economic trends. Impairment is recognized when the carrying amount of an asset exceeds its fair value. There were no impairments of long-lived assets in 2020 or 2019.
Business Combinations — The Company uses the acquisition method of accounting in accordance with FASB ASC 805, Business Combinations. Each acquired company’s operating results are included in the Company’s consolidated financial statements starting on the date of acquisition. The purchase price is equivalent to the fair value of consideration transferred. Tangible and identifiable intangible assets acquired and liabilities assumed as of the date of acquisition are generally recorded at their acquisition date fair values. Goodwill is recognized for the excess of purchase price over the net fair value of assets acquired and liabilities assumed. Such values require management to make significant estimates and assumptions, especially with respect to the identifiable intangible assets. Management makes estimates of fair value based upon assumptions it believed to be reasonable and that of a market participant. These estimates are based on historical experience and information obtained from the management of the acquired companies, which are inherently uncertain. The separately identifiable intangible assets generally include customer relationships and tradenames.

For any given acquisition, we may identify certain pre-acquisition contingencies. We estimate the fair value of such contingencies, which are included as part of the assets acquired or liabilities assumed, as appropriate. Differences from these estimates are recorded in the consolidated statements of operations in the period in which they are identified.
Goodwill — Goodwill is tested at least annually for impairment, or when circumstances indicate that the carrying amount may not be recoverable. The Company has elected to perform the annual impairment test on the first day of the Company’s fourth quarter. Goodwill is tested for impairment at the reporting unit level. A reporting unit is an operating segment or a component of an operating segment. Goodwill is tested for impairment by either performing a qualitative evaluation or a quantitative test. The qualitative assessment evaluates factors including macro-economic conditions, industry and company-specific factors, and historical company performance in assessing fair value. If it is determined that it is more likely than not that the fair value of the reporting unit is less than the carrying value, a quantitative test is then performed. Otherwise, no further testing is required. When using a quantitative approach, the Company compares the fair value of the reporting unit to the carrying amount, including goodwill. If the estimated fair value of the reporting unit is less than its carrying amount, impairment is indicated, requiring recognition of an impairment charge for the differential. Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. Future adverse changes in market conditions or poor operating results of these underlying assets could result in losses or an inability to recover the carrying value of the asset that may not be reflected in the asset’s current carrying value, thereby possibly requiring impairment charges in the future. See Note 7: Goodwill for additional information.
Intangible Assets — Intangible assets with definite useful lives are stated at cost less accumulated amortization and are amortized over their estimated useful lives using the straight-line method as follows:
Customer Relationships	10 – 20 years
Tradename	20 – 25 years
Intangible assets with definite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If impairment indicators are present, the Company performs a recoverability test, and if it is determined the carrying amount of the asset is not recoverable and its carrying amount exceeds its fair value, then an impairment loss is recognized.
The Rao’s tradename was determined to have an indefinite life. Indefinite-lived intangible assets are tested for impairment annually and more frequently if events or changes in circumstances between annual tests indicate that it is more likely than not that the asset is impaired. The Company has elected to perform the annual impairment test on the first day of the Company’s fourth quarter.
Indefinite-lived intangible assets are tested for impairment by either performing a qualitative evaluation or a quantitative test. The qualitative assessment evaluates factors including macro-economic conditions, industry and company-specific factors, and historical company performance in assessing fair value. If it is determined that it is more likely than not that the fair value of the asset is less than the carrying value, a quantitative test is performed. Otherwise, no further testing is required. If it is determined that it is more likely than not that the fair value of the asset is less than the carrying value, impairment is evaluated by comparing the fair value of the asset with its carrying value, and a loss is recognized for the difference if the fair value is less than the carrying value. When estimating the fair value, the Company uses certain assumptions, such as forecasted growth rates and cost of capital. These assumptions are consistent with our internal projections and operating plans. Unanticipated market or macroeconomic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions. For example, future changes in the judgments, assumptions and estimates that are used in our tradename impairment testing could result in significantly different estimates of the fair values. In addition, changes to, or a failure to achieve business plans or deterioration of macroeconomic conditions could result in reduced cash flows or higher discount rates, leading to a lower valuation that would trigger an impairment of the tradename.
Leasing Arrangements — The Company enters into various leasing arrangements in which it is the lessee. For operating leases, lease expense is recorded on a straight-line basis over the non-cancellable lease term. Lease incentives received are offset against the total lease expense and recognized over the lease term on a straight-line basis. Capital leases are recorded at the lower of the fair value of the leased asset or the present value of future minimum lease payments. Minimum lease payments are apportioned between the interest charge and reduction of the outstanding liability. See Note 11: Commitments and Contingencies for additional information on leases.
Debt Issuance Costs — Costs incurred in raising debt are recorded as a direct deduction from the carrying amount of the associated debt and amortized over the life of the related debt instrument using the effective interest rate method. Debt issuance costs associated with the revolver are recorded as a deferred asset and are included in other assets within the consolidated balance sheets.
Comprehensive Income — Entities that report items of other comprehensive income have the option to present the components of net income and comprehensive income in either one continuous financial statement, or two consecutive financial statements. As the Company has no components of comprehensive income other than net income (loss), no statement of comprehensive income has been presented.
Revenue Recognition — The Company manufactures, markets and distributes a variety of Italian sauces and dry pasta, soups, yogurts, frozen ready-to-eat meals, pancake and waffle mixes, other baking mixes, and frozen waffles, which are primarily sold in the United States of America.
The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). The Company recognizes revenue when performance obligations are satisfied by transferring control of the goods to its customers. Control is transferred at a point in time, which is upon delivery of the goods to the customer. The customer is invoiced with payment terms which are commensurate with the customer’s credit profile. Shipping and/or handling costs that occur before the customer obtains control of the good are deemed to be fulfillment activities (i.e. an expense) rather than a promised service and are recorded in cost of sales in the consolidated statements of operations.
The Company assesses the goods promised in its customers’ purchase orders and identifies a performance obligation for each promise to transfer a good (or bundle of goods) that is distinct. To identify the performance obligations, the Company considers all the goods promised, whether explicitly stated or implied based on customary business practices.
Sales to customers generally do not include more than one performance obligation. When a purchase order does contain more than one performance obligation, the purchase order’s transaction price is allocated to each performance obligation based on its relative standalone selling price. The standalone selling price for each performance obligation is generally determined by list price. Revenue is measured as the amount of consideration expected to be entitled to in exchange for fulfilled product orders, including estimates of variable consideration. The most common forms of variable consideration include trade promotions, such as consumer incentives, coupon redemptions and other marketing activities, allowances for unsaleable product, and any additional amounts where a distinct good or service cannot be identified or the value cannot be reasonably estimated. Trade promotions are recorded as a reduction to the transaction price with a corresponding reduction to accounts receivable at the time of revenue recognition for the underlying sale. The recognition of trade promotions requires management to make estimates regarding the volume of incentives that will be redeemed and their total cost.
The Company provides customers with a standard or assurance type warranty. Either stated or implied, the Company provides assurance the related products will comply with all agreed-upon specifications and other warranties provided under the law. No services beyond an assurance warranty are provided to customers.
However, customers may deduct from future payments for defective or non-conforming products. As a result, a related refund liability is estimated and recorded as a reduction in sales. This return estimate is reviewed and updated each period and is based on historical sales and return experience.
The Company has identified certain incremental costs to obtain a contract, primarily sales and broker commissions. The Company continues to expense these costs as incurred because the amortization period for the costs would be one year or less. The Company does not incur significant fulfillment costs requiring capitalization.
The Company has elected the following practical expedients in accordance with ASC 606.

•
Significant financing component — The Company has elected to not adjust the promised amount of consideration for the effects of significant financing components as the Company expects, at contract inception, that the period between the transfer of a promised good to a customer and when the customer pays for that good will be one year or less. See Note 4: Revenue Recognition for additional information.

•
Measurement of transaction price — The Company has elected to exclude from the measurement of transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by the Company from a customer for sales taxes.

•
Shipping and handling costs — The Company includes shipping and handling costs associated with outbound freight within cost of sales. These costs are accounted for as fulfillment costs as they are incurred.

Advertising and Marketing — Advertising costs are expensed as incurred. Advertising and marketing expenses for the years ended December 26, 2020 and December 28, 2019 were approximately $38.9 million and $28.8 million, respectively, and are included in selling, general, and administrative in the consolidated statements of operations.
Equity-Based Compensation — Employees and certain nonemployees of the Company receive equity-based compensation in the form of incentive units of the Company’s Ultimate Parent (the “Incentive Units”) as consideration for services to the Company. The fair value of the Incentive Units are recognized as an equity contribution from the Ultimate Parent.
The Company determines the fair value of the Incentive Units as of the grant date and recognizes the compensation expense on a straight-line basis over the requisite service period, which is generally the vesting period of the Incentive Units.
Certain Incentive Units have market and performance vesting conditions depending upon a change-in-control and achievement of certain metrics. The related compensation expense is recognized when the probability of the event is likely and performance criteria are met.
The Company recognizes forfeitures as they occur.
Income Taxes — The Company accounts for income taxes using the asset and liability method. Under this method, income tax expense is recognized for the amount of income tax payable or refundable in the current year. The Company recognizes deferred tax asset and liabilities for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized subject to management’s analysis that realization is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
Certain judgments, estimates, and assumptions could affect the carrying value of deferred tax assets and valuation allowances, if any, and deferred tax liabilities in the Company’s consolidated financial statements. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.
The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740, Income Taxes. The Company’s assumptions, judgments and estimates relative to the current provision for income taxes take into account current tax laws, its interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. The Company has established reserves for income taxes to address potential exposures involving tax positions that could be challenged by tax authorities. Benefits from tax positions are measured at the largest amount of benefit that is more likely than not to be realized upon settlement. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences affect income tax expense in the period in which such determination is made. Interest and penalties, if any, related to accrued liabilities for potential tax assessments are included in income tax expense.
Concentrations of Credit Risk — Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and trade accounts receivable. The Company maintains cash balances at financial institutions within the United States which are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to limits of approximately $250 thousand. The Company has not experienced any losses with regards to its bank accounts and believes it is not exposed to any risk of loss on its cash bank accounts.
The Company has a diversified customer base. The accounts receivables from three of the Company’s customers represented approximately 37% and 38% of accounts receivable as of December 26, 2020 and December 28, 2019, respectively. As no other single customer accounted for more than 10% of accounts receivable as of December 26, 2020 and December 28, 2019, the Company believes that there is no significant or unusual credit exposure at this time. Total sales to three customers represented 16%, 13%, and 11% of total gross sales for the year ended December 26, 2020. Total sales to two customers represented 15% and 12% of total gross sales for the year ended December 28, 2019. No other customers individually had greater than 10% of total gross sales in either 2020 or 2019.
Concentrations of Vendor Risk — The Company purchases its inventories for certain product categories from a small number of vendors. Inventory purchases to one vendor represented 47% and 37% of total inventory purchases for the years ended December 26, 2020 and December 28, 2019, respectively. No other vendor individually has greater than 10% of total inventory purchases.
Segment Reporting — Effective as of the first quarter, 2021, the Company’s operations are organized into two operating segments, Dinners & Sauces and Breakfast & Snacks, which are aggregated into one reportable segment, due to similar economic characteristics. The operating segments are also similar in the following areas: (a) the nature of the products; (b) the nature of the production processes; (c) the methods used to distribute products to customers, (d) the type of customer for the products, and (e) the nature of the regulatory environment. Consequently, all segment information in these consolidated financial statements has been retrospectively recast for the periods presented. This reporting structure aligns with the way our Chief Operating Decision Maker (“CODM”), our CEO, monitors operating performance, allocates resources, and deploys capital.
Reconciliations of the totals of reported segment revenue, profit or loss measurement, assets and other significant items reported by segment to the corresponding GAAP totals is not applicable to the Company as it only has one reportable segment. Substantially all our assets are located in the United States and substantially all revenue is generated in the United States. In 2020 and 2019, less than 1% of our sales were to international customers. For a summary of our revenue disaggregated by brand, refer to Note 4: Revenue Recognition.
New Accounting Pronouncements and Policies — In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The FASB has subsequently issued supplemental and/or clarifying ASUs inclusive of ASU 2020-05, which updated the effective date for certain non-public companies to annual reporting periods beginning after December 15, 2021. Early adoption is permitted. These updates require an organization to recognize right-of-use assets and lease liabilities on the balance sheet and also disclose certain qualitative and quantitative information about leasing arrangements that allow the users of the financial statements to better understand the amount, timing, and uncertainty of cash flows arising from leases.
The Company will early adopt ASU 2016-02 and all associated amendments on the first day of fiscal year 2021 (December 27th, 2020) which includes, as allowed under ASU 2018-11, the ability to recognize a cumulative-effect adjustment through opening accumulated deficit as of the date of adoption. The Company will elect the package of practical expedients permitted under the transition guidance, which allows the Company to carryforward its historical assessments of: (1) whether contracts are, or contain, leases, (2) lease classification and (3) initial direct costs. The Company will not elect the hindsight practical expedient. The

Company will elect a policy of not recording leases on its condensed consolidated balance sheets when the leases have a term of 12 months or less and the Company is not reasonably certain to elect an option to renew the leased asset. Due to the adoption of this guidance, the Company expects to recognize operating right-of-use assets and operating lease liabilities of $16.3 million and $21.7 million, respectively, on the consolidated balance sheets as of the date of adoption. The difference between the right-of-use assets and lease liabilities is primarily due to the accrual for lease payments as a result of straight-line lease expense and unamortized tenant incentive liability balances. There will be no impact to opening accumulated deficit as a result of the adoption of the guidance. The adoption of this new guidance will not have a material impact on the Company’s results of operations, cash flows, and liquidity, and is not expected to have a material impact on the Company’s covenant compliance under its existing credit agreement.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments. This standard is intended to improve financial reporting by requiring earlier recognition of credit losses on financing receivables and other financial assets in scope, such as trade receivables. The amendment is effective for fiscal years beginning after December 15, 2020. The Company will adopt this effective December 27, 2020 and does not expect the adoption of the standard to have a material impact on its consolidated financial statements.
In January 2017, the FASB issued ASU No. 2017-04, Goodwill and Other (Topic 350) — Simplifying the Test for Goodwill Impairment. ASU 2017-04 simplifies the accounting for goodwill impairments by eliminating step 2 from the goodwill impairment test. Under this standard, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to the reporting unit. The amendment is effective for fiscal years beginning after December 15, 2020. The Company early adopted ASU 2017-04 effective December 29, 2019 and determined it did not have a material impact to its consolidated financial statements.
In June 2018, the FASB issued ASU No. 2018-07, Compensation — Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting. This standard aligns most of the guidance on share-based payments to nonemployees with share-based payments to employees. The amendment, which is effective for fiscal years beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020, with early adoption permitted, is required to be applied prospectively. The Company adopted the update effective December 29, 2019. The adoption did not have a material impact on the consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40), Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The amendment is effective for fiscal years beginning after December 15, 2020 and early adoption is permitted. The Company early adopted ASU 2018-15 effective December 29, 2019 and determined it did not have a material impact to its consolidated financial statements.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes This standard removes certain exceptions for investments, intraperiod allocations and interim tax calculations and adds guidance to reduce complexity in accounting for income taxes. The amendment is effective for fiscal years beginning after December 15, 2021 and early adoption is permitted. The Company is currently evaluating the impact of this update on its consolidated financial statements.
In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments of ASU No. 2020-04 are effective for companies as of March 12, 2020 through December 31, 2022. An entity may elect to apply the amendments for contract modifications by Topic or Industry Subtopic as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. The amendments in this update apply only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform and provide optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The Company is evaluating the impact that the amendments of this standard would have on the Company’s consolidated financial statements upon adoption.
3.
BUSINESS ACQUISITIONS

2020 acquisitions
On October 23, 2020, the Company completed the purchase of 100% ownership interest in Birch Benders, one of the fastest growing pancake and waffle mix brands, whose products cater to a variety of lifestyles, including organic, plant-based, protein, paleo and keto alternatives. The acquisition will diversify the Company’s consumer base and strengthen its presence in the breakfast and snacking categories. Consideration transferred for the transaction totaled $151.4 million, of which $146.4 million was paid with cash at closing, and $5 million contingent consideration will be paid in 2021 based on the achievement of specified operating results following completion of the acquisition. The assets acquired and liabilities assumed were recorded at their estimated fair values. Cash consideration for the acquisition was provided through borrowings under the Company’s credit facilities and cash and cash equivalents on-hand.
The consideration transferred for the transaction is summarized as follows (in thousands):
Cash consideration	$146,406
Contingent consideration	5,000
Consideration transferred	$151,406
The following table sets forth the preliminary allocation of the Birch Benders acquisition consideration transferred to the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition (in thousands).
Preliminary allocation:	October 23, 2020
Accounts receivable	$5,931
Inventories	13,864
Other current assets	140
Property and equipment	94
Intangible assets	96,300
Other assets	11
Accounts payable	(4,674)
Accrued expenses and other liabilities	(2,151)
Total assets acquired and liabilities assumed	109,515
Goodwill	41,891
Total consideration transferred	$151,406
The preliminary allocation of consideration transferred may be adjusted as a result of the finalization of the allocation of the consideration transferred to the assets acquired and liabilities assumed. The Company is finalizing working capital adjustments and anticipates completing the allocation of the consideration during fiscal year 2021.
As a result of the Birch Benders acquisition, the Company recorded goodwill of $41.9 million. The goodwill recognized includes the fair value of the assembled workforce, which is not recognized as an intangible asset separable from goodwill, and expected synergies gained from the acquisition to generate revenue growth and future market development. The Company determined that the goodwill resulting from the Birch Benders acquisition is deductible for tax purposes.
Tradename represents the estimated fair value of the acquired entity’s name and logo with which the products are associated. The Company estimated the fair value of the tradename using the Multi-Period

Excess Earnings Method (“MPEEM”). Significant assumptions include forecasted brand revenue adjusted to exclude inventory sales, company EBITDA margins, tax depreciation, tax rate, contributory asset charges, and discount rate.
Customer relationships represent the estimated fair value of the underlying relationships with the acquired entity’s business customers. The Company valued customer relationships using the avoided cost / lost profits method, a form of the income and cost approaches. Significant assumptions include forecast of revenues, cost of sales and operating expenses, and discount rate.
The preliminary values assigned to tradename and customer relationships are $90.6 million and $5.7 million, respectively, and are amortized using the straight-line method over the estimated 20-year lives of the assets. The weighted average amortization period for the tradename and customer relationships is 20 years. See Note 8: Intangible Assets, Net for the estimated total intangible amortization expense during the next five years.
In connection with the acquisition, the Company recognized total acquisition related costs of approximately $8.7 million recorded within selling, general, and administrative expenses in the accompanying consolidated statements of operations.
The results of operations of Birch Benders are included in the Company’s consolidated results since the date of acquisition. The net sales and net loss of Birch Benders reflected in the consolidated statements of operations for the year ended December 26, 2020 were $9.1 million and ($1.3) million, respectively.
Prior acquisitions
In 2019, upon finalizing the purchase accounting for the 2018 Noosa acquisition, the Company recognized an adjustment to the purchase price related to a true-up of the escrow receivable balance, a true-up of deferred state taxes related to a change in state rates, and adjustments to accounts receivable and accrued expenses. The impact was a $360 thousand decrease in goodwill and a $360 thousand increase in assets acquired and liabilities assumed.
4.
REVENUE RECOGNITION

Revenue disaggregated by brand is as follows (in thousands) for the years ended December 26, 2020 and December 28, 2019:
	2020	2019
Rao’s	$313,618	$158,553
Noosa	153,492	151,471
Michael Angelo’s	83,896	77,980
Birch Benders	9,061	—
Total revenue	$560,067	$388,004

5.
INVENTORIES

Inventories consisted of the following, as of the dates indicated (in thousands):
	December 26, 2020	December 28, 2019
Finished goods	$27,734	$19,545
Raw materials and packaging supplies	19,335	7,190
Inventories	$47,069	$26,735

6.
PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following, as of the dates indicated (in thousands):
	December 26, 2020	December 28, 2019
Machinery & equipment	$42,519	$42,323
Leasehold improvements	39,283	35,805
Construction in progress	3,258	5,982
Furniture & fixtures	2,547	2,142
Other	1,006	1,198
Gross property and equipment	88,613	87,450
Less: Accumulated depreciation and amortization	29,132	21,465
Property and equipment, net	$59,481	$65,985
Depreciation and amortization expense were approximately $10.6 million and $10.5 million for the years ended December 26, 2020 and December 28, 2019, respectively, of which $9.1 million and $9.3 million was recorded to costs of sales for the years ended December 26, 2020 and December 28, 2019, respectively.
7.
GOODWILL

The changes in the carrying amount of goodwill for the years ended December 26, 2020 and December 28, 2019 were as follows (in thousands):
Balance at December 29, 2018	$410,169
Impairment	(14,410)
Purchase accounting adjustments (Note 3)	(360)
Balance at December 28, 2019	395,399
Birch Benders acquisition (Note 3)	41,891
Balance at December 26, 2020	$437,290
For goodwill impairment testing, the Company determined it had the following reporting units: Rao’s, Noosa, Michael Angelo’s, and Birch Benders.
In 2020, the Company performed the step zero, qualitative analysis of the goodwill impairment test on Rao’s, Noosa, and Michael Angelo’s, which determined that no events or changes in circumstances affected the fair market value of these three reporting units, and as a result, no further impairment assessment was deemed necessary. Due to the timing of the acquisition of Birch Benders, the valuation was done in line with the timing of our annual impairment testing, during the fourth quarter, so no further testing was deemed necessary.
In 2019, the Company performed the step zero, qualitative analysis of the goodwill impairment test on Rao’s, Noosa, and Michael Angelo’s, which determined that no events or changes in circumstances affected the fair market value of Rao’s and Noosa, and as a result, no further impairment assessment was deemed necessary for these reporting units. For the Michael Angelo’s reporting unit, the Company identified the underperformance of the reporting unit as an indicator that impairment indicators existed that required a quantitative assessment to be made. As a result, an impairment assessment was conducted on goodwill for the Michael Angelo’s reporting unit by performing a two-step test. In the first step, the Company compared the estimated fair value of the Michael Angelo’s reporting unit to the carrying value of its assets and liabilities, including goodwill. The fair value was established using generally accepted valuation methodologies, including discounted cash flow analysis and comparable public company analysis, both methods weighted equally. It was determined that the carrying amount of the Michael Angelo’s reporting unit exceeded its fair value, so the second step was required to measure the goodwill impairment loss which included valuing all of the assets of the reporting unit as if the reporting unit had been acquired in a business combination and comparing the implied fair value of the reporting unit’s goodwill to the carrying amount of goodwill. The second step determined that the carrying value of the goodwill exceeded the Company’s estimate of the implied fair value of goodwill, so the Company recorded an impairment charge in an amount equal to the excess of the carrying value of goodwill over its implied fair value. The Company recorded an impairment loss to goodwill in the amount of $14.4 million for the year ended December 28, 2019.
As of December 26, 2020, the fair value of all reporting units is substantially in excess of the carrying values, and no impairments were recorded.
8.
INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following, as of the date indicated (in thousands):
	December 26, 2020
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets – definite lives
Customer relationships	$213,000	$(53,461)	$159,539
Tradename	192,347	(12,991)	179,356
	405,347	(66,452)	338,895
Intangible assets – indefinite lives
Tradename	153,000	—	153,000
	$558,347	$(66,452)	$491,895
Intangible assets, net, consisted of the following, as of the date indicated (in thousands):
	December 28, 2019
	Gross Carrying Amount	Impairment	Accumulated Amortization	Net Carrying Amount
Intangible assets – definite lives
Customer relationships	$207,300	$—	$(35,829)	$171,471
Tradename	104,500	(2,753)	(7,395)	94,352
	311,800	(2,753)	(43,224)	265,823
Intangible assets – indefinite lives
Tradename	153,000	—	—	153,000
	$464,800	$(2,753)	$(43,224)	$418,823
As a result of the Birch Benders acquisition, the Company recorded definite lived tradename and customer relationships of $90.6 million and $5.7 million, respectively, as of the acquisition date of October 23, 2020. See Note 3: Business Acquisitions.
Amortization expense was approximately $23.2 million and $22.5 million for the years ended December 26, 2020 and December 28, 2019, respectively, of which all was included in selling, general and administrative expense in the consolidated statements of operations.
In 2020, as no events or changes in circumstances were identified that indicated the carrying amounts of the customer relationships or tradename definite lived intangible assets may not be recoverable, no further impairment assessment was deemed necessary, and no impairment was recorded.
In the fourth quarter of 2019, the Company identified the underperformance of the Michael Angelo’s reporting unit as an indicator that further analysis was needed to test the recoverability of the definite lived intangible assets. A recoverability test was performed using a discounted cash flow model, which indicated that the carrying value exceeded the fair value resulting in an impairment of the Michael Angelo’s trade name of $2.8 million as of December 28, 2019. In 2019, no other events or changes in circumstances were identified that indicated the carrying amounts of the customer relationships or tradename definite lived intangible assets may not be recoverable.

In the fourth quarter of 2020 and 2019, as no triggering events were identified prior to the fourth quarter assessment dates, the Company performed a qualitative impairment analysis of the indefinite lived assets and determined that no events or changes in circumstances effected the fair market value of the tradename, and as a result, no further impairment assessment was deemed necessary, and no impairment was recorded.
Estimated total intangible amortization expense during the next five years and thereafter is as follows (in thousands):
Fiscal Year Ending
2021	$27,240
2022	27,240
2023	27,240
2024	27,240
2025	27,240
Thereafter	202,695
Total	$338,895

9.
ACCRUED EXPENSES

Accrued expenses consisted of the following, as of the dates indicated (in thousands):
	December 26, 2020	December 28, 2019
Accrued trade	$23,010	$17,126
Accrued compensation and benefits	20,179	11,664
Accrued general expense	18,275	6,915
Accrued marketing	3,637	1,915
Accrued expenses	$65,101	$37,620

10.
LONG-TERM DEBT

Long-term debt consisted of the following, as of the date indicated (in thousands):
	December 26, 2020
	Principal	Unamortized debt issuance costs	Total debt, net
Senior debt	$374,146	$(10,282)	$363,864
Revolver	—	—	—
Total debt	$374,146	$(10,282)	363,864
Less: current portion of long-term debt			3,818
Long-term debt			$360,046

Long-term debt consisted of the following, as of the date indicated (in thousands):
	December 28, 2019
	Principal	Unamortized debt issuance costs	Total debt, net
Senior debt	$277,200	$(8,602)	$268,598
Revolver	—	—	—
Total debt	$277,200	$(8,602)	268,598
Less: current portion of long-term debt			2,800
Long-term debt			$265,798
The unamortized portion of debt issuance costs related to the revolver are classified as a deferred asset and are included within other assets in the consolidated balance sheets. The unamortized portion of debt issuance costs related to the revolver as of December 26, 2020 and December 28, 2019 was $597 thousand and $804 thousand, respectively.
Senior Debt — In November 2018, in conjunction with the acquisition of Noosa, Sovos Brands Intermediate, Inc. entered into a Credit Facility Agreement with Credit Suisse, Citizens Bank N.A. (“Citizens”), Deutsche Bank, and Aresbank, S.A. (the “Credit Agreement”) with a term loan of $280 million (“2018 Term Loan”) and a revolving line of credit of $45 million (“Revolving Line of Credit”). In accordance with the Credit Agreement, the Company repaid the outstanding 2017 term loan of $158.4 million with Citizens as well as the amount outstanding under the revolving line of credit of $7.0 million.
In October 2020, the Company entered into an amendment to its Credit Agreement (“the Amended Credit Agreement”). The Amended Credit Agreement provides, among other things, for an additional $100.0 million term loan (the “Incremental Term Loan”) that is part of the same class and has the same terms as the 2018 Term Loan. The Company analyzed the amendment and determined the Incremental Term Loan was not considered a debt modification because the existing 2018 Term Loan was not paid off. The Company paid debt issuance costs related to the Incremental Term Loan of $3.2 million, which were all capitalized.
The amortization of debt issuance costs and discount of $1.8 million and $1.7 million for the years ended December 26, 2020 and December 28, 2019, respectively, is included within interest expense in the consolidated statements of operations.
The interest rate for the Incremental Term Loan and the 2018 Term Loan is London Inter-Bank Offered Rate (“LIBO Rate”) plus an applicable rate contingent on the Company’s calculated leverage ratio, ranging from 475 to 500 basis points. The interest rate for the Revolving Line of Credit is LIBO Rate plus an applicable margin contingent on the Company’s calculated leverage ratio, ranging from 425 to 450 basis points. The Incremental Term Loan and 2018 Term Loan mature on November 20, 2025 and the Revolving Line of Credit matures on November 20, 2023. The Incremental Term Loan and the 2018 Term Loan are collateralized by all assets of the Company.
As of December 26, 2020, the Company had available credit of $45 million under the Revolving Line of Credit and there was zero outstanding as of December 26, 2020 and December 28, 2019. The effective interest rate for the Incremental Term Loan and the 2018 Term Loan for the years ended December 26, 2020 and December 28, 2019 was 5.7% and 7.5%, respectively.

As of December 26, 2020, the future minimum principal payments on the Incremental Term Loan and the 2018 Term Loan for the next five years and thereafter are as follows (in thousands):
Fiscal Year Ending
2021	$3,818
2022	3,818
2023	3,818
2024	3,818
2025	358,874
Total	$374,146
Loan Covenants — In connection with the Amended Credit Agreement, the Company has various financial, affirmative, and negative covenants that it must adhere to as specified within the loan agreement. The Amended Credit Agreement contains covenants that, among other things, require that the Company does not exceed a net leverage ratio, defined as the ratio of total debt outstanding to consolidated earnings before interest, taxes, depreciation, and amortization for the year, of 7.3 to 1.0. In addition, an annual excess cashflow calculation is required, to determine if any excess is required to be paid on the Incremental Term Loan and the 2018 Term Loan. The Company was compliant with its financial covenants for the years ended December 26, 2020 and December 28, 2019, respectively, and no excess cash was required to be paid on the Incremental Term Loan and 2018 Term Loan.
11.
COMMITMENTS AND CONTINGENCIES

Leasing Arrangements
We lease certain property and equipment used in our operations under both capital and operating lease agreements. Such operating leases, which are primarily for operating and storage facilities, land, office space, equipment and vehicles, have lease terms ranging from three to fifteen years. The Company leases land and facilities (a factory building) from Morning Fresh Dairy (“Morning Fresh”), a related party entity owned and controlled by a board member of the Company and major stockholder of the Ultimate Parent. The land and facilities leases have a remaining term of 8 years, with fifteen 2-year extensions. The land lease is considered an operating lease. The facilities lease has an option to purchase the property after the lease term at the then fair value of the property and is accounted for as a capital lease. The rent for both the land and facilities lease is subject to annual increases based on the greater of Consumer Price Index (CPI) and 1% of the monthly rent. Morning Fresh will pay $35 thousand per year to sublease a portion of the facility.
Operating Leases — Total lease expense under all our operating leases for the years ended December 26, 2020 and December 28, 2019 was approximately $3.4 million and $2.7 million, respectively, and is being recorded by the Company on a straight-line basis over the terms of the leases.
Capital Lease — The Company conducts a major part of its operations from a manufacturing plant that is a related party leased facility acquired in connection with the Noosa acquisition in November 2018. The carrying value of the assets under capital lease as of December 26, 2020 and December 28, 2019 was $6.2 million and $6.4 million, respectively. Accumulated amortization as of December 26, 2020 and December 28, 2019 was $349 thousand and $182 thousand, respectively. The capital lease is included in leasehold improvements in property and equipment in the consolidated balance sheets. The related capital lease liability at December 26, 2020 was $6.8 million, recorded net of imputed interest of $15.2 million. At December 28, 2019, the capital lease liability was $6.8 million, recorded net of imputed interest of $15.7 million. The current portion of the capital lease liability of ($23) thousand is included in accrued expenses and the long-term portion of $6.8 million is recorded within other liabilities in the consolidated balance sheets. The imputed interest rate is 7.9%.

As of December 26, 2020, minimum future lease payments for leases with terms in excess of one year are as follows (in thousands):
Fiscal Year Ending	Capital Leases	Operating Leases	Related Party Capital Lease	Related Party Operating Lease
2021	$105	$3,783	$495	$27
2022	105	3,808	500	27
2023	105	3,813	505	28
2024	48	3,244	510	28
2025	34	2,733	515	28
Thereafter	—	7,650	19,489	1,065
Total	$397	$25,031	$22,014	$1,203
During September 2019, the Company entered into an operating lease arrangement for office space in Louisville, CO to accommodate Noosa finance, sales and marketing personnel and Sovos shared service center personnel. The lease term of 123 months commenced on March 16, 2020 and will expire June 30, 2030. Future payments for this lease are reflected within the future lease payments table above. The finish work for the space was completed prior to commencement, and an allowance of $822 thousand was credited to the Company in April 2020 from the Landlord. The Company vacated its existing office space in Broomfield, CO in March 2020, in conjunction with the expiration of the lease term.
In January 2018, the Company became aware that the cost and time needed to complete planned improvements to a previously leased space would significantly exceed initial estimates. In August 2018, the Company completely vacated the space and recorded the fair value of the liability for its contractual obligations under the lease, net of estimated sublease rentals that could reasonably be obtained. During June 2019, the Company entered into an agreement with the lessor of the exited office and manufacturing space in Austin, TX, and negotiated a lease termination agreement in the amount of $2.4 million, which was settled and paid in June 2019. The remaining liability balance of $690 thousand was credited against rent expense within selling, general and administrative expense in the consolidated statements of operations for the year ended December 28, 2019.
During September 2018, based on strategic initiatives and business needs, management decided that the Company would completely vacate an office space in Manhattan, New York. As of October 1, 2018, the space was available for sublease and the fair value of the liability for its contractual obligations under the lease, net of estimated sublease rentals that could reasonably be obtained. During 2019, the lease liability decreased from $841 thousand as of December 29, 2018 to $629 thousand as of December 28, 2019. During 2020, the Company determined that it was highly unlikely that a tenant would be found to sublease the space, so an adjustment was recorded in the amount of $448 thousand for the full amount of the remaining lease liability. This write-off was included in selling, general and administrative expense in the consolidated statements of operations. As of December 26, 2020, the remaining lease liability was $883 thousand. Future rent payments to be made in connection with the sublease obligations are reflected within the lease payments table above.
Purchase Commitments
The Company has current purchase obligations for raw materials, packaging, co-packing, warehousing and distribution services. These commitments have been entered into based on future projected needs. For the years ended December 26, 2020 and December 28, 2019, the Company made purchases in the amount of $17.0 million and $92.3 million, respectively, under purchase commitments. Purchase commitments were reduced in 2020 due to expiring or amended supplier agreements. As of December 26, 2020, the Company had outstanding minimum purchase commitments with seven suppliers.

The estimated annual minimum purchase commitments with the seven suppliers were as follows (in thousands):
Fiscal Year Ending	Third Parties	Related Parties
2021	$12,042	$6,094
2022	956	6,094
2023	176	6,094
2024	—	6,094
2025	—	6,094
Thereafter	—	12,186
Total	$13,174	$42,656
Refer to Note 16: Related Party Transactions for further details on our related party purchase commitments.
Litigation
From time to time, we are subject to various legal actions arising in the ordinary course of our business. We cannot predict with reasonable assurance the outcome of these legal actions brought against us as they are subject to uncertainties. Accordingly, any settlement or resolution in these legal actions may occur and affect our net income (loss) in such period as the settlement or resolution. We do not believe the outcome of any existing legal actions would have a material adverse effect on our consolidated financial statements taken as a whole. In December 2019, the Company entered into a settlement agreement for $805 thousand related to an outstanding brokerage commission on the Michael Angelo’s previously vacated leased space at Park 183 in Austin, TX. The Company recorded a liability for $805 thousand which was included in selling, general and administrative expense in the consolidated statements of operations for the year ended December 28, 2019. The agreement was finalized and $805 thousand was paid for final settlement on December 30, 2019.
12.
EQUITY — BASED COMPENSATION

The employees and certain nonemployees of the Company receive equity-based compensation in the form of Incentive Units, as consideration for services to the Company. The Incentive Units, which do not have voting rights, are deemed to be equity instruments subject to expense recognition under FASB ASC 718, Compensation — Stock Compensation. The estimate of fair value of the Incentive Units granted is determined as of the grant date.
The fair value of the Incentive Units was estimated using a two-step process. First, the enterprise value of Sovos Brands Holdings, Inc. was established using two generally accepted valuation methodologies: discounted cash flow analysis and guideline comparable public company analysis. Second, the enterprise value was allocated among the securities that comprise the capital structure of Sovos Brands Holdings, Inc. using the Black-Scholes option-pricing model. The use of the Black-Scholes option-pricing model requires the Company to make estimates and assumptions, such as expected volatility, expected term and expected risk-free interest rate.
Significant assumptions used to estimate the fair value of the Incentive Units were as follows, which were the same between service based and performance-based Incentive Units:
	2020	2019
Expected term	1.5 to 3.5 yrs	1.5 to 3.5 yrs
Risk-free rate of return	1.61%	1.61%
Applied volatility	20%	20%
The expected term represents management’s estimate of time to an exit event. The risk-free rate of return is based upon the US Treasury yield through time to liquidity. Applied volatility is based on the volatility of a sample of publicly traded companies in markets similar to Sovos Brands Holdings, Inc.

During the years ended December 26, 2020 and December 28, 2019, the Company recorded equity-based compensation expense of $1.9 million and $2.1 million, respectively, related to the Incentive Units with service-based vesting conditions.
The performance condition for the performance-based Incentive Units were not deemed probable of occurrence, and therefore, no compensation cost was recorded for those Incentive Units during the years ended December 26, 2020 and December 28, 2019.
The equity-based compensation expense is considered to be a transaction with the Company’s Ultimate Parent and is classified as a component within additional paid-in capital in the Company’s consolidated statements of changes in stockholder’s equity.
A total of 81,904 Incentive Units have been reserved for issuance. As of December 26, 2020, there was an aggregate of 1,245 Incentive Units available for issuance pursuant to future grants.
The Incentive Units’ activity for the years ended December 26, 2020 and December 28, 2019 were as follows:
	Service Based		Performance Based
	Incentive Units	Weighted Average Grant Date Fair Value	Incentive Units	Weighted Average Grant Date Fair Value
Outstanding at December 29, 2018	19,847	$255	27,782	$17
Granted	14,022	232	19,628	13
Forfeited	(726)	250	(4,122)	17
Outstanding at December 28, 2019	33,143	245	43,288	15
Granted	2,896	234	4,054	8
Forfeited	(1,380)	237	(1,342)	13
Outstanding at December 26, 2020	34,659	$245	46,000	$15
Vested at December 26, 2020	19,266	$247	—	$—
As of December 26, 2020, 34,659 Incentive Units vest upon fulfilling service conditions and are scheduled to vest through 2024. The remaining 46,000 Incentive Units will vest only if certain performance conditions are achieved including exceeding a multiple of invested capital related to a change-in-control. As of December 26, 2020, the total remaining unrecognized equity-based compensation expense related to unvested Incentive Units was $3.2 million, of which $2.5 million pertain to the service-based Incentive Units. The equity-based compensation expense for the service-based units is expected to be recognized over a weighted-average remaining requisite service period of approximately 2.2 years.
13.
EMPLOYEE BENEFITS

The Company has one Company sponsored defined contribution plan. Company contributions to this defined contribution plan are based on employee contributions and compensation. The Company’s contributions to this plan for the years ended December 26, 2020 and December 28, 2019 were $1.4 million and $1.0 million, respectively.

14.
INCOME TAXES

Income tax expense (benefit) for the years ended December 26, 2020 and December 28, 2019 consists of the following current and deferred amounts (in thousands):
	2020	2019
Current:
Federal	$—	$—
State	1,928	(2,129)
Total current tax expense (benefit)	1,928	(2,129)
Deferred:
Federal	805	(4,478)
State	3,944	(12,019)
Total deferred tax expense (benefit)	4,749	(16,497)
Income tax expense (benefit)	$6,677	$(18,626)
Total income tax expense differed from the amounts computed by applying the federal statutory income tax rate of 21% to income (loss) before income taxes as a result of the following items ($ in thousands):
	2020		2019
United States statutory income tax expense (benefit)	$3,676	21%	$(9,613)	21%
State tax expense (benefit), net of federal tax	781	5%	(874)	2%
Transaction costs	(2,763)	-16%	328	-1%
Stock-based compensation	406	2%	448	-1%
Goodwill impairment	—	0%	3,026	-7%
Other permanent items	113	1%	114	0%
Remeasurement of deferred tax balances	3,388	19%	(8,232)	18%
Unrecognized tax benefits	609	3%	—	0%
Return to provision	81	0%	(1,324)	3%
Income tax payable adjustment	—	0%	(764)	2%
Deferred income tax adjustments	450	3%	(1,805)	4%
Other, net	(64)	0%	70	0%
Income tax expense (benefit)	$6,677	38%	$(18,626)	41%

Deferred tax assets and liabilities reflect the tax effect of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the tax basis of these assets and liabilities as measured by income tax law. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 26, 2020 and December 28, 2019 are presented below (in thousands):
	2020	2019
Deferred Income Tax Assets:
Inventory	$694	$478
Accrued compensation	4,390	2,375
Bad debt allowance	152	164
Deferred rent	1,322	893
Legal settlement/repair reserve	—	158
Net operating loss	9,912	8,397
Contribution carryover	—	155
163(j) interest limitation	47	5,753
R&D credit	116	116
State tax liability	—	353
Federal benefit of state deferred taxes	—	2,237
Other	115	—
Total deferred income tax assets	16,748	21,079
Deferred Income Tax Liabilities:
Property and equipment	(6,927)	(4,910)
Intangible assets	(84,479)	(86,034)
Prepaid expenses	(75)	(84)
Other	—	(35)
Total deferred income tax liabilities	(91,481)	(91,063)
Net deferred income tax liabilities	$(74,733)	$(69,984)
A valuation allowance is recorded when it is more likely than not that some portion of the deferred tax assets will not be realized. As of each reporting date, the Company’s management considers all evidence, both positive and negative, that could impact management’s view with regards to future realization of deferred tax assets. As of December 26, 2020, no valuation allowance on deferred tax assets was recorded as management believes it is more likely than not that all the deferred tax assets will be realized.
At December 26, 2020, the Company has a net operating loss (“NOL”) carryforward for federal tax purposes of approximately $41.0 million and $31.0 million for state tax purposes.
The following table summarizes the NOL carryforwards by jurisdiction (in thousands):
	Expiration Period	December 26, 2020
Federal	2037	$16,332
	None	24,689
State	2022-2040	15,759
	None	15,214
As of December 26, 2020, the Company has federal research and development income tax credit carryforwards of approximately $116 thousand. The federal income tax credits begin to expire, if not utilized, beginning in 2035.
Section 382 of the Internal Revenue Code (the Code) limits the use of net operating losses and tax credit carryforward in certain situations where changes occur in the stock ownership of a company. If the company should have an ownership change of more than 50% of the value of the Company’s capital stock, utilization of these carryforwards could be restricted.
The Company acquired Noosa in a stock acquisition during 2018. Noosa has remaining net operating losses of approximately $6 million which are subject to the limits of Section 382.
In addition, the Company has $4.1 million of losses remaining from its acquisition of Rao’s that is subject to Section 382. The Company does not believe that its carryforward will be restricted by these limitations.
Unrecognized tax benefits represent the aggregate tax effect of differences between the tax return positions and the amounts otherwise recognized in the Company’s consolidated financial statements and are reflected in “accrued expenses” and “other liabilities” in the Company’s consolidated balance sheets. The Company accounts for uncertain tax positions by recognizing the financial statement effects of a tax provision only when based upon the technical merits, it is “more-likely-than-not” that the tax position will be sustained upon examination.
The following table summarizes the Company’s unrecognized tax benefits (in thousands):
2020
Balance, beginning of year	$—
Gross increases related to prior period tax position	300
Gross increases related to current period tax position	183
Gross decreases related to prior period tax position	—
Balance, end of year	$483
Included in the balance of unrecognized tax benefits as of December 26, 2020, are potential benefits of $483 thousand that if recognized would affect the effective tax rate on income from continuing operations.
The Company recognizes interest and penalties with respect to unrecognized tax benefits as a component of income tax expense. The amount of accrued interest and penalties related to unrecognized tax benefits for the year ended December 26, 2020 was $126 thousand and was $0 for the year ended December 28, 2019.
The Company believes that it is reasonably possible that approximately $82 thousand of its unrecognized tax benefits may be recognized by the end of 2021, as a result of settlement with the taxing authorities. As such, this balance is reflected in “accrued expenses” in the Company’s consolidated balance sheet as of December 26, 2020.
The Company is generally subject to potential federal and state examinations for the tax years on and after December 31, 2013 for federal purposes and December 31, 2014 for state purposes.
15.
FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value as the price that would be received for an asset, or paid to transfer a liability, in an orderly transaction between market participants on the measurement date, and establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value as follows:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3: inputs for the asset or liability that are based on unobservable inputs in which there is little or no market data.
Cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued expenses are reflected in the consolidated balance sheets at carrying value, which approximates fair value due to the short-term nature of these instruments.

The Company’s borrowing instruments are recorded at their carrying values in the consolidated balance sheets, which may differ from their respective fair values. The carrying values and estimated fair values of the Company’s senior debt and revolver approximate their carrying values as of the dates indicated, based on interest rates currently available to the Company for similar borrowings and were (in thousands):
	December 26, 2020		December 28, 2019
	Carrying Value	Fair Value	Carrying Value	Fair Value
Senior Debt	$374,146	$374,146	$277,200	$277,200
Revolver	$—	$—	$—	$—
Assets and liabilities that are measured at fair value on a nonrecurring basis relate primarily to goodwill, intangibles, and property and equipment, which are remeasured when the derived fair value is below the carrying value on the Company’s consolidated balance sheet. For these assets, the Company does not periodically adjust carrying value to fair value except in the event of impairment. When the impairment has occurred, the Company measures the required charges and adjusts the carrying value as discussed in Note 2: Summary of Significant Accounting Policies. For discussion about the impairment testing of assets and liabilities not measured at fair value on a recurring basis see Note 7: Goodwill, and Note 8: Intangible Assets, Net for additional details.
16.
RELATED PARTY TRANSACTIONS

Morning Fresh regularly purchases inventory from the Company for sale to its customers. Additionally, Morning Fresh regularly supplies milk used in the Company’s manufacturing process.
Sales to and purchases from Morning Fresh were as follows (in thousands) for the years ended December 26, 2020 and December 28, 2019:
	2020	2019
Sales	$439	$280
Purchases	$4,945	$5,104
Amounts outstanding in respect to Morning Fresh transactions were as follows as of the dates indicated (in thousands):
	December 26, 2020	December 28, 2019
Receivables	$66	$30
Payables	$503	$503
The Company has a milk supply agreement with Morning Fresh for a base term ending December 31, 2027, with the option available for extension for a total of fifteen additional 2-year periods to December 31, 2057. Four years’ advance written notice is required to terminate the agreement. Milk will be priced on a month-to-month basis by USDA Central Federal Order No. 32 for Class II milk, plus surcharges and premiums, provided that the final price of the milk shall be 23.24 cents per hundred weight less than the published Dairy Farmers of America bill for that month. The Company will accept up to 3,650,000 gallons as determined by Morning Fresh in 2020, and for each year of the term thereafter. As of December 26, 2020, the Company has future commitments to purchase approximately $39.1 million of milk from Morning Fresh, approximated at current market price. In addition, the Company has agreed to pay an additional $33 thousand monthly through December 31, 2027 to cover the landowner’s incremental costs relating to capital improvements necessary to support increased milk production required by the Company over the term of this agreement. If the agreement is terminated before December 1, 2027, the Company will be required to pay an early termination penalty, which declines from $3.0 million at the inception of the agreement to $0 over the ten-year term, based on an amortization table outlined in the agreement.
The Company also leases facilities from Morning Fresh as discussed in Note 11: Commitments and Contingencies.

Advent International (“Advent” or “our Sponsor”) is a private equity firm which has invested funds in the Ultimate Parent. Although no individual fund owns a controlling interest in us, together the funds represent our current majority owners.
Our Sponsor and its affiliates have ownership interests in a broad range of companies. We have entered and may in the future enter into commercial transactions in the ordinary course of our business with some of these companies, including the sale of goods and services and the purchase of goods and services.
During the periods presented, our Sponsor held an interest in Fort Dearborn Company (“Fort Dearborn”), a supplier of packaging labels. Purchases of labels from Fort Dearborn were $1.7 million and $0.7 million for the years ended December 26, 2020 and December 28, 2019, respectively.
In January 2019, the Company entered into an agreement with a stockholder, to sell and issue 5,217 Class A units in exchange for a $6 million stockholder note receivable, which is recorded within stockholders’ equity. Interest on the note accrues and compounds quarterly at a rate equal to the long-term applicable federal rate per annum on date of issuance on the unpaid principal amount of the note. The federal rate used on the date of issuance was the January 2019 long-term applicable federal rates for purposes of IRC 1274(d), which was 3.12%. The note receivable matures and shall be paid in full plus all accrued and unpaid interest (“loan balance”) on January 10, 2028. If there is a change in control or liquidation of the Company, the loan balance will be immediately due and payable.
For the year ended December 28, 2019, the Company received $5.9 million of contributions from the Ultimate Parent, related to an additional investment in Noosa of $2.8 million, the finalization of the Noosa working capital settlement of $1.8 million, and a preemptive rights offering which generated $1.3 million of additional capital.
For the years ended December 26, 2020 and December 28, 2019, the Company paid to the Ultimate Parent $35 thousand and $516 thousand, respectively, for the repurchase of Class A units and Incentive Units.
The Company pays board compensation to three board members of $100 thousand to $125 thousand annually who are also limited partners of the Ultimate Parent.
17.
EARNINGS PER SHARE

Basic and diluted earnings (loss) per share (“EPS’’) for the years ended December 26, 2020 and December 28, 2019 were as follows (in thousands, except per share amounts):
	Year Ended
	December 26, 2020	December 28, 2019
Net income (loss)	$10,825	$(27,145)
Basic
Weighted average basic common shares outstanding	613,068	611,860
Basic earnings (loss) per share	$17.66	$(44.37)
Diluted
Weighted average diluted common shares outstanding	628,486	611,860
Diluted earnings (loss) per share	$17.22	$(44.37)

For the year ended December 28, 2019, all outstanding equity Incentive Units issued under our equity-based compensation plan were excluded from the calculation of diluted EPS because the effect was anti-dilutive.
18.
SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 16, 2021, the date on which the financial statements were available to be issued. On February 26, 2021, the stockholder note receivable plus accrued and unpaid interest was paid in full in the amount of $6.4 million. Apart from the above, no other subsequent events or transactions that warrant disclosure have been identified during the period from December 27, 2020 to April 16, 2021.
******

SCHEDULE 1 — CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS OF
SOVOS BRANDS, INC.
SOVOS BRANDS, INC.
PARENT COMPANY ONLY
CONDENSED BALANCE SHEETS
(in thousands, except par value and share information)
	December 26, 2020	December 28, 2019
ASSETS:
Non-current assets:
Investment in subsidiaries	$596,850	$586,029
TOTAL ASSETS	$596,850	$586,029
LIABILITIES AND STOCKHOLDERS’ EQUITY
TOTAL LIABILITIES	$—	$—
STOCKHOLDERS’ EQUITY:
Common stock – $.01 par value, 750,000 shares authorized; 613,067 and 613,069 shares issued and outstanding as of December 26, 2020 and December 28 2019	6	6
Additional paid-in capital	648,603	648,607
Accumulated deficit	(51,759)	(62,584)
Total stockholders’ equity	596,850	586,029
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$596,850	$586,029
The accompanying notes are an integral part of these condensed financial statements.

SOVOS BRANDS, INC.
PARENT COMPANY ONLY
CONDENSED STATEMENTS OF OPERATIONS
(in thousands)
	Fiscal Years Ended
	December 26, 2020	December 28, 2019
Net income (loss) of subsidiaries	$10,825	$(27,145)
Net income (loss)	$10,825	$(27,145)
The accompanying notes are an integral part of these condensed financial statements.

SOVOS BRANDS, INC.
PARENT COMPANY ONLY
CONDENSED STATEMENTS OF CASH FLOWS
(in thousands)
	December 26, 2020	December 28, 2019
Cash flows from operating activities
Net income (loss)	$10,825	$(27,145)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in net income (loss) of subsidiaries	(10,825)	27,145
Net cash provided by operating activities	0	0
Cash flows from investing activities
Investment in subsidiaries	0	0
Net cash provided by investing activities	0	0
Cash flows from financing activities
Contributions from Ultimate Parent	—	5,891
Contributions to subsidiaries	—	(5,891)
Contributions from subsidiaries	5	464
Contributions to Ultimate Parent	(5)	(464)
Net cash provided by financing activities	0	0
Net increase in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of period	—	—
Cash and cash equivalents at end of period	$—	$—
Non-cash financing activities:
Stockholder note receivable issued in exchange for class A units	$—	$6,000

The accompanying notes are an integral part of these condensed financial statements.

SOVOS BRANDS, INC.
PARENT COMPANY ONLY
NOTES TO CONDENSED FINANCIAL STATEMENTS
AS OF DECEMBER 26, 2020 AND DECEMBER 28, 2019
1.   COMPANY OVERVIEW
Sovos Brands, Inc. (the “Parent”, “Company”, “we”, “us”) owns 100% of Sovos Brands Holdings, Inc., which owns 100% of Sovos Brands Intermediate, Inc., a food holding company that creates value for its members through acquisition and executive management of companies in the food industry. Sovos Brands Intermediate, Inc. has four wholly owned businesses: Rao’s Specialty Foods, Inc. (“Rao’s”); Noosa Holdings, Inc. (“Noosa”); Bottom Line Food Processors, Inc. doing business as Michael Angelo’s Gourmet Foods, Inc. (“Michael Angelo’s”); and Birch Benders, LLC (“Birch Benders”). The Company was incorporated on January 17, 2017 and has its headquarters in Louisville, Colorado.
Sovos Brands Limited Partnership (the “Ultimate Parent”), which is majority owned by a private equity investment fund, owns 100% of Sovos Brands, Inc.
Since the restricted net assets of Sovos Brands Intermediate, Inc. and its subsidiaries exceed 25% of the consolidated net assets of the Company and its subsidiaries, the accompanying condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule 1 of Regulation S-X.
The Credit Facility Agreement, discussed in Note 10: Long-Term Debt of the notes to the consolidated financial statements, contains covenants limiting Sovos Brands Intermediate, Inc.’s ability, and the ability of its restricted subsidiaries to, among other things: incur or guarantee additional indebtedness; create liens, pay dividends or make other distributions in respect of equity; make payments in respect to subordinated debt, enter into burdensome agreements, including agreements with restrictions on the ability of loan parties to grant liens on their assets to secure the credit facility; make investments, including acquisitions, loans and advances; consolidate, merge, liquidate, wind up or dissolve; sell, transfer or otherwise dispose of assets; engage in transactions with affiliates; materially alter the business conducted by Sovos Brands Intermediate, Inc. and its subsidiaries; and amend or otherwise modify the subordination terms of the documentation governing certain restricted debt in a manner that is materially adverse to the lenders.
The Company has no operations or significant assets or liabilities other than its investment in subsidiaries, and contributions between its subsidiaries and the Ultimate Parent. Accordingly, the Company is dependent upon distributions from the Ultimate Parent and its subsidiaries to fund its obligations. However, the Ultimate Parent and the subsidiaries’ ability to pay dividends or lend to the Company is limited under the terms of the Credit Facility Agreement.
2.   BASIS OF PRESENTATION
The accompanying condensed financial statements (parent company only) include the accounts of the Company and its investments in subsidiaries, accounted for in accordance with the equity method, and do not present the financial statements of the Company and its subsidiaries on a consolidated basis. The parent company only financial statements should be read in conjunction with the Sovos Brands, Inc. consolidated financial statements.
3.   STOCKHOLDERS’ EQUITY
The Ultimate Parent has the right (but not the obligation) to repurchase Class A Units in the Ultimate Parent if an employee of the Ultimate Parent or any of its subsidiaries has ownership in the Class A Units and is no longer employed by the Ultimate Parent or its subsidiaries. The purchase of the Class A Units flows through the subsidiaries, Company, and Ultimate Parent, and is reflected in the parent company only statements of cash flows as contributions between the Ultimate Parent and subsidiaries. Purchases of Class A Units in the Ultimate Parent were $5 thousand and $464 thousand for the years ended December 26, 2020 and December 28, 2019, respectively.
******

Sovos Brands, Inc.
Condensed Consolidated Balance Sheets
(Unaudited, dollars in thousands, except par value and share data)
	June 26, 2021	December 26, 2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$39,977	$37,026
Accounts receivable, net	60,747	60,996
Inventories	79,898	47,069
Prepaid expenses and other current assets	7,109	4,388
Total current assets	187,731	149,479
Property and equipment, net	56,788	59,481
Operating lease right-of-use assets	15,218	—
Goodwill	437,397	437,290
Intangible assets, net	478,276	491,895
Other long-term assets	6,995	6,681
TOTAL ASSETS	$1,182,405	$1,144,826
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$48,783	$31,170
Accrued expenses	44,370	65,101
Current portion of long-term debt	5,895	3,818
Operating lease liabilities	3,020	—
Total current liabilities	102,068	100,089
Long-term debt, net of debt issuance costs	768,530	360,046
Deferred income taxes	78,871	74,733
Long-term operating lease liabilities	17,348	—
Other long-term liabilities	1,409	13,257
TOTAL LIABILITIES	968,226	548,125
COMMITMENTS AND CONTINGENCIES (Note 11)
STOCKHOLDERS’ EQUITY:
Common stock, $0.01 par value, 750,000 shares authorized, 613,067 and 613,067 shares issued and outstanding as of June 26, 2021 and December 26, 2020, respectively	6	6
Stockholder’s note receivable	—	(6,000)
Additional paid-in-capital	255,559	654,454
Accumulated deficit	(41,386)	(51,759)
TOTAL STOCKHOLDERS’ EQUITY	214,179	596,701
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,182,405	$1,144,826
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Sovos Brands, Inc.
Condensed Consolidated Statements of Operations
(Unaudited, dollars in thousands, except share and per share data)
	Twenty-Six Weeks Ended
	June 26, 2021	June 27, 2020
Net sales	$351,209	$261,408
Cost of sales	239,764	174,726
Gross profit	111,445	86,682
Selling general, and administrative expenses	60,178	50,199
Depreciation and amortization expenses	14,395	11,872
Loss on extinguishment of debt	9,717	—
Operating income	27,155	24,611
Interest expense	12,066	10,619
Income before income taxes	15,089	13,992
Income tax expense	4,716	4,924
Net income	$10,373	$9,068
Earnings per share from net income:
Basic	$16.92	$14.79
Diluted	$16.26	$14.39
Weighted average shares outstanding:
Basic	613,067	613,069
Diluted	637,763	629,992
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Sovos Brands, Inc.
Condensed Consolidated Statements of Changes in Stockholders’ Equity
(Unaudited, dollars in thousands, except share data)
			Stockholders’ Notes Receivable	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity
	Common Stock
	Shares	Amount
Balance at December 26, 2020	613,067	$6	$(6,000)	$654,454	$(51,759)	$596,701
Proceeds from stockholder’s note receivable	—	—	6,000	—	—	6,000
Equity-based compensation expense	—	—	—	1,105	—	1,105
Dividend distributions ($652.46/ share)	—	—	—	(400,000)	—	(400,000)
Net income	—	—	—	—	10,373	10,373
Balance at June 26, 2021	613,067	$6	$—	$255,559	$(41,386)	$214,179
			Stockholders’ Notes Receivable	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity
	Common Stock
	Shares	Amount
Balance at December 28, 2019	613,069	$6	$(6,000)	$652,575	$(62,584)	$583,997
Equity-based compensation expense	—	—	—	973	—	973
Cash contributions to Ultimate Parent	(2)	—	—	(35)	—	(35)
Net income	—	—	—	—	9,068	9,068
Balance at June 27, 2020	613,067	$6	$(6,000)	$653,513	$(53,516)	$594,003
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Sovos Brands, Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited, dollars in thousands)
	Twenty-Six Weeks Ended
	June 26, 2021	June 27, 2020
Operating activities
Net income	$10,373	$9,068
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,808	16,460
Equity-based compensation expense	1,105	973
Deferred income taxes	4,138	4,834
Amortization of debt issuance costs	1,058	835
Non-cash operating lease expense	1,095	—
Loss on sale/disposal of property and equipment	54	308
Loss on extinguishment of debt	9,717	—
Other	60	564
Changes in operating assets and liabilities:
Accounts receivable, net	388	(9,371)
Inventories	(32,915)	639
Prepaid expenses and other current assets	(2,732)	215
Other long-term assets	394	(35)
Accounts payable	17,712	(1,769)
Accrued expenses	(15,315)	5,428
Other long-term liabilities	8	1,145
Operating lease liabilities	(1,343)	—
Net cash provided by operating activities	12,605	29,294
Investing activities
Purchases of property and equipment	(2,604)	(2,451)
Net cash used in investing activities	(2,604)	(2,451)
Financing activities
Contributions to Ultimate Parent	—	(35)
Payments of debt issuance costs	(3,008)	—
Proceeds from long-term debt	769,136	—
Repayments of long-term debt	(374,146)	(700)
Repayments of capital lease obligations	(32)	(17)
Proceeds from revolver	—	42,500
Repayments of revolver	—	(42,500)
Proceeds from stockholder’s note receivable	6,000	—
Contingent earnout consideration paid	(5,000)	—
Dividend paid	(400,000)	—
Net cash used in financing activities	(7,050)	(752)
Cash and cash equivalents
Net increase in cash and cash equivalents	2,951	26,091
Cash and cash equivalents at beginning of period	37,026	30,681
Cash and cash equivalents at end of period	$39,977	$56,772
	(Continued)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

	Twenty-Six Weeks Ended
	June 26, 2021	June 27, 2020
Supplemental disclosures of cash flow information
Cash paid for interest	$11,753	$8,243
Cash paid for taxes	1,953	115
Proceeds from income tax refunds	(44)	(1,798)
Non-cash investing and financing transactions
Lease liabilities arising from operating lease right-of-use assets recognized at ASU No. 2016-02 transition	$21,711	$—
Acquisition of property and equipment through tenant improvement allowance	—	822
Acquisition of property and equipment not yet paid	99	65
	(Concluded)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Notes to Unaudited Condensed Consolidated Financial Statements
1. Company Overview
Sovos Brands, Inc. and its subsidiaries (the “Company,” “we,” “our”) is a food holding company that creates value for its members through acquisition and executive management of companies in the food industry. Sovos Brands Limited Partnership (the “Ultimate Parent”) owns 100% of Sovos Brands, Inc., which owns 100% of Sovos Brands Holdings, Inc., which owns 100% of Sovos Brands Intermediate, Inc. Sovos Brands Intermediate, Inc. has four wholly owned operating subsidiaries: Bottom Line Food Processors, Inc. doing business as Michael Angelo’s Gourmet Foods, Inc. (“Michael Angelo’s”); Rao’s Specialty Foods, Inc. (“Rao’s”); Noosa Holdings, Inc. (“Noosa”); and Birch Benders, LLC (“Birch Benders”). Through its wholly owned operating subsidiaries, the Company produces and distributes food products in various locations throughout the United States. The Company was founded on January 17, 2017 and has its executive headquarters in Louisville, Colorado.
The unaudited condensed consolidated financial statements include the accounts of Sovos Brands, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated. Unless the context otherwise requires, “we,” “us,” “our” and the “Company” refer to Sovos Brands, Inc. and its subsidiaries.
The Company maintains its accounting records on a 52/53-week fiscal year, ending on the last Saturday closest to December 31 each year.
Description of Business
Sovos Brands, Inc. is a consumer-packaged food company that is focused on acquiring and building disruptive growth brands that bring today’s consumers great tasting food that fits the way they live. The Company’s principal products include a variety of Italian sauces and dry pasta, soups, yogurts, frozen ready-to-eat meals, pancake and waffle mixes, other baking mixes, and frozen waffles, which are primarily sold in the United States of America. The Company sells products marketed under the brand names Michael Angelo’s, Rao’s Homemade, noosa yoghurt, and Birch Benders. Our brands, Rao’s, noosa, Birch Benders and Michael Angelo’s, are built with authenticity at their core, providing consumers food experiences that are genuine, delicious, and unforgettable, making each of our brands “one-of-a-kind.” Our products are premium and made with simple, high-quality ingredients. Our people are at the center of all that we do. We empower our teams to lead with courage and tenacity, providing them with the confidence and agility to connect with our consumers and retail partners to drive unparalleled growth. We believe our focus on “one-of-a-kind” brands, products that people love, and passion for our people makes Sovos Brands a “one-of-a-kind” company and enables us to deliver on our objective of creating a growing and sustainable food enterprise yielding financial growth ahead of industry peers.
Unaudited Interim Condensed Consolidated Financial Statements
The interim condensed consolidated financial statements and related notes of the Company and its subsidiaries are unaudited. The unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) and the rules and regulations of the Securities and Exchange Commission (the “SEC”). The unaudited interim condensed consolidated financial statements reflect all adjustments and disclosures which are, in our opinion, necessary for a fair presentation of the results of operations, financial position and cash flows for the indicated periods. All such adjustments were of a normal and recurring nature. The year-end balance sheet data was derived from the audited financial statements and, in accordance with the instructions to Form 10-Q, certain information and footnote disclosures required by GAAP have been condensed or omitted. The results reported in these unaudited interim condensed consolidated financial statements are not necessarily indicative of the results that may be reported for the entire fiscal year and should be read in conjunction with our consolidated financial statements for the fiscal year ended December 26, 2020, included elsewhere in the Registration Statement.

2. Summary of Significant Accounting Policies
Refer to Note 2. Summary of Significant Accounting Policies, to the consolidated financial statements included elsewhere in the Registration Statement for a description of significant accounting policies that are not addressed below.
Dividends Paid
The Company does not have an established dividend policy. The Company’s board of directors (the “Board”) has sole authority to determine if and when dividends will be declared and on what terms. Dividend payments, if any, depend on the Company’s earnings, capital requirements, financial condition, excess availability under the Company’s lines of credit, market and economic conditions, and other factors considered relevant. The Company will record all dividends as a reduction to additional paid-in capital (“APIC”). Once APIC is reduced to zero, dividends will be recorded against retained earnings or accumulated deficit.
Leasing Arrangements
Effective December 27, 2020, the Company adopted Accounting Standards Update 2016-02 (ASU 2016-02) which created a new topic, ASC 842 “Leases.” Subsequent to the issuance of ASU 2016-02, ASC 842 has been amended by various updates that amended and clarified the implementation of the standard.
In accordance with ASC 842, the Company, at the inception of the contract, determines whether a contract is or contains a lease. The Company records right-of-use assets and lease obligations for its finance and operating leases with a term greater than 12 months, which are initially recogconsonized based on the discounted future minimum lease payments over the term of the lease. The Company has elected the short-term practical expedient for short-term leases with an initial term of 12 months or less. As a result, the Company does not apply balance sheet recognition for these short-term leases and records aggregated lease expense.
The Company uses the implicit rate in the lease, if available, for calculating the present value of the lease payments. If the implicit rate is not readily determinable, the Company will use the applicable incremental borrowing rate in calculating the present value of the sum of the lease payments. The incremental borrowing rate represents an estimate of the interest rate the Company would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of a lease. The Company evaluates renewal options at lease inception and on an ongoing basis and includes renewal options that it is reasonably certain to exercise in its expected lease terms when classifying leases and measuring lease liabilities. Some leases also include early termination options, which can be exercised under specific conditions. Additionally, certain leases contain incentives, such as construction allowances from landlords. These incentives reduce the right-of-use asset related to the lease.
The Company recognizes expense for operating leases on a straight-line basis over the lease term. The Company recognizes interest expense and depreciation expense for finance leases. Depreciation expense for assets held under finance leases are computed using the straight-line method over the lease term or useful life for leases that contain a transfer of title or reasonably certain purchase option. The Company elected to combine lease and non-lease components for all asset classes.
The Company’s lease agreements may contain variable lease payments for increases in rental payment as a result of indexation and variable storage and shipping utilization, common area maintenance, property tax, and utility charges, which are excluded from the measurement of its right-of-use assets and lease liabilities and are recognized as variable payments in the period in which the obligation for those payments is incurred. The Company’s real estate leases include base rent escalation clauses. The majority of these are based on the change in a local consumer price or similar inflation index. Payments that may vary based on an index or rate are included in the measurement of our right-of-use assets and lease liabilities at the rate as of the commencement date with any subsequent changes to those payments being recognized as variable payments in the period in which they occur. The Company does not have significant residual value guarantees or restrictive covenants in the lease portfolio. See Note 10. Leases for additional information on leases.

New Accounting Pronouncements and Policies
Recently Adopted Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The FASB has subsequently issued supplemental and/or clarifying ASUs inclusive of ASU 2020-05, which updated the effective date for certain non-public companies to annual reporting periods beginning after December 15, 2021. Early adoption is permitted. These updates require an organization to recognize right-of-use assets and lease liabilities on the balance sheet and also disclose certain qualitative and quantitative information about leasing arrangements that allow the users of the financial statements to better understand the amount, timing, and uncertainty of cash flows arising from leases.
The Company early adopted ASU 2016-02 and all associated amendments on the first day of fiscal year 2021 (December 27, 2020) which includes, as allowed under ASU 2018-11, the ability to recognize a cumulative-effect adjustment through opening accumulated deficit as of the date of adoption. The Company elected the package of practical expedients permitted under the transition guidance, which allows the Company to carryforward its historical assessments of: (1) whether contracts are, or contain, leases, (2) lease classification and (3) initial direct costs. The Company did not elect the hindsight practical expedient. The Company elected a policy of not recording leases on its Condensed Consolidated Balance Sheets when the leases have a term of 12 months or less and the Company is not reasonably certain to elect an option to renew the leased asset. Due to the adoption of this guidance, the Company recognized operating right-of-use assets and operating lease liabilities of $16.3 million and $21.7 million, respectively, on the Condensed Consolidated Balance Sheets as of the date of adoption. The difference between the right-of-use assets and lease liabilities is primarily due to the accrual for lease payments as a result of straight-line lease expense and unamortized tenant incentive liability balances. There was no impact to opening accumulated deficit as a result of the adoption of the guidance. The adoption of this new guidance did not have a material impact on the Company’s results of operations, cash flows, and liquidity, and did not have a material impact on the Company’s covenant compliance under its existing credit agreement.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326) —Measurement of Credit Losses on Financial Instruments. This standard is intended to improve financial reporting by requiring earlier recognition of credit losses on financing receivables and other financial assets in scope, such as trade receivables. The amendment is effective for fiscal years beginning after December 15, 2020. The Company adopted this standard effective December 27, 2020 and the adoption of the standard did not have a material impact on its consolidated financial statements.
In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, which amends existing guidance to simplify the accounting for income taxes by removing certain exceptions for investments, intraperiod allocations and interim calculations, and adding guidance to reduce complexity in the accounting standard under the FASB’s simplification initiative. The new guidance also clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. ASU 2019-12 is effective for public entities for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. For all other entities, ASU 2019-12 is effective for fiscal years beginning after December 15, 2021, including interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. Upon adoption, the amendments in ASU 2019-12 should be applied on a prospective basis to all periods presented. The Company adopted this standard effective December 27, 2020 and the adoption of the standard did not have a material impact on its consolidated financial statements.
In October 2020, the FASB issued ASU No. 2020-10, Codification Improvements, which provides updates for technical corrections, clarifications to guidance, simplifications to wording or structure of guidance, and other minor improvements across various areas of accounting within U.S. GAAP. This ASU is effective for all entities for fiscal years beginning after December 15, 2020. The amendments of this ASU should be applied retrospectively. The Company adopted this standard effective December 27, 2020 and the adoption of the standard did not have a material impact on its consolidated financial statements or result in any retrospective changes.

Recently Issued Accounting Pronouncements Not Yet Adopted
In March 2020, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments of ASU No. 2020-04 are effective for companies as of March 12, 2020 through December 31, 2022. An entity may elect to apply the amendments for contract modifications by Topic or Industry Subtopic as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. The amendments in this update apply only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform and provide optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. In January 2021, the FASB issued ASU No. 2021-1, Reference Rate Reform (Topic 848), which added clarification of the scope of Topic 848 for certain derivative instruments. The Company will continue to monitor the effects of rate reform, if any, on its contracts and the effects of adoption of these ASUs through December 31, 2022. The Company does not anticipate the amendments in these ASUs to be material to its consolidated financial statements upon adoption.
3. Business Acquisitions
On October 23, 2020, the Company completed the purchase of 100% ownership interest in Birch Benders, one of the fastest growing pancake and waffle mix brands, whose products cater to a variety of lifestyles, including organic, plant-based, protein, paleo and keto alternatives. The acquisition will diversify the Company’s consumer base and strengthen its presence in the breakfast and snacking categories. Consideration transferred for the transaction totaled $151.4 million, of which $146.4 million was paid with cash at closing, and $5.0 million contingent consideration was paid in May 2021 based on the achievement of specified operating results following completion of the acquisition. The assets acquired and liabilities assumed were recorded at their estimated fair values. Cash consideration for the acquisition was provided through borrowings under the Company’s credit facilities and cash and cash equivalents on-hand.
The consideration transferred for the transaction is summarized as follows (in thousands):
Cash consideration	$146,406
Contingent consideration	5,000
Consideration transferred	$151,406
The following table sets forth the preliminary allocation of the Birch Benders acquisition consideration transferred to the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The preliminary purchase price allocation may be adjusted as a result of the finalization of our purchase price allocation procedures related to the assets acquired and liabilities assumed.
The preliminary October 23, 2020 fair value is as follows (in thousands):
Accounts receivable, net	$6,115
Inventories	13,740
Other current assets	129
Property and equipment	94
Intangible assets	96,300
Other long-term assets	11
Accounts payable	(4,543)
Accrued expense and other liabilities	(2,438)
Total assets acquired and liabilities assumed	109,408
Goodwill	41,998
Total consideration transferred	$151,406

The final determination of the fair value of the assets acquired and liabilities assumed is expected to be completed as soon as practicable, including a period of time to finalize fair value related to accrued trade promotions and finished goods inventory, not to exceed one year from the acquisition date. Since the initial preliminary estimates reported in the fourth fiscal quarter of 2020, the Company has updated certain amounts reflected in the preliminary purchase price allocation, as summarized in the fair values of assets acquired and liabilities assumed as set forth above. Specifically, accounts receivable acquired increased $184 thousand, inventories acquired decreased $124 thousand, other current assets acquired decreased $11 thousand, accounts payable assumed decreased $131 thousand and accrued expenses and other liabilities assumed increased $287 thousand. As a result of these adjustments, goodwill has increased $107 thousand.
Measurement period adjustments are recognized in the reporting period in which the adjustments are determined and calculated as if the accounting had been completed at the acquisition date. The final fair value determination of the assets acquired and liabilities assumed will be completed prior to one year from the transaction completion, consistent with ASC 805, Business Combinations.
As a result of the Birch Benders acquisition, the Company recorded goodwill of $42.0 million. The goodwill recognized includes the fair value of the assembled workforce, which is not recognized as an intangible asset separable from goodwill, and expected synergies gained from the acquisition to generate revenue growth and future market development. The Company determined that the goodwill resulting from the Birch Benders acquisition is deductible for tax purposes.
Intangible assets include the tradename and customer relationships of Birch Benders. Tradename represents the estimated fair value of the acquired entity’s name and logo with which the products are associated. The Company estimated the fair value of the tradename using the Multi-Period Excess Earnings Method (“MPEEM”). Significant assumptions include forecasted brand revenue adjusted to exclude inventory sales, company EBITDA margins, tax depreciation, tax rate, contributory asset charges, and discount rate.
Customer relationships represent the estimated fair value of the underlying relationships with the acquired entity’s business customers. The Company valued customer relationships using the avoided cost / lost profits method, a form of the income and cost approaches. Significant assumptions include forecast of revenues, cost of sales and operating expenses, and discount rate.
The preliminary values assigned to tradename and customer relationships are $90.6 million and $5.7 million, respectively, and are amortized using the straight-line method over the estimated 20-year lives of the assets. The weighted average amortization period for the tradename and customer relationships is 20 years. See Note 7. Intangible Assets, Net for the estimated total intangible amortization expense during the next five years.
4. Revenue Recognition
Revenue disaggregated by brand is as follows:
	Twenty-Six Weeks Ended
(In thousands)	June 26, 2021	June 27, 2020
Rao’s	$198,514	$142,225
Noosa	82,586	76,694
Michael Angelo’s	37,597	42,489
Birch Bender’s	32,512	—
Total net sales	$351,209	$261,408

5. Inventories
Inventories consisted of the following (in thousands):
	June 26, 2021	December 26, 2020
Finished goods	$62,580	$27,734
Raw materials and packaging supplies	17,318	19,335
Inventories	$79,898	$47,069
6. Goodwill
Changes in the carrying value of Goodwill during the twenty-six-week period ended June 26, 2021 were as follows:
(in thousands)	Goodwill
Balance as of December 26, 2020	$437,290
Purchase accounting adjustments (Note 3)	107
Balance as of June 26, 2021	$437,397
The change in Goodwill attributed to the acquisition of a business during the twenty-six weeks ended June 26, 2021 was the result of measurement period adjustments made to the acquisition method of accounting for the acquisition of Birch Benders as described in Note 3. Business Acquisitions.
There were no impairment charges related to goodwill during the twenty-six weeks ended June 26, 2021.
7. Intangible Assets, Net
Intangible asset, net, consisted of the following (in thousands):
	June 26, 2021
	Gross carrying amount	Accumulated amortization	Net carrying amount
Intangible assets – definite lives
Customer relationships	$213,000	$62,395	$150,605
Tradename	192,347	17,676	174,671
	405,347	80,071	325,276
Intangible assets – indefinite lives
Tradename	153,000	—	153,000
	$558,347	$80,071	$478,276
	December 26, 2020
	Gross carrying amount	Accumulated amortization	Net carrying amount
Intangible assets – definite lives
Customer relationships	$213,000	$53,461	$159,539
Tradename	192,347	12,991	179,356
	405,347	66,452	338,895
Intangible assets – indefinite lives
Tradename	153,000	—	153,000
	$558,347	$66,452	$491,895

Amortization expense related to intangible assets during the twenty-six weeks ended June 26, 2021 and June 27, 2020 was $13.6 million and $11.2 million, respectively. There were no impairment charges related to intangible assets during the twenty-six weeks ended June 26, 2021 and June 27, 2020.
Estimated total intangible amortization expense during the next five fiscal years and thereafter is as follows:
(In thousands)	Amortization
Remainder of 2021	$13,620
2022	27,240
2023	27,240
2024	27,240
2025	27,240
2026 and thereafter	202,696
Total	$325,276
8. Accrued Expenses
Accrued expenses consisted of the following (in thousands):
	June 26, 2021	December 26, 2020
Accrued trade	$18,960	$23,010
Accrued general expense	12,410	18,275
Accrued compensation and benefits	11,368	20,179
Accrued marketing	1,632	3,637
Accrued expenses	$44,370	$65,101
9. Long-Term Debt
Long-term debt consisted of the following:
	June 26, 2021
	Principal	Unamortized debt issuance costs	Total debt, net
	(in thousands)
Senior debt	$780,000	$(12,704)	$767,296
Revolver	—	—	—
Finance lease liabilities	7,129	—	7,129
Total debt	$787,129	$(12,704)	774,425
Less: current portion of long-term debt			5,800
Less: current portion of finance lease liabilities			95
Long-term debt			$768,530

	December 26, 2020
	Principal	Unamortized debt issuance costs	Total debt, net
	(in thousands)
Senior debt	$374,146	$(10,282)	$363,864
Revolver	—	—	—
Total debt	$374,146	$(10,282)	363,864
Less: current portion of long-term debt			3,818
Long-term debt			$360,046
Senior Debt
In November 2018, in conjunction with the acquisition of Noosa, Sovos Brands Intermediate, Inc. entered into a Credit Facility Agreement with Credit Suisse, Citizens Bank N.A. (“Citizens”), Deutsche Bank, and Aresbank, S.A. (the “Credit Agreement”) with a term loan of $280 million (“2018 Term Loan”) and a revolving line of credit of $45 million (“Revolving Line of Credit”). In accordance with the Credit Agreement, the Company repaid the outstanding 2017 term loan of $158.4 million with Citizens as well as the amount outstanding under the revolving line of credit of $7.0 million.
In October 2020, the Company entered into an amendment to its Credit Agreement (“the Amended Credit Agreement”). The Amended Credit Agreement provided, among other things, for an additional $100.0 million term loan (the “Incremental Term Loan”) which was part of the same class and had the same terms as the 2018 Term Loan. The Company analyzed the amendment and determined the Incremental Term Loan was not considered a debt modification because the existing 2018 Term Loan was not paid off. The Company paid debt issuance costs related to the Incremental Term Loan of $3.2 million, which were all capitalized.
In June 2021, the Company entered into a First Lien Credit Agreement with Credit Suisse AG, Cayman Islands Branch with a term loan of $580 million (“First Lien Term Loan”) and a revolving line of credit of $125 million (“First Lien Revolving Line of Credit”), and a Second Lien Credit Agreement with Owl Rock Capital Corporation with a term loan of $200 million (“Second Lien Term Loan”). In accordance with the First Lien Credit Agreement and Second Lien Credit Agreement, the Company repaid the outstanding 2018 Term Loan and Incremental Term Loan of $373.2 million to Credit Suisse and made a restricted payment for the purpose of paying a dividend in the amount of $400 million to the direct or indirect equity holders of the Ultimate Parent. See Note 12. Stockholders’ Equity for further information on the dividend payment.
As the debt transaction on the First Lien Term Loan and Second Lien Term Loan was accounted for as an extinguishment of the old debt, the Company wrote off $9.4 million of the existing 2018 Term Loan and Incremental Term Loan debt issuance costs to expense. The First Lien Term Loan and Second Lien Term Loan were issued with discounts of $1.5 million and $4.0 million respectively, and the Company paid debt issuance costs of $6.8 million and $0.5 million respectively. The discounts and debt issuance costs paid on the First Lien Term Loan and Second Lien Term Loan were capitalized. The debt transaction on the First Lien Revolving Line of Credit was accounted for as a debt modification. The Company continued to amortize $0.2 million of the existing Revolving Line of Credit debt issuance costs over the new life of the debt, wrote off $0.3 million of the existing Revolving Line of Credit debt issuance costs to expense, and paid $1.1 million in debt issuance costs for the new First Lien Revolving Line of Credit, which was capitalized.
The amortization of debt issuance costs and discount of $1.1 million and $0.8 million for the twenty-six weeks ended June 26, 2021 and June 27, 2020, respectively, is included within interest expense in the Condensed Consolidated Statements of Operations.
The interest rate for the First Lien Term Loan and First Lien Revolving Line of Credit is London Inter-Bank Offered Rate (“LIBO Rate”) plus an applicable rate contingent on the Company’s calculated first lien leverage ratio, ranging from 400 to 425 basis points, and is subject to a 50 basis points reduction, at each level, after the consummation of an initial public offering (‘‘IPO’’). The interest rate for the Second Lien Term Loan is LIBO Rate plus 8.00% per annum, and is subject to a 25 basis points reduction after the consummation of an IPO. In no event shall the LIBO Rate be less than 0.75% per annum for both the First Lien Term Loan and the Second Lien Term Loan, or less than 0.00% per annum for the Revolving Line of Credit. The First Lien Term Loan matures on June 8, 2028, the Second Lien Term Loan matures on June 8, 2029 and the First Lien Revolving Line of Credit matures on June 8, 2026. The First Lien Term Loan and the Second Lien Term Loan are collateralized by substantially all of the assets of the Company.
As of June 26, 2021, the Company had available credit of $125 million under the First Lien Revolving Line of Credit, and as of December 26, 2020, the Company had available credit of $45 million under the Revolving Line of Credit. There was zero outstanding on either of the Company’s Revolving Lines of Credit as of June 26, 2021 and December 26, 2020. As of June 26, 2021, the effective interest rate for the First Lien Term Loan and First Lien Revolving Line of Credit was 5.00%, and the effective interest rate for the Second Lien Term Loan was 8.75%. As of December 26, 2020, the effective interest rate for the Incremental Term Loan and the 2018 Term Loan was 5.7%.
Loan Covenants
In connection with the First Lien Credit Agreement and Second Lien Credit Agreement, the Company has various financial, affirmative, and negative covenants that it must adhere to as specified within the loan agreements. The First Lien Credit Agreement contains a springing financial covenant, which requires the Borrower to maintain a first lien net leverage ratio of consolidated first lien net debt to consolidated EBITDA (with certain adjustments as set forth in the First Lien Credit Agreement) no greater than 6.95:1.00. Such financial covenant is tested only if outstanding revolving loans (excluding any undrawn letters of credit) minus unrestricted cash exceed 35% of the aggregate revolving credit commitments. The financial covenant is subject to customary “equity cure” rights. In addition, under the First Lien Credit Agreement, an annual excess cashflow calculation is required, to determine if any excess is required to be paid on the First Lien Term Loan. As of June 26, 2021, the Company had no outstanding revolving loans, so did not meet the requirement to test the financial covenant under the First Lien Credit Agreement. As of December 26, 2020, the Company was compliant with its financial covenants under the Amended Credit Agreement, and no cash was required to be paid on the Incremental Term Loan and 2018 Term Loan.
Finance Lease Liabilities
The Company classifies a lease as a finance lease if the lease term is for a major part, or at least 75%, of the remaining economic life of the underlying asset, or if a lease triggers the present value test or the alternative use test. Prior to the adoption of ASU 2016-02, finance lease liabilities were classified within accrued expenses and other long-term liabilities.
See Note 10. Leases and Note 15. Related Party Transactions for additional discussion of the finance lease liabilities.
10. Leases
The Company leases real estate in the form of distribution centers, manufacturing facilities, equipment and office space. Generally, the term for real estate leases ranges from 2 to 10 years at inception of the contract. Generally, the term for equipment leases is 5 years at inception of the contract. Most manufacturing facilities and office space leases include one or more options to renew, with renewal terms that generally can extend the lease term from 2 to 30 years. The exercise of lease renewal options is at the Company’s discretion.
Operating and finance lease costs are included within Cost of sales and Selling, general, and administrative expenses in the Condensed Consolidated Statements of Operations. Sublease income was not material for the periods presented.

The components of lease expense were as follows:
		Twenty-Six Weeks Ended
(In thousands)	Statement of Operations Caption	June 26, 2021
Operating lease cost:
Lease cost	Cost of sales and Selling, general and administrative	$1,585
Variable lease cost (1)	Cost of sales and Selling, general and administrative	656
Total operating lease cost		2,241
Short term lease cost	Cost of sales and Selling, general and administrative	111
Finance lease cost:
Amortization of right-of-use assets	Cost of sales and Selling, general and administrative	130
Interest on lease liabilities	Interest expense	266
Total finance lease cost		396
Total lease cost		$2,748

(1)
Variable lease cost primarily consists of common area maintenance, utilities, taxes, and insurance.

The gross amount of assets and liabilities related to both operating and finance leases were as follows :
(In thousands)	Balance Sheet Caption	June 26, 2021
Assets
Operating lease right-of-use assets	Operating lease right-of-use assets	$15,218
Finance lease right-of-use assets	Property and equipment, net	6,429
Total lease assets		$21,647
Liabilities
Current:
Operating lease liabilities	Operating lease liabilities	$3,020
Finance lease liabilities	Current maturities of long-term debt	95
Long-term:
Operating lease liabilities	Long-term operating lease liabilities	17,348
Finance lease liabilities	Long-term debt, net of debt issuance costs	7,034
Total lease liabilities		$27,497
The weighted-average remaining lease term and weighted-average discount rate for operating and finance leases at June 26, 2021 were as follows:
	Operating Leases	Finance Leases
Weighted-average remaining lease term (in years)	7.20	35.05
Weighted-average discount rate	4.9%	7.8%
Future maturities of lease liabilities as of June 26, 2021 were as follows:
(In thousands)	Operating Leases	Finance Leases
Fiscal year ending:
Remainder of 2021	$1,977	$304
2022	3,835	604
2023	3,840	609

(In thousands)	Operating Leases	Finance Leases
2024	3,272	557
2025	2,761	549
Thereafter	8,715	19,489
Total lease payments	24,400	22,112
Less: Interest	(4,032)	(14,983)
Present value of lease liabilities	$20,368	$7,129

As of June 26, 2021, the Company did not have any significant additional operating or finance leases that have not yet commenced.
Supplemental cash flow and other information related to leases were as follows:
Twenty-Six Weeks Ended
(In thousands)	June 26, 2021
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$1,891
Operating cash flows from finance leases	266
Financing cash flows from finance leases	33
Comparative Information as Reported Under Previous Accounting Standards
The following comparative information is reported based upon previous accounting standards in effect for the periods presented.
Future minimum payments under lease arrangements with a remaining term in excess of one year as of December 26, 2020 were as follows (in thousands):
Fiscal Year Ending	Capital Leases	Operating Leases	Related Party Capital Lease	Related Party Operating Lease
2021	$105	$3,783	$495	$27
2022	105	3,808	500	27
2023	105	3,813	505	28
2024	48	3,244	510	28
2025	34	2,733	515	28
Thereafter	—	7,650	19,489	1,065
Total	$397	$25,031	$22,014	$1,203
For the twenty-six weeks ended June 27, 2020, rent expense for operating leases was $1.7 million.
11. Commitments and Contingencies
Litigation
From time to time, we are subject to various legal actions arising in the ordinary course of our business. We cannot predict with reasonable assurance the outcome of these legal actions brought against us as they are subject to uncertainties. Accordingly, any settlement or resolution in these legal actions may occur and affect our net income (loss) in such period as the settlement or resolution. We do not believe the outcome of any existing legal actions would have a material adverse effect on our consolidated financial statements taken as a whole.

Purchase Commitments
As of June 26, 2021, the Company had purchase commitments to third-party manufacturers, primarily for materials and supplies used in the manufacture of the Company’s products, for an aggregate of $11.0 million.
See Note 15. Related Party Transactions for information about our commitments to related parties.
12. Stockholders’ Equity
Dividend distributions
On June 8, 2021, the Company paid a one-time cash dividend to the Ultimate Parent. The total amount of the dividend was $400 million and was recorded against APIC. The Company does not have an established dividend policy and any future dividends will be paid at the discretion of the Company’s board of directors (the “Board”). The Board has sole authority to determine if and when future dividends will be declared and on what terms. Future dividend payments, if any, will depend on the Company’s earnings, capital requirements, financial condition, excess availability under the Company’s lines of credit, market and economic conditions, and other factors considered relevant.
13. Income Taxes
The tax expense and the effective tax rate resulting from operations were as follows:
	Twenty-Six Weeks Ended
(In thousands)	June 26, 2021	June 27, 2020
Income before income taxes	$15,089	$13,992
Provision for income taxes	$4,716	$4,924
Effective tax rate	31.3%	35.2%
The effective tax rates for the twenty-six weeks ended June 26, 2021 and June 27, 2020 differ from the statutory United States federal income tax rate of 21.0% primarily due to state tax and nondeductible equity-based compensation expense.
The Company’s effective tax rate may increase or decrease with changes in, among other things, the amount of income or loss by jurisdiction, changes in tax laws, and the movement of liabilities established pursuant to accounting guidance for uncertain tax benefits as statutes of limitations expire, positions are effectively settled, or when additional information becomes available. Additionally, proposed or pending tax law changes in various jurisdictions in which the Company does business may have an impact on its effective tax rate, if enacted, in the period of enactment.
14. Fair Value of Financial Instruments
ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value as the price that would be received for an asset, or paid to transfer a liability, in an orderly transaction between market participants on the measurement date, and establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value as follows:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3: inputs for the asset or liability that are based on unobservable inputs in which there is little or no market data.
Cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued expenses are reflected in the Condensed Consolidated Balance Sheets at carrying value, which approximates fair value due to the short-term nature of these instruments.

The Company’s borrowing instruments are recorded at their carrying values in the consolidated balance sheets, which may differ from their respective fair values. The carrying values and estimated fair values of the Company’s senior debt and revolver approximate their carrying values as of June 26, 2021 and December 26, 2020, based on interest rates currently available to the Company for similar borrowings.
There were no transfers of financial instruments between the three levels of fair value hierarchy during the twenty-six weeks ended June 26, 2021 and the fiscal year ended December 26, 2020.
15. Related Party Transactions
The Company has two related party leases for a manufacturing facility and land. The facility and land are leased from Morning Fresh Dairy (“Morning Fresh”), a related party entity owned and controlled by a board member of the Company and major stockholder of the Ultimate Parent. The facility lease and land lease are classified as a finance lease and operating lease, respectively, based on the original lease term and reasonably certain renewal options. As of June 26, 2021, the facility has a lease liability balance of $6.8 million which is primarily recognized as long-term debt in our Condensed Consolidated Balance Sheets. As of June 26, 2021, the land lease has a liability balance of $0.5 million which is primarily recognized as long-term operating lease liabilities in our Condensed Consolidated Balance Sheets. The facility and land lease contained total payments of approximately $249 thousand and $241 thousand for the twenty-six weeks ended June 26, 2021 and June 27, 2020, respectively.
Morning Fresh regularly purchases finished goods inventory from the Company for sale to its customers. Additionally, Morning Fresh regularly supplies milk used in the Company’s manufacturing process.
Sales to and purchases from Morning Fresh were as follows (in thousands):
	Twenty-Six Weeks Ended
	June 26, 2021	June 27, 2020
Sales	$235	$217
Purchases	$2,841	$2,606
Amounts outstanding in respect to Morning Fresh transactions were as follows (in thousands):
	June 26, 2021	December 26, 2020
Receivables	$43	$66
Payables	$672	$503
The Company has a milk supply agreement with Morning Fresh for a base term ending December 31, 2027, with the option available for extension for a total of fifteen additional 2-year periods to December 31, 2057. Four years’ advance written notice is required to terminate the agreement. Milk will be priced on a month-to-month basis by USDA Central Federal Order No. 32 for Class II milk, plus surcharges and premiums, provided that the final price of the milk shall be 23.24 cents per hundred weight less than the published Dairy Farmers of America bill for that month. The Company will accept up to 3,650,000 gallons as determined by Morning Fresh in 2020, and for each year of the term thereafter. As of June 26, 2021, the Company has future commitments to purchase approximately $36.2 million of milk from Morning Fresh, approximated at current market price. In addition, the Company has agreed to pay an additional $33 thousand monthly through December 31, 2027 to cover the landowner’s incremental costs relating to capital improvements necessary to support increased milk production required by the Company over the term of this agreement. If the agreement is terminated before December 1, 2027, the Company will be required to pay an early termination penalty, which declines from $3.0 million at the inception of the agreement to $0 over the ten-year term, based on an amortization table outlined in the agreement.
In January 2019, the Company entered into an agreement with a stockholder, to sell and issue 5,217 Class A units in exchange for a $6 million stockholder note receivable, which was recorded within stockholders’ equity. In accordance with the agreement, interest on the note accrues and compounds quarterly at a rate equal to the long-term applicable federal rate per annum on date of issuance on the unpaid principal amount of the note. The federal rate used on the date of issuance was the January 2019 long-term applicable federal rates for purposes of IRC 1274(d), which was 3.12%. On February 26, 2021, the stockholder note receivable plus accrued and unpaid interest was paid in full in the amount of $6.4 million.
Advent International (“Advent” or “our Sponsor”) is a private equity firm which has invested funds in the Ultimate Parent. Although no individual fund owns a controlling interest in us, together the funds represent our current majority owners.
Our Sponsor and its affiliates have ownership interests in a broad range of companies. We have entered and may in the future enter into commercial transactions in the ordinary course of our business with some of these companies, including the sale of goods and services and the purchase of goods and services.
During the twenty-six weeks ended June 26, 2021 and June 27, 2020, our Sponsor held an interest in Fort Dearborn Company (“Fort Dearborn”), a supplier of packaging labels. Purchases of labels from Fort Dearborn were $1.3 million for the twenty-six weeks ended June 26, 2021 and $0.6 million for the twenty-six weeks ended June 27 2020.
16. Earnings Per Share
Basic and diluted earnings per share (“EPS’) were as follows (in thousands, except share and per share amounts):
	Twenty-Six Weeks Ended
	June 26, 2021	June 27, 2020
Net income	$10,373	$9,068
Basic
Weighted average basic common shares outstanding	613,067	613,069
Basic earnings per share	$16.92	$14.79
Diluted
Weighted average diluted common shares outstanding	637,763	629,992
Diluted earnings per share	$16.26	$14.39
There were no anti-dilutive shares underlying stock options issuable upon exercise for the EPS calculations for the twenty-six weeks ended June 26, 2021 and the twenty-six weeks ended June 27, 2020.
17. Subsequent Events
The Company has evaluated subsequent events through August 5, 2021, the date on which the financial statements were available to be issued, and determined that there have been no events that have occurred that would require adjustments to our disclosures in the unaudited condensed consolidated financial statements.

RAO'S
MADE FOR HOME

BIRCH BENDERS
PANCAKE & WAFFLE MIX
ORGANIC CLASSIC

noosa

MICHAEL Angelo's
CHICKEN PARMIGIANA
EGGPLANT PARMIGIANA
LASAGNA
BAKED ZITI

sovos brands™

RAO'S
MADE FOR HOME
CHICKEN ALFREDO

noosa

KETO
TOASTER WAFFLES
BIRCH BENDERS
CHOCOLATE CHIP KETO
TOASTER WAFFLES

noosa

BIRCH BENDERS
BROWNIE MIX
KETO
ULTIMATE FUDGE

RAO'S
HOMEMADE
MARINARA
PENNE RIGATE

MICHAEL Angelo's
LASAGNA
with MEAT SAUCE

noosa

RAO'S
HOMEMADE

                 Shares
Common Stock
Prospectus
Goldman Sachs & Co. LLC J.P. MorganBofA Securities Credit Suisse
BarclaysUBS Investment Bank Cowen Piper Sandler Stifel William Blair
Telsey Advisory GroupDrexel Hamilton Loop Capital Markets
           , 2021
Until                 , 2021 (25 days after the date of this prospectus), all dealers that buy, sell or trade in shares of these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution.
The following table sets forth all costs and expenses, other than the underwriting discount, paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee for the                  .
Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ listing fee		*
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*
To be provided by amendment

Item 14.   Indemnification of Officers and Directors.
The Registrant is governed by the DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.
The Registrant’s amended and restated bylaws will authorize the indemnification of its officers and directors, consistent with Section 145 of the DGCL, as amended. The Registrant intends to enter into indemnification agreements with each of its executive officers and directors. These agreements, among other things, will require the Registrant to indemnify each executive officer and director to the fullest extent permitted by Delaware law, including indemnification of expenses, such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person’s services as a director or executive officer.

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit.
The Registrant expects to maintain standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.
The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to the Registrant’s directors and officers by the underwriters against certain liabilities.
Item 15.   Recent Sales of Unregistered Securities
The following sets forth information regarding all unregistered securities sold by the Registrant in transactions that were exempt from the requirements of the Securities Act in the last three years and does not give effect to a           for           stock split of our common stock that will occur prior to the consummation of this offering:
•
On April 20, 2018, in connection with the Noosa Acquisition, the Registrant issued 412.6163 shares of common stock to the Partnership for $1,150 per share for total consideration of $474,508.75.

•
On November 18, 2018 and November 20, 2018, in connection with the Noosa Acquisition, the Registrant issued an aggregate of 227,272.5504 shares of common stock to the Partnership for $1,150 per share for total consideration of $261,363,432.96.

•
On January 4, 2019, in connection with the Noosa Acquisition, the Registrant issued 7,643.4783 shares of common stock to the Partnership for $1,150 per share for total consideration of $8,790,000.05.

•
On June 6, 2019, in connection with the Noosa Acquisition, the Registrant issued an aggregate of 1,545.6239 shares of common stock to the Partnership for $1,150 per share for total consideration of $1,777,467.49.

•
On August 2, 2019, in connection with the Noosa Acquisition, the Registrant issued 1,151.3422 shares of common stock to the Partnership for $1,150 per share for total consideration of $1,324.043.53.

The shares of common stock in all of the transactions listed above were issued or will be issued in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act as the sale of such securities did not or will not involve a public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

Item 16.   Exhibits and Financial Statement Schedules
(a) Exhibits:
Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1*	Form of Amended and Restated Certificate of Incorporation of Sovos Brands, Inc. to be in effect prior to the consummation of the offering made under this Registration Statement.
3.2*	Form of Amended and Restated Bylaws of Sovos Brands, Inc. to be in effect prior to the consummation of the offering made under this Registration Statement.
3.3**	Certificate of Incorporation of Sovos Brands, Inc., as currently in effect.
3.4**	Certificate of Amendment to Certificate of Incorporation of Sovos Brands, Inc., as currently in effect.
3.5**	Certificate of Amendment to Certificate of Incorporation of Sovos Brands, Inc., as currently in effect.
3.6**	Bylaws of Sovos Brands, Inc., as currently in effect.
4.1*	Form of Certificate of Common Stock.
5.1*	Opinion of Weil, Gotshal & Manges LLP.
10.1	First Lien Credit Agreement, dated as of June 8, 2021, by and among Sovos Brands Intermediate, Inc., Sovos Brands Holdings, Inc., the financial institutions party thereto and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent.
10.2	Second Lien Credit Agreement, dated as of June 8, 2021, by and among Sovos Brands Intermediate, Inc., Sovos Brands Holdings, Inc., the financial institutions party thereto and Owl Rock Capital Corporation, as Administrative Agent.
10.3**	Employment Agreement, dated as of January 14, 2017, between Grand Prix Intermediate, Inc. and Todd R. Lachman.
10.4	Sovos Brands Richard Greenberg Employment Term Sheet.
10.5**	Sovos Brands Limited Partnership 2017 Equity Incentive Plan.
10.6**	Amendment No. 1 to Sovos Brands Limited Partnership 2017 Equity Incentive Plan, dated as of February 10, 2021.
10.7*	Sovos Brands, Inc. 2021 Equity Incentive Plan.
10.8*	Sovos Brands, Inc. 2021 Annual Cash Incentive Plan.
10.9*	Incentive Unit Grant Agreement between Sovos Brands Limited Partnership and Todd R. Lachman.
10.10*	Amendment to the Incentive Unit Grant Agreement between Sovos Brands Limited Partnership and Todd R. Lachman.
10.11*	Form of Incentive Unit Grant Agreement between Sovos Brands Limited Partnership and certain of its officers.
10.12*	Form of Amendment to the Incentive Unit Grant Agreement between Sovos Brands Limited Partnership and certain of its officers.
10.13*	Form of Restricted Stock Agreement between Sovos Brands, Inc. and certain of its officers.
10.14*	Form of Executive Officer and Director Indemnification Agreement for Sovos Brands, Inc.
21.1**	List of subsidiaries.
23.1*	Consent of Deloitte & Touche LLP.
23.2*	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page).

*
To be filed by amendment.

**
Previously filed.

(b) Financial Statement Schedules:
All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.
Item 17.   Undertakings
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Louisville, State of Colorado, on            , 2021.
SOVOS BRANDS, INC.
By:

Name
Todd R. Lachman

Title:
President, Chief Executive Officer and Director

POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Todd R. Lachman, Christopher W. Hall and Isobel A. Jones, or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on                 , 2021.
Signature	Title
Todd R. Lachman	President, Chief Executive Officer and Director (Principal Executive Officer)
Christopher W. Hall	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
William R. Johnson	Director
Jefferson M. Case	Director
Robert Graves	Director
Dan Poland	Director
David Roberts	Director